Form 20-F
period 2008-12-31
ASIA SPECIAL SITUATION ACQUISITION CORP
filed 2009-04-01
CIK 1407437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE No.  001-33916

Asia Special Situation Acquisition Corp.
(Exact name of Registrant as specified in its charter)

Asia Special Situation Acquisition Corp.
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

c/o M & C Corporate Services Limited
P.O. Box 309GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of principal executive offices)

Geoffrey W. Holmes, Chief Executive Officer
600 Third Avenue, 22nd floor
New York, NY 10016
(212) 490-1100 Ext. 360
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units, each consisting of one Ordinary Share and one Warrant	NYSE Alternext US Exchange
Ordinary Shares, $.0001 par value	NYSE Alternext US Exchange
Ordinary Share Purchase Warrants	NYSE Alternext US Exchange
(Title of Class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:14,000,000 ordinary shares, $.0001 par value.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                         Yes ☒      No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
 Item 17 ☐    Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☒      No ☐

- PAGE - ii -

TABLE OF CONTENTS

FORM 20-F		I

TABLE OF CONTENTS		III

PART I		5

ITEM 1:	Identity of Directors, Senior Management and Advisors	5
ITEM 2:	Offer Statistics and Expected Timetable	5
ITEM 3:	Key Information	5
A.	Selected Financial Data	5
B.	Capitalization and Indebtedness	5
C.	Reasons For The Offer and Use Of Proceeds	5
D.	Risk Factors	6
ITEM 4:	Information on the Company	24
A.	History and Development of the Company	24
B.	Business Overview	30
C.	Property, Plants and Equipment	42
ITEM 4A:	Unresolved Staff Comments	42
ITEM 5:	Operating and Financial Review and Prospects	42
A.	Operating Results	45
B.	Liquidity and Capital Resources	47
C.	Research and Development, Patents and Licenses, Etc.	52
D.	Trend Information	52
E.	Off-Balance Sheet Arrangements	52
F.	Tabular Disclosure of Contractual Obligations	53
ITEM 6:	Directors, Senior Management, and Employees	53
A.	Directors and Senior Management	53
B.	Compensation	57
C.	Board Practices	57
D.	Employees	59
E.	Share Ownership	60
ITEM 7:	Major Shareholders and Related Party Transactions	63
A.	Major Shareholders	63
B.	Related Party Transactions	64
C.	Interests of Experts and Counsel	68
ITEM 8:	Financial Information	68
A.	Financial Statements and Other Financial Information	68
B.	Significant Changes	68
ITEM 9:	The Offering and Listing	69
A.	Offer and Listing Details	69
B.	Plan of Distribution	70
C.	Markets	70
D.	Selling Shareholders	70
E.	Dilution	70
F.	Expenses of the Issue	70
ITEM 10:	Additional Information	70
A.	Share Capital	70

- PAGE - iii -

B.	Memorandum and Articles of Association	70
C.	Material Contracts	70
D.	Exchange Controls	72
E.	Taxation	72
F.	Dividends and Paying Agents	77
G.	Statements by Experts	77
H.	Documents on Display	77
I.	Subsidiary Information	77
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	78
ITEM 12:	Description of Securities other than Equity Securities	78

PART II		78

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	78
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	78
ITEM 15:	Controls and Procedures	78
ITEM 16:	Reserved	79
A.	Audit Committee Financial Expert	79
B.	Code of Ethics	79
C.	Principal Accountant Fees and Services	79
D.	Exemptions From the Listing Standards for Audit Committees	80
E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	80
F.	Change in Registrant's Certified Accountant	80

PART III		82

ITEM 17:	Financial Statements	82
A.	Audited Annual Financial Statements, December 31, 2008
ITEM 18:	Financial Statements	F-1 - F-14
ITEM 19:	Exhibits	83

SIGNATURES		87

- PAGE - iv -

PART I

ITEM 1:	Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2:	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:	Key Information

A.   Selected Financial Data

The following selected financial data should be read in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The data as of December 31, 2008 and for the period March 22, 2007 (inception) to December 31, 2008 are derived from our audited financial statements which are included elsewhere in this annual report. This selected financial data should be read in conjunction with such financial statements and the related reports of our auditors Rothstein, Kass & Company, P.C. The historical results are not necessarily indicative of results to be expected for future periods.

Selected Financial Data

Balance Sheet Data	Year Ended December 31, 2008 (audited)	From inception (March 22, 2007) to Year Ended December 31, 2007 (audited)

Working capital (deficiency)	$(809,000)	$(571,000)
Investment in Trust Account	$115,000,000	—
Total assets	$115,888,000	$1,035,000
Deferred underwriters’ fee	$3,450,000	—
Total liabilities	$4,475,000	$1,013,000
Value of ordinary shares which may be converted to cash ($10.00 per share)	$40,250,000	—
Shareholders’ equity	$71,163,000	$22,000
Statement of Operations Data
Formation and operating costs	$924,000	$6,000
Net income (loss)	$129,000	$(3,000)
Net income (loss) per ordinary share, basic and diluted, excluding shares subject to possible redemption	$0.01	$0.00

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons For The Offer and Use Of Proceeds

Not Applicable.

D.   Risk Factors

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the Securities and Exchange Commission before investing in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. The trading price of our units, ordinary shares and warrants could decline due to any of these risks, and you may lose part or all of your investment.

Risks Associated With Our Business

We are a newly formed company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a newly formed company with no operating results to date. Therefore, our ability to begin operations is dependent upon obtaining financing through the public offering of our securities and consummating a business combination. Since we do not have any operations or an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to complete a business combination with one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements, that is either located in, selling its products or services in, or otherwise investing in Asia. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. Other than the proposed share exchange with White Energy Company Limited and its affiliates, we do not have any specific business combination under consideration or contemplation. We will not generate any revenues or income (other than interest income, net of taxes, if any, on the proceeds of our offering) until, at the earliest, after the consummation of a business combination. We cannot assure you as to when or if a business combination will occur, or that even if we are successful in consummating a business combination, that our company will operate profitably in the future.

If we are forced to dissolve and liquidate before a business combination our warrants will expire worthless.

If we are unable to complete the proposed White Energy share exchange or other business combination and are forced to dissolve, liquidate and wind up, there will be no amount payable upon such liquidation with respect to our outstanding warrants and, accordingly, the warrants will expire worthless. For a more complete discussion of the effects on our shareholders if we are unable to complete a business combination, see the section entitled “Effecting a business combination — Dissolution and liquidation if no business combination.”

You will not be entitled to protections normally afforded to investors of blank check companies including the ability to receive all interest earned on the amount held in trust.

Since the net proceeds of our offering are intended to be used to complete a business combination with White Energy and its affiliates or another target business, we may be deemed to be a “blank check” company under the United States securities laws. However, since we have net tangible assets in excess of $5,000,000 upon the consummation of our offering and have filed a Current Report on Form 8-K with the SEC upon consummation of our offering, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors of blank check companies such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules, such as entitlement to all the interest earned on the funds deposited into the trust account. Because we are not subject to Rule 419, a significant amount of the interest earned on the funds deposited in the trust account will be released to us to fund our working capital and will not be available at all to those public shareholders redeeming in connection with a business combination and our units will be immediately tradable.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, including companies seeking to consummate a business combination with companies in Asia, it may be more difficult for us to do so.

Based upon publicly available information, as of January 15, 2008, approximately 145 similarly structured blank check companies have completed initial public offerings in the United States. Of these companies, only 43 companies have consummated a business combination, while 23 other companies have announced they have entered into a definitive agreement for a business combination, but have not consummated such business combination and seven companies have failed to consummate a business combination and have either returned or announced their intention to return proceeds to their stockholders. Accordingly, there are over 71 blank check companies with more than $11.0 billion in trust that are seeking to carry out a business plan similar to our business plan. Furthermore, there are a number of additional offerings for blank check companies that are still in the registration process but have not completed initial public offerings and there are likely to be more blank check companies filing registration statements for initial public offerings after the date of this report and prior to our completion of a business combination. While some of those companies must complete a business combination in specific industries, a number of them may consummate a business combination in any industry they choose. Therefore, we may be subject to competition from these and other companies seeking to consummate a business plan similar to ours. Because of this competition, we cannot assure you that we will be able to effectuate the proposed White Energy share exchange or other business combination within the required time periods. Further, the fact that only 66 of such companies have either consummated a business combination or entered into a definitive agreement for a business combination may indicate that there are fewer attractive target businesses available to such entities or that many privately-held target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours.

We will proceed with a business combination only if public shareholders owning one share less than 35% of the shares sold in our offering exercise their redemption rights, which is a lower threshold than that of a traditional blank check company and will make it easier for us to proceed with a proposed acquisition.

We will proceed with the proposed White Energy share exchange only if: (i) a majority of the ordinary shares cast at the meeting are voted in favor of the share exchange, (ii) if public shareholders owning less than 35% of the total number of shares sold in our offering exercise their redemption rights in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders, and (iii) a majority of our outstanding ordinary shares are voted in favor of an amendment to our amended and restated memorandum and articles of association to permit our perpetual existence (as further discussed under the heading “Effecting a business combination — Redemption Rights”). Accordingly, public shareholders owning up to one share less than 35% of the total number of shares sold in our offering may exercise their redemption rights and we could still consummate the proposed White Energy share exchange. As a result, this may have the effect of making it more likely that we could consummate the White Energy share exchange or other business combination even when a significant number of public shareholders have voted against such transaction. We have increased the redemption percentage from 20% to one share less than 35% of the total number of shares sold in our offering in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing a business combination that may otherwise be approved by a large majority of our public shareholders. While there are a few other business combination companies similar to ours which contain redemption provisions greater than 20%, the 20% threshold is customary and standard for offerings similar to ours.

We may be required to issue a substantial number of additional shares of our capital stock or debt securities to complete the proposed White Energy share exchange or other business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 50,000,000 ordinary shares, par value $.0001 per share, and 1,000,000 shares of preferred stock, par value $.0001 per share. Immediately after our offering and the sale of the insider warrants (including the exercise of the underwriters’ over-allotment option), there were 17,825,000 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants and the underwriters’ unit purchase option) and all of the 1,000,000 shares of preferred stock were available for issuance. If more than 20% but not more than one share less than 35% of the shares owned by our public shareholders vote against the proposed White Energy share exchange or other business combination and exercise their redemption rights, we will still be required to utilize 80% of the amount in our trust account for the business combination (excluding deferred underwriting fees).

In the past 12 months, and particularly in light of the world-wide economic recession, many hedge funds and other institutional investors who invested in SPACs or business combination companies have not voted in favor of proposed business combinations and sought redemption of their original investments.  In order to avoid liquidation and to effect the consummation of the White Energy transaction, we may be required to find buyers for our shares and warrants held by a number of our current public shareholders who will purchase such securities and vote in favor of our proposed transaction, or sell ourselves additional securities and use the proceeds to repurchase shares being redeemed.  In such connection, we have engaged the services of Canaccord Capital LLC and Roth Capital Partners LLC to assist us in such financing efforts to the extent required.  In addition, if such redemptions leaves us with an insufficient amount of funds to consummate the proposed White Energy share exchange or other business combination, then we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. Although we have no commitments to purchase our securities, we may issue a substantial number of additional ordinary or preferred shares, or a combination of ordinary and preferred shares, to complete the share exchange or other business combination. The issuance of additional ordinary shares or any number of our preferred shares:

•	may significantly reduce the equity interest of investors in our offering;
•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Exercise of redemption rights must be effected pursuant to a specific process which may take time to complete and may result in the expenditure of funds by shareholders seeking redemption.

A shareholder requesting redemption of his, her or its ordinary shares for cash may do so at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the proposed White Energy share exchange or other business combination. A shareholder would have from the time we send out our proxy statement through the vote on the share exchange to tender (either electronically or through the delivery of physical stock certificates) such shareholder’s ordinary shares if he, she or it wishes to seek to exercise his, her or its redemption rights. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. There may be additional mailing and other nominal charges depending on the particular process used to tender the ordinary shares. Although we believe the time period, costs and other potential burdens associated with the tendering process are not onerous for an average investor, this process may result in additional burdens for shareholders, including mis-delivery or any other defect in the tendering process.

Additionally, if a vote on the proposed White Energy share exchange is held and is not approved, we may continue to try to consummate a business combination with a different target until twenty four months from the date of our prospectus. If the proposed White Energy share exchange is not approved or completed for any reason, public shareholders voting against such transaction who exercised their redemption rights would not be entitled to redeem their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public shareholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public shareholder. In such case, they would then have to comply with the tendering process again for any vote against a subsequent business combination.

The terms on which we may effect a business combination can be expected to become less favorable as we approach our 24 month deadline.

Pursuant to our amended and restated memorandum and articles of association, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination within 24 months after the completion of our offering since a definitive agreement has been executed with White Energy within 18 months after completion of our offering). We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the trust account, upon expiration of the time periods set forth above.

Any entity with which we negotiate, or attempt to negotiate, a business combination, including White Energy and its affiliates, will, in all likelihood, be aware of these time limitations and can be expected to negotiate accordingly. Additionally, as the 18 or 24 month time periods draw closer, we may not have the desired amount of leverage in the event any new information comes to light after entering into the share exchange agreement with White Energy and its affiliates but prior to consummation of the share exchange.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by shareholders from the trust account as part of our dissolution and liquidation may be less than $10.00 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all vendors, prospective target businesses or other entities with which we execute agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility and other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason.

Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $10.00 per share held in the trust account, plus interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account and net of any amounts released to us as working capital, or to fund costs associated with our automatic dissolution and liquidation if we do not consummate the proposed White Energy share exchange or other business combination), due to claims of such creditors. Additionally, in the event we do not have sufficient funds available to us to consummate and complete our dissolution and liquidation, our sponsor has agreed that either it or its affiliates will fund all costs associated with our dissolution and liquidation. Based on information we have obtained from such entities and individuals, we currently believe that such entities and individuals are capable of funding both a shortfall in our trust account and the costs associated with our dissolution and liquidation, even though we have not asked them to reserve for such an eventuality. However, we cannot assure you that our sponsor or its affiliates will be able to satisfy those obligations. We believe the likelihood of our sponsor, Noble Investment Fund Limited and Allius Ltd. having to indemnify the trust account is minimal because we will endeavor to have all vendors and prospective target businesses, as well as other entities, execute agreements with us waiving all right, title, interest or claim of any kind in or to monies held in the trust account.

Additionally, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable Cayman Islands’ insolvency law, and may be included in our estate and subject to the claims of third parties with priority over claims of our public shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to public shareholders the amounts payable to them upon a liquidation of the trust account.

Although our disinterested directors will bring claims on our behalf to enforce the joint and several indemnification obligations of our sponsor, Noble Investment Fund Limited and Allius Ltd., there is no assurance that such claims would be successful, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

Our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only to the extent we have not obtained a valid and enforceable waiver from such parties. In the event that the proceeds in the trust account are reduced and our sponsor, Noble and Allius assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our disinterested directors will cause us to take legal action against them for specific performance to enforce their indemnification obligations. Our disinterested directors will cause us to take action against our sponsor, Noble and Allius because our board of directors has a fiduciary obligation to bring such claims and our amended and restated memorandum and articles of association require our disinterested directors to bring such claims, if required. However, we can provide no assurance that such claims would be successful. If such claims are not successful, the amount of funds in the trust account available for distribution to our public shareholders may be reduced and the per share liquidation distribution could be less than the initial $10.00 per share held in the trust account.

We will have only limited ability to evaluate the management of the target business.

It is anticipated that, upon consummation of the proposed White Energy share exchange, White Energy management will become the management of our company and subsidiaries and our current executive officers will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to our board and our existing shareholders will have the right to appoint two directors to our board. Accordingly, the future success or failure of our company will depend largely upon the efforts of the senior management and board of directors of White Energy. Although we intend to closely scrutinize the management of White in connection with evaluating the desirability of effecting the share exchange, we cannot assure you that our assessment of such management will prove to be correct.

Although our current officers and directors intend to resign upon consummation of the proposed White Energy share exchange or other business combination, under certain circumstances they may receive ongoing compensation following such business combination.

Our board of directors and officers will not receive either from our company or the target company any finder’s fee or related payment in connection with a business combination, or condition such business combination upon any or all of them receiving or retaining any position or obtaining any ongoing compensation following the business combination through any employment or consulting agreement or similar arrangement. However, if requested by the shareholders or directors of a prospective target company, including, White Energy, one or more members of our board of directors may remain as a director of or consultant to our company and its subsidiaries following the proposed White Energy share exchange or other business combination, and in connection therewith, will receive compensation to be negotiated with the board of directors or shareholders of the target company. If we acquire control of a target business in an all-cash transaction, it is more likely that one or more current members of management would remain with us as a director, or in senior management or advisory positions. If a business combination is structured as a merger or exchange of shares, such the proposed White Energy share exchange, whereby the shareholders of the target company were to receive significant ordinary shares in our company in connection with such business combination, it would be less likely that any of our officers or directors will remain with the combined company. If any of our management or board members are retained post-business combination in any directorship or other consulting capacity, it may result in a conflict of interest.

Our officers and directors are or may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicts of interest in determining which entity a particular business opportunity should be presented to.

None of our officers, directors or initial shareholders are currently affiliated with any entity whose primary business focus includes acquisitions in Asia. Each of our officers, directors and initial shareholders have agreed that, until we consummate a business combination or liquidate our trust account, they will not become associated or affiliated with any such competing entity. In addition, such persons have agreed that they will present to our board of directors any acquisition opportunity in Asia they obtain access to and which could reasonably be expected to be valued at 80% or more of the total amount placed in our trust account upon completion of our offering (excluding deferred underwriting fees), and provide us a right of first refusal to consummate such an acquisition. However, there can be no assurance that these agreements will be fully complied with in all instances. One or more of our officers, directors or initial shareholders could breach these agreements by failing to present to our board of directors one or more acquisition opportunities in Asia they obtain access to and which meets the 80% threshold. If we become aware of any such breach, our disinterested directors will cause us to bring a claim against such officer, director or initial shareholders for specific performance or damages incurred by us in connection with any such breach. However, no assurance can be given that we would be successful with respect to any such claims. For a more complete discussion of our management’s affiliations and the potential conflicts of interest that you should be aware of, see the sections below entitled “Management — Directors and Executive Officers” and “Management — Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors may have other conflicts of interest.

The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target business and completing a business combination, including, the proposed White Energy share exchange. All of our executive officers and directors own ordinary shares which will be released from escrow only if we consummate the share exchange or other business combination and with respect to which they are waiving their redemption and liquidation distribution rights if we liquidate. In addition, immediately prior to the date of our prospectus, our sponsor, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors, and Noble Investment Fund Limited, purchased for $1.00 each, warrants to purchase an aggregate of 5,725,000 of our ordinary shares, which insider warrants are identical to the warrants in the units being offered by our prospectus, except that (i) subject to limited exception, none of the insider warrants will be transferable or salable until after we complete a business combination; (ii) the warrants are not subject to redemption if held by the initial holders and their permitted assigns; and (iii) the warrants are exercisable on a cashless basis if held by the initial holder or its permitted assigns. Our sponsor and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants. Although none of the insider warrants may be sold, assigned or transferred until we complete the White Energy share exchange or other business combination, permitted assigns include (i) the required transfer of 50% of the insider warrants to Noble Investment Fund Limited once we complete a business combination, as partial consideration for, and in reduction of, a $5,725,000 loan to be provided by Noble to enable Ho Capital Management LLC to purchase the insider warrants, or (ii) Angela Ho, a co-manager of Ho Capital Management LLC. If we are forced to liquidate, the insider warrants will become worthless.

Accordingly, the financial motivation of our sponsor and our officers and directors to consummate the share exchange or other business combination may affect their judgment in evaluating the merits of one or more prospective targets or result in our overpaying for a specific acquisition candidate.

Although we initially focused our efforts on acquiring an operating business in the leisure and hospitality or financial services industries that is located in, invests in, or provides products or services to consumers located in China, we were not limited to a particular industry or area in Asia and have elected to acquire control of a business engaged in the development and production of clean coal technology; an industry that is beyond the expertise of our management.

There is no specific timeframe or monetary amount established by management which caused us to abandon our initial focus of acquiring an operating business in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China, in favor of other industries or other specified countries in Asia, including, Sydney, Australia-based White Energy. Early in the process of searching for a suitable target business, management intended to concentrate its focus on acquiring an operating business in the leisure and hospitality or financial services industries that invest in, is located in, or provides products or services to consumers located in China. However, we determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates which management determined was in the best interests of our company and shareholders. We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China.

If a favorable business opportunity presents itself to management in an industry, other than the leisure and hospitality or financial services industries, or in any one or more of the designated countries in Asia, other than China, such industry or area may be outside of management’s expertise. As a result, our ability to assess the growth potential, financial condition, experience and skill of incumbent management, competitive position, regulatory environment and other criteria in evaluating a business opportunity outside our primary business focus or outside of China may be adversely affected by virtue of our limited expertise. No assurance can be given that we will be able to successfully complete such an acquisition and could result in the liquidation of the trust account and dissolution of our company. For a more detailed discussion of management’s process for searching for and selecting a target business, see “Effecting a business combination — Selection of a target business and structuring of a business combination”.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Section 172 of our amended and restated memorandum and articles of association provides that we will continue in existence only until eighteen months from the consummation of our offering or until twenty-four months if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into, except if holders of 95% or more of our outstanding ordinary shares approve an extension of such time period. If we have not completed the proposed White Energy share exchange or other business combination by January 2010, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time, we will become subject to a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”). Our liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate that the trust account should be liquidated shortly following expiration of the 21-day period. As soon as the affairs of our company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the registrar confirming the date on which the meeting was held and three months after the date of such filing our company is dissolved.

Additionally, in any liquidation proceedings of our company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of our company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Cayman Islands law does not limit the amount of time available to a liquidator to recover funds for the estate from shareholders that received distributions. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If we are unable to consummate the proposed White Energy share exchange or other transaction within the necessary time periods, our purpose and powers will be limited to winding up and ultimately dissolving. Upon notice from us, the trustee of the trust account will distribute the amount in our trust account to our public shareholders as part of our automatic dissolution and liquidation. Concurrently, we propose that our liabilities and obligations will be paid from funds not held in trust, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed that they will be jointly and severally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. We have not independently verified whether our sponsor, Noble Investment Fund Limited or Allius Ltd. have sufficient funds to satisfy their respective indemnity obligations and, therefore, we cannot assure you that they would be able to satisfy these obligations.

We will dissolve and liquidate if we do not consummate the White Energy share exchange or other business combination.

Pursuant to, among other documents, our amended and restated memorandum and articles of association, if we do not complete the proposed White Energy share exchange or other business combination within 24 months after the consummation of our offering, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Upon dissolution, we will distribute to all of our public shareholders, in proportion to their respective equity interest, an aggregate sum equal to the amount in the trust account (net of taxes payable and that portion of the interest earned previously released to us). Our initial shareholders, as well as our sponsor who purchased insider warrants immediately prior to the date of our prospectus, have waived their rights to participate in any liquidation distribution with respect to their initial shares and the insider warrants will expire worthless upon our liquidation and dissolution. There will be no distribution from the trust account with respect to our warrants which will expire worthless. We will pay the costs of our dissolution and liquidation. Our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed to indemnify us, jointly and severally, for these expenses to the extent there are insufficient funds available from the proceeds not held in the trust account and interest released to us. Upon notice from us, the trustee of the trust account will liquidate the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders as part of our dissolution and liquidation. Concurrently, we shall pay, or reserve for payment, from interest released to us from the trust account if available, our liabilities and obligations, although we cannot give you assurances that there will be sufficient funds for such purpose. The amounts held in the trust account may be subject to claims by third parties, such as vendors, prospective target business or other entities, if we do not obtain waivers in advance from such third parties prior to such parties providing us with services or entering into arrangements with them.

These procedures may result in substantial delays in the liquidation of our trust account to our public shareholders as part of our automatic dissolution and liquidation.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933 with respect to the ordinary shares issuable upon exercise of the warrants, we may elect to redeem the warrants issued as a part of our units, without the prior consent of any third party, at any time after the warrants become exercisable in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our ordinary shares equals or exceeds $14.25 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. Redemption of the warrants could force the warrant holders (i) to exercise the warrants and pay the exercise price thereafter at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. The foregoing does not apply to the warrants included as part of the 5,725,000 insider warrants purchased immediately prior to the date of our prospectus, as such warrants are not subject to redemption while held by the initial holder or any permitted transferee of such initial holder.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the shares underlying the warrants at the time that our warrant holders exercise their warrants, we cannot guarantee that a registration statement will be effective, in which case our warrant holders may not be able to exercise our warrants and sell the underlying shares.

Holders of our warrants will be able to exercise the warrant only if (i) a current registration statement under the Securities Act of 1933 relating to our ordinary shares underlying the warrants is then effective and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities law of the states in which the various holders of warrants reside. Although we have undertaken in the warrant agreement, and therefore have a contractual obligation, to use our best efforts to maintain a current registration statement covering the shares underlying the warrants following completion of our offering to the extent required by federal securities law, and we intend to comply with such undertaking, we cannot assure you that we will be able to do so. The warrants, including the warrants included in the representative’s unit purchase option, may expire unexercised or unredeemed if there is no effective registration statement (as required by federal securities laws). In addition, there are no circumstances under which we will be required to net-cash settle the warrants, including the warrants included in the representative’s unit purchase option, and a purchaser, including the representative upon exercise of the unit purchase option, may pay the full unit purchase price solely for the shares included in the units. Moreover, we have agreed to use our reasonable efforts to register the shares underlying the warrants under the blue sky laws of the states of residence of the exercising warrant holders, to the extent an exemption is not available. The value of the warrants may be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised.

We may have insufficient resources to cover our operating expenses and the expenses of consummating the proposed White Energy share exchange or other business combination.

We will pay approximately $50,000 (not including up to $2,000,000 of interest we may earn on funds in the trust account, which we are entitled to receive in order to cover our operating expenses and our costs associated with our dissolution and liquidation if we do not consummate a business combination) from the proceeds of our offering, the sale of the insider warrants and another financings we may consummate, including, but not limited to, up to $1,250,000 of 12% promissory notes to be issued pursuant to our December 2008 Funding Agreement ($500,000 was borrowed under the notes on December 26, 2008), to cover our operating expenses for the next 12 months and to cover the expenses incurred in connection with the proposed White Energy share exchange or other business combination. This amount is based on management’s estimates of the costs needed to fund our operations for the next 12 months and consummate the business combination. Those estimates may prove inaccurate if we expend a significant portion of the available proceeds in pursuit of the proposed share exchange or other business combination that is not consummated. If we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing, either from our management or the initial shareholders or from third parties. We may not be able to obtain additional financing and our initial shareholders and management are not obligated to provide any additional financing. If we do not have sufficient proceeds and cannot find additional financing, we may be forced to dissolve and liquidate prior to consummating the proposed White Energy share exchange or other business combination.

None of our officers or directors has ever been associated with a blank check company which could adversely affect our ability to consummate a business combination.

None of our officers or directors has ever been associated with a blank check company. Accordingly, you may not have sufficient information with which to evaluate the ability of our management team to identify and complete a business combination using the proceeds of our offering and the sale of the insider warrants. Our management’s lack of experience in operating a blank check company could adversely affect our ability to consummate a business combination and force us to dissolve and liquidate the trust account to our public shareholders in an automatic dissolution and liquidation.

Our officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This could have a negative impact on our ability to consummate the proposed White Energy share exchange or other business combination.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. Each of our officers are engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to our affairs. If our officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate the share exchange or other business combination. For a discussion of potential conflicts of interest that you should be aware of, see the section entitled “Management — Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors own 21.9% of our outstanding ordinary shares, and our Sponsor owns insider warrants which will not participate in the liquidation of the trust account in the event of our automatic dissolution and liquidation; therefore such persons may have a conflict of interest in determining whether White Energy or other  target business is appropriate for a business combination.

Our officers and directors own 21.9% of our outstanding ordinary shares, and our sponsor, an entity that is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of the board of directors, and Noble Investment Fund Limited, owns our insider warrants purchased for $5,725,000 immediately prior to the date of our prospectus. Angela Ho and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants held in the name of our sponsor. Our officers and directors and our sponsor have waived their right to the liquidation of the trust account in the event of our automatic dissolution and liquidation with respect to those shares upon the liquidation of the trust account to our public shareholders if we are unable to complete the proposed White Energy share exchange or other business combination. The shares and warrants owned by these persons (including our officers and directors) will be worthless if we do not consummate a business combination. The personal and financial interests of these officers and directors and our sponsor may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, these officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount available outside the trust account unless the proposed White Energy share exchange or other business combination is consummated and therefore they may have a conflict of interest.

Our initial shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount available outside the trust account, unless the share exchange or other business combination is consummated. The amount of available proceeds is based on management estimates of the capital needed to fund our operations for the next 12 months and to consummate the White Energy share exchange or other business combination. Those estimates may prove to be inaccurate, especially if we expend a significant portion in pursuit of the share exchange or other acquisition that is not consummated. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of less than $5,000,000 and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to a transaction prior to sale;
•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Our proposed initial business combination with White Energy and its affiliates is with a single target business, which may cause us to be solely dependent on a single business and a limited number of products or services. Additionally, we may face obstacles to completing simultaneous acquisitions.

Our initial business combination (including the proposed White Energy share exchange) must be with a business or businesses with a collective fair market value of at least 80% of the amount in our trust account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) at the time of such acquisition, which amount is required as a condition to the consummation of our initial business combination with White Energy or other target companies. In addition, if more than 20% but not more than one share less than 35% of the shares owned by our public shareholders vote against the share exchange or other business combination and exercise their redemption rights, we will still be required to utilize 80% of the amount in our trust account for the business combination. In the event that such redemption leaves us with an insufficient amount of funds to consummate the proposed White Energy share exchange or other business combination then, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. We have not entered into any such fund raising arrangement and have no current intention of doing so (other than the 5,725,000 insider warrants for an aggregate of $5,725,000 and 12% promissory notes under the December 2008 Funding Agreement for an aggregate of $1,250,000, of which $500,000 was borrowed by us as of the date hereof). We may not be able to acquire more than one target business because of this and various other factors, including the amount of funds available to consummate a business combination, possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and closings with multiple target businesses. In addition, we may not have sufficient management, financial and other resources to effectively investigate the business and affairs of multiple acquisition candidates simultaneously or to negotiate the terms of multiple acquisition agreements at the same time which could result in a failure to properly evaluate multiple acquisitions. Further, we would also be exposed to the risk that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied bringing the fair market value of the initial business combination below the required fair market value of 80% of the amount in our trust account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) threshold. Accordingly, while it is possible we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business (such as White Energy and its affiliates) if deciding between one target business meeting such 80% threshold and comparable multiple target business candidates collectively meeting the 80% threshold. Consequently, it is probable that, unless the purchase price consists substantially of our equity, we will have the ability to complete only the initial business combination with the proceeds of our offering and the sale of the insider warrants. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business; or
•	dependent upon the development or market acceptance of a single or limited number of products or services.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

At the time we seek shareholder approval of the proposed White Energy share exchange or other business combination, we will offer each public shareholder the right to have such shareholder’s ordinary shares redeemed for cash if the shareholder votes against the share exchange or other business combination and such business combination is approved and completed. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expected. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value.

 The initial target business that we acquire (including White Energy and its affiliates) must have a fair market value equal to at least 80% of the amount in our trust account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) at the time of such acquisition. There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount considerably greater than 80% of the amount in our trust account (excluding $3,450,000 of deferred compensation to be held for the benefit of the underwriters) at the time of such acquisition. Other than in connection with our 12% promissory notes under the December 2008 Funding Agreement for aggregate proceeds of $1,250,000 ($500,000 of which was loaned to us in December 2008), we have not had any preliminary discussions, or made any agreements or arrangements, with respect to financing arrangements with any third party. The fair market value of White Energy and its affiliates or other target business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, and the price for which comparable businesses have recently been sold. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the Financial Industry Regulatory Authority with respect to the satisfaction of such criteria. Since any opinion, if obtained, would merely state that fair market value meets the 80% threshold described above, it is not anticipated that copies of such opinion would be distributed to our shareholders, although copies will be provided to shareholders who request it. If we do obtain the opinion of an investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to shareholders in connection with obtaining approval of the share exchange or other business combination, and the investment banking firm will consent to the inclusion of their report in our proxy statement. In addition, information about how shareholders will be able to obtain a copy of the opinion from us will be contained in the proxy statement. However, we do not anticipate that shareholders will be entitled to rely on any such opinion. If the independent investment banking firm takes the view that shareholders may not rely on the opinion, we will not consider such a view as a factor in deciding which investment banking firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of the share exchange or other business combination if our board of directors independently determines that the target business has sufficient fair market value.

We may be unable to obtain additional financing, if required, to complete the share exchange or other business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon the business combination.

Although we believe that the net proceeds of our offering, the sale of the insider warrants and the sale of our 12% notes under our December 2008 Funding Agreement will be sufficient to allow us to consummate the proposed White Energy share exchange or other business combination, we cannot guarantee the amount of capital requirements for any particular transaction. If the net proceeds of our offering and the sale of the insider warrants and notes prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds in search of a target business, or because we become obligated to redeem for cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate the share exchange or other business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate the White Energy or other business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of White Energy and its affiliates or other target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination.

Our initial shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring shareholder vote.

Upon consummation of our offering our initial shareholders (including all of our officers and directors) will collectively own approximately 20% of our issued and outstanding ordinary shares. Our officers, directors and initial shareholders, have advised us that that they do not intend to purchase any units in our offering. However, our officers, directors and our initial shareholders, may make any purchases either in the open market, in private placements or other private transactions following the offering, although we are not aware that any of such persons or entities intend to do so. While we cannot be certain of all of the factors that would cause our existing officers, directors or shareholders to purchase our securities, we believe that some of the factors they would consider are: (i) the trading price of our securities, (ii) their aggregate investment in our securities, (iii) whether it appears that a substantial number of public shareholders are voting against the share exchange or other business combination, and (iv) their interest in White Energy, its affiliates or other target business. Any shares acquired by such individuals in our offering or in the aftermarket will be voted in favor of the business combination. Accordingly, any purchase of our shares by our officers and directors, including all of our initial shareholders, in our offering or in the aftermarket could influence the result of a vote submitted to our shareholders in connection with the share exchange or other business combination by making it more likely that such business combination would be approved.

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of the share exchange or other business combination, in which case all of the current directors will continue in office at least until the consummation of the share exchange or other business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, initially only a minority of the board of directors will be considered for election and our initial shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholders will continue to exert control at least until the consummation of the business combination. In addition, our initial shareholders and their affiliates and relatives are not prohibited from purchasing units in our offering or in the open market. If they do, we cannot assure you that our initial shareholders will not have considerable influence upon the vote in connection with the share exchange or other business combination.

Since our initial shareholders will lose their entire investment in us if a business combination is not consummated and may be required to pay costs associated with our liquidation, our initial shareholders may purchase ordinary shares from shareholders who would otherwise choose to vote against the proposed White Energy share exchange or other business combination or exercise their redemption rights in connection with such business combination.

Our initial shareholders own ordinary shares that will be worthless if we do not consummate the proposed White Energy share exchange or other business combination. In addition, immediately prior to the date of our prospectus, our sponsor purchased warrants exercisable for our ordinary shares (for an aggregate of $5,725,000), which will also be worthless if we do not consummate a business combination.

Given the interest that our initial shareholders have in a business combination being consummated, it is possible that our initial shareholders will acquire securities from public shareholders (in the open market and/or in privately negotiated transactions) who have elected to redeem their ordinary shares in order to change their vote and insure that the share exchange or other business combination will be approved (which could result in a business combination being approved even if, after the announcement of the business combination, 35% or more of our public shareholders would have elected to exercise their redemption rights, or more than 50% of our public shareholders would have voted against the share exchange or other business combination, but for the purchases made by our initial shareholders). Any privately negotiated transaction with a shareholder would include a contractual acknowledgement that such shareholder, although still the record holder of our ordinary shares is no longer the beneficial owner thereof and therefore agrees to vote such ordinary shares as directed by our initial shareholders. In the event our initial shareholders purchase shares in privately negotiated transactions from public shareholders who have already cast votes against the share exchange or other business combination and requested redemption of their shares, such selling shareholders would be required to revoke their prior votes against the business combination and to revoke their prior elections to redeem their shares and to cast new votes in favor of the business combination. The revocation of prior negative votes and substitution therefor of votes in favor of the share exchange or other business combination would have the effect of reducing redemptions and increasing votes in favor of the business combination, thereby making it more likely that the share exchange or other business combination would be approved.

We will be dependent upon interest earned on the trust account to fund the consummation of the White Energy share exchange or other business combination.

At December 31, 2008, approximately $756,000 of future trust earnings is available for distribution as approximately $1,244,000 has been distributed to working capital.  We will be dependent upon sufficient interest being earned on the proceeds held in the trust account and up to $1,250,000 of our 12% promissory notes, to provide us with the additional working capital we will need to consummate the proposed White Energy share exchange or other business combination. While we are entitled to a portion of the interest earned on the trust account in excess of the amount necessary to allow for a $10.00 per share liquidation price to our public shareholders for such purpose, if interest rates were to decline substantially, we may not have sufficient funds available to complete a business combination. In such event, we would need to borrow funds from our insiders or others or be forced to dissolve, liquidate and wind up.

Our outstanding warrants may have an adverse effect on the market price of ordinary shares and make it more difficult to effect a business combination.

In connection with the sale of the 10,000,000 units, we offered and sold, immediately prior to the date of our prospectus to our sponsor, for $1.00 each, warrants to purchase 5,725,000 ordinary shares. In addition, we have sold to the underwriters an option to purchase up to an aggregate of 475,000 units for $12.50 per unit (which includes an aggregate of 475,000 ordinary shares and 475,000 warrants to purchase ordinary shares). To the extent we issue ordinary shares to effect a business combination, including in connection with the proposed White Energy share exchange, the potential for the issuance of substantial numbers of additional shares upon exercise of these warrants could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Accordingly, our warrants may make it more difficult to effectuate the share exchange or other business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of sale, of the ordinary shares underlying the warrants could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants are exercised, you may experience dilution to your holdings.

If our initial shareholders (including our sponsor who purchased the insider warrants) exercise their registration rights, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect the proposed White Energy share exchange or other business combination.

Our initial shareholders, including our sponsor purchased insider warrants immediately prior to the date of our prospectus, are entitled to require us to register the resale of their ordinary shares at any time after the date on which their shares are released from escrow. With respect to the ordinary shares underlying the 5,725,000 insider warrants sold to our sponsor, our sponsor is entitled to require us to register the resale of their ordinary shares upon our announcement of the entering into a definitive agreement to complete a business combination. If such initial shareholders exercise their registration rights with respect to all of their ordinary shares (including those 5,725,000 ordinary shares issuable upon exercise of the insider warrants), then there will be an additional 8,225,000 ordinary shares eligible for trading in the public market and we will bear the costs of registering such securities. The presence of this additional number of ordinary shares eligible for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate the share exchange or other business combination or increase the cost of the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities as a result of these registration rights and the potential future effect their exercise may have on the trading market for our ordinary shares.

A market for our securities has only existed since January 16, 2008; a lack of prior market history about our securities could adversely affect the liquidity and price of such securities.

A market for our securities has only existed since January 16, 2008. Therefore, shareholders should be aware that they cannot benefit from information about prior market history as to their decisions to invest which means they are at further risk if they invest. In addition, the price of the securities, after the offering, can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

The NYSE Alternext US Exchange may delist our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Although our securities are listed on the NYSE Alternext US Exchange, we cannot assure you that we will be able to maintain that listing. Additionally, in connection with our business combination, it is likely that the NYSE Alternext US Exchange may require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. If we are unable to meet those stricter initial listing requirements, our securities would not be listed on the NYSE Alternext US Exchange and might not be listed on any securities exchange.

If we are unable to maintain the listing of our securities on the NYSE Alternext US Exchange, we could face significant material adverse consequences including:

•	decreased trading liquidity and a limited availability of market quotations for our securities;
•
a determination that our ordinary shares are “penny stock,” with the consequences described in “If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be greatly reduced”;

•	a limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

We may be deemed to be an investment company, as defined under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended, because, following the offering and prior to the consummation of a business combination, we may be viewed as engaging in the business of investing in securities (in this case United States government securities as described below) having a value exceeding 40% of our total assets. If we are deemed to be an investment company under the Investment Company Act of 1940, our activities may be restricted which, among other problems, may make it difficult for us to complete a business combination. Such restrictions include:

•	restrictions on the nature of our investments; and
•	restrictions on the issuance of securities.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;
•	adoption of a specific form of corporate structure; and
•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

However, we do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in trust may only be invested by the trust agent in “government securities” with specific maturity dates or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act of 1940. Our offering is not intended for persons who are seeking a return on investments in government securities. The trust account and the purchase of government securities for the trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our dissolution and return of the funds held in this trust account to our public shareholders as part of our automatic dissolution and liquidation. Notwithstanding our belief that we are not required to comply with the requirements of such act, we may be considered to be an investment company and thus required to comply with such act. If we were deemed to be subject to the act, compliance with these additional regulatory burdens would require additional expense that we have not allotted for.

Since we are not an operating company, the pricing of the units in our offering is relatively arbitrary.

Prior to our offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and Maxim Group LLC. Factors considered in determining the prices and terms of the units, including the ordinary shares and warrants underlying the units, include:

•	the history and prospects of companies whose principal business is the acquisition of other companies;
•	prior offerings of those companies;
•	our prospects for acquiring an operating business at attractive values;
•	our capital structure;
•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of the offering; and
•	other factors as were deemed relevant

However, although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

The inability of the sellers of companies we may acquire to fulfill their indemnification obligations to us under our acquisition agreements could increase our liabilities and adversely affect our results of operations and financial position.

We intend to negotiate as a term of our acquisition agreements that the respective sellers will agree to retain responsibility for and indemnify us against damages resulting from certain third-party claims or other liabilities. However, there may be instances in which we determine to ultimately enter into an acquisition agreement without such seller indemnification obligations, such as in purchases of assets out of bankruptcy or purchases of certain hospitality-related assets. The lack of seller indemnification obligations or the failure of any seller to satisfy its obligations with respect to claims and retained liabilities covered by the acquisition agreements could have an adverse effect on our results of operations and financial position because claimants may successfully assert that we are liable for those claims and/or retained liabilities. In addition, we expect that certain obligations of the sellers to indemnify us will terminate upon expiration of the applicable indemnification period and will not cover damages in excess of the applicable coverage limit. The assertion of third-party claims after the expiration of the applicable indemnification period or in excess of the applicable coverage limit or the failure of any seller to satisfy its indemnification obligations with respect to breaches of its representations and warranties, could have an adverse effect on our results of operations and financial position.

Risks Related to the Proposed White Energy Acquisition

The commercialization of the BCB clean coal upgrading technology is subject to all of the risks and uncertainties inherent in the development of a new technology and product.

The commercialization of the BCB clean coal upgrading technology is subject to all of the risks and uncertainties inherent in the development of a new technology and product, including, the inability of the technology to produce lower-cost upgraded coal products, actual costs of construction of coal upgrading facilities exceeding budgeted amounts and delays in construction.  Due to these factors, White Energy cannot forecast with any degree of accuracy when or if its will become operationally profitable or, if it achieves such profitability, that White Energy would be able to sustain it.

The construction and operation of clean coal facilities is capital intensive, traditionally using substantial amounts of indebtedness to finance acquisitions and working capital needs.

The construction and operation of clean coal facilities is capital intensive, traditionally using substantial amounts of indebtedness to finance acquisitions and working capital needs. If White Energy finances the purchase of assets or operations through the issuance of debt securities, it could result in:

•	default and foreclosure on White Energy’s assets if its operating revenues after the business combination were insufficient to pay its debt obligations;
•
acceleration of White Energy’s obligations to repay the indebtedness even if its has made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	White Energy’s immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•
White Energy’s inability to obtain additional financing, if necessary, if the debt security contained covenants restricting its ability to obtain additional financing while such security was outstanding.

Competition within the clean coal technology industry is intense and includes numerous, well established competitors. If White Energy is unable to compete effectively, our business would be harmed.

Competition in the clean coal technology industry is intense, and White Energy expects competition to increase. Many of White Energy’s competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than White Energy has. If White Energy is unable to compete successfully, its business will be harmed and its results of operations and financial condition would be adversely affected. White Energy cannot assure you that it will have the financial resources, technical expertise or marketing, distribution and support capabilities to compete successfully. Competitive pressures could adversely affect White Energy in the following ways once commercialization commences, if it commences at all:

•	reduce demand for White Energy’s products if customers shift their purchasing to competitors; or
•	cause White Energy to reduce prices on its existing or future offerings and thereby adversely affecting gross margins.

Intellectual property infringement claims against White Energy could harm its business.

If any claims are brought against White Energy or its customers for intellectual property infringement, whether or not these have merit, White Energy could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, White Energy may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. White Energy may not be successful in developing such alternatives or obtaining such a license on reasonable terms or at all.

White Energy’s success is dependent upon its ability to produce upgraded coal products on a large scale commercial basis.  If White Energy is unable to produce upgraded coal products on a large scale commercial basis, its business will be harmed.

White Energy’s success is dependent upon its ability to produce upgraded coal products on a large scale commercial basis.  Although White Energy competes in a highly fragmented market, its ability to increase revenue and achieve profitability depends, in large part, on widespread acceptance of its upgraded coal products by medium-sized and large commercial businesses and White Energy’s ability to provide its customers with upgraded coal products on a large scale commercial basis. White Energy’s efforts to produce upgraded coal products on a large scale commercial basis may not be successful. In particular, because White Energy is a relatively new company with a limited operating history, these target customers may have concerns regarding White Energy’s viability and may prefer to purchase services from one of its larger, more established competitors. If White Energy is unable to produce upgraded coal products on a large scale commercial basis, its business will be harmed.

Risks of Doing Business in Australia

Any devaluation of the currency used in Australia could negatively impact our target business’ results of operations and could cause the cost of a target business as measured in dollars to increase.

Because our objective is to acquire control of a target business having its primary operating facilities located in Asia, including Sydney, Australia-based White Energy Company Limited, and because substantially all revenues and income would be received in a foreign currency, i.e., the Australian dollar, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Australian dollar. The value of the Australian dollar fluctuates and is affected by, among other things, changes in Australia’s political and economic conditions. Any devaluation of such currencies may materially and adversely affect a target business. If the Australian dollar appreciates in value against the dollar prior to the consummation of the White Energy share exchange, the cost of a target business as measured in dollars will increase.

Because Australian law will govern almost all of White Energy’s and/or its affiliates’  material agreements, we may not be able to enforce our rights within Australia or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Australian law will govern almost all of White Energy’s and/or its affiliates’ material agreements, some of which may be with Australian governmental agencies. We cannot assure you that White Energy will be able to enforce any of its material agreements or that remedies will be available outside of Australia. The system of laws and the enforcement of existing laws in Australia may not be as certain in implementation and interpretation as in the United States. To the extent that our target business’ material agreements are with Australian governmental agencies, we may not be able to enforce or obtain a remedy from such agencies due to sovereign immunity, in which the government is deemed to be immune from civil lawsuit or criminal prosecution. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Fluctuations in the exchange rate between Australian dollar and the United States dollar could adversely affect our operating results.

The functional currency of our operations in Australia would be the Australian dollar. However, results of our operations are translated at average exchange rates into United States dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect our expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although we may use hedging techniques in the future (which we currently do not use), we may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could cause our profits, and therefore our stock prices, to decline.

ITEM 4:	Information on the Company

A.   History and Development of the Company

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. We intend to utilize cash derived from the proceeds of our offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. We will not acquire a minority interest in any operating business.

Pursuant to our amended and restated memorandum and articles of association, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination within 24 months after the completion of our offering since a definitive agreement with White Energy has been executed within 18 months after completion of our offering. We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the trust account, upon expiration of the time periods set forth above.

To date, our efforts have been limited to organizational activities, activities related to our offering and acquisition efforts, including sourcing and identifying potential target acquisitions such as White Energy and WET. We intend to identify prospective acquisitions that are either located in Asia (including Australia), provide products or services to consumers located in Asia, or invest in Asia. Although not limited to any specific country in Asia, we initially focused our initial efforts on acquiring control of an operating business or businesses in the leisure and hospitality or financial services industries that are either located in China, provide products or services to consumers in China, or invest in China.

Although we initially focused our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates which management determined was in the best interests of our company and shareholders.  We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China.  We will seek to consummate the share exchange with White Energy and its affiliates, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management. For a more detailed discussion of management’s process for searching for and selecting a target business, see “Effecting a business combination — Selection of a target business and structuring of a business combination” below.

We intend to acquire all or a controlling interest in the equity of such operating business or businesses. If our initial business combination involves a transaction in which we acquire less than a 100% interest in the target company, the value of that interest that we acquire will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, we would control the target company. The key factors that we will rely on in determining control would be our acquisition of at least 51% of the voting equity interests of the target company and/or control of the majority of any governing body of the target company through contractual arrangements or otherwise.

Agreements with ChinaTel Group, Inc.

On July 8, 2008, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provided for the investment by us into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). In addition to the Amended Stock Purchase Agreement, on August 6, 2008 we entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company that was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel.  Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of our company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, we and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. We elected to terminate the ChinaTel Agreements primarily due to the fact that we believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

Acquisition Framework Agreement with White Energy Company Limited and Binderless Coal Briquetting Company Pty Limited.

On December 17, 2008, the Company entered into an Acquisition Framework Agreement (the “Agreement”) with White Energy Company Limited (“WEC”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of WEC (“BCBC”).  Under the terms of the Agreement, the Company agreed to acquire, through an exchange of shares, WEC’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). Upon completion of the transaction, it was anticipated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), representing an estimated 56% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”). The Company’s existing shareholders were to retain the remaining ordinary shares, representing an estimated 44% of the issued and outstanding shares of the Company, subject to adjustment as provided below.

BCBC Singapore is the exclusive licensee for South East Asia of clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government, and exclusively licensed to WEC for commercialization worldwide. The coal technology successfully upgrades low energy coal (sub-bituminous) to high-energy coal (bituminous) through a proprietary patented process of compaction and dehydration. The resulting coal product has a range of environmentally enhanced properties, as well as commercial benefits.

Under the terms of the Agreement, if the annual coal production level of the coal upgrading plant of BCBC Singapore as of December 31, 2012 (the “2012 Production Level”) is at the minimum rate of 7.0 million tons per annum, the Company would have issued, by no later than March 31, 2013, such number of additional ordinary shares (the “Performance Shares”) representing 2.5% of the Company’s outstanding ordinary shares at the time of issuance. If the 2012 Production Level exceeded 7 million tons, the Performance Shares in such calendar year were to be prorated so that Performance Shares representing 0.0000025% of the outstanding number of ordinary shares of the Company at the time of issuance for each 1 full ton of 2012 Production Level in excess of 7 million tons.  If the 2012 Production Level exceeded 7.0 million tons, for each 1.0 million tons in excess of the 7.0 million tons, the Company would have issued such number of ordinary shares representing an additional 2.5% of the Company’s outstanding ordinary shares at the time of issuance. The maximum number of Performance Shares which would have been issued in accordance with the foregoing could not have represented more than 10% of the outstanding number of ordinary shares of the Company as of the closing date, after giving effect to the issuance of all Company Exchange Shares.

Following the closing date, WEC would have been responsible for the day-to-day management of the Company and its subsidiaries.  In addition, after the closing date BCBC had the right to appoint 4 directors (including a Chairman) to the board of the Company and the existing shareholders of the Company had the right to appoint 2 directors to the board of the Company.  Moreover, immediately following the closing date the Company would have changed its corporate name to “White Energy South East Asia Corporation” or such other name as acceptable to WEC.

The parties agreed that the Funds held by the Company in its trust account were to be used by the Company to expand BCBC Singapore’s operations in South East Asia, which included, without limitation, capital to fund the costs of coal upgrading plants to be built in South East Asia, the repayment of debt owed by BCBC Singapore, and for general working capital purposes.

Share Exchange Agreement with White Energy Company Limited and White Energy Technology Company Limited

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Agreement”) with White Energy Company Limited (“White Energy”) and White Energy Technology Company Limited (“WET”).  Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange (ASX: WEC).  WET is a wholly-owned subsidiary of White Energy.  The Company is a special purpose acquisition corporation whose units of securities, ordinary shares and warrants trade on the NYSE Alternext US Exchange (NYSE Alternext US: CIO.U, CIO and CIO.WS).  In January 2008, the Company completed its initial public offering and retains approximately $115.0 million in trust funds, pending application in connection with the consummation of a business combination that is approved by the requisite vote or consent of the Company’s public shareholders.

As used herein, all dollar amounts are reflected in United States dollars.  The agreed upon exchange rate in the Agreement is (AUS) $1.00 equals (USD) $0.66.

Under the terms of the Agreement, the Company has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Upon completion of the transaction, it is anticipated that, in exchange for the WET Shares, the Company will issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).   The White Energy Market Value has been calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value is defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” is defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.  Such additional securities (including debt securities) may only be issued on terms mutually agreed to by the Company and White Energy.  Accordingly, assuming that the Adjusted Funds at closing are $105.0 million, the Transaction Value at closing would be approximately $263.0 million and White Energy would be entitled to receive in the share exchange an aggregate of approximately 60% of the total Company shares to be outstanding, and the Company’s existing shareholders will retain the remaining 40% of the total Company shares to be outstanding.  If, in the above example, there remain 14,000,000 ordinary shares of the Company that are issued and outstanding at the closing, White Energy would be entitled to receive a total of approximately 20,930,140 Company shares.  However, irrespective of the final calculations of White Energy Market Value, Transaction Value or Adjusted Funds, White Energy will not receive more than 72.5% of the fully diluted ordinary shares of the Company after giving effect to the acquisition.

In addition, upon consummation of the share exchange, the Company will assume the liabilities of the Constituent Corporations (other than obligations to White Energy) and assume or guaranty approximately $30.0 million of net indebtedness of White Energy.

Following the closing date, White Energy management will become the management of the Company and its subsidiaries and the current executive officers of the Company will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Moreover, immediately following the closing date the Company will change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

The Agreement also provides for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

WET is a technology-enabled natural resources company. A wholly-owned subsidiary of WET holds the exclusive world-wide rights to commercialize the Binderless Coal Briquetting (“BCB”) clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government.

WET is developing industrial-scale coal upgrading facilities at strategic locations throughout the world which are situated at or near large low rank coal deposits that have appropriate infrastructure for the transportation of the upgraded coal product. WET has identified a number of such locations, and has entered into a series of joint venture, development, and long term coal supply agreements.  In addition, White Energy has advised that by early April 2009 it will have completed the construction and begun commissioning of a 1,000,000 ton per annum industrial scale facility in Indonesia under a joint venture with Bayan Resources, a publicly traded coal producer. The joint venture agreement with Bayan Resources contemplates the construction of additions to the clean coal upgrading plant facilities by 2011 to enable it to produce an additional 4,000,000 tons per annum, and includes a fixed price feedstock coal supply agreement and an agreement providing for a five year upgraded coal offtake purchase commitment for partial production representing over $200 million in anticipated revenues over such period.

In addition to its initial joint venture, through WET, White Energy has entered into and contemplates entering into additional joint ventures, including:

„           a second proposed Indonesian joint venture with Adaro Group, the largest coal company in Indonesia, and Itochu Corporation of Japan for a proposed initial one million ton per annum facility with increased capacity planned up to 8 million tons per annum;

„           an agreement to construct and operate all Asia-Pacific facilities with mining contractor Theiss, a wholly owned subsidiary of Leighton Industries, one of the largest publicly traded engineering, procurement and construction companies in Australia;

„           an agreement with Buckskin Mining Company (an indirect wholly owned subsidiary of Kiewit Corporation) for the development of a one million ton per annum coal upgrading facility in the Powder River Basin near Gillette, Wyoming, with planned increases in annual production capacity of up to eight million tons;

„           a letter of intent with Datang International Power Company Ltd, the second largest power generation company in China, for development of a production facility on a Datang-owned sub-bituminous deposit in Inner Mongolia of up to 10 million tons per annum; and

„           a Joint Venture Agreement with Black River Asset Management (a subsidiary of Cargill Corporation and shareholder of White Energy) whereby Black River will own a 49% equity interest in consideration for contributing up to $70 million in funding for exploitation of WET upgrading technology in Africa.

As set forth above, we previously entered into a framework agreement with White Energy to acquire, in exchange for Company shares, the equity of one of the White Energy Constituent Corporations that held rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology in Indonesia and certain other countries in Southeast Asia.  Upon review of the worldwide potential for this technology and after further negotiations among representatives of White Energy, the Company and our investment bankers, we mutually agreed to significantly expand the scope of the proposed transaction so that the Company, through its acquisition of 100% of the shares of WET, will acquire all of White Energy’s global clean coal upgrading business including the exclusive rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology throughout the world, associated management and existing joint ventures and operations.

The Agreement between White Energy and the Company contemplates that available Adjusted Funds at closing will be used to expand operations and for general working capital purposes.  Based on its current project forecasts, White Energy believes that the available funds at closing of the transaction with the Company will be adequate to meet capital requirements over the next 12-18 months for the Bayan and Adaro (Indonesia) joint ventures and Datang (China) joint venture, and that future cash flows from these joint ventures will provide adequate working capital to fund the development and financing requirements for the additional joint ventures referred to above.  However, it should be noted that significant additional construction financing may be required to be obtained by the Constituent Corporations following the closing of the share exchange to enable the Company and its subsidiaries to construct and operate all coal upgrading facilities under contemplated joint ventures. There can be no assurance that such additional financing, if and when required, will be available on commercially attractive terms, if at all.

Consummation of the transactions between the Company and White Energy under the Agreement will be subject to certain conditions, including, without limitation (i) completion of a mutually satisfactory due diligence investigation; (ii) obtaining the required approvals of shareholders of both White Energy and the Company; (iii) obtaining certain third party consents, and (iv) otherwise complying with the Company’s obligations and requirements as a special purpose acquisition corporation.  Subject to satisfaction of the aforementioned conditions, it is anticipated that the transaction will be completed within the next 60 to 90 days.

There can be no assurances that the transactions contemplated by the Agreement will be consummated.

The Company’s principal executive offices are located at:

c/o M & C Corporate Services Limited
P.O. Box 309GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands

Its registered and records office is located at its principal executive offices at the address set forth above.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering/Financing	Nature of Issuance	Number of Securities	Capital Raised
January 14, 2008	Private Placement(1)	5,725,000 warrants(1)	$5,725,000
January 23, 2008	Initial Public Offering (2)	10,000,000 units(2)	$100,000,000
January 30, 2008	Initial Public Offering (3)	1,500,000 units(3)	$15,000,000
February 28, 2008	Line of Credit(4)	Up to $500,000 promissory note(4)	Up to $500,000
December 16, 2008	Funding Agreement(5)	Up to $1,250,000 promissory note (5)	Up to $1,250,000

(1)  On January 14, 2008, the Company completed a private placement of 5,725,000 warrants to the Company’s sponsor in connection with the initial public offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and former chairman, and Noble Investment Fund Limited, generating gross proceeds of $5,725,000.

(2)  On January 23, 2008, the initial public offering of 10,000,000 units of the Company was consummated. Each unit issued in the initial public offering (the “Units”) consists of one ordinary share, $.0001 par value per share (the “Ordinary Shares”), and one warrant, each warrant to purchase one Ordinary Share at an exercise price of $7.50 per Ordinary Share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000.

(3)  On January 30, 2008, the underwriters for the initial public offering of the Company exercised their over-allotment option in full, to the extent of 1,500,000 Units. The initial public offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to the Company (excluding proceeds of $5,725,000 from the sale of private placement warrants to the Company’s sponsor in connection with the initial public offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and former chairman, and Noble Investment Fund Limited).

(4)  On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

(5)  On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2007	$0
Fiscal 2008	$0

B.   Business Overview

General

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. We intend to utilize cash derived from the proceeds of our offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. We will not acquire a minority interest in any operating business.

Pursuant to our amended and restated memorandum and articles of association, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination within 24 months after the completion of our offering since a definitive agreement has been executed with White Energy within 18 months after completion of our offering). We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the trust account, upon expiration of the time periods set forth above.

To date, our efforts have been limited to organizational activities, activities related to our offering and acquisition efforts, including sourcing and identifying potential target acquisitions such as White Energy and WET. We intend to identify prospective acquisitions that are either located in Asia (including Australia), provide products or services to consumers located in Asia, or invest in Asia. Although not limited to any specific country in Asia, we initially focused our initial efforts on acquiring control of an operating business or businesses in the leisure and hospitality or financial services industries that are either located in China, provide products or services to consumers in China, or invest in China.

Although we initially focused our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates which management determined was in the best interests of our company and shareholders.  We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China.  We will seek to consummate the share exchange with White Energy and its affiliates, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management. For a more detailed discussion of management’s process for searching for and selecting a target business, see “Effecting a business combination — Selection of a target business and structuring of a business combination” below.

We intend to acquire all or a controlling interest in the equity of such operating business or businesses. If our initial business combination involves a transaction in which we acquire less than a 100% interest in the target company, the value of that interest that we acquire will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, we would control the target company. The key factors that we will rely on in determining control would be our acquisition of at least 51% of the voting equity interests of the target company and/or control of the majority of any governing body of the target company through contractual arrangements or otherwise.

Our Management Team

Our management team, board of directors and board of advisors have experience in investments, financing, acquisitions and operations in four core sectors in Asia: (i) hospitality and leisure (including gaming), (ii) financial services, (iii) real property development, and (iv) sea and air transport. Although there is no direct nexus between management’s experience in the real property development and sea and air transport sectors in Asia and our initial focus on the hospitality and leisure and financial services sectors in Asia, we believe that our management’s and board of directors’ experience in the real property development and sea and air transport sectors is relevant if we determine to abandon our initial focus to explore opportunities in such other business sectors if we feel that it is in the best interests of our company and shareholders. As set forth above, we believe that there are opportunities in hospitality and leisure and in financial services in Asia and that we have a significant network of contacts to identify such targets. We also believe that we have the local knowledge and resources to effectively evaluate business targets and to manage local risks.

Although our officers and directors have a significant level of involvement in hedge funds, investment funds and/or companies doing business in China and Asia, we will not consider an acquisition of, or directly or indirectly acquire, any entity that is either a portfolio company of a hedge fund, investment fund, or an affiliate thereof, with which our management is directly or indirectly affiliated.

Competitive Strengths

Regional Expertise — Members of our management team, board of directors and board of advisors have participated in acquisitions, operations and disposals of businesses in our target region and industry sectors. We believe that we have extensive experience in managing public companies with Asia-based operations. In addition, we believe that Asian rules and regulations and Asian business customs may be unique to the region and require specialized knowledge that we possess.

Established Deal Sourcing Network — We believe management, the board of directors and advisory board’s current positions, experience in the target industries and network of industry contacts will assist in providing flow for a potential initial business acquisition. These contacts and sources include executives employed with, and consultants engaged by, public and private businesses in our target industries, investment bankers, attorneys, and accountants, among others, with knowledge of these industries. Members of our management have significant experience in dealing in Asia, particularly in the hotel, casino and transportation industries, and have been operating successfully for the past 46 years. We also believe that such persons have unique political affiliations in the region which we believe enhance our opportunities.

Innovation, Strategic Planning and Business Development Experience — In a highly competitive marketplace, management believes that businesses that consistently outperform their peers frequently attribute that success to their ability to serve their consumers in new and creative ways. At the executive level, the management team has participated in strategic planning and business development for the various companies with which the team has been involved.

Financial Acumen, Corporate Finance and Transactional Expertise — We believe, given our management, board of directors and advisory board’s transactional experience and network of contacts within both the target industries and financial community, our team has the ability to identify, source, negotiate, structure, and close strategic investments of various types, including business combinations, “add-on” acquisitions, and other strategic arrangements.

Effecting a business combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following our offering. We intend to utilize cash derived from the proceeds of our offering, the sale of the insider warrants and up to $1,250,000 of our 12% promissory notes, in additional to our capital stock, debt or a combination of the foregoing in effecting the proposed White Energy share exchange or other business combination. Although substantially all of the net proceeds of our offering and the sale of the insider warrants and notes are intended to be generally applied toward effecting the share exchange or other business combination, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, prospective investors have invested in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth.

Sources of target businesses

Target business candidates, including White Energy and its affiliates, have been and may continue to be brought to our attention from various unaffiliated sources, including investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and consultants and other members of the financial community, who may present solicited or unsolicited proposals. We expect such sources to become aware that we are seeking a business combination candidate by a variety of means, such as publicly available information relating to our offering, public relations and marketing efforts, articles that may be published in industry trade papers discussing our intent on making acquisitions, and/or direct contact by management which commenced following the completion of our offering. Our initial shareholders, officers and directors as well as their affiliates may also bring to our attention target business candidates. While our officers and directors make no commitment as to the amount of time they will spend trying to identify or investigate potential target businesses, they believe that the various relationships they have developed over their careers together with their direct inquiry of their contacts will generate a number of potential target businesses that will warrant further investigation. While we do not presently anticipate engaging the services of professional firms that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder’s fee or other compensation. The terms of any such arrangements will be negotiated with such persons on arm’s length basis and disclosed to our shareholders in the proxy materials we provide in connection with any proposed business combination. In no event, however, will we pay any of our existing officers, directors, advisors or shareholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. We will not enter into any business combination with any affiliates of our sponsor, initial shareholders, advisors, officers or directors. In addition, none of our officers, directors, advisors, or initial shareholders or our sponsor, or any of their respective affiliates, will receive any finder’s fee, consulting fees or any similar fees or other compensation from any other person or entity in connection with any business combination other than any compensation or consulting fees which may be received for any services provided to the resulting business following such business combination, if requested by the target company and separately negotiated at arms-length between the parties. However, the payment of any such compensation or consulting fees for any services provided following the business combination will not be a criterion in the selection of an acquisition candidate. We do have a policy prohibiting the payment of such fees or reimbursements from the resulting business and as part of such policy, our officers, directors, initial shareholders and sponsor have entered into a letter agreement which provides, among other things, that such persons or entities or their affiliates will not receive any finder’s fee, consulting fees or any similar fees or other compensation from the resulting business in connection with the business combination. Although we are not under any contractual obligation to engage any of the underwriters to provide any services for us after our offering, and have no present intent to do so, any of the underwriters may, among other things, introduce us to potential target businesses or assist us in raising additional capital, as needs may arise in the future. If any of the underwriters provide services to us after our offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in arm’s length negotiations.

Regulation

Following a business combination, we may be subject to certain Australian rules and regulations which require us to obtain and/or maintain various licenses and permits which must be periodically renewed and may be revoked or suspended. We may also be subject to environmental regulations with respect to any properties we may acquire.  Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination must be with a target business with a fair market value that is at least 80% of the amount in our trust account (less deferred underwriting compensation of $3,450,000) at the time of such acquisition, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business, including White Energy and its affiliates. We intend to acquire all or a controlling interest in the equity of such operating business or businesses. If our initial business combination involves a transaction in which we acquire less than a 100% interest in the target company, the value of that interest that we acquire will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, we would control the target company. The key factors that we will rely on in determining control would be our acquisition of at least 51% of the voting equity interests of the target company and/or control of the majority of any governing body of the target company through contractual arrangements or otherwise. The fair market value of White Energy and its affiliates will be determined by our board of directors based upon one or more standards generally accepted by the financial community (examples of which may include actual and potential sales, earnings and cash flow and book value). If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent FINRA registered investment banking firm with respect to the satisfaction of such criteria. Since any opinion, if obtained, would merely state that fair market value meets the 80% threshold, it is not anticipated that copies of such opinion would be distributed to our shareholders, although copies will be provided to shareholders upon request. If we do obtain the opinion of an investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to shareholders in connection with obtaining approval of the White Energy share exchange or other business combination, and the investment banking firm will consent to the inclusion of their report in our proxy statement. In addition, information about how shareholders will be able to obtain a copy of the opinion from us will be contained in the proxy statement. However, we do not anticipate that shareholders will be entitled to rely on any such opinion. If the independent investment banking firm takes the view that shareholders may not rely on the opinion, we will not consider such a view as a factor in deciding which investment banking firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold.

In addition, if more than 20% but not more than one share less than 35% of the shares owned by our public shareholders vote against a the proposed White Energy share exchange or other business combination and exercise their redemption rights, we will still be required to utilize 80% of the amount in our trust account for the business combination. In the event that such redemption leaves us with an insufficient amount of funds to consummate the share exchange or other business combination then, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through a private offering of debt or equity securities. We have not entered into any such fund raising arrangement and have no current intention of doing so (other than the 5,725,000 insider warrants for an aggregate of $5,725,000 and up to $1,250,000 of our 12% notes under our December 2008 Funding Agreement, of which $500,000 was borrowed by us as of the date hereof). This could limit our selection of a target business and/or the structure of the acquisition.

In evaluating a prospective target business, our management will consider, among other factors, the following:

•	growth potential;
•	financial condition and results of operation;
•	experience and skill of management;
•	capital requirements;
•	the value of the intellectual property owned by the business;
•	competitive position;
•	stage of development of the products, processes or services;
•	degree of current or potential market acceptance of the products, processes or services;
•	proprietary features and degree of protection of the products, processes or services;
•	adaptability of products or services to new forms of communication;
•	regulatory environment of the industry; and
•	costs associated with effecting the business combination.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management, where applicable, and inspection of facilities, as well as review of financial and other information which will be made available to us.

In seeking the share exchange or other business combination, we intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants and 12% notes, as well as our capital stock or debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event the share exchange or other business combination is consummated, all sums remaining in the trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

We will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and both companies’ shareholders. We cannot assure you, however, that the Internal Revenue Service, appropriate state tax authorities or Australian authorities, as applicable, will agree with our tax treatment of the business combination.

The time and costs required to complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of White Energy and its affiliates or other target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. While we may pay fees or compensation to third parties for their efforts in introducing us to a potential target business, in no event, however, will we pay any of our existing officers, directors, advisors, or shareholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination. In addition, none of our officers, directors, special advisors or initial shareholders will receive any finder’s fee, consulting fees or any similar fees from any other person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination.

Fair Market Value of Target Business

The initial target business that we acquire (including White Energy and its affiliates) must have a fair market value equal to at least 80% of the amount in our trust account (less deferred underwriting compensation of $3,450,000) at the time of such acquisition. There is no limitation on our ability to raise funds privately or through loans that would allow us to acquire a target business or businesses with a fair market value in an amount considerably greater than 80% of the amount in our trust account (less deferred underwriting compensation of $3,450,000) at the time of acquisition. Other than up to $1,250,000 of our 12% notes under our December 2008 Funding Agreement, of which $500,000 was borrowed by us as of the date hereof, we have not had any preliminary discussions, or made any agreements or arrangements, with respect to financing arrangements with any third party. The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, and the price for which comparable businesses have recently been sold. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent FINRA registered investment banking firm which is a member of the Financial Industry Regulatory Authority with respect to the satisfaction of such criteria. Since any opinion, if obtained, would merely state that fair market value meets the 80% of the amount in our trust account (less deferred underwriting compensation of $3,450,000) threshold, it is not anticipated that copies of such opinion would be distributed to our shareholders, although copies will be provided to shareholders who request it. If we do obtain the opinion of an investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to shareholders in connection with obtaining approval of the share exchange or other business combination, and the investment banking firm will consent to the inclusion of their report in our proxy statement. In addition, information about how shareholders will be able to obtain a copy of the opinion from us will be contained in the proxy statement. However, we do not anticipate that shareholders will be entitled to rely on any such opinion. If the independent investment banking firm takes the view that shareholders may not rely on the opinion, we will not consider such a view as a factor in deciding which investment banking firm to hire. We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value.

Probable lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination, including with White Energy and its affiliates, must be with a target business or target businesses which satisfy the minimum valuation standard at the time of such acquisition, as discussed above. Consequently, it is probable that we will have the ability to effect only a single business combination, although this may entail the simultaneous acquisition of several compatible operating businesses or assets. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a limited number of entities, our lack of diversification may:

•	leave us solely dependent upon the performance of a single business; and
•	result in our dependency upon the development or market acceptance of a single or limited number of products or services.

Additionally, since our business combination may entail the simultaneous acquisitions of several assets or operating businesses at the same time and may be with different sellers, we will need to convince such sellers to agree that the purchase of their assets or closely related businesses is contingent upon the simultaneous closings of the other acquisitions.

Limited ability to evaluate the target business’s management

It is anticipated that, upon consummation of the proposed White Energy share exchange, White Energy management will become the management of our company and subsidiaries and our current executive officers will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to our board and our existing shareholders will have the right to appoint two directors to our board.  Moreover, our current management will only be able to remain with the combined company, if at all, after the consummation of a business combination if they are able to negotiate terms with the combined company as part of any such combination. Although we intend to closely scrutinize such individuals, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following a business combination will have the necessary skills, qualifications or abilities to help manage a public company.

Opportunity for shareholder approval of business combination

Prior to the completion of the White Energy share exchange or other business combination, we will submit the transaction to our shareholders for approval, even if the nature of the acquisition is such as would not ordinarily require shareholder approval under applicable Cayman Islands’ Law. In connection with seeking shareholder approval of the share exchange or other business combination, we will furnish our shareholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, which, among other matters, will include a description of the operations of the White Energy and its affiliates and certain required financial information regarding the business.

In connection with the vote required for any business combination, all of our initial shareholders, including all of our officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to our offering in accordance with the majority of the ordinary shares voted by the public shareholders. Initial shareholders who purchase ordinary shares in connection with, in our offering or after our offering have agreed to vote such shares in favor of any proposed business combination. We will proceed with the White Energy share exchange only if: (i) a majority of the ordinary shares cast at the meeting are voted in favor of the share exchange, (ii) public shareholders owning up to one share less than 35% of the shares sold in our offering exercise their redemption rights, each in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders (as further discussed below), and (iii) a majority of our outstanding ordinary shares are voted in favor of an amendment to our amended and restated memorandum and articles of association to permit our perpetual existence; provided, however, that as part of the negotiations toward a business combination, our board of directors may, in the exercise of its business judgment, agree to a redemption rights exercise percentage that is less than one share below 35%. This would be done in order to preserve cash in the trust account in order to facilitate a particular business combination, and may result in us having a redemption rate lower than 35% as part of the agreement to consummate such a business combination. Voting against the share exchange or other business combination alone will not result in redemption of a shareholder’s shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described below.

Redemption rights

In connection with a shareholder vote with respect to the proposed White Energy share exchange, an eligible shareholder may request redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the proposed business combination at a meeting held for that purpose, but the request will not be granted unless the shareholder votes against the business combination and the business combination is approved and completed. Additionally, we may require public shareholders, whether they are a record holder or hold their shares in “street name,” to either tender their ordinary share certificates to our transfer agent at any time through the vote on the business combination or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. In connection with a shareholder vote with respect to the share exchange, the proxy solicitation materials that we will furnish to shareholders in connection with the vote for the business combination will indicate whether we are requiring shareholders to satisfy such certification and delivery requirements. Accordingly, a shareholder would have from the time we send out our proxy statement through the vote on share exchange or other business combination to tender his or its shares if such shareholder wishes to seek to exercise their redemption rights, a period that will not be less than 10 days. This time period is expected to vary depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the shareholder, whether or not he or it is a record holder or his or its shares are held in “street name,” in a matter of hours (because the transfer is made electronically once final instruction is given to Depository Trust Company) by simply contacting the transfer agent or his or its broker and requesting delivery of his or its shares through the DWAC System, we believe this time period is sufficient for an average investor. However, because we do not have any control over this process, it may take significantly longer than we anticipated. Additionally, if the ordinary shares cannot be transferred through the DWAC system, the process may take such number of days required to complete the proper paperwork, obtain the necessary authorizations and consents and to locate and deliver physical stock certificates, if any.

Traditionally, in order to perfect redemption rights in connection with a blank check company’s business combination, a shareholder could simply vote against a proposed business combination and check a box on the proxy card indicating such shareholder was seeking to redeem. After the business combination was approved, we would contact such shareholder to arrange for him or it to deliver his or its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he or it could monitor the price of the stock in the market. If the price rose above the redemption price, the shareholder could sell his or its shares in the open market before actually delivering his or its shares to the company for cancellation. Thus, the redemption right, to which shareholders were aware they needed to commit before the shareholder meeting, would become a right of redemption surviving past the consummation of the business combination and which we would be obligated to honor until the redeeming shareholder delivered the share certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the business combination is approved. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. This fee would be incurred regardless of whether or not we require shareholders seeking to exercise redemption rights to tender their shares prior to the meeting. The need to deliver shares is a requirement of redemption regardless of the timing of when such delivery must be effectuated. Accordingly, this would not result in any increased cost to shareholders when compared to the traditional process; however, in the event a shareholder elects redemption of their shares but the proposed business combination is not approved, a shareholder will have paid $35 to elect conversion but would not actually have their shares redeemed. Further, it is possible this tendering process will be cost-prohibitive for shareholders in the event their aggregate holdings of our ordinary shares do not exceed $35.

Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. Furthermore, if a shareholder delivered his or its certificate for redemption and subsequently decided prior to the meeting not to elect redemption, such shareholder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed promptly after completion of a business combination. Public shareholders who redeem their shares into their share of the trust account still have the right to exercise any warrants they still hold.

If a vote on the share exchange is held and the business combination is not approved, we may continue to try to consummate a business combination with a different target until 24 months after the completion of our offering since a definitive agreement has been executed with White Energy within 18 months after completion of our offering). If the share exchange is not approved or completed for any reason, then public shareholders voting against such business combination who exercised their redemption rights would not be entitled to redeem their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public shareholders to tender their certificates prior to the meeting, we will promptly return such certificates to the tendering public shareholder without any further action on the part of such shareholder. Public shareholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the share exchange voted against was duly approved and subsequently completed, or in connection with our liquidation.

The actual per-share redemption price will be equal to $10.00. Interest will be payable to public shareholders redeeming in connection with a business combination, pro rata, net of amounts previously released to us and taxes payable. An eligible shareholder may request redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to the share exchange or other business combination at a meeting held for that purpose, but the request will not be granted unless the shareholder votes against the business combination and the business combination is approved and completed. Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed promptly after completion of a business combination. Public shareholders who redeem their stock into their share of the trust account still have the right to exercise the warrants that they received as part of the units. We will not complete the share exchange or any business combination if public shareholders, owning more than 35% of the shares sold in our offering, exercise their redemption rights; provided, however, that as part of the negotiations toward a business combination, our board of directors may, in the exercise of their business judgment, agree to a redemption right exercise percentage that is less than one share below 35%. This one share less than 35% redemption requirement which we have established is different than that of a traditional blank check offering, which generally will proceed with an acquisition of a target business if both shareholders owning a majority of the outstanding shares vote in favor of the business combination and no more than 20% of the public shareholders exercise their redemption rights. We have increased the redemption percentage from 20% to one share less than 35% in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from completing the share exchange or other business combination that may otherwise approved by a large majority of our public shareholders. Accordingly, the one share less than 35% redemption requirement which we have established is a lower threshold and will make it easier for us to proceed with the proposed business combination than what is customary in a traditional blank check offering. Even if one share less than 35% or less of the shareholders, as described above, exercise their redemption rights, we may be unable to consummate the business combination if such redemption leaves us with funds less than a fair market value equal to at least 80% of the amount in our trust account (excluding any funds held for the benefit of any of the underwriters) at the time of such acquisition, which amount is required for the share exchange. In the event that such redemption leaves us with an insufficient amount of funds to consummate the proposed business combination then, we may be forced to either find additional financing to consummate such business combination, consummate a different business combination or dissolve, liquidate and wind up.

Investors who choose to remain as shareholders and do not exercise their redemption rights will have assumed the entire cost of the offering, including the underwriters’ discount (but not including the deferred compensation owed to the underwriters).

Automatic dissolution and liquidation if no business combination

If we do not complete a business combination within 24 months from the date of our offering, we will dissolve and promptly return and liquidate all funds from our trust account only to our public shareholders as part of our dissolution and liquidation in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest not previously released to us less the amount of taxes paid, if any, on interest earned.

Section 172 of our amended and restated memorandum and articles of association provides that we will continue in existence only until eighteen months from the consummation of our offering or until twenty-four months if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into, except if holders of 95% or more of our outstanding ordinary shares approve an extension of such time period. If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time, we will become subject to a voluntary liquidation procedure under the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”). Our liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

Pursuant to the terms of our amended and restated memorandum and articles of association, our powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. The funds held in our trust account may not be distributed except upon our dissolution, and the funds held in our trust account will not be released until then. Our shareholders have voted by shareholder resolution, as permitted under the Companies Law (2007 Revision) of the Cayman Islands (the “Companies Law”), to amend Section 169 of our amended and restated memorandum and articles of association to provide that certain provisions of our articles may not be amended prior to our consummation of a business combination without the prior written consent of at least 95% of our outstanding ordinary shares, including our requirements (i) to seek shareholder approval of such a business combination (Section 170), (ii) to allow our shareholders to seek redemption of their shares if they do not approve of such a business combination (Section 171), (iii) that we will continue in existence only until eighteen months from the consummation of our offering or until twenty-four months if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into, except if holders of 95% or more of our outstanding ordinary shares approve an extension of such time period (Section 172), (iv) to provide distributions from the trust account to public shareholders only in the event of redemptions or our liquidation (Section 173), and (v) election, classification and removal of our directors (Section 174). While these rights and protections have been established for the purchasers of units in our offering, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Cayman Islands law, although, pursuant to the underwriting agreement we are prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination without the affirmative vote of at least 95% of our outstanding ordinary shares. We have not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions without the affirmative vote of at least 95% of our outstanding ordinary shares because we view these provisions as fundamental and contractual terms of our offering. We believe these provisions to be obligations of our company to its shareholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions without the affirmative vote of at least 95% of our outstanding ordinary shares. Although Section 169 makes it difficult for us to amend such provisions in our amended and restated memorandum and articles of association, they are intended to protect our shareholders by requiring a supermajority of our shareholders to vote in favor of such a change in order for it to become effective.

In effecting our dissolution and liquidation, we will liquidate our trust account to our public shareholders. Concurrently, we shall pay, or reserve for payment, from interest released to us from the trust account if available, our liabilities and obligations. Our initial shareholders have waived their rights to participate in any liquidation of our trust account or other assets with respect to ordinary shares owned by them prior to our offering (including any insider warrants or shares they or their designees have acquired). In addition, the underwriters have agreed to waive their rights to the $3,450,000 of deferred underwriting compensation deposited in the trust account for their benefit. There will be no liquidation amounts in connection with a dissolution with respect to our warrants, which will expire worthless.

If we are unable to consummate a business combination and expend all of the net proceeds of our offering and the sale of the insider warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price to holders of the 11,500,000 shares entitled to participate in the liquidation of our trust account would be equal to the $10.00 per unit offering price plus interest net of taxes. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which could be prior to the claims of our public shareholders.

Although we will seek to have all vendors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver.

Ho Capital Management LLC, our sponsor, Noble Investment Fund Limited and Allius Ltd. have agreed to indemnify us, jointly and severally, to make up for any shortfall in the trust account. Although enforcement of such indemnification obligations depends upon action by our board of directors, the exercise of their fiduciary duties as well as our amended and restated memorandum and articles of association obligate our disinterested directors to cause us to take action against our Sponsor, Noble Investment Fund Limited and Allius Ltd. for specific performance to enforce their indemnification obligations. However, we cannot provide any assurance that such claims would be successful. If such claims are not successful, the amount of funds in the trust account available for distribution to our public shareholders may be reduced and the per share liquidation distribution could be less than the initial $10.00 per share held in the trust account. Although each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC (our sponsor) and Dr. Gary T. Hirst and Noble Investment Fund Limited (the members of Allius Ltd.), have agreed that, prior to the consummation of a business combination, they will not withdraw as members of Ho Capital Management LLC and Allius Limited, a withdrawal by any member of our sponsor, Allius Ltd. or Noble Investment Fund Limited will not affect the joint and several indemnification obligations of our sponsor, Allius Ltd., or Noble Investment Fund Limited to our company. We have not independently verified whether our sponsor, Noble Investment Fund Limited, or Allius Ltd. have sufficient funds to satisfy their respective indemnification obligations and, therefore, we cannot assure you that they would be able to satisfy these obligations. In addition, none of our officers or directors have agreed to be personally liable or make up for any shortfall in the trust account. Accordingly, we cannot assure you that the actual per-share liquidation price will not be less than $10.00, plus interest (net of taxes payable), due to claims of creditors.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to claims of third parties with priority over the claims of our public shareholders. To the extent bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our liquidation or if they seek to redeem their respective shares for cash upon a business combination which the shareholder voted against and which is completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account.

We expect that all costs associated with the implementation and completion of our dissolution and liquidation as well as funds for payments to creditors, if any, will be funded by the interest earned on the trust account released to us, although we cannot give you assurances that there will be sufficient funds for such purposes.

Pursuant to the terms of our amended and restated memorandum and articles of association, our powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation. The funds held in our trust account may not be distributed except upon our dissolution and, until then, the funds held in our trust account will not be released.

Competition for Target Businesses

In identifying, evaluating and selecting a target business, including White Energy and its affiliates, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous potential target businesses that we could acquire with the net proceeds of our offering and the sale of the insider warrants, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business. Further:

•
our obligation to seek shareholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to shareholders in connection with such business combination may delay or prevent the completion of a transaction;

•	our obligation to redeem for cash ordinary shares held by our public shareholders in certain instances may reduce the resources available to us for a business combination;
•	our outstanding warrants and options, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and
•
the requirement to acquire assets or an operating business that has a fair market value equal to at least 80% of the amount in our trust account (less deferred underwriting compensation of $3,450,000) at the time of the acquisition could require us to acquire several assets or closely related operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Additionally, we face competition from other blank-check companies which have formed recently, a number of which may consummate a business combination in any industry they choose. We may therefore be subject to competition from these companies, which are seeking to consummate a business plan similar to ours and which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Further, it may be the case that there are only a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with publicly held blank check companies like us.

Any of these factors may place us at a competitive disadvantage in negotiating and completing a business combination. Our management believes, however, that to the extent that our target business is a privately held entity, our status as a well-financed public entity and the substantial industry experience of our officers, directors, and board of advisors may give us a competitive advantage over entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination. we will have the resources or ability to compete effectively.

C.   Property, Plants and Equipment

General

Our registered office in the Cayman Islands is c/o M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Pending consummation of a business combination or dissolution, we intend to lease other administrative office space in Florida or New York City. The cost for such space is anticipated to be $7,500 per-month for general and administrative services which will be paid to, and such services will be provided by, an unaffiliated third party. We consider our current office space adequate for our current operations.

ITEM 4A:	Unresolved Staff Comments

None.

ITEM 5:	Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2008 and 2007 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report.

Forward Looking Statements

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our audited financial statements and related notes thereto included elsewhere in this report.

Overview

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. under Cayman Islands law on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. We will only acquire a business or businesses that, upon completion of our initial business combination, will be our majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940. We intend to utilize cash derived from the proceeds of our offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. We will not acquire a minority interest in any operating business.

Pursuant to our amended and restated memorandum and articles of association, we must effect and initiate procedures for our dissolution and liquidation and the distribution of our assets, including the funds held in the trust account, if we do not effect a business combination within 24 months after the completion of our offering since a definitive agreement has been executed with White Energy within 18 months after completion of our offering). We have agreed with the trustee to promptly adopt a plan for the liquidation and distribution of our assets, including the funds held in the trust account, upon expiration of the time periods set forth above.

To date, our efforts have been limited to organizational activities, activities related to our offering and acquisition efforts, including sourcing and identifying potential target acquisitions such as White Energy and WET. We intend to identify prospective acquisitions that are either located in Asia (including Australia), provide products or services to consumers located in Asia, or invest in Asia. Although not limited to any specific country in Asia, we initially focused our initial efforts on acquiring control of an operating business or businesses in the leisure and hospitality or financial services industries that are either located in China, provide products or services to consumers in China, or invest in China.

Although we initially focused our search on an operating business or businesses in the leisure and hospitality or financial services industries that is located in, provides products or services to consumers located in China, or invests in China, we determined to explore a favorable business opportunity in the clean coal upgrading technology sector with White Energy and its affiliates which management determined was in the best interests of our company and shareholders.  We concentrated on our primary business and geographic focus during the first year of our business search, and only expanded the scope of our search because we were unable during such year to locate an attractive business combination in the leisure and hospitality or financial services industries that invests in, is located in, or provides products or services to consumers located in China.  We will seek to consummate the share exchange with White Energy and its affiliates, which in the opinion of management, may provide our company and its shareholders with the most favorable growth potential, due to a variety of factors, including its financial condition and results of operations, experience and skill of incumbent management, value of the intellectual property owned by the business, its competitive position, the regulatory environment in which it operates, or other criteria determined by management. For a more detailed discussion of management’s process for searching for and selecting a target business, see “Effecting a business combination — Selection of a target business and structuring of a business combination” below.

We intend to acquire all or a controlling interest in the equity of such operating business or businesses. If our initial business combination involves a transaction in which we acquire less than a 100% interest in the target company, the value of that interest that we acquire will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions). In all instances, we would control the target company. The key factors that we will rely on in determining control would be our acquisition of at least 51% of the voting equity interests of the target company and/or control of the majority of any governing body of the target company through contractual arrangements or otherwise.

We intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants, our capital stock, debt or a combination of cash, capital stock and debt, in effecting such acquisition. The issuance of additional capital stock, including upon conversion of any convertible debt securities we may issue, or the incurrence of debt could have material consequences for our business and financial condition. The issuance of additional shares of our capital stock (including upon conversion of convertible debt securities):

•	may significantly reduce the equity interest of our shareholders;
•
will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares.

Similarly, if we issued debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and
•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The net proceeds from the sale of the units in our offering and the insider warrants were approximately $99,865,000 at January 23, 2008 (approximately $114,115,000 on January 30, 2008 upon exercise of the over-allotment option in full), after deducting offering expenses of approximately $5,860,000 (approximately $6,610,000 on January 30, 2008 upon exercise of the underwriters over-allotment option in full, not including the underwriters' deferred fees). At January 23, 2008, an aggregate of $100,000,000, and approximately $114,250,000 upon the January 30, 2008 exercise of the underwriters’ over-allotment option in full, is being held in trust for our benefit and is available to consummate a business combination (after payment of the underwriters’ deferred fees).

We will use substantially all of the net proceeds of our offering and the sale of the insider warrants and 12% notes, as well as interest on the funds in the trust account released to us including those funds held in trust, to acquire control of White Energy and its affiliates or other target business, including consummating the business combination. The proceeds held in the trust account (exclusive of any funds held for the benefit of the underwriters or used to pay public shareholders who have exercised their redemption rights in accordance with the instructions set forth in the proxy materials to be mailed to our shareholders, may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination or, if there are insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business combination.

Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. Such working capital funds to finance operations of the target business could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the trust account were insufficient to cover such expenses. To the extent our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account as well as any other net proceeds not expended will be released to us and will be used to finance the operations of the target business.

We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, including, without limitation, up to $1,250,000 in 12% promissory notes to be issued pursuant to the December 2008 Funding Agreement, of which the Company borrowed $500,000 on December 26, 2008, will be sufficient to allow us to operate for at least the next 12 months, assuming that a business combination is not consummated during that time. Over this time period, we are budgeting approximately $2,000,000 of expenses for legal, accounting and other expenses, including finders fees, consulting fees and contract deposits, that are expected to be incurred in connection with the due diligence investigation, structuring and negotiating of a business combination and seeking shareholder approval of such business combination; approximately $450,000 for administrative services, reimbursement of officer and director expenses, insurance, costs associated with dissolution and liquidation if we do not consummate a business combination, and rent and office support services payable at the rate of $7,500 per month; approximately $200,000 for legal and accounting fees relating to our SEC reporting obligations; and approximately $400,000 for general working capital that will be used for miscellaneous expenses. Up to approximately $2,000,000 of the interest earned on the trust account will be released to us to fund the above anticipated expenses.

We do not believe we will need to raise additional funds following our offering and the sale of the insider warrants and our 12% notes, in order to meet the expenditures required for operating our business prior to a business combination. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

In seeking a business combination, we intend to utilize cash derived from the proceeds of our offering and the sale of the insider warrants and notes, as well as our capital stock or debt, or a combination of cash, capital stock and debt, and there is no limit on the issuance of capital stock or incurrence of debt we may undertake in effecting a business combination. In the event the share exchange or other business combination is consummated, all sums remaining in the trust account will be released to us immediately thereafter, and there will be no restriction on our use of such funds.

Our sponsor agreed to make available to us a line of credit of up to $500,000, which was used to pay a portion of the expenses of our offering, such as SEC registration fees, FINRA registration fees, and certain legal and accounting fees and expenses. These loans were paid on January 23, 2008.

We have granted a purchase option to the underwriters issued upon the effective date of our offering. We have accounted for this purchase option as a cost of raising capital and will include the instrument as equity in our financial statements. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%. The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007. These 16 companies represent all business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during such period. Because we do not have a trading history, we needed to estimate the potential volatility of the unit price, which will depend on a number of factors which cannot be ascertained at this time. We used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for our units. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and our company is liquidated, the option will become worthless.

We do not believe that the sale of the warrants in the private placement completed immediately before the date of our prospectus will result in a compensation expense because they are being sold at or above fair market value.

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008.

A.   Operating Results

Critical Accounting Policies

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

We comply with the reporting requirements of SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Net Income Per Ordinary Share

We comply with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.”  Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period.  Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive.

Our statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share.  Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion by the weighted average number of ordinary shares subject to possible conversion.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We follow the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Under the laws of the Cayman Islands, we are not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

The United States dollar is our reporting and functional currency.

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates, and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require us to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Year ended December 31, 2008 compared with year ended December 31, 2007

We reported a net income of $129,000 for the year ended December 31, 2008 and a net loss of $(3,000) for the period ended December 31, 2007. During the period ended December 31, 2007, the Company was newly formed, had minimal expenses and interest income on its limited capital. During the year ended December 31, 2008, we expensed $978,000 of costs associated with the ChinaTel agreements and White Energy agreements which were partially offset with interest income resulting from our initial public offering in January 2008. Until we enter into a business combination, we will not have revenues.

Our trust account earned interest of $2,054,000 for the year ended December 31, 2008, and our funds outside of the trust account did not earn any material interest. Interest of $3,000 was earned in the period ended December 31, 2007 since we had not yet consummated our initial public offering and private placement.

Overall, for the year ended December 31, 2008, we incurred $1,902,000 of formation, operating costs and costs associated with the planned acquisition of ChinaTel (which was terminated) and White Energy, including expensing approximately $60,000 of income tax withholding on our investments which we are not likely to recover. Since we are not subject to income taxes, we have organized our investment accounts to avoid such withholding in the future.

B.   Liquidity and Capital Resources

At December 31, 2008, we had cash of approximately $96,000 and at December 31, 2008, we had a deficit in working capital of approximately $(809,000) due primarily to acquisition costs incurred in connection with the Stock Purchase Agreement with ChinaTel and the Share Exchange Agreement with White Energy.

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman, and Noble Investment Fund Limited, an affiliate of Arie Jan van Roon, our chief financial officer and director, generating gross proceeds of $5,725,000.

On January 23, 2008, our initial public offering of 10,000,000 units was consummated. Each unit issued in our offering consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $100,000,000. On January 30, 2008, the underwriters for our initial public offering exercised their over-allotment option in full, and purchased 1,500,000 units. Each unit consists of one ordinary share and one warrant, each warrant to purchase one ordinary share at an exercise price of $7.50 per ordinary share. The offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to us (excluding proceeds of $5,725,000 from the sale of private placement warrants to our sponsor in connection with the offering, Ho Capital Management LLC and Noble Investment Fund Limited).

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008.

The Company is permitted to use up to $2,000,000 of interest income from the trust account to fund working capital. At December 31, 2008, approximately $1,244,000 had been transferred from the income of the trust account to fund working capital. We believe that, the funds in the trust account, including up to $2,000,000 of the interest earned on funds in the trust account which will be released to us, plus the funds available to us outside of the trust account, including, without limitation, up to $1,250,000 in 12% promissory notes to be issued pursuant to the December 2008 Funding Agreement, of which the Company borrowed $500,000 on December 26, 2008, will be sufficient to allow us to operate for at least the next 12 months, assuming that the share exchange or other business combination is not consummated during that time. However, if the funds available to us are not sufficient to fund our working capital needs throughout this period, we will seek to secure additional capital to pay for, or defer payment of, all or a significant portion of any expenses we incur.

Agreements with ChinaTel Group, Inc.

On July 8, 2008, we entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provided for the investment by us into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, we, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”). In addition to the Amended Stock Purchase Agreement, on August 6, 2008 we entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of our company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel.  Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of our company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, we and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety. In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements. We elected to terminate the ChinaTel Agreements primarily due to the fact that we believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

Acquisition Framework Agreement with White Energy Company Limited and Binderless Coal Briquetting Company Pty Limited.

On December 17, 2008, the Company entered into an Acquisition Framework Agreement (the “Agreement”) with White Energy Company Limited (“WEC”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of WEC (“BCBC”).  Under the terms of the Agreement, the Company agreed to acquire, through an exchange of shares, WEC’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”). Upon completion of the transaction, it was anticipated that BCBC would issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), representing an estimated 56% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”). The Company’s existing shareholders were to retain the remaining ordinary shares, representing an estimated 44% of the issued and outstanding shares of the Company, subject to adjustment as provided below.

BCBC Singapore is the exclusive licensee for South East Asia of clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government, and exclusively licensed to WEC for commercialization worldwide. The coal technology successfully upgrades low energy coal (sub-bituminous) to high-energy coal (bituminous) through a proprietary patented process of compaction and dehydration. The resulting coal product has a range of environmentally enhanced properties, as well as commercial benefits.

Under the terms of the Agreement, if the annual coal production level of the coal upgrading plant of BCBC Singapore as of December 31, 2012 (the “2012 Production Level”) is at the minimum rate of 7.0 million tons per annum, the Company would have issued, by no later than March 31, 2013, such number of additional ordinary shares (the “Performance Shares”) representing 2.5% of the Company’s outstanding ordinary shares at the time of issuance. If the 2012 Production Level exceeded 7 million tons, the Performance Shares in such calendar year were to be prorated so that Performance Shares representing 0.0000025% of the outstanding number of ordinary shares of the Company at the time of issuance for each 1 full ton of 2012 Production Level in excess of 7 million tons.  If the 2012 Production Level exceeded 7.0 million tons, for each 1.0 million tons in excess of the 7.0 million tons, the Company would have issued such number of ordinary shares representing an additional 2.5% of the Company’s outstanding ordinary shares at the time of issuance. The maximum number of Performance Shares which would have been issued in accordance with the foregoing could not have represented more than 10% of the outstanding number of ordinary shares of the Company as of the closing date, after giving effect to the issuance of all Company Exchange Shares.

Following the closing date, WEC would have been responsible for the day-to-day management of the Company and its subsidiaries.  In addition, after the closing date BCBC had the right to appoint 4 directors (including a Chairman) to the board of the Company and the existing shareholders of the Company had the right to appoint 2 directors to the board of the Company.  Moreover, immediately following the closing date the Company would have changed its corporate name to “White Energy South East Asia Corporation” or such other name as acceptable to WEC.

The parties agreed that the Funds held by the Company in its trust account were to be used by the Company to expand BCBC Singapore’s operations in South East Asia, which included, without limitation, capital to fund the costs of coal upgrading plants to be built in South East Asia, the repayment of debt owed by BCBC Singapore, and for general working capital purposes.

Share Exchange Agreement with White Energy Company Limited and White Energy Technology Company Limited

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Agreement”) with White Energy Company Limited (“White Energy”) and White Energy Technology Company Limited (“WET”).  Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange (ASX: WEC).  WET is a wholly-owned subsidiary of White Energy.  The Company is a special purpose acquisition corporation whose units of securities, ordinary shares and warrants trade on the NYSE Alternext US Exchange (NYSE Alternext US: CIO.U, CIO and CIO.WS).  In January 2008, the Company completed its initial public offering and retains approximately $115.0 million in trust funds, pending application in connection with the consummation of a business combination that is approved by the requisite vote or consent of the Company’s public shareholders.

As used herein, all dollar amounts are reflected in United States dollars.  The agreed upon exchange rate in the Agreement is (AUS) $1.00 equals (USD) $0.66.

Under the terms of the Agreement, the Company has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Upon completion of the transaction, it is anticipated that, in exchange for the WET Shares, the Company will issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).   The White Energy Market Value has been calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value is defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” is defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.  Such additional securities (including debt securities) may only be issued on terms mutually agreed to by the Company and White Energy.  Accordingly, assuming that the Adjusted Funds at closing are $105.0 million, the Transaction Value at closing would be approximately $263.0 million and White Energy would be entitled to receive in the share exchange an aggregate of approximately 60% of the total Company shares to be outstanding, and the Company’s existing shareholders will retain the remaining 40% of the total Company shares to be outstanding.  If, in the above example, there remain 14,000,000 ordinary shares of the Company that are issued and outstanding at the closing, White Energy would be entitled to receive a total of approximately 20,930,140 Company shares.  However, irrespective of the final calculations of White Energy Market Value, Transaction Value or Adjusted Funds, White Energy will not receive more than 72.5% of the fully diluted ordinary shares of the Company after giving effect to the acquisition.

In addition, upon consummation of the share exchange, the Company will assume the liabilities of the Constituent Corporations (other than obligations to White Energy) and assume or guaranty approximately $30.0 million of net indebtedness of White Energy.

Following the closing date, White Energy management will become the management of the Company and its subsidiaries and the current executive officers of the Company will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Moreover, immediately following the closing date the Company will change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

The Agreement also provides for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

WET is a technology-enabled natural resources company. A wholly-owned subsidiary of WET holds the exclusive world-wide rights to commercialize the Binderless Coal Briquetting (“BCB”) clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government.

WET is developing industrial-scale coal upgrading facilities at strategic locations throughout the world which are situated at or near large low rank coal deposits that have appropriate infrastructure for the transportation of the upgraded coal product. WET has identified a number of such locations, and has entered into a series of joint venture, development, and long term coal supply agreements.  In addition, White Energy has advised that by early April 2009 it will have completed the construction and begun commissioning of a 1,000,000 ton per annum industrial scale facility in Indonesia under a joint venture with Bayan Resources, a publicly traded coal producer. The joint venture agreement with Bayan Resources contemplates the construction of additions to the clean coal upgrading plant facilities by 2011 to enable it to produce an additional 4,000,000 tons per annum, and includes a fixed price feedstock coal supply agreement and an agreement providing for a five year upgraded coal offtake purchase commitment for partial production representing over $200 million in anticipated revenues over such period.

In addition to its initial joint venture, through WET, White Energy has entered into and contemplates entering into additional joint ventures, including:

„           a second proposed Indonesian joint venture with Adaro Group, the largest coal company in Indonesia, and Itochu Corporation of Japan for a proposed initial one million ton per annum facility with increased capacity planned up to 8 million tons per annum;

„           an agreement to construct and operate all Asia-Pacific facilities with mining contractor Theiss, a wholly owned subsidiary of Leighton Industries, one of the largest publicly traded engineering, procurement and construction companies in Australia;

„           an agreement with Buckskin Mining Company (an indirect wholly owned subsidiary of Kiewit Corporation) for the development of a one million ton per annum coal upgrading facility in the Powder River Basin near Gillette, Wyoming, with planned increases in annual production capacity of up to eight million tons;

„           a letter of intent with Datang International Power Company Ltd, the second largest power generation company in China, for development of a production facility on a Datang-owned sub-bituminous deposit in Inner Mongolia of up to 10 million tons per annum; and

„           a Joint Venture Agreement with Black River Asset Management (a subsidiary of Cargill Corporation and shareholder of White Energy) whereby Black River will own a 49% equity interest in consideration for contributing up to $70 million in funding for exploitation of WET upgrading technology in Africa.

As set forth above, we previously entered into a framework agreement with White Energy to acquire, in exchange for Company shares, the equity of one of the White Energy Constituent Corporations that held rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology in Indonesia and certain other countries in Southeast Asia.  Upon review of the worldwide potential for this technology and after further negotiations among representatives of White Energy, the Company and our investment bankers, we mutually agreed to significantly expand the scope of the proposed transaction so that the Company, through its acquisition of 100% of the shares of WET, will acquire all of White Energy’s global clean coal upgrading business including the exclusive rights to commercialize the Binderless Coal Briquetting clean coal upgrading technology throughout the world, associated management and existing joint ventures and operations.

The Agreement between White Energy and the Company contemplates that available Adjusted Funds at closing will be used to expand operations and for general working capital purposes.  Based on its current project forecasts, White Energy believes that the available funds at closing of the transaction with the Company will be adequate to meet capital requirements over the next 12-18 months for the Bayan and Adaro (Indonesia) joint ventures and Datang (China) joint venture, and that future cash flows from these joint ventures will provide adequate working capital to fund the development and financing requirements for the additional joint ventures referred to above.  However, it should be noted that significant additional construction financing may be required to be obtained by the Constituent Corporations following the closing of the share exchange to enable the Company and its subsidiaries to construct and operate all coal upgrading facilities under contemplated joint ventures. There can be no assurance that such additional financing, if and when required, will be available on commercially attractive terms, if at all.

Consummation of the transactions between the Company and White Energy under the Agreement will be subject to certain conditions, including, without limitation (i) completion of a mutually satisfactory due diligence investigation; (ii) obtaining the required approvals of shareholders of both White Energy and the Company; (iii) obtaining certain third party consents, and (iv) otherwise complying with the Company’s obligations and requirements as a special purpose acquisition corporation.  Subject to satisfaction of the aforementioned conditions, it is anticipated that the transaction will be completed within the next 60 to 90 days.

There can be no assurances that the transactions contemplated by the Agreement will be consummated.

C.   Research and Development, Patents and Licenses, Etc.

From March 22, 2007 (inception) through December 31, 2008, the Company has not engaged in any research and development activities.

D.   Trend Information

Not Applicable.

E.   Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

F.   Tabular Disclosure of Contractual Obligations

The following table sets forth a summary of the Company’s contractual obligations as at December 31, 2008:

	LESS THAN 1 YEAR	1-3 YEARS	TOTAL
Contractual Obligations:

Debt maturing within:	—	$500,000	$500,000

Administrative service	$52,500	—	$52,500

Investment banking agreements	$600,000	$50,000	$650,000

Total contractual cash obligations	$652,500	$550,000	$1,202,500

ITEM 6:	Directors, Senior Management, and Employees

A.   Directors and Senior Management

Our current directors and executive officers are listed below. None of such persons are, or have been, involved in any other blank-check companies.

Name	Age	Position
Geoffrey W. Holmes	63	Chief Executive Officer
Dr. Gary T. Hirst	56	President and Director
Arie Jan van Roon	64	Chief Financial Officer and Director
Andrew Tse	55	Vice President
Michael Hlavsa	55	Secretary and Director
Stuart A. Sundlun	55	Director
Keith Laslop	37	Director
Leonard de Waal	61	Director
Arie Bos	60	Director

A brief education and relevant work history of our Directors and Management follows:

Geoffrey W. Holmes was appointed as our Chief Executive Officer on January 21, 2009.  Mr. Holmes brings to the Company over 35 years of public company communication experience, and has a background in corporate finance, technology, mergers and acquisitions, and investor relations. From 2004 to the present, Mr. Holmes has been an investor in, and has served as the Chief Executive Officer and Chairman of the Board of Directors of, Blood Cell Storage, Inc., a medical device company focused on blood analysis technologies. From 1995 to 2003, Mr. Holmes has financed and organized several new companies, including Summit Properties International (SPI), which represents the PGA TOUR for international trademark licensing worldwide. From 1980 to 1997, Mr. Holmes held senior executive positions at Time Warner and its affiliates and predecessor Warner Communications. From 1993 to 1995, Mr. Holmes was named as Chairman and CEO of Time Warner Interactive, a leading developer and publisher of interactive consumer entertainment products.  From 1989 to 1995, he served as Senior Vice President of Technology for Time Warner Inc. While serving in that capacity, Mr. Holmes was responsible for the development of most of the applications for Time Warner’s Full Service Network. In addition, while at Time Warner Inc. Mr. Holmes also managed the Investor Relations Programs as well as working with the various divisions of Time Warner in developing synergistic opportunities across all of Time Warner. From 1980 to 1989, he was Senior Vice President of Warner Communications Inc. where his responsibilities included managing investor and public relations as well as working with senior management in developing strategies to enable the company to more fully exploit new technology. Mr. Holmes earned a Bachelor of Science degree in economics from Colorado State University in 1968.

Dr. Gary T. Hirst was originally appointed as our Co-Chief Executive Officer on an interim basis, Dr. Hirst was appointed as our President in October 2007. He has been a director of our company since our inception. Dr. Hirst has been responsible for the development and investment management of both offshore and domestic hedge funds, including global macro funds, funds-of-funds, currency funds, and a number of structured investment products (synthetic investment instruments, typically created by combining securities, such as notes or common stock, with derivatives such as options, that are specially created to meet specific needs that cannot be met from the standard financial instruments available in the markets) including for principal protected notes issued by Zurich Capital Markets and Rabobank which invested in diversified global portfolios of hedge funds. From 1991 to 2006, Dr. Hirst was Chairman and Chief Investment Officer of Hirst Investment Management. In his roles with Hirst Investment Management, Dr. Hirst managed over $600 million in assets on behalf of multi-national banks, pension plans, insurance companies, foundations and endowments, public companies, family offices and high net worth investors. Under his leadership, the firm established itself as a developer of innovative financial products and services, with a focus on maximizing the risk-adjusted return on its clients’ investments. From 1976 to 1991, Dr. Hirst was Investment Manager for the Hirst Family Office where he managed allocation and trading for all investment portfolios of the Hirst family and its associates. These investments included traditional asset portfolios, real estate, and a range of alternate investment strategies including hedge funds, private equity, futures trading and physical commodities. From 2003 to 2005, Dr. Hirst was a director of Alpine Select A.G., a publicly traded (Swiss Exchange) investment company based in Zug, Switzerland.

Arie Jan van Roon has served as a director since our inception and was appointed as our Chief Financial Officer on May 9, 2008. From January 2000 to the present, he has served as the managing partner of TransTax LLP, a Swiss-based private wealth management firm. The firm provides financial advisory services to high net worth investors and family offices principally within the European Union. In January 2007, he established Pure Glow Finance Limited of which he is the Managing Director as well as the sole shareholder, with the same activities as TransTax LLP and also the beneficial owner and investment advisor of Noble Investment Fund Limited, one of our principal shareholders. Prior to founding this firm, from 1984 to 2000, Mr. van Roon established van Roon Partners, Ltd., a private equity and advisory firm with an emphasis on investment in distressed, turn around and special situations with a geographic focus on Europe and across a wide range of industries. In addition to investment management experience, during this period he also developed operational experience in his capacity as acting interim CEO for investee companies in the consumer goods, airline and service industries including Girmi spa, an Italian industrial firm, Intair GMBH, an airline handling company based in Germany, and Aerolloyd, a German airline. In 1990, Mr. van Roon entered into a joint venture arrangement with US-based Quantum Development Corporation, a boutique venture capital firm specializing in early stage high tech and pharmaceutical companies. In connection with this activity, from January 2000 to May 2000 he acted as interim CEO of Alyn Corporation, a NASDAQ listed innovative materials firm. Mr. van Roon has never been employed by any of the above companies and has always acted as a consultant or owner. Mr. van Roon is a Dutch citizen who lives in Lugano, Switzerland and in Milan, Italy. He obtained a doctoral degree (Drs) from Erasmus Rotterdam University in 1971, where his thesis centered on Bayesian Statistics.

Andrew Tse has served as our Vice President since our inception. From 1981 to 2006, Mr. Tse was associated with a number of businesses located in China (Hong Kong and Macau), including Shun Tak Holdings Ltd., Heli Express Ltd. and Hong Kong Express Airways Ltd. which are engaged in the business of sea transport, helicopter transport and scheduled airline services, respectively. From 1981 to 2006, Mr. Tse was an executive director, and from 1989 to 1996 served as the chief financial officer and a member of the board of directors of, Shun Tak Holdings Limited. Shun Tak Holdings Limited is a leading Hong Kong-based conglomerate established in 1972 and listed on the Hong Kong Stock Exchange since 1973 with core businesses in transportation, casino investment and operations and property investments. During his tenure with Shun Tak, Mr. Tse was instrumental in listing the company on the Hong Kong Stock Exchange and was instrumental in negotiating and financing many of Shun Tak’s acquisitions and business expansion initiatives. From 1989 to 2003, Mr. Tse served as executive director of Air Hong Kong Ltd., a dedicated cargo airline based in Hong Kong offering scheduled service to Europe and the United States. Mr. Tse was instrumental in the sale of Air Hong Kong to Cathay Pacific Airways in 2003. From 1997 to 2006, Mr. Tse also served as chief executive officer of Heli Express Limited, a helicopter airline operating between Hong Kong and Macau, with more than 50 daily flights. From 1997 to the present, Mr. Tse has served as the founder and chief executive officer of Hong Kong Express Airways Limited, a new regional airline that commenced operation in 2005 and provides scheduled Boeing 737 and Embraer E170 service between Hong Kong and secondary cities in Mainland China and Taiwan. A 1977 graduate of McMaster University in Canada, Mr. Tse also received an MBA from McMaster University in 1978.

Michael Hlavsa has been a director since our inception and was appointed as our Secretary in January 2008. He served as our Chief Financial Officer from our inception through May 9, 2008.  Mr. Hlavsa is an experienced executive that has over 30 years of combined financial and operational experience. He is both a Certified Public Accountant and a Certified Internal Auditor. He has spent over 18 years working in the United States casino industry. From 2004 to the present, he has been the founder and principal owner of Signature Gaming Management LLC, a consulting firm specializing in advising emerging companies engaged in gaming operations. In 2005, he served as Chief Executive Officer for Titan Cruise Lines, a casino business which operated a 2,000 passenger ship and high speed shuttles. From 2001 to 2004, Mr. Hlavsa was the Chief Executive Officer for SunCruz Casinos, the largest day cruise gaming company in the United States. From 1997 to 2000, Mr. Hlavsa was Managing Partner at Casino Princesa in Miami, Florida where he was responsible for the development and operation of a large mega-yacht gaming vessel. From 1993 to 1997, he served as Chief Financial Officer and Vice President, Midwest region, for Lady Luck Gaming Corporation, a publicly traded company. While at Lady Luck, he participated in that company’s initial public offering of equity and a $185 million debt financing. From 1991 to 1993, Mr. Hlavsa was the Vice President of Finance and Administration for the Sands Hotel and Casino in Las Vegas, Nevada. His first 12 years of gaming experience was in Atlantic City, New Jersey in various audit and finance positions with well-established gaming companies such as Caesars, Tropicana and Trump Plaza. He received a bachelor of science degree from Canisius College in Buffalo, New York in 1975.

Stuart A. Sundlun has served as a director since our inception in March 2007. Originally appointed as our President on an interim basis, Mr. Sundlun resigned such office in October 2007. From September 2007 to the present, Mr. Sundlun has been Managing Director of BMB Advisors Ltd, a company providing financial advisory services to the BMB Group SPC, an alternative asset management firm investing in privately-owned hedge funds, real estate funds, private equity funds and direct investments. From 1998 to September 2007, Mr. Sundlun was a managing director of Global Emerging Markets, a New York City based investment fund that acquires and invests in both public and privately owned businesses. From 1998 to the present, Mr. Sundlun has been actively involved in structuring and negotiating equity investments in emerging growth companies including Digital River, Inc., Star Scientific, Inc and Intercontinental Fuels, LLC. From 2001 to the present, Mr. Sundlun has been an advisor to Triago SA, a Paris based leading placement agent for private equity funds. From 1994 to the present, Mr. Sundlun has structured a variety of private equity investments in Russia including South Oil Corporation, which is developing an oil field in Astrakhan, Russia and Helios Petroleum Holdings, AG, which intends to own and operate many oil refineries in Russia and elsewhere. Mr. Sundlun serves on the board of South Oil Corporation. From 2005 to the present, Mr. Sundlun has also served on the Board and investment committee of the Dignity Fund LLC, which makes loans to microfinance institutions. From 1986 to 1994, Mr. Sundlun was a Managing Director of Grosvenor Equities, Inc. and participated in the raising of equity for a variety of private companies including early stage venture capital, growth stage and leveraged management buyouts. From 1982 to 1985, he was an associate in the Corporate Finance department of Lehman Brothers and advised a variety of medium and large corporations on financial strategies and financing. Mr. Sundlun received his BA degree cum laude 1975 (government) from Harvard University, and his MBA (finance) from Columbia University Graduate School of Business in 1982.

Keith Laslop was appointed as a director of the Company on May 9, 2008. From September 2004 to February 2008, Mr. Laslop has served as the President of Prolexic Technologies, Inc., a managed security service provider, where he is responsible for achieving growth and maximizing the financial performance and shareholder value of the company. While at Prolexic Technologies, Mr. Laslop put in place sales and marketing strategies that took the company from approximately $1 million in annual revenue to approximately $9 million in over 3 years, increased realized profitability and recruited and shaped a new senior management team. From September 2001 to April 2004, he served as the Chief Financial Officer and Business Development Director of Elixir Studios Ltd., a London-based interactive entertainment software developer, where he was responsible for originating and negotiating new development contracts, as well as managing the financial performance of the company, including fund raising and cost control. While at Elixir Studios, Mr. Laslop brought the company to profitability for the first time in its 5-year history by securing multi-million dollar development contracts and securing approximately $8.5 million in equity and debt financing for the company. Mr. Laslop earned a Business Administration degree from the University of Western Ontario in 1993 and his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1996. In addition, he earned his Chartered Financial Analysts designation from the Institute of Chartered Financial Analysts in 1999.

Leonard de Waal has served as a director since April 2008.  He has over 32 years experience in the financial industry and in particular, portfolio management. From 1984 to July 2002, Mr. de Waal served as a senior relationship manager and discretionary portfolio manager with Merrill Lynch (Luxembourg).  From January 2005 to August 2006, he has served as a part-time managing director of Eduma Marketing & Education S.A.  From November 2004 to January 2006, Mr. de Waal has served as a part-time senior portfolio manager for Fuchs & Associés Finance Luxembourg S.A. and as a part-time accounting manager of Shire Holdings Europe S.à r.l. and Shire Holdings Ireland Ltd., Luxembourg Branch from September 2005 to the present. From March 2007 to the present, Mr. de Waal has served as a part-time manager of Triseas Korea Property Sàrl, Luxembourg. From April 2008 to the present, he has served as a part-time accounting supervisor of Severn Trent Luxembourg Finance SA, Severn Trent Luxembourg Holdings SA, Severn Trent Luxembourg Overseas Holdings SA, Severn Trent Luxembourg Overseas Finance SA and Severn Trent European Limited, S.à r.l.  Mr. de Waal is a US registered broker-dealer (FINRA Series 7, 6 and 3) and Discretionary Asset Manager (Merrill Lynch Corporate Campus).

Arie Bos was appointed as a director of the Company on January 21, 2009. From 2002 to 2006, Mr. Bos served as the Business Development Manager at Fortis Luxembourg, a commercial banking firm, where he was responsible for mergers and acquisitions for the firm.  From 1980 to 2002, Mr. Bos served as an options and operations specialist, administrative director and financial consultant at Merrill Lynch International in London and Luxembourg.  From 1978 to 1980, he was a clearing manager at the European Option Exchange.  Mr. Bos is currently retired. He earned 3 degrees from the School of Graphic Design and School of Commerce in Accountancy and Modern Business Administration from Utrecht University in 1969, 1970 and 1972.  Mr. Bos received his Series 3 and Series 7 certifications from the Financial Industry Regulatory Authority in 1989 (Series 3) and 1990 (Series 7).

These individuals will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business and structuring, negotiating and consummating its acquisition. None of these individuals has been a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan and none of these individuals is currently affiliated with such an entity. However, we believe the skills and expertise of these individuals, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise with public and private companies should enable them to identify and effect an acquisition although we cannot assure you that they will, in fact, be able to do so.

Family Relationships.

There are no family relationships among our executive officers and directors.

Involvement in Certain Legal Proceedings.

None of our officers or directors have, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Code of Conduct and Ethics.

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in compliance with applicable federal securities laws and the rules of the NYSE Alternext US Exchange.

B.   Compensation

No executive officer has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to any of our initial shareholders, including our officers and directors and our sponsor or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Upon completion of a business combination or our liquidation, we will no longer be required to pay these out-of-pocket expenses. No compensation of any kind, including finder’s and consulting fees, will be paid to any of our initial shareholders, including our directors, or any of their respective affiliates for services rendered prior to or in connection with a business combination. However, our initial shareholders will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Such individuals may be paid consulting, management or other fees from target businesses as a result of the business combination, with any and all amounts being fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials furnished to the shareholders. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Long-Term Incentive, Retirement and Pension Plans

The Company does not have a long-term incentive plan or pension plan and does not provide retirement benefits to its employees.

No Termination Agreements for Executive Officers and Directors

The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person’s employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

C.   Board Practices

Our board of directors is currently divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

None of the Company’s directors have any service contracts for serving as directors.

Board of Advisors

In addition to our executive officers and directors, the following individuals have agreed since our inception to serve as members of our board of advisors. It is anticipated that our board of advisors will provide professional advice and assistance to our board of directors in evaluating and structuring potential business combination opportunities. No member of our board of advisors has received any cash compensation for services rendered. No compensation of any kind, including finder’s and consulting fees, will be paid to any of our advisors for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as providing professional advice and assistance in identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Adam Hart is managing director-equities, corporate finance, at Fairfax I.S. PLC, an investment bank based in London focusing on small and mid-cap companies listed on the London Stock Exchange and other international exchanges. He joined Fairfax I.S. PLC in 2007. For approximately 14 years prior thereto, Mr. Hart served in various capacities including, head of business development at KBC Peel Hunt, another London-based investment bank, which he joined in 1993 from Lloyds Merchant Bank, the investment banking subsidiary of Lloyds Bank PLC (now Lloyds TSB PLC). He has been involved in a lead advisory role across a range of corporate finance transactions such as IPOs, mergers and acquisitions and secondary fundraisings as well as private equity financings in London. Mr. Hart is Chairman of the London Stock Exchange’s AIM Advisory Group which is made up of external practitioners who advise the Exchange on all matters affecting the operation and regulation of AIM, a member of the AIM Disciplinary Panel and is a past member of the Corporate Finance Technical Committee of the Institute of Chartered Accountants in England and Wales. Mr. Hart has a bachelor’s degree in law and became qualified as a chartered accountant with Touche Ross & Co. (now Deloitte & Touche LLP).

Dr. Rory Knight is Chairman of the Oxford Metrica group, an independent strategic advisor that provides research-based intelligence on all aspects of financial performance. Dr. Knight has extensive experience in working and consulting in the financial and corporate sectors. For five years, he was Dean of Templeton College, University of Oxford (Oxford University’s business college), where he was responsible for Templeton’s overall strategy and direction. Dr. Knight is Dean Emeritus at Templeton and Fellow in Finance. He has been published widely on investments in the Financial Times and other journals. While Dean at Oxford he co-authored Financial Performance (Butterworth-Heinemann) and devised the Value Creation Quotient (VCQTM) a key financial performance metric. Previously a Deputy Director in the Swiss National Bank (SNB), Dr. Knight’s role included providing policy advice on international financial matters. He is currently on the Board of Advisors of the John Templeton Foundation, which was established by Sir John Templeton.

James Tagliaferri is the controlling shareholder of TAG Virgin Islands Inc. of St. Thomas, US Virgin Islands. TAG Virgin Islands and its predecessor companies is an asset management firm founded in 1983 by Mr. Tagliaferri that provides asset management services on a discretionary basis principally to high net worth individuals, as well as certain non-discretionary asset management. Mr. Tagliaferri manages fixed income and equity portfolios, including various strategies tailored for individual client objectives. Taurus is also an investor in private placements and corporate finance transactions, including leading the negotiation and structuring of equity and debt instruments from public and private issuers. Mr. Tagliaferri has been in the investment business since 1967, having previously been an asset manager at Julius Baer Group, and Lionel Edie & Company, the investment management division of Manufacturers Hanover Trust, which was merged into Chase Bank. Mr. Tagliaferri is a Certified Financial Analyst and a registered investment advisor with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940.

Director Independence

The board of directors of the Company has determined that Messrs. Bos, Laslop and de Waal are “independent directors” as defined in the rules and regulations of the NYSE Alternext US Exchange and the Sarbanes-Oxley Act of 2002, as amended.

Board Committees

Our board of directors has established the following committees: (i) audit committee, (ii) nominating committee, (iii) compensation committee, and (iv) business combination committee. The board of directors has adopted charters for these committees.

Audit Committee

Our audit committee consists of Messrs. Bos, Laslop and de Waal, with Mr. de Waal serving as chairman of the audit committee. Each member of our audit committee is financially literate under the current listing standards of the NYSE Alternext US Exchange, and our board of directors has determined that each of the members of the audit committee qualify as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Alternext rules.

The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal control. The audit committee selects our independent registered public accounting firm, review and approve the scope of the annual audit, review with the independent public accounting firm our annual audit and annual financial statements, review with management the status of internal accounting control, evaluate problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

Nominating Committee

Our nominating committee consists of Messrs. Bos, Laslop and de Waal, with Mr. de Waal serving as chairman of the nominating committee. The nominating committee is responsible for selecting, researching and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.

Compensation Committee

Our compensation committee consists of Messrs. Bos, Laslop and de Waal, with Mr. de Waal serving as chairman of the compensation committee. Once we have completed a business combination, our board of directors will determine that all members of the compensation committee qualify as independent directors under the NYSE Alternext US Exchange independence standards. The principal function of the compensation committee is to review the compensation payable to our officers and directors.

The composition of our audit committee, our nominating committee, our compensation committee may change when we complete a business combination. However, the names and business experience of any new or additional members of such audit committee will be included in the proxy statement submitted to our public shareholders in connection with their approval of such business combination.

Business Combination Committee

Our business combination committee consists of Messrs. van Roon, Laslop and de Waal, with Mr. Laslop serving as chairman of the business combination committee. The business combination committee was formed for the purpose of assisting the board of directors in (i) identifying companies that we could acquire (“Targets”); (ii) negotiating and executing letters of intent with Targets; (iii) commencing and completing due diligence on Targets; and (iv) negotiating and preparing definitive transaction documents to acquire Targets.  The business combination committee will be dissolved when we complete a business combination.

D.   Employees

As of March 31, 2009, we had five officers, three of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the availability of suitable target businesses to investigate. We do not intend to have any full time employees prior to the consummation of a business combination.

E.   Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
•	each of our officers and directors; and
•	all our officers and directors as a group.

Based on information available to us, all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them, unless otherwise indicated. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In computing the number of ordinary shares beneficially owned by a person or a group and the percentage ownership of that person or group, ordinary shares subject to options or warrants currently exercisable or exercisable within 60 days after the date of our prospectus are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage of ownership of any other person.

	Table No. 2: Beneficial Ownership
Name of Beneficial Owner	Number of Shares		Percentage of Shares Beneficially Owned (1)
Ho Capital Management LLC(2) 386 Columbus Avenue, Apt. 17A New York, New York 10024	1,312,500 shares		9.4%

Angela Ho(2) 386 Columbus Avenue, Apt. 17A New York, New York 10024	1,312,500 shares		9.4%

Noble Investment Fund Limited(3) c/o Pure Glow Finance Limited, investment advisor World Trade Centre, Via Lugano 11 6982 Lugano-Agno Switzerland	1,812,500 shares		13.0%

Arie Jan van Roon(4) World Trade Centre, Via Lugano 11 6982 Lugano-Agno Switzerland	1,937,500 shares		13.8%

Allius Ltd.(5) Harbour House, Second Floor Waterfront Drive, Road Town Tortola, British Virgin Islands	500,000 shares		3.6%

Dr. Gary T. Hirst(6) 1515 International Parkway, Suite 2031 Lake Mary, FL 32746	625,000 shares		4.5%

Stuart A. Sundlun BMB Advisors Ltd. 399 Park Avenue, 39th Floor New York, New York 10022	125,000 shares		*

Andrew Tse Apartment 26B The Albany No. 1 Albany Road, Hong Kong	125,000 shares		*

Michael Hlavsa 5 11 SE 5th Ave., #621 Ft. Lauderdale, FL 33301	62,500 shares		*

Geoffrey Holmes 600 Third Avenue, 22nd Floor New York, New York 10016	—		—

Keith Laslop 92A Walmer Road Toronto, Ontario M5R2X7 Canada	200,000	(6)	1.4%

Arie Bos Dijkwag 356D Andijk, 1619JL Netherlands	—		—

Leonard de Waal 10, rue Emile Lavandier, L-1924 Luxembourg	—		—

All directors and executive officers as a group (9 persons)	3,075,000 shares	(7)	21.9	%(7)

*Less than 1%

(1) Includes the sale of 11,500,000 units in our offering, including the 1,500,000 units covering the underwriter’s over allotment option, but not: (a) the exercise of the 10,000,000 warrants to purchase ordinary shares included in such units, (b) the exercise of the 5,725,000 insider warrants to purchase ordinary shares as described herein, (c) an aggregate of 475,000 ordinary shares included in the representative’s unit purchase option or (d) an aggregate of 475,000 ordinary shares underlying warrants included in the representative’s unit purchase option.

(2) Ho Capital Management LLC was formed solely for the purpose of owning ordinary shares and insider warrants in our company. Angela Ho, our former chief executive officer and former chairman of the board, owns 66.7% of the members interests in Ho Capital Management LLC. The remaining 33.3% of the members interests in Ho Capital Management LLC are owned by Noble Investment Fund Limited. Angela Ho and Noble Investment Fund Limited jointly control and co-manage Ho Capital Management LLC and therefore share voting, investment and dispositive power over all assets of Ho Capital Management LLC (including our ordinary shares and insider warrants). Thus, the shares listed under Ms. Ho’s name include all shares owned by Ho Capital Management LLC. These shares include 437,500 shares beneficially owned by Noble Investment Fund Limited which has a right to receive legal ownership to such shares upon consummation of a business combination (see footnote (4) below). This share amount does not include a 50% beneficial interest held by Angela Ho in the 5,725,000 insider warrants to be issued to the Sponsor immediately prior to the date of our prospectus, and the 5,725,000 ordinary shares issuable upon exercise of the insider warrants. The members of Ho Capital Management LLC have agreed that their members interest may not be transferred, sold or assigned for three years. In addition, each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC, have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. See “Certain Relationships and Related Transactions and Director Independence” below.

(3) Noble Investment Fund Limited is a Gibralter-based company that invests and manages portfolio investments of other investment funds. Mr. van Roon is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited (including our ordinary shares and insider warrants), and shares listed in the table as beneficially owned by him include those owned by Noble Investment Fund Limited. Mr. van Roon is also the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares as well as 50% of the ,725,000 insider warrants to be owned by Ho Capital Management LLC. However, the amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Ms. Ho and Noble Investment Fund Limited jointly control Ho Capital Management LLC, and, as such, share voting and dispositive control over its shares. The amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes 500,000 shares beneficially owned by them through Allius Ltd. This does not include a 50% beneficial interest in the 5,725,000 insider warrants to be issued to the Sponsor immediately prior to the date of our prospectus, and the 5,725,000 ordinary shares issuable upon exercise of the insider warrants. See “Certain Relationships and Related Transactions and Director Independence” below.

(4) Allius Ltd. is a British Virgin Islands company formed by Dr. Gary T. Hirst, our president and director, and Noble Investment Fund Limited, for the purpose of owing ordinary shares in our company. Dr. Hirst and Noble Investment Fund Limited each own 50% of the outstanding members interests in Allius Ltd. and are co-managers of Allius Ltd. Accordingly, shares listed for each of Dr. Hirst and Noble Investment Fund Limited include all shares owned by Allius Ltd. and 125,000 shares owned directly by Dr. Gary Hirst. The members of Allius Ltd. have agreed that their members interest in Allius Ltd. may not be transferred, sold or assigned for three years. In addition, each of Dr. Gary T. Hirst and Noble Investment Fund Limited, the members of Allius Ltd., have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. See “Certain Relationships and Related Transactions and Director Independence” below.

(5) Includes 125,000 shares owned directly by Dr. Gary Hirst and 500,000 shares indirectly owned through Dr. Hirst’s 50% beneficial interest in Allius Ltd.

(6) Includes a 4-year warrant to purchase 200,000 ordinary shares at an exercise price equal to $7.50 per share issued as compensation for services performed on behalf of our company.

(7) These amounts reflect “beneficial” ownership rather than actual ownership by our directors and executive officers resulting in total beneficial ownership before the offering exceeding our total shares outstanding by 500,000 shares. Under the definition of “beneficial” ownership in Rule 13d-1 of the Exchange Act, we are required to include 500,000 shares owned by Allius Ltd. in the amounts for each of Dr. Hirst and Mr. van Roon because they are each deemed to control Allius Ltd. Similarly, we are required to include the 1,312,500 shares owned by Ho Capital Management LLC in the amounts for each of Ms. Ho and Mr. van Roon. As a result, these shares are being counted twice in the calculation of total shares beneficially owned by our directors and officers.

As of the date of this report, the Company has no stock, option or equity compensation plan or arrangement in effect covering officers, directors, employees or otherwise.  Accordingly, the Company has no outstanding ordinary share options.

ITEM 7:	Major Shareholders and Related Party Transactions

A.   Major Shareholders

At March 31, 2009, the Company had 14,000,000 ordinary shares outstanding. At such date, based upon Schedule 13Gs filed with the Securities and Exchange Commission, the Company believes that (i) Ho Capital Management LLC and Angela Ho; (ii) Noble Investment Fund Limited and Arie Jan van Roon; (iii) Jonathan M. Glaser, JMG Capital Management, LLC, JMG Capital Management, Inc., Daniel Albert David, Roger Richter, Pacific Assets Management, LLC and Pacific Capital Management, Inc.; (iv) Azimuth Opportunity, Ltd., Commerce Court Value, Ltd. and Peter W. Poole; and (v) HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Special Opportunity Fund I L.P. and HBK Master Fund L.P., each are persons/entities beneficially owning more than 5% of the Company’s outstanding ordinary shares.

Ho Capital Management LLC is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors.  Ho Capital Management LLC and Ms. Ho beneficially own 1,312,500 of our ordinary shares, representing 9.4% of our issued and outstanding ordinary shares.  Such shares consist of 1,312,500 ordinary shares held by Ho Capital Management LLC, which also beneficially owns 50% of 5,725,000 warrants issued to Ho Capital Management LLC on January 16, 2008 which are not included herein as such Warrants may be exercised only during the period commencing on the later of: (i) the consummation by us of a business combination, or (ii) January 16, 2009.

Noble Investment Fund Limited and Mr. van Roon beneficially own 1,812,500 and 1,937,500 of our ordinary shares, respectively, representing 13.0% and 13.8% of our issued and outstanding ordinary shares, respectively.  Such shares consist of (i) 125,000 Ordinary Shares held by Mr. van Roon, (ii) 1,312,500 Ordinary Shares held by Ho Capital Management LLC, and (iii) 500,000 Ordinary Shares held by Allius Ltd. Mr. van Roon is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited. In addition, Mr. van Roon is the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination by the Company, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 Ordinary Shares. However, the amount of shares listed for Mr. van Roon includes all of the 1,312,500 shares beneficially owned by Ho Capital Management LLC because Angela Ho and Noble Investment Fund Limited jointly control Ho Capital Management LLC, and, as such, share voting and dispositive control over its shares. Noble Investment Fund Limited owns 50% of the outstanding members interests in Allius Ltd. and is a co-manager of Allius Ltd. Accordingly, shares listed for Mr. van Roon include all shares owned by Allius Ltd. Noble Investment Fund Limited beneficially owns 50% of 5,725,000 Warrants issued to Ho Capital Management LLC on January 16, 2008 which are not included herein as such Warrants may be exercised only during the period commencing on the later of: (i) the consummation by the Issuer of a business combination, or (ii) January 16, 2009.

Jonathan M. Glaser beneficially owns 625,000 ordinary shares, representing 7.4% of our issued and outstanding ordinary shares. JMG Capital Management, LLC, JMG Capital Management, Inc., Daniel Albert David, Pacific Assets Management, LLC, Pacific Capital Management, Inc. and Roger Richter beneficially own 462,500 ordinary shares, representing 3.7% of our issued and outstanding ordinary shares. PAM and JMG LLC are investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the stock. No client separately holds more than five percent of the outstanding stock. PCM is a member of PAM and JMG Inc. is a member of JMG LLC. Mr. Glaser, Mr. David and Mr. Richter are control persons of PCM and PAM. Mr. Glaser is the control person of JMG Inc. and JMG LLC.

Azimuth Opportunity, Ltd. beneficially owns 189,400 ordinary shares, representing 1.4% of our issued and outstanding ordinary shares. Commerce Court Value, Ltd. beneficially owns 816,500 ordinary shares, representing 5.8% of our issued and outstanding ordinary shares.  Peter W. Poole beneficially owns 1,005,900 ordinary shares, representing 7.2% of our issued and outstanding ordinary shares. Peter W. Poole is the Director of Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd and consequently may be deemed to have shared voting control and investment discretion over securities owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.  The foregoing should not be construed in and of itself as an admission by Peter W. Poole as to the beneficial ownership of the shares owned by Commerce Court Value, Ltd. and Azimuth Opportunity, Ltd.

HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Special Opportunity Fund I L.P. and HBK Master Fund L.P. beneficially own 1,100,825 ordinary shares, representing 7.9% of our issued and outstanding ordinary shares.  Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members of HBK Management LLC.  The members expressly declare that this statement shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the securities.

B.   Related Party Transactions

On March 23, 2007, we issued an aggregate of 1,312,500 ordinary shares to our sponsor, Ho Capital Management LLC and an aggregate of 1,187,500 ordinary shares certain of our officers and directors and their affiliates, for a total of $25,000 in cash, or a purchase price of $0.01 per share. Ho Capital Management LLC is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors.

The ordinary shares owned by our sponsor and the 1,187,500 ordinary shares owned by our officers and directors and their affiliates, were placed in escrow and may not be sold, transferred or assigned for a period of three years from the date of completion of our offering, except for estate planning purposes.

The holder of these shares will be entitled to make up to two demands that we register these shares pursuant to an agreement signed on January 16, 2008. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow, which, except in limited circumstances, is not before three years from the date of our prospectus. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

On January 16, 2008, Ho Capital Management LLC, which is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 insider warrants from us at a price of $1.00 per warrant in a private placement made in accordance with Regulation D under the Securities Act of 1933, as amended. All of the proceeds received from the insider warrants (an aggregate of $5,725,000) were placed in the trust account together with the net proceeds of our offering. Ho Capital Management LLC and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho (a co-manager of Ho Capital Management LLC), the insider warrants may be exercised on a cashless basis and will not be subject to redemption.

On January 16, 2008, Noble Investment Fund Limited loaned $5,725,000 to Ho Capital Management LLC, our sponsor, to enable the Sponsor to purchase the 5,725,000 insider warrants. The $5,725,000 loan bears interest at the rate of 4.5% per annum and is payable, together with accrued interest, five years from the date of issuance (but subject to mandatory prepayment to the extent of any net proceeds received by Ho Capital Management LLC from the sale of any insider warrants or shares issuable upon exercise of such warrants). Ho Capital Management LLC used the proceeds of such loan to purchase the insider warrants. The insider warrants were pledged to Noble to secure repayment of such loan. In the event and upon our consummation of a business combination, the record and beneficial ownership of 2,862,500 insider warrants, or 50% of such insider warrants will be transferred by Ho Capital Management LLC to Noble Investment Fund Limited; and such transfer shall represent repayment of 50% of the $5,725,000 loan. The remaining $2,862,500 principal amount of the Noble loan, together with accrued interest thereon at the rate of 4.5% per annum, will be repaid by Ho Capital Management LLC and Angela Ho solely out of the proceeds of any one or more sales of the insider warrants or underlying shares. Accordingly, except for the remaining 2,862,500 pledged insider warrants and proceeds from periodic sales of such warrants or underlying shares, the loan from Noble Investment Fund Limited to our sponsor is non-recourse to both our sponsor and Angela Ho, and none of the other assets of our sponsor or Ms. Ho (including their legal and beneficial interest in our ordinary shares) are subject to attachment or any liability for repayment of the loan. The $5,725,000 loan from Noble Investment Fund Limited to Ho Capital Management LLC was made based upon a pre-existing business arrangement between Noble and Angela Ho whereby Ms. Ho agreed to organize the sponsor and management of our company, Noble agreed to provide the financing for the purchase of the insider warrants, and the parties agreed to share equally in such insider warrants. The holders of the insider warrants will not have any right to any liquidation distributions with respect to the ordinary shares underlying the insider warrants in the event we fail to consummate a business combination and the insider warrants will expire worthless.

Noble Investment Fund Limited owns 33.3% of the members interest equity in our sponsor. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital Management LLC, and upon consummation of a business combination, has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 ordinary shares (33.3% of the 1,312,500 ordinary shares owned by Ho Capital Management LLC) as well as 50% of the 5,725,000 insider warrants owned by Ho Capital Management LLC. In the event Noble Investment Fund Limited withdraws as a member of Ho Capital Management LLC after the completion of our business combination, the 437,500 ordinary shares transferable to Noble Investment Fund Limited by Ho Capital Management will be placed in the three year escrow account together with the remaining 875,000 ordinary shares owned of record and beneficially by Ho Capital Management LLC; provided that, each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC, have agreed that prior to the consummation of a business combination, they will not withdraw as members of such entity. Including its interest in 250,000 ordinary shares, or 50% of the ordinary shares owned by Allius Ltd., Noble Investment Fund Limited has the right to receive an aggregate of 687,500 of our ordinary shares (250,000 shares transferable from Allius and 437,500 shares transferable from Ho Capital Management), as well as 2,862,500 insider warrants (transferable from Ho Capital Management).

Noble Investment Fund Limited has also loaned to our sponsor $500,000 to enable our sponsor to pay expenses related to our offering. Such loan does not bear interest and is payable by the Sponsor on January 31, 2008 or earlier upon completion of our offering from the proceeds of our offering not being placed in the trust account and not from the $2,000,000 to be released to us from interest earned in the trust account to fund our working capital. Pursuant to a line of credit promissory note the sponsor has advanced to us a total of $500,000 to cover certain of the expenses related to our offering. Such loan will be payable without interest on the consummation of the offering. We intend to repay the outstanding amount on this line of credit from the proceeds of our offering not being placed in the trust account and not from the $2,000,000 to be released to us from interest earned in the trust account to fund our working capital. This line of credit promissory note is non-interest bearing and matures on the earlier to occur of (a) the date of closing of the offering being made by our prospectus, or (b) January 31, 2008. The loan was repaid on January 23, 2008.

As consideration for providing the Sponsor with a $500,000 working capital loan and with the $5,725,000 to enable our sponsor to purchase the 5,725,000 insider warrants, our sponsor issued to Noble Investment Fund Limited a 33.3% beneficial interest in the 1,312,500 ordinary shares owned by our sponsor (437,250 ordinary shares), agreed that Noble Investment Fund Limited could purchase (through its 50% members interest in Allius Ltd.) an additional 250,000 ordinary shares for $25,000, and agreed to distribute legal and beneficial ownership in 50% of the insider warrants to Noble Investment Fund Limited upon completion of a business combination.

We will also reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Other than such payments, no compensation or fees of any kind, including finders and consulting fees, will be paid to any of our initial shareholders, officers or directors, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

Our initial shareholders will not receive either compensation or reimbursement for any out-of- pocket expenses incurred by them to the extent that such expenses exceed the amount not held in the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, we anticipate that our officers and directors may enter into employment or consulting agreements, the terms of which shall be negotiated and which we expect to be comparable to employment or consulting agreements with other similarly-situated companies in the industry in which we consummate a business combination. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in the industry in which we consummate a business combination.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties and such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

Each of Ho Capital Management LLC and Allius Ltd. were entities formed for the specific purpose of acquiring shares in our company. In order to protect the amounts held in the trust account, our sponsor, Noble Investment Fund Limited and Allius Ltd. have each agreed to indemnify us, jointly and severally, for claims of creditors (including any of our officers or directors) that have not executed a valid and enforceable waiver of their right to seek payment of amounts due to them out of the trust account. Except for claims for reimbursement of expenses payable to any of our officers or directors (which claims against the trust account must be waived in writing), we may elect to forego obtaining waivers only if we receive the approval of our Chief Executive Officer and the approving vote or written consent of at least a majority of our board of directors, including all of our independent directors. Each of Angela Ho and Noble Investment Fund Limited, the members of Ho Capital Management LLC (our sponsor) and Dr. Gary T. Hirst and Noble Investment Fund Limited (the members of Allius Ltd.), have agreed that, prior to the consummation of a business combination, they will not withdraw as members of Ho Capital Management LLC or Allius Ltd. However, a withdrawal by any member of our sponsor, Allius Ltd. or Noble Investment Fund Limited will not affect the indemnification obligations of our sponsor, Allius Ltd., or Noble Investment Fund Limited to our company. We have not independently verified whether our sponsor, Noble Investment Fund Limited or Allius Ltd. have sufficient funds to satisfy their respective indemnity obligations and, therefore, we cannot assure you that they would be able to satisfy these obligations.

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts held in the Company’s trust account in favor of the public shareholders and are secured by the assignment of 100,000 shares of the Company's stock that are owned by certain initial shareholders.  In addition, the Notes are secured by the interest earned in the Trust account up to $2,000,000.  Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008.

Conflicts of Interest

Potential investors should be aware of the following potential conflicts of interest:

None of our officers or directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating management time among various business activities.

None of our officers, directors or initial shareholders are currently affiliated with any entity whose primary business focus includes acquisitions in Asia. Each of our officers, directors and initial shareholders have agreed that, until we consummate a business combination or liquidate our trust account, they will not become associated or affiliated with any such competing entity. In addition, such persons have agreed that they will present to our board of directors any acquisition opportunity in Asia they obtain access to and which could reasonably be expected to be valued at 80% or more of the total amount placed in our trust account upon completion of our offering (excluding deferred underwriting fees), and provide us a right of first refusal to consummate such an acquisition. Each member of our management and board of directors has confirmed to us that they do not, and will not, have any pre-existing relationships or contractual obligations which would have priority over us with respect to the presentation of a business opportunity that meets our investment criteria of a fair market value of 80% or more of the total amount placed in our trust account upon completion of our offering (excluding deferred underwriting fees) and which is located in or primarily doing business in or investing in Asia.

Our board of directors may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination. Their personal and financial interests may influence their motivation in identifying and selecting a target business and completing a business combination for the following reasons:

•
our sponsor and all of our officers and directors or their affiliates own ordinary shares which will be released from escrow after three years from the date of our prospectus and only if we consummate a business combination and with respect to which they are waiving their redemption and liquidation distribution rights if we liquidate.

Although we have attempted to minimize potential conflicts of interest by establishing policies whereby:

•
our company will not acquire control or effect a business combination with any entity in which any of our officers, directors or initial shareholders are officers, directors, employees, or owners of more than 5% of the equity of such entity, or otherwise directly or indirectly an affiliate of such entity;

•
none of our officers, directors or any of their affiliates will receive any finders fees or other compensation, either from us or from a prospective target company, in connection with any business combination;

•
we are requiring each of our officers and directors to provide us with a right of first refusal to acquire any corporate or business opportunities that are located in or primarily doing business in or investing in Asia they obtain access to, whether individually or through a company they are or may become affiliated with, and which could reasonably be valued at 80% or more of the total amount placed in our trust account upon completion of our offering (excluding deferred underwriting fees). In addition, each of the entities currently affiliated with our officers and directors have confirmed to us that such agreement will not violate any prior fiduciary duty or agreement with such entity. Such entities executed a written confirmation and delivered to us in which they acknowledged that they have received a copy of, and have reviewed, the applicable right of first refusal agreement and that compliance with such agreement by the applicable officer, director or initial shareholders will not violate any prior fiduciary duty or agreement with such entity; and

•
prior to the consummation of a business combination, the liquidation of our company, or their ceasing to be a shareholder, officer or director of our company, each of our officers, directors or initial shareholders have agreed not to become affiliated with any entity, including other blank check companies, with a primary focus on completing an acquisition in Asia.

Subject to the above policies, our officers and directors may in the future become affiliated with entities, including other blank check or business combination companies, engaged in business activities similar to those intended to be conducted by our company. Since our directors beneficially own ordinary shares which will be released from escrow only if a business combination is successfully completed, our board may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination. The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target business, completing a business combination timely and securing the release of their stock.

If we were to make a deposit, down payment or fund a “no shop” provision in connection with a potential business combination, we may have insufficient funds outside of the trust to pay for due diligence, legal, accounting and other expenses attendant to completing a business combination. In such event, our initial shareholders may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, such initial shareholders may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’ management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.

After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in Asia. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in Asia.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including the provision of the loans by our officers and directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties and any transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

To further minimize potential conflicts of interest, we will not enter into any business combination with any affiliates of our sponsor, initial shareholders, advisors, officers or directors, or any affiliates thereof.

 C.   Interests of Experts and Counsel

Not Applicable.

ITEM 8:	Financial Information

A.   Financial Statements and Other Financial Information

Reference is made to Item 17. Financial Statements for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

B.   Significant Changes

Subsequent to December 31, 2008, there have been no significant changes in the Company’s financial condition.

ITEM 9:	The Offering and Listing.

A.   Offer and Listing Details

Our units, ordinary shares and warrants are traded on the NYSE Alternext US Exchange under the symbols “CIO.U”, “CIO”, and “CIO.WS”, respectively. Our units were approved for listing on the NYSE Alternext US Exchange (f/k/a the American Stock Exchange) on January 16, 2008. Commencing on February 13, 2008, the ordinary shares and warrants included in our units began trading separately. The following table shows the reported high and low closing bid quotations per share for our units, ordinary shares and warrants based on information provided by the NYSE Alternext US Exchange.

As of March 31, 2009, there were 9 holders of record of our ordinary shares and we had 14,000,000 shares issued and outstanding. Because brokers and other institutions hold many of the shares on behalf of shareholders, we are unable to determine the actual number of shareholders represented by these record holders.

Dividends

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain all future earnings to fund the operation of our business and do not anticipate paying dividends on our ordinary shares in the foreseeable future.

Recent Issuances of Unregistered Stock

On January 16, 2008, we completed a private placement of 5,725,000 warrants to our sponsor in connection with our offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman, and Noble Investment Fund Limited, generating gross proceeds of $5,725,000.

All of the proceeds received from the insider warrants (an aggregate of $5,725,000) were placed in the trust account. Ho Capital Management LLC and Noble Investment Fund Limited will each have a 50% beneficial ownership interest in the insider warrants. So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption. The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until we have consummated a business combination. Immediately prior to the date of our prospectus, Noble Investment Fund Limited provided Ho Capital Management LLC with a $5,725,000 loan, the proceeds of which were used to purchase the insider warrants, and the insider warrants were pledged to Noble to secure repayment of such loan. The record and beneficial ownership of 2,862,500 warrants, or 50% of such insider warrants, will be transferred by Ho Capital Management LLC to Noble Investment Fund Limited upon our completion of a business combination; and such transfer shall represent repayment of 50% of the $5,725,000 loan. The remaining $2,862,500 of such loan, plus accrued interest at the rate of 4.5% per annum, is payable by Ms. Ho only from the proceeds of periodic sales of the insider warrants and underlying shares. The $5,725,000 loan from Noble Investment Fund Limited to Ho Capital Management LLC was made based upon a pre-existing business arrangement between Noble and Angela Ho whereby Ms. Ho agreed to organize the sponsor and management of our company, Noble agreed to provide the financing for the purchase of the insider warrants, and the parties agreed to share equally in such insider warrants. The holders of the insider warrants will not have any right to any liquidation distributions with respect to the shares underlying the warrants in the event we fail to consummate a business combination and the insider warrants will expire worthless. The insider warrants transfer restrictions expire on the earlier of (i) a business combination or (ii) our liquidation.

The above offering and sale was deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offering and sale was made to a limited number of persons, all accredited investors, and transfer was restricted by us in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.

B.   Plan of Distribution

Not applicable.

C.   Markets

See A. above                                .

D.   Selling Shareholders

Not applicable.

E.   Dilution

Not applicable.

F.   Expenses of the Issue

Not applicable.

ITEM 10:	Additional Information

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

The Company’s Amended and Restated Memorandum and Articles of Association was filed with the Securities and Exchange Commission on November 2, 2007 as Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement  on Form S-1 (File No. 333-145163).

C.   Material Contracts

The following material contracts have been entered into by the Company within the past three years:

1.  Underwriting Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

2.  Warrant Agreement between Continental Stock Transfer & Trust Company and the Company. (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

3.  Unit Purchase Option in favor of Maxim Partners LLC (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

4.  Unit Purchase Option in favor of CRT Capital Group LLC (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

5.  Form of Letter Agreement by Insiders of the Company to Maxim Group LLC and the Company (incorporated herein by reference to Exhibit 10.1 to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on December 17, 2007).

6.  Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

7.  Stock Escrow Agreement between the Company, Continental Stock Transfer & Trust Company and the Initial Shareholders (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

8.  Registration Rights Agreement among the Company and the Initial Shareholders (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

9.  Subscription Agreement between the Company and certain officers and directors of the Company (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.  Form of Letter Agreement by affiliated entities of the Company’s officers, directors and initial shareholders to Maxim Group LLC and the Company (incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration Statement  on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on November 2, 2007).

11.  Stock Purchase Agreement dated as of July 8, 2008 by and among Asia Special Situation Acquisition Corp., China Tel Group, Inc. and Trussnet USA, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on July 10, 2008).

12.  Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., Trussnet USA, Inc. and George Alvarez (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

13.  Agreement and Plan of Merger dated as of August 4, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., CHTL Acquisition Corp., George Alvarez, and the other principal shareholders of ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

14.  Form of Pledge Agreement by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc. and Horwitz, Cron & Jasper, P.L.C., as collateral agent (incorporated herein by reference to Exhibit 10.3 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

15.  Form of Promissory Note of Asia Special Situation Acquisition Corp. to be issued to ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.4 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

16    Termination and Mutual Release Agreement dated as of November 3, 2008 by and between Asia Special Situation Acquisition Corp. and ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on November 7, 2008).

17.  Acquisition Framework Agreement as of December 17, 2008 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and Binderless Coal Briquetting Company Pty Limited (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on December 19, 2008).

18.  Share Exchange Agreement as of March 12, 2009 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and White Energy Technology Company Limited (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on March 16, 2009).

D.   Exchange Controls

See the disclosure set forth under “Risk Factors” and “Business Overview” beginning on pages 6 and 30, respectively, of this Annual Report.

E.   Taxation

See the disclosure set forth under “Risk Factors” and “Business Overview” beginning on pages 6 and 30, respectively, of this Annual Report.

In addition, the following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of our prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

We have applied for and can expect to receive an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares and warrants. This section does not address any aspect of United States federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares and warrants. United States alternative minimum tax considerations are not addressed in this summary. This section only applies to U.S. Holders who acquire ordinary shares and warrants in this offering as capital assets for tax purposes and who hold the shares and warrants directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust).

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including, without limitation, changes in applicable tax rates). No ruling from the IRS has been or will be sought on any of the issues discussed below. As a result, there can be no assurance that the IRS will not successfully challenge the tax treatment described herein.

This discussion does not discuss all the tax consequences that may be relevant to particular investors in light of their circumstances or to investors that are subject to special rules, including:

•	a bank;
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a tax-exempt organization;
•	a qualified retirement plan, individual retirement account and other tax-deferred accounts;
•	an insurance company;
•	a person that holds ordinary shares that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction;
•	a person who acquires his/her ordinary shares and warrants as compensation for services; or
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

For purposes of the United States federal income tax discussion below, you are a U.S. Holder if you are a beneficial owner of ordinary shares or warrants and you are: (1) a citizen or individual resident (as defined under United States tax laws) of the United States; (2) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate whose income is subject to United States federal income tax regardless of its source; (4) or a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States domestic trust.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, U.S. Holders and prospective holders of ordinary shares and warrants, should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares and warrants.

REQUIRED NOTICE

To ensure compliance with Internal Revenue Service Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues is not intended or written to be relied upon, and cannot be relied upon by U.S. Holders, for the purpose of avoiding penalties that may be imposed on U.S. Holders under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed; and (c) each U.S. Holder should seek advice based on its particular circumstances from an independent tax advisor.

Allocation of Purchase Price Between Ordinary Shares and Warrants

For U.S. federal income tax purposes, a U.S. Holder generally must allocate the purchase price of a unit between the ordinary share and each warrant that comprise the unit based on the relative fair market value of each. The price allocated to each ordinary share and each warrant generally will be the U.S. Holder’s tax basis in such share or warrant, as the case may be. While uncertain, the IRS, by analogy to the rules relating to the allocation of the purchase price to components of a unit consisting of debt and equity, may take the position that our allocation of the purchase price will be binding on a U.S. Holder of a unit, unless the U.S. Holder explicitly discloses in a statement attached to the U.S. Holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the unit that the U.S. Holder’s allocation of the purchase price between the ordinary share and each warrant that comprise the unit is different than our allocation. Our allocation is not, however, binding on the IRS.

Each U.S. Holder is advised to consult such holder’s own tax advisor with respect to the risks associated with an allocation of the purchase price between the ordinary shares and the warrants that comprise a unit that is inconsistent with our allocation of the purchase price.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the personal foreign investment company rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid with respect to shares will be qualified dividend income provided that, our ordinary shares are readily tradable on an established securities market in the United States in the year that you receive the dividend, you do not treat the dividend as “investment income” for purposes of the investment interest deduction rules and we are not a passive foreign investment company in the year in which the dividend is paid or in the preceding taxable year.

A corporate U.S. Holder generally will not be entitled to a dividends received deduction. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our ordinary shares and thereafter as capital gain.

If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

Sale or Exchange of Shares

Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares. Capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Your ability to deduct capital losses is subject to limitations.

Exercise, Disposition or Lapse of Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Ordinary shares acquired pursuant to the exercise of a warrant will have a tax basis equal to the U.S. Holder’s tax basis in the warrant (that is, an amount equal to the portion of the purchase price of each unit allocated to the warrant as described above in “Allocation of Purchase Price Between Ordinary Shares and Warrants”), increased by the amount paid to exercise the warrant. The holding period of such ordinary share would begin on the day following the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant.

Subject to the PFIC rules discussed below, upon the sale or other disposition of a warrant (other than by exercise), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the warrant (that is, as discussed above, the portion of the purchase price of a unit allocated to such warrant). Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the warrant for more than one year. Under certain circumstances, we have the right to redeem the warrants, without the prior consent of any third party. A redemption of warrants may, in certain circumstances, be treated as a sale or exchange of the warrants.

If a warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss in an amount equal to such holder’s tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year. The ability to deduct any such loss may be subject to certain limitations, and holders should consult their own tax advisors as to the potential application of such limitations.

As discussed above in “Allocation of Purchase Price Between Ordinary Shares and Warrants”, the allocation of purchase price of a unit between the Ordinary Share and the warrant comprising such unit is not binding on the IRS. If the IRS were to successfully challenge your allocation, the amount of gain recognized upon disposition of an ordinary share or warrant could be increased, and the amount of loss recognized upon disposition of an ordinary share or warrant or upon lapse of a warrant could be reduced.

U.S. Anti-Deferral Regimes

There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to our company - the “controlled foreign corporation” (“CFC”) regime and the passive foreign investment company (“PFIC”) regime.

Generally, a foreign corporation is not a CFC unless more than fifty percent (by vote or value) of its stock is owned by “U.S. Shareholders” (generally, United States owners with ten percent or more of the votes of the foreign corporation). It is anticipated that our company will not have more than fifty percent ownership by U.S. Shareholders, and therefore our company will not be a CFC. If our company were a CFC, the United States federal tax consequences summarized herein could be materially and adversely different.

Passive Foreign Investment Company Rules

Special United States tax rules apply to a company that is considered a PFIC. PFIC status is not conditioned on a certain level of ownership of the foreign corporation by U.S. Shareholders. Under these rules, we will be classified as a PFIC for United States federal income tax purposes in any taxable year in which either:

•	at least 75% of our gross income for the taxable year is passive income; or
•	at least 50% of the gross value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Newly formed corporations, such as us, are, under certain circumstances, excepted out of the PFIC rules for their first year of existence. We cannot assure you that we will not be a PFIC for the current or any future year.

If we are treated as a PFIC, and you are a U.S. Holder that does not make a QEF election or mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or warrants; and
•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ordinary shares).

Under these rules the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares. Amounts allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income; and the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year. In addition, the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

These unfavorable tax results may potentially be avoided if the U.S. Holder makes a QEF election to be taxed currently on his, her or its pro rata portion of our income and gain, whether or not such income or gain is distributed in the form of dividends or otherwise, and our company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. We intend to provide information reasonably necessary to comply with the QEF rules to any U.S. Holder who requests it of us.

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We intend to provide such information as the IRS may require in order to enable U.S. Holders to make the QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Even if a QEF election is not made, each U.S. shareholder of a PFIC must annually file a completed Form 8621 with the shareholder’s tax return and with the IRS.

The warrants would most likely be treated as options for purposes of the PFIC rules, so that the U.S. Holder of a warrant would be treated as a shareholder for certain purposes under proposed Treasury Regulations regarding PFICs. A U.S. Holder of warrants, however, may not be eligible to make a QEF Election while it holds the warrants that will apply to either the warrant itself or the ordinary shares that may be received upon exercise of the warrant. Therefore, the U.S. Holder may be unable to make a timely QEF Election that would apply to the warrants and the ordinary shares into which the warrants may be converted. Special rules may apply in these circumstances. U.S. Holders of warrants should consult their own tax advisors regarding the treatment of the warrants under the PFIC rules.

U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. In addition, U.S. Holders should consult with their own tax advisor regarding any special annual reporting requirements that may apply to them by virtue of their ownership of stock of a PFIC.

As another alternative to the foregoing rules, a U.S. Holder of a PFIC may make a “Mark-to-Market Election” to include in income each year as ordinary income an amount equal to the increase in value of the ordinary shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

However, it is unclear whether our ordinary shares will qualify for the mark-to-market election and prospective investors should not assume that our ordinary shares will qualify for the mark-to-market election. Whether the ordinary shares will so qualify will depend on the volume and regularity of the trading of such ordinary shares and hence cannot be predicted at this time.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and
•	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a non-corporate U.S. Holder that:

•
fails to provide an accurate taxpayer identification number (generally on Form W-9), is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of ordinary shares or warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or warrants that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if: the proceeds are transferred to an account maintained by you in the United States; the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or the sale has some other specified connection with the United States as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

The financial statements included in this annual report for the year ended December 31, 2008 have been audited by Rothstein, Kass & Company, P.C., independent registered certified public accounting firm, and for the period from March 22, 2007 (date of inception) through December 31, 2008 as set forth in their audit report appearing elsewhere in this annual report. The financial statements are included in reliance upon their report, which contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern if the offering is not completed, given upon the authority of Rothstein, Kass & Company, P.C. as experts in auditing and accounting.

H.   Documents on Display

None.

I.   Subsidiary Information

Not applicable.

ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, if a suitable business target is not identified by us prior to the prescribed liquidation date of the trust account, we may not engage in, any substantive commercial business. Accordingly, we are not and, until such time as we consummate a business combination, we will not be, exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market-driven rates or prices. The net proceeds of our initial public offering held in the trust account have been invested only in US Treasury bills and money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Given our limited risk in our exposure to US Treasury bills and money market funds, we do not view the interest rate risk to be significant.

ITEM 12:	Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15:	Controls and Procedures

(a)   Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(3) under the Exchange Act as of December 31, 2008 (the “Evaluation Date”).  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to our company required to be disclosed in our reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

(b)   Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of our internal control over financial reporting is as of the year ended December 31, 2008. We believe that internal control over financial reporting is effective.  We have not identified any material weaknesses considering the nature and extent of our current operations or any risks or errors in financial reporting under current operations.

(c)   Attestation report of the registered public accounting firm. This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(d)    Changes in internal control over financial reporting. During the year ended December 31, 2008, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:	Reserved

A.   Audit Committee Financial Expert

Our audit committee consists of Messrs. Bos, Laslop and de Waal, with Mr. de Waal serving as chairman of the audit committee. Each member of our audit committee is financially literate under the current listing standards of the NYSE Alternext US Exchange, and our board of directors has determined that each of the members of the audit committee qualify as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Alternext rules.

B.   Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Securities Exchange Act of 1934, which is filed as Exhibit 99.1 to our Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007. Our Code of Ethics applies to our chief executive officer and our senior financial officers.

C.   Principal Accountant Fees and Services

Appointment of Auditors

Our board of directors selected Tedder, James, Worden & Associates, P.A. as our auditors for the period March 22, 2007 (inception) to September 24, 2007, the date of their resignation. In addition, our board of directors selected Rothstein, Kass & Company, P.C. as our auditors for the period September 24, 2007 to December 31, 2008.

Audit Fees

Tedder, James, Worden & Associates, P.A. billed us $14,645 in fees for audit services for the period March 22, 2007 (inception) to September 24, 2007. Rothstein, Kass & Company, P.C. billed us $92,000 in fees for audit services for the period March 22, 2007 (inception) to December 31, 2008. Audit Fees consist of fees billed for professional services rendered in connection with the audit of our financial statements and review of the interim financial statements reflecting quarterly results included in our Form 6-K. It also includes services that are normally provided by Rothstein, Kass & Company, P.C. in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

We did not pay any fees to Tedder, James, Worden & Associates, P.A. for assurance and related services that are not reported under Audit Fees above, for the period March 22, 2007 (inception) to September 24, 2007. We paid $36,500 to Rothstein, Kass & Company, P.C. for assurance and related services that are not reported under Audit Fees above, for the period ended December 31, 2008.

Tax and All Other Fees

We did not pay any fees to Tedder, James, Worden & Associates, P.A. for tax compliance, tax advice, tax planning or other work for the period March 22, 2007 (inception) to September 24, 2007. We did not pay any fees to Rothstein, Kass & Company, P.C. for tax compliance, tax advice, tax planning or other work for the period ended December 31, 2008.

Pre-Approval Policies and Procedures

We have implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, our audit committee pre-approves all services to be provided by Rothstein, Kass & Company, P.C. and the estimated fees related to these services.

With respect to the audit of our financial statements as of December 31, 2008, and for the year then ended, none of the hours expended by Rothstein, Kass & Company, P.C.’s engagement to audit those financial statements were attributed to work by persons other than Rothstein, Kass & Company, P.C., and its full-time, permanent employees.

D.   Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E.   Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

F.    Change in Registrant’s Certifying Accountant

On September 24, 2007, we were notified that certain partners of Tedder, James, Worden & Associates, P.A., our independent registered certified public accounting firm, had joined McGladrey & Pullen, LLP and that, as a result, effective September 24, 2007, Tedder, James, Worden & Associates, P.A. resigned as our independent registered certified public accounting firm. On September 24, 2007, Rothstein, Kass & Company, P.C. was engaged as our independent registered certified public accountant. Our decision to engage Rothstein, Kass & Company, P.C. was approved by our board of directors on September 24, 2007.

The audit reports of Tedder, James, Worden & Associates, P.A. on our financial statements from March 22, 2007 (inception) to April 9, 2007 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles from March 22, 2007 (inception) to April 9, 2007, except that Tedder, James, Worden & Associates, P.A.’s opinion in its audit report on our financial statements included an emphasis paragraph relating to an uncertainty as to our ability to continue as a going concern.

From March 22, 2007 (inception) to April 9, 2007 through the date of resignation, there were no reportable events as such term is described in Item 304(a)(1)(v) of Regulation S-K.

From March 22, 2007 (inception) to April 9, 2007 through the date of resignation, there were no disagreements with Tedder, James, Worden & Associates, P.A. on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Tedder, James, Worden & Associates, P.A., would have caused it to make reference to the subject matter of the disagreements in connection with its reports on these financial statements for such period.

We did not consult with Rothstein, Kass & Company, P.C. regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written or oral advice was provided by Rothstein, Kass & Company, P.C. that was a factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issues.

PART III

ITEM 17:	Financial Statements

Asia Special Situation Acquisition Corp.

(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Balance Sheets as of December 31, 2008 and 2007	F-2

Statements of Operations for the year ended December 31, 2008 and the periods March 22, 2007 (inception) to December 31, 2007 and 2008	F-3

Statements of Cash Flows for the year ended December 31, 2008 and the periods March 22, 2007 (inception) to December 31, 2007 and 2008	F-4

Statements of Shareholders’ Equity for the period March 22, 2007 (inception) to December 31, 2008	F-5

Notes to Financial Statements	F-6 - F-14

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Asia Special Situation Acquisition Corp.

We have audited the accompanying balance sheets of Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008 and the periods from March 22, 2007 (inception) to December 31, 2007 and from March 22, 2007 (inception) through December 31, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s articles of association provides for mandatory liquidation of the Company in the event that the Company does not consummate a business combination (as defined) prior to July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied. This condition raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Special Situation Acquisition Corp. (a corporation in the development stage) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and the periods from March 22, 2007 (inception) to December 31, 2007 and from March 22, 2007 (inception) through December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 30, 2009

FINANCIAL STATEMENTS

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

BALANCE SHEETS

	December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$96,000	$194,000
Prepaid expenses	120,000	248,000
Total current assets	216,000	442,000
Other assets
Investment in Trust Account	115,000,000	-
Deferred finance costs, net	672,000	-
Deferred offering costs	-	593,000
Total other assets	115,672,000	593,000
	$115,888,000	$1,035,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses (including approximately $264,000 payable to the Company's former Chief Executive officer)	$524,000	$513,000
Note payable together with accrued interest	501,000	-
Line of credit, shareholder	-	500,000
Total current liabilities	1,025,000	1,013,000

Non-current liabilities, deferred underwriters' fee net of redemption forfeiture	3,450,000	-

Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	-

Commitments and contingencies

Shareholders' equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 and 2,500,000 shares issued and outstanding, respectively	1,000	-
Additional paid-in capital	71,036,000	25,000
Retained earnings (deficit) accumulated during the development stage	126,000	(3,000)

Total shareholders' equity	71,163,000	22,000

	$115,888,000	$1,035,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

		March 22, 2007
	Year	(date of inception)
	ended	to
	December 31, 2008	December 31, 2007	December 31, 2008

Revenue	$-	$-	$-

Costs of acquisition not completed	978,000	-	978,000
Formation and operating costs	924,000	6,000	930,000

Loss from operations	(1,902,000)	(6,000)	(1,908,000)

Other income (expense):
Interest income from Trust Account	2,054,000	-	2,054,000
Other interest income	-	3,000	3,000
Interest expense	(23,000)	-	(23,000)

Net income (loss) applicable to ordinary shareholders	$129,000	$(3,000)	$126,000

Weighted average number of ordinary shares outstanding, excluding ordinary shares subject to possible redemption:

Basic	9,506,000	2,500,000	6,434,000
Diluted	12,245,000	2,500,000	7,972,000
Net income (loss) per ordinary share excluding shares subject to possible redemption:
Basic	$0.01	$(0.00)	$0.02
Diluted	$0.01	$(0.00)	$0.02

Weighted average number of ordinary shares outstanding subject to possible redemption:	3,772,000		2,118,000

Net income per ordinary share for shares subject to possible redemption:	$0.00		0.00

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

		March 22, 2007
		(date of inception)
	Year ended	to
	December 31, 2008	December 31, 2007	December 31, 2008

Cash flows from operating activities
Net income (loss)	$129,000	$(3,000)	$126,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of deferred finance costs	9,000		9,000
Increase (decrease) in cash attributable to change in current assets and liabilities:
Prepaid expenses	128,000	(248,000)	(120,000)
Accounts payable and accrued expenses and other	272,000	253,000	525,000

Net cash provided by operating activities	538,000	2,000	540,000

Cash flows used in investing activities: Change in investment in Trust account	(115,000,000)	-	(115,000,000)

Cash flows from financing activities
Proceeds from line of credit, shareholder	-	500,000	500,000
Proceeds from offering of 11,500,000 Units in initial public offering	115,000,000	-	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	5,725,000	-	5,725,000
Payments of offering costs	(6,345,000)	(333,000)	(6,678,000)
Payment of line of credit, shareholder	(500,000)	-	(500,000)
Proceeds from note payable	690,000	-	690,000
Payment of notes payable	(190,000)	-	(190,000)
Payment of financing costs	(16,000)	-	(16,000)
Proceeds from issuance of ordinary shares to founders	-	25,000	25,000

Net cash provided by financing activities	114,364,000	192,000	114,556,000

Net increase (decrease) in cash and cash equivalents	(98,000)	194,000	96,000

Cash and cash equivalents, beginning of period	194,000	-	-

Cash and cash equivalents, end of period	$96,000	$194,000	$96,000

Supplemental schedule of non-cash financing activity:
Accrued offering costs	$-	$260,000	$24,000

Deferred underwriters' fee	$3,450,000	$-	$3,450,000

Shares assigned in connection with debt financing	$665,000	$-	$665,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,000	$-	$2,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS' EQUITY
For the period March 22. 2007 (date of inception) to December 31, 2008

				Retained Earnings/
				(Deficit)
				Accumulated
			Additional	During	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Ordinary shares issued to founders at $0.01 per share on March 23, 2007	2,500,000	$-	$25,000	$-	$25,000

Net loss for the period	-	-	-	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	-	25,000	(3,000)	22,000

Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	-	100,000,000

Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject to possible redemption)	1,500,000	-	15,000,000	-	15,000,000

Underwriter's discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	-	-	(10,128,000)	-	(10,128,000)

Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 23, 2008 to a founding shareholder			5,725,000	-	5,725,000
	-	-
Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	-	-	(40,250,000)	-	(40,250,000)

Shares assigned in connection with debt financing	-	-	665,000		665,000

Net income for the period	-	-	-	129,000	129,000

Balances, at December 31, 2008	14,000,000	$1,000	$71,036,000	$126,000	$71,163,000

See accompanying notes to financial statements

ASIA SPECIAL SITUATION ACQUISITION CORP.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1—BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND GOING CONCERN

Asia Special Situation Acquisition Corp. (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses.  The Company intends to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company will only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.  If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions).  In all instances, the Company would control the target company.  The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting By Development Stage Enterprises,” and is subject to the risks associated with activities of development stage companies.

At December 31, 2008, the Company had not commenced any operations or generated revenue.  All activity through December 31, 2008 relates to the Company’s formation, capital raising, the initial public offering (the “Offering”) described below and efforts to locate a suitable acquisition target.  Following the Offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest.  The Company generates non-operating income in the form of interest income on investments held in a trust account, as described below, from the proceeds of the Offering.

The Company’s intent has been to identify prospective acquisitions that are located in or providing products or services to customers located in Asia.  The Company’s efforts to identify a prospective target business will not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China.  In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination.  These criteria are not intended to be exhaustive.  Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective.  The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Company’s Offering (as described in Note 7) was declared effective on January 16, 2008 and the Company consummated the Offering on January 23, 2008.  Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares at $1 per warrant in a private placement (the “Private Placement”) (see Note 8).

Upon the closing of the Offering and overallotment, $114,250,000 of the proceeds from the Offering and the private placement have been placed in a trust account (the “Trust Account”) pursuant to an agreement with the underwriters.  Of this amount, up to $110,800,000 may be used for the purpose of effecting a business combination, and up to $3,450,000 will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated.  These funds will not be released until the earlier of the completion of a business combination or automatic dissolution and liquidation; provided, however, that the Company plans to draw the following amounts from the interest accrued on the trust account prior to, or upon the consummation of, a business combination or the Company’s liquidation: (i) taxes payable on interest earned and (ii) up to $2,000,000 of interest income to fund working capital.  Prior to the release of interest income to fund working capital, the first $750,000 in interest earned on the amount held in the trust account has been used to cover the shortfall between the required amount to be held in trust, $115,000,000 ($10.00 per share), and the amount actually deposited upon the exercise of the underwriters overallotment, $114,250,000 ($9.93 per share).

The Company's first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Company's trust account, less deferred offering costs of $3,450,000 at the time of acquisition.  In the event that shareholders owning 35% or more of the outstanding stock excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated.  In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the trust account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company.  All of the Company's shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination.  Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

With respect to the first business combination which is approved and consummated, any Public Shareholder who voted against the business combination may demand that the Company redeem his or her shares.  The per share redemption price will equal the amount in the trust account as of the record date for determination of shareholders entitled to vote on the business combination divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding one share less than 35% of the aggregate number of ordinary shares owned by all Public Shareholders may seek redemption of their shares in the event of a business combination. Such Public Shareholders are entitled to receive their per share interest in the trust account computed without regard to the shares held by Initial Shareholders.

Without the prior written consent of at least 95% of the Company’s outstanding ordinary shares, the Company’s Amended and Restated Memorandum and Articles of Association provides for mandatory liquidation of the Company, without shareholder approval, in the event that the Company does not consummate a business combination by July 16, 2009, or by January 16, 2010 if certain extension criteria have been satisfied.

The shares owned by the Initial Shareholders are being held in an escrow account maintained by the trustee, acting as escrow agent, for up to three years.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Development stage company:

The Company complies with the reporting requirements of SFAS No. 7, "Accounting and Reporting by Development Stage Enterprises."

Cash and cash equivalents:

 For the purpose of the statements of cash flows, the Company considers money market and mutual fund accounts as well as all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Net loss (loss) per ordinary share:

The Company complies with the accounting and disclosure requirements of SFAS No. 128, “Earnings Per Share.”  Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period.  Net income (loss) per ordinary share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and would then share in the earnings of the Company except where the result would be antidilutive.  For the year ended December 31, 2008 and for the period from March 22, 2007 (date of inception) to December 31, 2008, the effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method.  The effect of the 475,000 units issued to the underwriters (see Note 7) were excluded from the calculation as the effect would be anti-dilutive.  For the period from March 22, 2007 (inception) to December 31, 2007, the Company did not have any dilutive securities, therefore diluted loss per ordinary share is equal to basic loss per ordinary share for the period.

The Company’s statement of operations includes a presentation of net income per share for ordinary shares subject to possible conversion in a manner similar to the two-class method of net income per share.  Net income per ordinary share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the year ended December 31, 2008 and for the period from March 22, 2007 (inception) to December 31, 2007 and 2008) by the weighted average number of ordinary shares subject to possible conversion.

Fair value of financial instruments:

The carrying amounts of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," approximates their fair value represented in the accompanying balance sheet, due to their short-term maturities.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000, and investments held in a trust account with a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Preferred shares

The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Redeemable ordinary shares:

If the Company’s initial Business Combination is approved, Public Shareholders voting against the Business Combination will be entitled to convert their ordinary shares into a pro rata share of the aggregate amount then on deposit in the trust account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the trust account, net of (1) income taxes payable on the interest income on the trust account and (2) up to $2,000,000 of interest earned on the trust account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The per share conversion price was $10.00 at December 31, 2008.

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities.”  Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

Deferred finance costs:

Deferred financing costs include amounts paid to lenders and others to obtain financing,  Such costs are capitalized and amortized using the straight-line method over the term of the related loan, which approximately the effective interest rate method.  Amortization of deferred financing costs is included in interest expense in our accompanying statements of operations.

Income taxes:

In accordance with SFAS 109, “Accounting for Income Taxes”, the Company follows the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount to be realized.

Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders.  In the future, the Company's tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Foreign Currency Translation

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheet items will be translated using the end of period exchange rates, and statement of operations items will be translated at the transaction date at the average exchange rates for each period.  The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within shareholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

As of December 31, 2008 and 2007, there were no local currency financial statements and, therefore, no such gains or losses were recognized in the statement of operations and no translation adjustments were recognized in shareholders’ equity.

NOTE 3 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.  In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009.  The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investment in Trust Account	$115,000,000	$115,000,000	$—	$—
Cash equivalent	96,000	96,000	—	—

Total	$115,096,000	$115,096,000	$—	$—

The fair values of the Company’s cash equivalent and investments held in the Trust Account are determined through market, observable and corroborated sources.

NOTE 4 – INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

The Company periodically invests in United States Treasury bills and classifies such bills as held-to-maturity securities in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.”  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.  During portions of 2008, investment securities in the Company’s trust account consisted of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short-term money market instruments.  During 2008, investments also included repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days.

Investment securities in the Company’s Trust Account at December 31, 2008 consist of an investment in a Municipal Obligations mutual fund account (approximately $115,000,000 at December 31, 2008) which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

During the year ended December 31, 2008 and for the period from March 22, 2007 (inception) to December 31, 2008 approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered.  As such, this amount was charged to formation and operating costs during the year ended December 31, 2008.  Through December 31, 2008, the first $750,000 of trust income was retained (see Note 1) and approximately $1,244,000 of trust income had been transferred to fund working capital of the Company.

NOTE 5 – ACQUISITION ACTIVITY AND COST OF ACQUISITION NOT COMPLETED

White Energy -

On December 17, 2008, the Company entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”).  Upon completion of the transaction, it is anticipated that BCBC will issue to the Company 100% of the issued and outstanding share capital of BCBC Singapore (the “BCBC Singapore Exchange Shares”) in exchange for the Company’s issuance to BCBC of its ordinary shares (the “Company Exchange Shares”), to represent an estimated 56% of the issued and outstanding ordinary shares of the Company after giving effect to the share exchange (the “Share Exchange”).  The Company’s existing shareholders will retain the remaining ordinary shares, representing an estimated 44% of the issued and outstanding shares of the Company, subject to adjustment.

On March 12, 2009, the Company entered into a Share Exchange Agreement (the “Share Exchange”) with White Energy and White Energy Technology Company Limited (“WET”). Based in Sydney, Australia, White Energy, an Australian corporation, is a public company traded on the Australian Stock Exchange.  WET is a wholly-owned subsidiary of White Energy.  As used herein, all dollar amounts are reflected in United States dollars.  The agreed upon exchange rate in the Agreement is (AUS) $1.00 equals (USD) $0.66.

Under the terms of the Share Exchange, the Company has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET (the “WET Shares”) and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Upon completion of the transaction, it is anticipated that, in exchange for the WET Shares, the Company will issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).  The White Energy Market Value has been calculated at approximately $157.0 million, representing the product of the White Energy Diluted Shares (as defined) as at March 12, 2009 and the $0.9905 volume-weighted average price (expressed in U.S. dollars) of White Energy common shares, as traded on the ASX for the 20 trading days prior to March 12, 2009.  The Transaction Value is defined as the sum of the White Energy Market Value and the Adjusted Funds.  The term “Adjusted Funds” is defined as the total cash available to the Company and the Constituent Corporations as at the closing date of the transaction (including net proceeds of any additional securities sold by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date), less the sum of (i) transaction expenses, (ii) amounts paid or payable in respect of share redemptions that are requested on a timely basis by any of the Company’s public shareholders, and (iii) the amount of debt securities, if any, issued by the Company or any of the Constituent Corporations between March 12, 2009 and the closing date.  Such additional securities (including debt securities) may only be issued on terms mutually agreed to by the Company and White Energy.  Accordingly, assuming that the Adjusted Funds at closing are $105.0 million, the Transaction Value at closing would be approximately $263.0 million and White Energy would be entitled to receive in the share exchange an aggregate of approximately 60% of the total Company shares to be outstanding, and the Company’s existing shareholders will retain the remaining 40% of the total Company shares to be outstanding.  If, in the above example, there remain 14,000,000 ordinary shares of the Company that are issued and outstanding at the closing, White Energy would be entitled to receive a total of approximately 20,930,140 Company shares.  However, irrespective of the final calculations of White Energy Market Value, Transaction Value or Adjusted Funds, White Energy will not receive more than 72.5% of the fully diluted ordinary shares of the Company after giving effect to the acquisition.

In addition, upon consummation of the Share Exchange, the Company will assume the liabilities of the Constituent Corporations (other than obligations to White Energy) and assume or guaranty approximately $30.0 million of net indebtedness of White Energy.

Following the closing date, White Energy management will become the management of the Company and its subsidiaries and the current executive officers of the Company will resign.  In addition, after the closing date White Energy will have the right to appoint four directors (including a Chairman) to the board of the Company and the existing shareholders of the Company will have the right to appoint two directors to the board of the Company.  Moreover, immediately following the closing date the Company will change its corporate name to “White Energy Coal Technology Corporation” or such other name as shall be acceptable to White Energy.

The Share Exchange also provides for certain Company Management Performance Shares, to represent up to 10% of the total Company shares to be outstanding at closing after giving effect to the share exchange, that may be issued to members of the management of the Constituent Corporations in relation to achieved target production levels of the Company and its subsidiaries of up to 20,000,000 annual tons of upgraded coal production by December 31, 2012 from facilities using the Binderless Coal Briquetting technology described below.

 ChinaTel -

On July 8, 2008, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with ChinaTel Group, Inc. (“ChinaTel”) and Trussnet USA, Inc. (“Trussnet”).   The Stock Purchase Agreement provided for the investment by the Company into ChinaTel of between $201,675,000 and $270,000,000 at a price of $2.25 per share.   All of the proceeds from the sale of the ChinaTel securities would have gone to ChinaTel, and no shareholders of ChinaTel would have sold their shares.

On August 6, 2008, the Company, ChinaTel, Trussnet and George Alvarez amended and restated the Stock Purchase Agreement in its entirety, by executing an Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 (the “Amended Stock Purchase Agreement”).  In addition to the Amended Stock Purchase Agreement, on August 6, 2008 the Company entered into an Agreement and Plan of Merger dated as of July 31, 2008 (the “Merger Agreement”) with ChinaTel, CHTL Acquisition Corp., a wholly owned subsidiary of the Company which was subsequently dissolved (“CHTL Acquisition”), George Alvarez, and the other principal shareholders of ChinaTel.  Under the Merger Agreement, at the effective time of the merger, CHTL Acquisition was to be merged into ChinaTel, with ChinaTel as the surviving corporation of the merger (the “Merger”), as a result of which, ChinaTel would have become a wholly-owned subsidiary of the Company.

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement (the “Termination Agreement”) with ChinaTel, the Company and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety.  In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements.  The Company elected to terminate the ChinaTel Agreements primarily due to the fact that the Company believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

At December 31, 2008, the Company has incurred approximately $978,000 of costs associated with the ChinaTel and White Energy Agreements, which costs have been charged to expense in the year ended December 31, 2008.

NOTE 6 – NOTES PAYABLE

On December 16, 2008, the Company consummated a Funding Agreement (the “Agreement”) with a placement agent calling for loans of up to $1,250,000 pursuant to promissory notes (the “Notes”) that call for interest at 12% per year and mature on the earlier of (a) January 16, 2010 or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts in Trust in favor of the Public Shareholders and are secured by the assignment of 100,000 shares of the Company’s stock that are owned by certain Initial Shareholders.  Pursuant to the Agreement, $500,000 was borrowed under the Notes on December 26, 2008.  The notes are secured by the interest earned in the Trust account up to $2,000,000.  In connection with the financing, as an inducement, certain of the Company’s ordinary shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow.  The value of these shares, $665,000 was treated as a capital contribution and the related financing costs will be amortized over the term of the loan.  Pursuant to the Agreement, the Company is obliged to pay approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total.  Such costs are included in deferred financing costs and amortized over the term of the loan.

On February 28, 2008, the Company consummated a Loan and Security Agreement (the “Agreement”) with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes.  On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid.  Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain assets of the Company.   No amounts were outstanding at December 31, 2008 under this arrangement.

NOTE 7—INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit.  Each Unit consists of one of the Company's $.0001 par value ordinary shares and one Redeemable Ordinary Share Purchase Warrant (“Warrant”).   On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments.  Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012.  The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given.  If the Company is unable to deliver registered ordinary shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%).  An additional fee of $3,450,000 (3.0%) is payable upon the Company's consummation of a business combination.  The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit.  The 475,000 units to be issued upon exercise of these options are identical to those sold in the Company's Offering.  The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%.  The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007.  Because the Company does not have a trading history, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time.  The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units.  Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 8—RELATED PARTY TRANSACTIONS

At December 31, 2008, we were obligated to our former chief executive officer for approximately $264,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $12,000 of accrued interest at 5% per year as approved by the Board of Directors.

On March 23, 2007, the Company sold 2,500,000 ordinary shares to the Initial Shareholders for proceeds of $25,000.

On March 23, 2007, the Company entered into an unsecured $500,000 line of credit (the “Line”) with the majority shareholder of the Company, which is an entity whose chief executive officer is a director of the Company.  The Line bore no interest and was due, and paid in full, on the closing date of the Offering.

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in a Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited will each have a 50% beneficial ownership interest in the insider warrants.  So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption.  The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination ) liquidates.  The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 shares of ordinary shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed.  The demand registration may be exercised by the holders of a majority of such warrants.  Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns.  Permitted assigns include transfers to Nobel Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the Offering, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.

The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares are entitled to registration rights pursuant to an agreement.  The holders of the majority of these shares are entitled to make up to two demands that the Company register these shares.  The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these ordinary shares are released from escrow.  In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  The holders of the Company’s initial 2,500,000 issued and outstanding ordinary shares at the time of the Offering placed their initial shares purchased by them into an escrow account maintained by Continental Transfer and Trust Company, acting as escrow agent.  The initial shares will not be released from escrow until three years from the date of the Offering, except that following the consummation of a business combination, such shares and members interests may be transferred to family members and trusts of permitted assignees for estate planning purposes, or upon the death of any such person, to an estate or beneficiaries or permitted assignees; in each case, such transferee will be subject to the same transfer restrictions as the Company’s Initial Shareholders until after the shares and members interests are released from escrow.

NOTE 9 – COMMITMENTS

In December 2008, the Company entered into an investment banking agreement (“Banking Agreement”) with two banks calling for financial advisory and investment banking services for a period ending with the completion of a transaction or January 23, 2010.  The Banking Agreement calls for a monthly fee of $50,000 commencing on December 15, 2008 plus a success fee as defined in the Banking Agreement of 3% of transaction consideration and a financing fee of 6% of any financing of the Company or the acquisition target in connection with an acquisition or merger transaction.  In addition, if the Company becomes entitled to any break up fee in connection with a proposed transaction, then the investment bankers would be entitled to receive 10% of any such fee or payment received by the Company.   In addition, the Banking Agreement calls for the issuance of five year warrants for 10% of the amount of the Company or target shares or securities at a per share price of 110% of the offering price in the financing.   The investment banks are entitled to reimbursement of their reasonable expenses under the Banking Agreement subject to prior approval of amounts individually or aggregating in excess of $50,000.

NOTE 10 – NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R replaces SFAS 141 and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring in fiscal 2009 and thereafter.  The adoption of SFAS 141R will not have a material impact on the Company’s financial statements; however, it could impact future transactions entered into by the Company.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS 160 requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. It is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company cannot determine whether SFAS 160 will have any impact until it completes its first business combination.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ITEM 18:	Financial Statements

See Item 17. (A.) - Financial Statements.

ITEM 19:	Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 20-F.

Exhibit No.	Description
1.1
Underwriting Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

3.1
Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement  on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on November 2, 2007).

4.1
Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on October 1, 2007).

4.2
Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on October 1, 2007).

4.3
Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on October 1, 2007).

4.4
Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant. (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

4.5
Unit Purchase Option in favor of Maxim Partners LLC (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

4.6
Unit Purchase Option in favor of CRT Capital Group LLC (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.1
Form of Letter Agreement by Insiders of the Registrant to Maxim Group LLC and the Registrant (incorporated herein by reference to Exhibit 10.1 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on December 17, 2007).

10.2
Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.3
Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Shareholders (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.4
Registration Rights Agreement among the Registrant and the Initial Shareholders (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.5
Subscription Agreement between the Registrant and certain officers and directors of the Registrant (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 25, 2008).

10.6
Promissory Note in the amount of up to $500,000 issued to Ho Capital Management LLC (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007).

10.7
Promissory Note in the amount of up to $500,000 issued by Ho Capital Management LLC to Noble Investment Fund Limited (incorporated herein by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007).

10.8
Letter Agreement among Noble Investment Fund Limited, Ho Capital Management LLC and Allius Ltd. (incorporated herein by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007).

10.9
Form of Promissory Note in the amount of $5,725,000 issued by Ho Capital Management LLC to Noble Investment Fund Limited (incorporated herein by reference to Exhibit 10.9 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on November 26, 2007).

10.10
Form of Pledge Agreement between Ho Capital Management LLC, Noble Investment Fund Limited and Hodgson Russ LLP (incorporated herein by reference to Exhibit 10.10 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on December 17, 2007).

10.11
Form of Operating Agreement of Ho Capital Management LLC (incorporated herein by reference to Exhibit 10.11 to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on December 17, 2007).

10.12
Form of Letter Agreement by affiliated entities of the Registrant’s officers, directors and initial shareholders to Maxim Group LLC and the Registrant (incorporated herein by reference to Exhibit 10.12 to Amendment No. 2 to the Registrant’s Registration Statement  on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on November 2, 2007).

10.13
Loan and Security Agreement dated as of February 28, 2008 by and between Asia Special Situation Acquisition Corp. and Wachovia Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on March 3, 2008).

10.14
$500,000 Promissory Note of Asia Special Situation Acquisition Corp. dated as of February 28, 2008 in favor of Wachovia Bank, National Association (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-33916), as filed with the Securities and Exchange Commission on March 3, 2008).

10.15
Stock Purchase Agreement dated as of July 8, 2008 by and among Asia Special Situation Acquisition Corp., China Tel Group, Inc. and Trussnet USA, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on July 10, 2008).

10.16
Letter from Angela Ho to certain shareholders of Asia Special Situation Acquisition Corp. (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on July 10, 2008).

10.17
Amended and Restated Stock Purchase Agreement dated as of July 31, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., Trussnet USA, Inc. and George Alvarez (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

10.18
Agreement and Plan of Merger dated as of August 4, 2008 by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc., CHTL Acquisition Corp., George Alvarez, and the other principal shareholders of ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

10.19
Form of Pledge Agreement by and among Asia Special Situation Acquisition Corp., ChinaTel Group, Inc. and Horwitz, Cron & Jasper, P.L.C., as collateral agent (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

10.20
Form of Promissory Note of Asia Special Situation Acquisition Corp. to be issued to ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 11, 2008).

10.21
Termination and Mutual Release Agreement dated as of November 3, 2008 by and between Asia Special Situation Acquisition Corp. and ChinaTel Group, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on November 7, 2008).

10.22
Acquisition Framework Agreement as of December 17, 2008 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and Binderless Coal Briquetting Company Pty Limited (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on December 19, 2008).

10.23
Share Exchange Agreement as of March 12, 2009 by and among Asia Special Situation Acquisition Corp., White Energy Company Limited and White Energy Technology Company Limited (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on March 16, 2009).

12.A	Certification by Chief Executive Officer pursuant to Sarbanes Oxley Section 302.*

12.B	Certification by Chief Financial Officer pursuant to Sarbanes Oxley Section 302.*

13.A	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350.*

13.B	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350.*

16.1
Letter from Tedder, James, Worden & Associates, P.A. (incorporated herein by reference to Exhibit 16.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on October 1, 2007).

99.1
Code of Ethics (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007).

99.2
Letter of Resignation of Angela Ho and Peter Kjaer dated as of August 11, 2008 (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on August 14, 2008).

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASIA SPECIAL SITUATION ACQUISITION CORP.

April 1, 2009	By:
/s/ Geoffrey W. Holmes
Geoffrey W. Holmes
Chief Executive Officer (Principal Executive Officer)