Form 20-F
period 2009-12-31
Gerova Financial Group Ltd
filed 2010-06-02
CIK 1407437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission File No.  001-33916

GEROVA Financial Group, Ltd.
(Exact name of Registrant as specified in its charter)

GEROVA Financial Group, Ltd.
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Dr. Gary T. Hirst
GEROVA Financial Group, Ltd
Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
+44 161 886 4764
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Units, each consisting of one Ordinary Share and one Warrant	NYSE AMEX Exchange
Ordinary Shares, $.0001 par value	NYSE AMEX Exchange
Ordinary Share Purchase Warrants	NYSE AMEX Exchange
(Title of Class)	(Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

14,000,000 ordinary shares, $.0001 par value

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

TABLE OF CONTENTS

FORM 20-F		I
TABLE OF CONTENTS		3
PART I		5
OVERVIEW:		5
ITEM 1:	Identity of Directors, Senior Management and Advisors	7
ITEM 2:	Offer Statistics and Expected Timetable	7
ITEM 3:	Key Information	7
A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	7
C.	Reasons For The Offer and Use Of Proceeds	8
D.	Risk Factors	8
ITEM 4:	Information on the Company	27
A.	History and Development of the Company	27
B.	Business Overview	29
C.	Organizational Structure	46
D.	Property, Plants and Equipment	46
ITEM 5:	Operating and Financial Review and Prospects	47
A.	Operating Results	47
B.	Liquidity and Capital Resources	49
C.	Research and Development, Patents and Licenses, etc.	50
D.	Trend Information	50
E.	Off-Balance Sheet Arrangements	50
F.	Tabular Disclosure of Contractual Obligations	51
G.	Safe Harbor	51
ITEM 6:	Directors, Senior Management, and Employees	52
A.	Directors and Senior Management	52
B.	Compensation	55
C.	Board Practices	59
D.	Employees	62
E.	Share Ownership	62
ITEM 7:	Major Shareholders and Related Party Transactions	64
A.	Major Shareholders	64
B.	Related Party Transactions	64
C.	Interests of Experts and Counsel	65
ITEM 8:	Financial Information	65
A.	Financial Statements and Other Financial Information	65
B.	Significant Changes	65
ITEM 9:	The Offering and Listing	68
A.	Offer and Listing Details	68
B.	Plan of Distribution	68
C.	Markets	68
D.	Selling Shareholders	68
E.	Dilution	69
F.	Expenses of the Issue	69

ITEM 10:	Additional Information	69
A.	Share Capital	69
B.	Memorandum and Articles of Association	69
C.	Material Contracts	71
D.	Exchange Controls	72
E.	Taxation	72
F.	Dividends and Paying Agents	78
G.	Statements by Experts	79
H.	Documents on Display	79
I.	Subsidiary Information	79
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	79
ITEM 12:	Description of Securities other than Equity Securities	79
PART II		79
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	79
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	79
ITEM 15:	Controls and Procedures	80
ITEM 16:	Reserved	80
A.	Audit Committee Financial Expert	80
B.	Code of Ethics	81
C.	Principal Accountant Fees and Services	81
D.	Exemptions From the Listing Standards for Audit Committees	81
E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	81
F.	Change in Registrant’s Certifying Accountant	81
PART III		82
ITEM 17:	Financial Statements	82
ITEM 18:	Financial Statements	83
ITEM 19:	Exhibits	83

PART I

OVERVIEW:

GEROVA Financial Group, Ltd. is an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and causality business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

We were formed on March 22, 2007 as a blank check company with the corporate name Asia Special Situation Acquisition Corp. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. In January 2008, we consummated an initial public offering of our ordinary shares, par value $0.0001 per share (the “Ordinary Shares”).

In January 2010, we acquired an 81.5% interest in Amalphis Group Inc. (“Amalphis”), the parent company of Allied Provident Insurance Inc., a specialty insurance company domiciled in Barbados (“Allied Provident”). At the same time, we also acquired what was estimated to be approximately $655 million of various investment assets (subject to assumed liabilities as well as valuation and audit adjustments) which are managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”).   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.  Also in January 2010, we changed our corporate name to GEROVA Financial Group, Ltd.

As part of our acquisition of certain of the assets managed by Stillwater, we acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar Group Holdings Ltd., a Bermuda insurance holding company (“Northstar”).

We believe that there is significant growth available in our life and annuity reinsurance segment and we will seek to benefit from macro trends influencing balance sheet management decisions of life insurance and annuity providers, including increased risk aversion and regulatory considerations, which are resolved with risk transfer through reinsurance. We believe life and annuity companies are highly leveraged in the United States and, therefore, there is a demand for reinsurance to serve as a capital replenishment mechanism, which is referred to as surplus relief. According to Standard and Poor’s research and based on data from A.M. Best Co. Inc., a global insurance rating and information agency, the life and health insurance industry’s assets totaled $4.6 trillion at December 31, 2008, while the industry’s capital and surplus reached $261 billion, representing a capital ratio of 5.67% or a leverage ratio of 17.6 times. Our addressable market is large and, we believe, is underserved by reinsurers. This market continues to grow with total premiums and annuity considerations for the life and health insurance industry totaling $637 billion in 2008, or roughly 4.8% of U.S. real gross domestic product. Life insurance in force in the United States at year-end 2008 reached a level of $38.1 trillion, up 31.0% over the previous five years.

We believe that the financial services industry has been severely dislocated with the financial markets experiencing nearly unprecedented volatility and de-leveraging over the past two years beginning with the sub-prime mortgage crisis but spreading throughout the financial markets to include other fixed income markets, equities, bank debt, and private placements. Over the last two years, there has been a substantial decline in global asset valuations.  The reduction in liquidity and deleveraging has also resulted in sources of long term financing and capital becoming extremely limited.

We believe the insurance industry is in transition. The financial services market dislocation has caused insurers and reinsurers to face several challenges requiring them to change their strategic focus creating opportunities for newly formed reinsurers. These challenges have included the following.

•
Regulatory bodies around the world are mandating that commercial insurance companies and, in particular, large insurance companies, increase their capital adequacy ratio.  Since many large insurance companies are integral to their national economies, we believe that they will be subjected to more stringent regulations on their capital.

•
Additional regulatory and capital adequacy pressure with the anticipated implementation in 2012 of Solvency II, the updated set of regulatory requirements for insurance firms that operate in the European Union.  It is anticipated that Bermuda, a key global insurance market, will have similar disruptions as the Bermuda Monetary Authority implements new solvency rules in late 2012.

•
The continuing deterioration in the U.S. residential housing market in general and the market for sub-prime and Alt-A residential mortgage-backed securities specifically. We believe these conditions have had, and will likely continue to have, a material adverse effect on insurers and reinsurers, specifically on the value of their investment portfolios, and capital and liquidity positions.

•
We believe that many life insurers have sizable exposure to commercial real estate in the form of commercial real estate loans and commercial mortgage-backed securities.  Historically, commercial real estate realizes the adverse impact of a recession after other asset classes, which many analysts believe may lead to sizable losses for insurers in the future.

•
The negative outlooks placed on the financial strength ratings, actions taken by ratings agencies on insurers and reinsurers can have a material negative impact on their abilities to grow their reinsurance businesses and maintain core competitive capabilities.

We believe that several insurers and reinsurers have begun addressing the new industry realities implementing plans to achieve other business and financial objectives such as:

•	disposing assets to raise needed capital;
•	exploring strategic alliances or other means of maximizing value, including mortality assessment and existing treaty administration;
•	decreasing the volatility of their earnings;
•	improving their capital position by reducing the financial strain associated with new business production or by increasing their risk-based capital ratio;
•	entering new lines of business and offering new products; and
•	exiting discontinued lines of business.

Our goal is to take advantage of opportunities arising from financial market dislocations, including by aggregating permanent regulatory capital by exchanging our shares for performing assets at discounts to their intrinsic value.  We believe that our business model of acquiring new equity capital by exchanging our shares for unquoted financial assets and utilizing these financial assets as regulatory capital, where permitted, differentiates us from other insurance carriers. We also believe that this capital structure has the advantage of potentially achieving a superior return on equity given the relatively large amount of assets that insurance carriers are permitted to take on balance sheet relative to their equity capital.  We believe that Gerova has an opportunity to benefit from the change in strategic focus of its insurance company clients and its competitors.

Our growth strategy includes fully deploying our insurance regulatory capital by providing insurance and writing reinsurance at a multiple of our book value as provided for by applicable insurance statutes. By accepting select liabilities through reinsurance contracts together with assets ceded to us, we believe that we will be are able to gather substantial assets under management in a relatively small number of transactions. We believe this is an efficient business model that will require less staff and marketing efforts than currently exists in traditional asset management businesses and primary life and annuity carriers. We also believe that by focusing primarily on life and annuity reinsurance that the duration of time required to manage the assets is relatively long and we believe the payment of claims is more predictable based on actuarial science.

In connection with the foregoing acquisitions, we entered into management agreements with Stillwater and Weston.  Pursuant to such management agreements, Stillwater and Weston agreed to manage such assets in consideration for the payment of certain management and incentive fees.

Our Ordinary Shares, units and warrants trade on the NYSE Amex Exchange (NYSE:Amex US: GFC, GFC.U and GFC WS).

References in this Form 20-F to “Gerova,” “the Company,” “we”, “us”, and “our” refer to GEROVA Financial Group, Ltd. and our subsidiaries from and after the consummation of our business combinations (the “Business Combinations”) which occurred on January 20, 2010, unless otherwise specified.  References in this Form 20-F to “Insurance Companies” refers to Allied Provident, Northstar and its subsidiaries and any other insurance businesses we form or acquire in the future.

The Company’s principal executive offices are located at:

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda

ITEM 1:	Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2:	Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:	Key Information

A.	Selected Financial Data

The following selected financial data should be read in conjunction with our financial statements and related notes and the discussion below under “Operating and Financial Review and Prospects” below.  The data as of December 31, 2009 and for the period January 1, 2009 to December 31, 2009 are derived from our audited financial statements which are included elsewhere in this annual report. This selected financial data should be read in conjunction with such financial statements and the related reports of our auditors Rothstein, Kass & Company, P.C. The historical results are not necessarily indicative of results to be expected for future periods.

Selected Financial Data

Balance Sheet Data	Year Ended December 31, 2009 (audited)	Year Ended December 31, 2008 (audited)	From inception (March 22, 2007) to Year Ended December 31, 2007 (audited)

Working capital (deficiency)	$198,000	$(809,000)	$(571,000)
Investment in Trust Account	$115,000,000	$115,000,000	—
Total assets	$116,088,000	$115,888,000	$1,035,000
Deferred underwriters’ fee	$3,450,000	$3,450,000	—
Total liabilities	$4,340,000	$4,475,000	$1,013,000
Value of ordinary shares which may be converted to cash ($10.00 per share)	$40,250,000	$40,250,000	—
Shareholders’ equity	$71,498,000	$71,163,000	$22,000

Statement of Operations Data
Formation and operating costs	$2,438,000	$1,902,000	$6,000
Net income (loss)	$335,000	$129,000	$(3,000)
Net income (loss) per ordinary share, basic and diluted	$0.02	$0.01	$0.00

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons For The Offer and Use Of Proceeds

Not Applicable.

D.	Risk Factors

You should carefully consider the following risk factors and the other information included herein as well as the information included in other reports and filings made with the Securities and Exchange Commission (the “SEC”) before investing in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. The trading price of our units, Ordinary Shares and warrants could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related to Our Company

We may be required to access additional working capital.

As disclosed in our Form 6-K dated January 22, 2010, in connection with our business combination transactions consummated in January 2010, we repurchased for approximately $112.4 million an aggregate of approximately 11.2 million ordinary shares from our public shareholders resulting in our retaining approximately $2.6 million in cash before transaction costs from the funds originally received in our January 2008 initial public offering.  As such, we need additional working capital in order to expand our business operations.  In the last few months we have sold or redeemed some of our acquired assets in order to generate additional working capital for operations.  We believe that we have has sufficient sources of liquidity to finance our existing operations for the coming twelve months.  However, we may be required to raise additional debt and/or equity capital to finance our planned activities or potential acquisitions.   There can be no assurance that we will be successful in raising additional capital if we elect to do so, or if such capital is available, that it will be on acceptable terms that will not otherwise dilute the equity interests of our existing shareholders.

We have no operating history and our future performance cannot be predicted based on our historical financial information.

We did not commence meaningful operations until January 20, 2010. Therefore, there is no historical information upon which to evaluate our performance. In general, companies in the initial stages of development present substantial business and financial risks and may suffer significant losses. There can be no assurance that we will be able to generate sufficient revenue from operations to pay our operating expenses. We also will be subject to risks generally associated with the formation of any new business. We must successfully develop business relationships, establish operating procedures, acquire property, obtain regulatory approvals, hire management and other staff and complete other tasks appropriate for the conduct of our business activities. In particular, our success depends on, among other things, our ability to:

•	attract and retain personnel with underwriting, actuarial and hedging expertise;
•	model and accurately price our reinsurance;
•	capitalize on new business opportunities; and
•	evaluate effectively the risks that we assume under the reinsurance policies that we write and manage such risks in volatile or down markets.

Failure to achieve any of these business objectives would have a materially adverse effect on us.

We may be required to make material adjustments in the value of certain of our assets which could lower our total capital base.

As part of our January 2010 acquisition of the assets and liabilities of various pooled investment vehicles (the “Stillwater Funds”) then managed by Stillwater, the purchase price for those assets was based upon approximately $541.25 million of estimated net asset values as of December 31, 2009 (the “Estimated Asset Values”) which were provided to us by Stillwater.  Such Estimated Asset Values are subject to a post-acquisition adjustment based upon an independent audit of approximately 90% of those assets.  Although the independent audit has not yet been completed, such audit may conclude that the final net asset values of the Stillwater Funds are materially lower than the Estimated Asset Values.  Although the share adjustment provisions contained in our acquisition agreements entitle us to issue a correspondingly lower number of our Ordinary Shares to the former investors and beneficial owners of the Stillwater Funds and our net shareholder equity per share would not be affected, any reduction to the Estimated Net Asset Values of the Stillwater Funds would result in our company having lower total net assets and a lower total capital base.

We may not have enough liquidity to service and maintain certain of our assets, which could cause certain of our assets to lose value.

Certain of the Stillwater Funds have historically invested primarily in real estate, loans made to attorneys, and life settlement and premium finance loans.  A portion of these investments require us to invest additional funds to service these assets and preserve their value.  In particular, our premium finance business and related life insurance assets and collateral require significant ongoing funding to pay the periodic premiums due on the life insurance policies in order to preserve their value and keep such policies from lapsing.  Failure to pay premiums will directly result in a loss of value on any lapsed policy.  Similarly, our law firm loan portfolio may benefit from us to making additional advances to law firm borrowers from time to time in order to allow the borrowers to pursue contingent litigation matters on which these borrowers may earn fees which are intended to serve as the source of repayment of our loans. If we elect to curtail the funding of the litigation activities of these borrowers, or are unable to fund additional advances for various reasons it could have a negative impact on our ability to collect the full amount of the existing or future loans.  In addition, our real estate loans and real estate investments may require additional funding in order to realize revenue or preserve economic value. Overall, if we do not have sufficient liquidity to meet the various funding requirements to preserve these assets, a substantial portion may suffer a material loss in value.

Certain of our subsidiaries are obligated to pay significant redemption claims to former investors.

Partly as a result of the recent economic recession, many investors in hedge funds and other investment funds have sought to withdraw or redeem their investments, in many cases resulting in investment managers suspending redemption requests.  The Stillwater Funds currently owe approximately $15.0 million in unsatisfied investor redemption claims.  Many, if not all, of these debts and claims will be required to be repaid by our subsidiaries from the sale of fund assets or collection of accounts receivable before available funds can be redeployed or reinvested.  As a result, amounts available to be utilized as regulatory capital for our existing and proposed insurance businesses may be materially and adversely affected.  In addition, former investors to whom such redemption claims are owed may take legal action to collect these debts which could adversely affect the operations of our subsidiaries.

Our failure to obtain the audits of certain of our assets may adversely affect our business and operations.

Under the terms of our acquisition agreements, Stillwater and certain of the Stillwater Funds were obligated to provide us by not later than March 31, 2010 audits of certain of such Stillwater Funds as at December 31, 2009.  To date, such audits have not been completed.   Further delays in receiving such audit reports may materially and adversely affect our ability to raise additional capital and could result in our breach of certain agreements to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares we issued in connection with our January 2010 acquisitions.  Although we believe that such audits will be completed in the near future, there is no assurance that they will be made available on a timely basis, if at all.

As a non-U.S. company, we have elected to comply with the less stringent reporting requirements of the Exchange Act, as a foreign private issuer.

We are a Cayman Islands company, and our corporate affairs are governed by our Memorandum and Articles of Association and the Companies Law and common law of the Cayman Islands. A majority of our executive officers and a majority of the members of our board of directors are not United States citizens or residents, and substantially all of our assets are located outside of the United States. Based upon these and other relevant factors, management and the board of directors believe that we are a “foreign private issuer” as such term is defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  On May 15, 2008, we furnished a Form 6-K to the SEC stating that we would discontinue filing period reports on Form 10-K and 10-Q and interim reports on Form 8-K and that, going forward, we would file annual and periodic reports under the Exchange Act as a “foreign private issuer.” This means generally that in lieu of reports on Forms 10-K, 10-Q or 8-K, we file annual reports on Form 20-F and periodic information on Form 6-K. We provide quarterly and other interim material information under cover of Form 6-K in accordance with applicable rules and regulations (including the listed company rules of the NYSE Amex Exchange) in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

The principal differences between the reporting obligations of a foreign private issuer and those of a U.S. domestic company are as follows: Foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year while U.S domestic issuers that are accelerated filers are required to file their annual report of Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are not required to file regular quarterly reports on Form 10-Q that contain unaudited financial and other specified information.

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to furnish copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the NYSE Amex Exchange does require that we prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents are not required to comply with the detailed content requirements of the SEC’s proxy regulations applicable to U.S. domestic companies. Foreign private issuers generally disclose less detailed information regarding executive compensation and related matters.  Officers, directors and 10% beneficial owners of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act.

In addition, as a foreign private issuer, we are exempt from, and you are not provided with the benefits of, most of the NYSE Amex Exchange corporate governance requirements, other than the requirement to maintain an audit committee consisting solely of independent directors under SEC Rule 10A-3.  Instead of such disclosures, the SEC requires that we provide disclosure in our annual report on Form 20-F of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies pursuant to the standards of the NYSE Amex Exchange.  The rules of the NYSE Amex Exchange also require that we furnish such disclosure, either on our web site or in our annual report to shareholders. As a result, our independent directors will not have as much influence over our corporate policy as they would if we were not a foreign private issuer.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Fulfilling our obligations incident to being a public company is expensive and time consuming.

We have maintained relatively small finance and accounting staffs.  We do not currently have an internal audit function. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the U.S. federal securities laws with respect to our very limited activities, we have not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as the Insurance Companies with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Risks Applicable to the Insurance Companies

If the Insurance Companies fail to obtain sufficient reinsurance business, their ability to transact reinsurance operations would be significantly and adversely affected.

We believe that demand for reinsurance is now increasing due to favorable market conditions, among other factors. However, we cannot predict how long these conditions will persist and inability to obtain sufficient reinsurance of blocks of insurance could adversely affect earnings results.

The Insurance Companies’ results of operations will fluctuate from period to period and may not be indicative of its long-term prospects.

The performance of the Insurance Companies’ insurance and reinsurance operations and their investment portfolio will fluctuate from period to period. Fluctuations will result from a variety of factors, including but not limited to:

•	insurance and reinsurance contract pricing;
•	their assessment of the quality of available insurance and reinsurance opportunities;
•	the volume and mix of insurance and reinsurance products they underwrite;
•	loss experience on their insurance and reinsurance liabilities;
•	their ability to assess and integrate their risk management strategy properly; and
•	the performance of their investment portfolio.

With reference to the long-term nature of life and annuity liabilities, short-term results of operations may not be indicative of its long-term prospects.

Established competitors with greater resources may make it difficult for the Insurance Companies to effectively market their products or offer their products at a profit.

The insurance industry is highly competitive. The Insurance Companies compete with major insurers and reinsurers, many of which have substantially greater financial, marketing and management resources than they do. Competition in the types of business that they underwrite is based on many factors, including:

•	premium charges;
•	the general reputation and perceived financial strength of the reinsurer;
•	relationships with reinsurance brokers;
•	terms and conditions of products offered;
•	ratings assigned by independent rating agencies;
•	speed of claims payment and reputation; and
•	the experience and reputation of the members of their underwriting and management team in the particular lines of reinsurance they seeks to underwrite.

The competitors of the Insurance Companies include ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Reinsurance Group of America, Inc., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are the dominant companies in the industry. Although they seek to provide coverage where capacity and alternatives are limited, the Insurance Companies directly compete with these larger companies due to the breadth of their coverage across our various insurance markets in substantially all lines of business. The Insurance Companies also compete with smaller companies and other niche reinsurers.  There can be no assurance that the Insurance Companies will be able to compete successfully in the reinsurance market. Their failure to compete effectively would significantly and negatively affect their financial condition and results of operations.

Claims may exceed the reserves of the Insurance Companies, which could adversely affect their business.

The success of the Insurance Companies will be dependent upon their ability to assess, model and price accurately the risks associated with the business that they reinsure. If the Insurance Companies fail to assess the risks they assume accurately or if events or circumstances cause their estimates to be incorrect, the Insurance Companies may not establish appropriate premium rates and their reserves may be inadequate to cover claims, which could harm their business or reduce their net income. There can be no assurance that the Insurance Companies will be able to properly assess such risks.

 Estimating claim reserves involves actuarial and capital markets projections at a given point in time of what the insurer ultimately expects to pay out based on facts and circumstances then known, predictions of future events, estimates of future trends in market fluctuations, policy utilization of benefits, mortality, policyholder terminations and other variable factors such as inflation. The Insurance Companies are required to rely on information received from the ceding insurer for many of these assumptions. If such information turns out to be inaccurate, their business could be adversely affected.

Failure to obtain an A.M. Best rating, or a downgrade or withdrawal of an A.M. Best rating, would significantly and negatively affect an Insurance Company’s ability to implement its business strategy successfully.

Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers.  None of the Insurance Company have applied for an A.M. Best rating, and if an Insurance Company does apply for one it is uncertain whether or when it would receive a rating or what rating it would receive.  In addition, if an Insurance Company receives a rating, A.M. Best will periodically review its rating, and may revise it downward or revoke it at its sole discretion based primarily on its analysis of the balance sheet strength, operating performance and business profile of such Insurance Company. Factors which may affect its rating include:

•	any changes in the Insurance Company’s business practices that, in its opinion, no longer supports A.M. Best’s initial rating;
•	unfavorable financial or market trends that impact the Insurance Company;
•	losses exceeding loss reserves;
•	its inability to retain its senior management or other key personnel; or
•	significant losses in its investment portfolio.

Even if an Insurance Company is able to obtain a favorable rating, if A.M. Best or another rating agency downgrades or withdraws its rating, it could be severely limited or prevented from writing any new reinsurance contracts which would significantly and negatively affect its ability to implement its business strategy.

If an Insurance Company loses or is unable to retain its senior management or other key personnel and is unable to attract qualified personnel, its ability to implement its business strategy could be delayed or hindered, which, in turn, could significantly and negatively affect its business.

An Insurance Company’s future success depends to a significant extent on the efforts of its senior management and other key personnel to implement its business strategy.  We believe there are only a limited number of available, qualified executives with substantial experience in its industry. In addition, such Insurance Company will need to add personnel, including underwriters, to implement its business strategy.  Accordingly, the loss of the services of one or more of the members of its senior management or other key personnel, or its inability to hire and retain other key personnel, could delay or prevent it from fully implementing its business strategy and, consequently, significantly and negatively affect its business.

None of the Insurance Companies currently maintain key man life insurance with respect to any of its senior management, including its Chief Executive Officer or Chief Financial Officer.

An Insurance Company’s failure to obtain or maintain sufficient collateral on commercially acceptable terms may significantly and negatively affect its ability to maintain or grow its business.

None of the Insurance Companies are licensed or admitted as an insurer or reinsurer in any jurisdiction other than Barbados, Bermuda and Ireland. Certain jurisdictions, including states of the United States, do not permit insurance companies to take credit on their statutory financial statements for reinsurance obtained from reinsurers that are unlicensed or non-admitted in such jurisdictions unless appropriate collateral is provided or other security measures are implemented. As a result, all of its U.S. clients and a portion of its non-U.S. clients require it to provide collateral for the contracts it binds with them. This collateral usually takes the form of funds withheld or trust arrangements.  Certain insurance company clients may in the future request collateral in the form of letters of credit, in which case the failure to obtain, maintain, replace or increase its letter of credit facilities on commercially acceptable terms may significantly and negatively affect Allied Provident’s ability to implement its business strategy.

The Insurance Companies sometimes depends on their clients’ evaluations of the risks associated with their insurance underwriting, which may subject them to reinsurance losses.

In some of their reinsurance business, the Insurance Companies assume an agreed upon percentage (less than 100%) of the underlying insurance contract being reinsured, which are called quota share reinsurance contracts.  In such situations, the Insurance Company does not typically separately evaluate each of the original individual insurance risks assumed and is largely dependent on the original underwriting decisions made by insurance companies issuing the policy.  The Insurance Companies are therefore subject to the risk that the insurer client may not have adequately evaluated the insured risks, or that the amount of the premiums assigned to it may not adequately compensate it for the risks it assumes. Therefore, the Insurance Companies will be dependent on the original claims decisions made by its insurance company clients.  As the Insurance Companies also do not expect to separately evaluate each of the individual claims made on these quota-share reinsurance contracts, they are subject to the risk that the client may pay invalid claims, which could result in reinsurance losses for them.

Interest rate fluctuations could negatively affect the income derived from the difference between the interest rates the Insurance Companies may earn on their investments and the interest they may pay under their reinsurance contracts.

Significant changes in interest rates expose reinsurance companies, such as the Insurance Companies, to the risk of not earning income on investments, or experiencing losses based on the difference between the interest rates earned on investments and the credited interest rates paid out under outstanding reinsurance contracts. Both rising and declining interest rates could negatively affect the income the Insurance Companies may derive from these interest rate spreads. During periods of falling interest rates, investment earnings will be lower because interest earnings on some of the variable interest rate investments will likely have declined in parallel with market interest rates. Additionally, new investments in fixed or variable interest rate investments will likely bear lower interest rates. The Insurance Companies may not be able to fully offset the decline in investment earnings with lower crediting rates on their reinsurance contracts that have cash values. During periods of rising interest rates, the Insurance Companies may be contractually obligated to increase the crediting rates on their reinsurance contracts that have cash values. However, they may not have the ability to immediately acquire investments with interest rates sufficient to offset the increased crediting rates on their reinsurance contracts. While they develop and maintain asset/liability management programs and procedures designed to reduce the volatility of its income when interest rates are rising or falling, there can be no assurance that changes in interest rates will not affect their interest rate spreads.

Changes in interest rates may also affect their business in other ways. Lower interest rates may result in lower sales of certain insurance and investment products of their other customers, which would reduce the demand for the reinsurance of these products.

The invested assets supporting the business of the Insurance Companies may decrease in value if the assets default or decrease in earning power.

The invested assets of the Insurance Companies that will support their reserve liabilities are subject to general credit, liquidity, market and interest rate risks, and they will be exposed to such risks on their portfolio. Beginning in the latter half of 2007 and continuing into 2008 and 2009, the capital and credit markets experienced an unusually high degree of volatility. As a result, the invested assets of the Insurance Companies have experienced illiquidity, increased price volatility, credit downgrade events and increased expected probability of default. Securities that are less liquid are more difficult to value and may be hard to sell, if desired. Due to the current reduced liquidity in capital markets, the Insurance Companies may be unable to sell or buy significant volumes of assets at quoted prices. Some issuers have defaulted on their financial obligations for various reasons, including bankruptcy, lack of liquidity, downturns in the economy, downturns in real estate values, operational failure and fraud. These market disruptions in the current weak economic environment have led to increased impairments of and lower earnings on, securities which will support the reserve liabilities of the Insurance Companies. Lower earnings on the invested assets of the Insurance Companies constrain the growth of their capital, in turn constraining the payment of dividends and advances or repayment of funds to us. Further excessive defaults or other reductions in the value of securities could have a materially adverse effect on the business, results of operations and financial condition of the Insurance Companies, which in turn may affect us. In particular, if there is an unexpected increase in the volume or severity of claims that may force the Insurance Companies to liquidate securities, or if they do not structure the duration of investments to match their reinsurance liabilities, they may be forced to liquidate investments prior to maturity at a time of such market volatility and disruptions, when the sale of such assets will incur a significant loss. Investment losses could significantly decrease their asset base and statutory surplus, thereby affecting their ability to conduct business.

Hedging activities could result in unexpected losses and could otherwise adversely affect the Insurance Companies.

The Insurance Companies may seek to limit their exposure to adverse effects resulting from claims on reinsured  annuities, property and casualty exposure, and related financial risks by using derivative financial instruments and other hedging mechanisms. Even though monitored by management, their hedging activities could result in losses. Such losses could occur under various circumstances, including in the event a counterparty to a derivative instrument does not perform its obligations under the instrument, the hedge is imperfect (for instance, if the correlation between the two hedging instruments differ in nature, timing or quantity), stock prices and interest rates move unfavorably related to the Insurance Companies’ financial positions, hedging policies and procedures are not followed, or if the steps that they take to monitor the derivative financial instruments do not detect and prevent violations of their risk management policies and procedures. As a result of these factors, such hedging activities may not be as effective as intended in reducing the volatility and risks of its operational and financial positions and the Insurance Companies may experience significant financial losses and be adversely affected.

If the Insurance Companies do not appropriately structure their hedges in relation to their anticipated liabilities, their ability to conduct business could be adversely affected.

The ability of the Insurance Companies to measure and manage risk and to implement their investment strategy and hedging arrangements are crucial to their success. There can be no assurance that the Insurance Companies will successfully structure their hedges in relation to their anticipated liabilities under their reinsurance policies. If calculations with respect to these liabilities are incorrect, or if its hedges are not properly structured to meet such liabilities, the Insurance Companies could be forced to liquidate investments.

The success of the Insurance Companies’ investment strategy and hedging arrangements are also affected by general economic conditions. These conditions may cause volatile interest rates and equity markets, which in turn could increase the cost of hedging and lead to poor investment results. Volatility or illiquidity in the markets could significantly and negatively affect the ability of the Insurance Companies to conduct business and could generate unexpected losses on existing reinsurance written. The Insurance Companies cannot guarantee that their investment strategy or hedging arrangements will be successful or that their investment or hedging objectives will be met.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

Hedging instruments are associated with certain additional risks when they are not traded on regulated exchanges, guaranteed by an exchange or clearing house, or regulated by any U.S. or foreign governmental authorities. Under such circumstances, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom the Insurance Companies have entered or may enter into a hedging transaction would most likely result in a default. Default by a party with whom the Insurance Companies enter into a hedging transaction may result in the loss of unrealized profits and force them to cover their resale commitments, if any, at the then current market price. It may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and it may not be able to enter into an offsetting contract to cover such risk. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold and they may be required to maintain a position until exercise or expiration, which could result in losses.

Even if such hedging program and models are adequately designed, errors in data collection, dissemination and input as applied to the program and models could generate erroneous results and adversely affect the business of the Insurance Companies.

Any hedging program and models may necessarily involve collection and dissemination of large amounts of data. Examples of data collected and analyzed include market indices, performances of reinsured contracts, risk statistics, contract information, rates, expenses and mortality or claims experience. To the extent that errors in data collection, dissemination and input or other data handling errors occur and are not identified and corrected by the internal controls of the Insurance Companies, the information generated by such program and models and supplied to their employees, affiliates, business partners and others, may be incorrect and may produce a deficient basis on which underwriting decisions, pricing, hedging arrangements, financial reporting and other material business decisions are made.

If the investment strategy of the Insurance Companies is not successful, they could suffer unexpected losses.

The Insurance Companies expect to derive a portion of their income from assets invested pursuant to their investment strategy. The operating results of the Insurance Companies will therefore depend in part on the performance of their invested assets and the individuals who will manage their portfolio and implement their investment strategy. The success of their investment strategy is crucial to the success of the business of the Insurance Companies. In particular, the investments are expected to be structured to match the anticipated liabilities under reinsurance treaties to the extent it is believed to be necessary. If the calculations with respect to these reinsurance liabilities are incorrect, or if the investments are improperly structured to match such liabilities, the Insurance Companies could be forced to liquidate investments prior to maturity at a significant loss.

The Insurance Companies could incur substantial losses if financial institutions in which they maintain their cash, securities or other investment assets fail.

The recent deterioration of the global credit and financial markets has created challenging conditions for financial institutions, including depositories, trustees and custodial institutions. As the fallout from the credit crisis persists, the financial strength of these institutions may continue to decline. The Insurance Companies may maintain cash balances at various United States depository institutions that are significantly in excess of the United States Federal Deposit Insurance Corporation insurance limits. The Insurance Companies may also maintain cash balances in foreign financial institutions. They may also maintain securities and other investment assets accounts and facilities at varied financial institutions. If one or more of the institutions in which the Insurance Companies maintain significant cash balances, securities or other investment assets were to fail, their ability to access these funds or other assets might be temporarily or permanently limited, or delayed for an indeterminate period of time, and they may incur expense in obtaining access to such funds or assets. As a result, they could face a material liquidity problem and potentially material financial losses from any such limitation or delay.

The Insurance Companies may be dependent on a small number of large transactions, which, if any of them has an unfavorable outcome or fails to materialize as expected, could adversely affect them.

 The Insurance Companies may rely on a small number of transactions and ceding companies. Thus, they would be more sensitive to the underwriting and actuarial errors made in connection with a particular transaction and to an adverse change in the financial condition of a particular transaction or cedant, the occurrence of which could have a material adverse effect on the Insurance Companies.

The Insurance Companies depend on the performance of others and their failure to perform in a satisfactory manner could negatively affect them.

The Insurance Companies rely upon their insurance clients to provide timely and accurate information. They may experience volatility in their earnings as a result of erroneous or untimely reporting from their clients. The Insurance Companies expect to work closely with their clients and monitor their reporting to minimize this risk. They also rely on original underwriting decisions made by their clients. There can be no assurance that these processes or those of their clients will adequately control business quality or establish appropriate pricing.

Counterparties’ failure to perform their obligations could adversely affect the Insurance Companies.

The risk management and loss limitation strategy of the Insurance Companies may include hedging risks that they will assume from the ceding companies writing insurance products. This strategy will include entering into derivative arrangements such as options, swaps and future agreements. Some of these agreements may be entered into on the over-the-counter (OTC) market, where the Insurance Companies interact directly with one or more investment banks. The Insurance Companies are dependent on the investment banks paying them in a timely manner and according to the terms of the derivative transactions in order to effectively manage their risks and losses. The Insurance Companies may cede some of the business that they reinsure to other reinsurance companies, known as retrocessionaires. In such arrangements, the Insurance Companies would assume the risk that the retrocessionaire will be unable to pay amounts due to them because of such retrocessionaire’s own financial difficulties. The failure of such retrocessionaires to pay amounts due to them will not absolve them of its responsibility to pay ceding companies for risks that they reinsure. Failure of retrocessionaires to pay the Insurance Companies could materially harm their business, results of operations and financial condition.

Interruption or loss of the information processing systems of the Insurance Companies or the failure to maintain secure information systems could have a material adverse effect on their business.

The business of the Insurance Companies depends on readily available systems, secure information and the ability of their employees to process transactions. The capacity of the Insurance Companies to service their clients will rely on storing, retrieving, processing and managing information. Interruption or loss of their information processing capabilities through loss of stored data, the failure of computer equipment or software systems, telecommunications failure or other disruption could have a material adverse effect on their business, financial condition and results of operations. Despite any business contingency plans the Insurance Companies may adopt, their ability to conduct business may be adversely affected by a disruption in the infrastructure that supports their business and their physical locations. This may include a disruption involving physical site access, terrorist activities, disease pandemics, electrical, communications or other services used by the Insurance Companies, their employees or third parties with whom they may conduct business. Although the Insurance Companies have certain disaster recovery procedures in place and insurance to protect against such contingencies, such procedures may not be effective and any insurance or recovery procedures may not continue to be available at reasonable prices and may not address all such losses or compensate them for the possible loss of clients occurring during any period that they are unable to provide services.

Furthermore, the Insurance Companies may depend on computer systems to store information about their clients and parties associated with the underlying policies, some of which is private. Database privacy, identity theft, and related computer and internet issues are matters of growing public concern and are subject to frequently changing rules and regulations. A growing body of United States and foreign laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the business of the Insurance Companies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect the ability of the Insurance Companies to collect and disseminate or share certain information and may negatively affect their ability to make use of that information. The failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or harm to their reputation. The Insurance Companies will take reasonable and appropriate security measures to prevent unauthorized access to information in their databases. However, their technology and systems may fail to adequately secure the private information they maintain in their databases and protect them from theft or inadvertent loss. In such circumstances, they may incur liability to their clients or underlying policyholders, which could result in litigation or adverse publicity that could have a material adverse effect on their business.

The business, results of operations, financial condition or liquidity of the Insurance Companies may be materially adversely affected by errors and omissions and the outcome of claims, lawsuits and proceedings.

In the ordinary course of the business of the Insurance Companies they may become subject to actual or potential claims, lawsuits and other proceedings relating to alleged errors and omissions in connection with the management of reinsured risks. Because the handling of claims may involve substantial amounts of money, errors and omissions claims against them may arise which allege their potential liability for all or part of the amounts in question. Claimants may seek large damage awards and these claims may involve potentially significant defense costs. Such claims, lawsuits and other proceedings could, for example, include allegations of damages for their employees’ or agents’ improperly failing to appropriately apply funds that they hold for their clients on a fiduciary basis. Errors and omissions claims, lawsuits and other proceedings arising in the ordinary course of business will be covered in part by professional indemnity or other appropriate insurance. The terms of this insurance will vary by policy year. In respect of self-insured risks, the Insurance Companies may establish provisions against these items which they believe to be adequate in the light of current information and legal advice, and they will adjust such provisions from time to time according to developments. The business, results of operations, financial condition and liquidity of the Insurance Companies may be adversely affected if in the future their insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which they self-insure. The ability of the Insurance Companies to obtain professional indemnity insurance in the amounts and with the deductibles they desire in the future may be adversely impacted by general developments in the market for such insurance or their own claims experience. In addition, claims, lawsuits and other proceedings may harm their reputation or divert management resources away from operating their business.

Current legal and regulatory activities relating to certain insurance products could affect the business, results of operations and financial condition of the Insurance Companies.

In order to be accounted for as reinsurance, or loss mitigation, products, insurance products must meet the requirements of SFAS 113, which requires that the products meet certain risk transfer requirements. Certain insurance contracts have become the focus of investigations by the SEC and numerous states with respect to the SFAS 113 risk transfer requirements. Because some of the Insurance Companies’ contracts may contain features designed to manage the overall risks they assume, such as a cap on potential losses or a refund of some portion of the premium if they incur smaller losses than anticipated at the time the contract is entered into, it is possible that they may become subject to the ongoing inquiries into loss mitigation products conducted by the SEC or certain states.

In addition, the Insurance Companies cannot predict at this time what effect current investigations, litigation and regulatory activities affecting other companies in the insurance industry will have on the reinsurance industry or their business or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting.  It is possible that these investigations or related regulatory developments will mandate changes in industry practices that will negatively impact their ability to use certain loss mitigation features in their products and, accordingly, their ability to operate their business pursuant to their existing strategy. Moreover, any reclassification of their reinsurance contracts as deposit liabilities rather than reinsurance contacts could jeopardize their exemption from the Investment Company Act of 1940, as amended.

Currency fluctuations could result in exchange rate losses and negatively impact our business.

The functional currency of the Insurance Companies is the U.S. dollar. Although they have not done so extensively to date, they may in the future write a portion of their business and receive premiums in currencies other than the U.S. dollar. In addition they may invest a portion of their portfolio in assets denominated in currencies other than the U.S. dollar. Consequently, they may experience exchange rate losses to the extent their foreign currency exposure is not hedged or is not sufficiently hedged, which could significantly and negatively affect their business and results of operations. If they do seek to hedge their foreign currency exposure through the use of forward foreign currency exchange contracts or currency swaps, they will be subject to the risk that their counterparties to the arrangements fail to perform.

Allied Provident is subject to all of the risks of a start-up business.

Allied Provident has a limited operating history. Allied Provident was formed and commenced its insurance business in November 2007.  In general, reinsurance and insurance companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. They must develop business relationships, establish operating procedures, hire staff, install information technology systems, implement management processes and complete other tasks appropriate for the conduct of their business activities. In particular, their ability to implement their strategy to penetrate the reinsurance market depends on, among other things:

•	their ability to attract clients;
•	their ability to attract and retain personnel with underwriting, actuarial and accounting and finance expertise;
•	their ability to obtain and maintain at least an A- (Excellent) rating from A.M. Best or a similar financial strength rating from one or more other ratings agencies;
•	their ability to effectively evaluate the risks they assume under reinsurance contracts that they write;
•	the results of the reinsurance business written to date is still to be determined they we may be subject to greater losses than anticipated; and
•
the members of their underwriting team may not have the requisite experience or expertise to compete for all transactions that fall within their strategy of offering frequency and severity contracts at times and in markets where capacity and alternatives may be limited.

As of the date of this Annual Report, Allied Provident has issued a limited number of insurance policies, and it offers reinsurance to one insurer. In addition, it is not licensed or admitted as an insurer or reinsurer in any jurisdiction other than Barbados.  There can be no assurance that there will be sufficient demand for the insurance products Allied Provident plans to write to support its planned level of operations, or that it will accomplish the tasks necessary to implement its business strategy.

Allied Provident currently issues reinsurance to only one insurer.

Allied Provident’s reinsurance strategy is to build a portfolio of “frequency” and “severity” reinsurance agreements with select insurance companies that are designed to meet the needs of the insurer that are not being met in the traditional reinsurance marketplace. However, Allied Provident currently issues reinsurance to only one insurer, a United States licensed insurance carrier that offers non-standard personal automotive insurance coverage to high risk or “rated” drivers who are unable to obtain insurance from standard carriers.

Allied Provident’s current quota share treaty reinsurance agreement with the insurance carrier commenced on January 1, 2008 for a one year term, and was renewed on January 1, 2009 and January 1, 2010 for additional one year terms. However, the agreement may be terminated by either party on 90 days’ prior written notice.  Upon termination of the agreement, Allied Provident remains liable for all losses that occur under insurance risks ceded to it at the time of termination for a period of one year following termination of such agreement, and for all claims made under such policies for a period of 18 months from termination of the reinsurance agreement.

Allied Provident’s underwriter is responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. If Allied Provident is unable to expand its underwriting infrastructure, it will be unable to fulfill its growth strategy or expand its business.

Allied Provident’s underwriter is responsible for contracts from origination until final disposition, including underwriting, pricing, servicing, monitoring and claims processing. Because it currently only has one underwriter, Allied Provident is limited in how much business it can handle.  As its business begins to grow, of which we can give no assurance, Allied Provident anticipates that it will have to hire additional underwriters and/or engage a third party underwriting service provider to manage the underwriting process and other contract maintenance activities.  If Allied Provident is unable to expand its underwriting infrastructure, it will be unable to fulfill its growth strategy or expand its business.

Reinsurance brokers may subject Allied Provident to additional financial risks.

In accordance with industry practice, Allied Provident may pay amounts owed on claims under its policies to reinsurance brokers, and these brokers, in turn, remit these amounts to the insurance companies that have reinsured a portion of their liabilities with Allied Provident. In some jurisdictions, if a broker fails to make such a payment, Allied Provident would remain liable to the insurance company client for the deficiency notwithstanding the broker’s obligation to make such payment. Conversely, in certain jurisdictions, when the client pays premiums for policies to reinsurance brokers for payment to Allied Provident, these premiums are considered to have been paid and the client will no longer be liable to it for these premiums, whether or not it has actually received them. Consequently, Allied Provident may assume a degree of credit risk associated with reinsurance brokers around the world. Allied Provident does not currently work with reinsurance brokers but may do so in the future on a limited and/or case-by-case basis.

Allied Provident’s inability to purchase or collect upon certain indemnity coverage it seeks to obtain in order to limit its reinsurance risks could adversely affect its business, financial condition and results of operations.

Typically reinsurance companies seek to mitigate their risks under reinsurance contracts they issue by purchasing indemnity insurance against losses from other reinsurance companies.  This is called retrocessional coverage.  As of December 31, 2009, Allied Provident has not purchased retrocessional coverage. The insolvency or inability or refusal of a provider of retrocessional reinsurance coverage to make payments under the terms of its agreement with Allied Provident could have an adverse effect on it as it still remains liable to its insurance client under its original reinsurance contract. From time to time, market conditions have limited, and in some cases have prevented, reinsurers from obtaining the types and amounts of retrocessional coverage that they consider adequate for their business needs. Accordingly, Allied Provident may not be able to obtain its desired amounts of retrocessional coverage or negotiate terms that it deems appropriate or acceptable or obtain retrocession from entities with satisfactory creditworthiness. Its failure to establish adequate retrocessional arrangements or the failure of its retrocessional arrangements to protect it from overly concentrated risk exposure could significantly and negatively affect its business, financial condition and results of operations.

The property and casualty insurance and reinsurance markets may be affected by cyclical trends.

Allied Provident writes insurance and reinsurance in the property and casualty markets. The property and casualty insurance industry is cyclical. Primary insurers’ underwriting results, prevailing general economic and market conditions, liability retention decisions of companies and primary insurers and reinsurance premium rates influence the demand for property and casualty reinsurance. Prevailing prices and available surplus to support assumed business influence reinsurance supply. Supply may fluctuate in response to changes in rates of return on investments realized in the reinsurance industry, the frequency and severity of losses and prevailing general economic and market conditions.

Continued increases in the supply of reinsurance may have adverse consequences for the reinsurance industry generally and for Allied Provident, including lower premium rates, increased expenses for customer acquisition and retention and less favorable policy terms and conditions.

Unpredictable developments, including courts granting increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornados, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of investments and inflationary pressures, affect the industry’s profitability. The effects of cyclicality could significantly and negatively affect Allied Provident’s financial condition and results of operations.

Risks Related to Being an Offshore Company

The current business operations of the Insurance Companies are located outside the United States which exposes us to certain risks that may negatively impact our operations.

 Our current business operations are located outside the United States, which subject us to risks associated therewith, including any of the following:

•	rules and regulations or currency conversion or corporate withholding taxes on individuals;
•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;
•	longer payment cycles;
•	tax issues, such as tax law changes and variations in tax laws as compared to the United States;
•	currency fluctuations and exchange controls;
•	challenges in collecting accounts receivable;
•	cultural and language differences;
•	employment regulations;
•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and
•	deterioration of political relations with the United States.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

The Insurance Companies are incorporated outside the Unites States and a majority of their directors and substantially all of their and the Company’s assets are located outside the United States. As a result, it may not be possible for security holders to enforce civil liability provisions of the U.S. federal or state securities laws.

The Insurance Companies are incorporated outside the United States and substantially all of our assets are located outside the United States. In addition, a majority of the directors are not (and some future directors may not be) citizens or residents of the United States and a significant portion of the assets of non-U.S. directors are (and for new directors may be) located outside the United States. Consequently, it may be difficult to serve legal process within the United States upon any of the non-U.S. directors. In addition, it may not be possible to enforce court judgments obtained in the United States against the Insurance Companies outside the United States or against their non-U.S. directors in their home countries, or in countries other than the United States where the Insurance Companies or they have assets, particularly if the judgments are based on the civil liability provisions of the federal or state securities laws of the United States. There is some doubt as to whether the courts of other countries would recognize or enforce judgments of U.S. courts obtained against the Insurance Companies or their directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against those persons based on those laws. In certain cases, there may not be a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in such countries.

Insurance regulators in the United States or elsewhere may review the activities of the Insurance Companies and claim that they are subject to that jurisdiction’s licensing requirements.

The Insurance Companies are currently admitted to do business in Bermuda, Ireland and Barbados. In general, the insurance statutes and regulations of these countries are less restrictive than United States state insurance statutes and regulations. There can be no assurance given that insurance regulators in the United States or elsewhere will not review their activities and claim that they are subject to such jurisdiction’s licensing requirements. In addition, they are subject to indirect regulatory requirements imposed by jurisdictions that may limit their ability to provide reinsurance. For example, their ability to write reinsurance may be subject, in certain cases, to arrangements satisfactory to applicable regulatory bodies and proposed legislation and regulations may have the effect of imposing additional requirements upon, or restricting the market for, non-U.S. reinsurers such as the Insurance Companies with whom domestic companies may place business.

If, in the future, the Insurance Companies were to become subject to the laws or regulations of any state in the United States or to the laws of the United States or of any other country, they would have to either cease doing business in such jurisdictions or become licensed in such jurisdictions. If they attempt to become licensed in another jurisdiction, they may not be able to do so or, if they do obtain a license, required modifications of the conduct of their business or their subsequent non-compliance with their insurance statutes and regulations could materially and adversely affect their business and operating results.

Furthermore, the applicable insurance laws and regulations are subject to change. Two bills, the Nonadmitted and Reinsurance Reform Act of 2009 and the Reinsurance Regulatory Modernization Act of 2009, purporting to regulate insurance and reinsurance, are currently pending in the U.S. Congress which may adversely affect the cost, manner or feasibility of doing business if enacted.

Risks Related to Being a Barbados Company

Insurance Regulations

Allied Provident holds an Exempt Insurance License issued in accordance with the terms of the Exempt Insurance Act, 1983 (Act 1983-9) (as revised) of Barbados, or the “Law”, and is subject to regulation by the Barbados Insurance Supervisor, in terms of the implementation and interpretation of the Law.  It is the duty of the Insurance Supervisor to examine the affairs or business of any licensee or other person carrying on, or who has carried on, insurance business in order to ensure that the Law has been complied with and that and the licensee is in a sound financial position and is carrying on its business in a satisfactory manner.

As the holder of an Exempt Insurance License, Allied Provident is permitted to undertake insurance business from Barbados, but, other than with the prior written approval of the Insurance Supervisor, may not engage in any Barbados domestic insurance business except to the extent that such business forms a minor part of the international risk of a policyholder whose main activities are in territories outside Barbados.

Allied Provident is required to comply with the following principal requirements under the Law:

•
the maintenance of a net worth (defined in the Law as the excess of assets, including any contingent or reserve fund secured to the satisfaction of the Insurance Supervisor, over liabilities other than liabilities to partners or shareholders) of at least 250,000 Barbados dollars (which is equal to approximately US $125,000), subject to increase by the Insurance Supervisor depending on the type of business undertaken;

•
to carry on its insurance business in accordance with the terms of the license application submitted to the Insurance Supervisor, to seek the prior approval of the Insurance Supervisor to any proposed change thereto, and annually to file a certificate of compliance with this requirement, in the prescribed form, signed by an independent auditor, or other party approved by the Insurance Supervisor;

•	to prepare annual accounts in accordance with generally accepted accounting principles, audited by an independent auditor approved by the Insurance Supervisor;
•
to seek the prior approval of the Insurance Supervisor in respect of the appointment of directors and officers and to provide the Insurance Supervisor with information in connection therewith and notification of any changes thereto;

•
to notify the Insurance Supervisor as soon as reasonably practicable of any change of control of Allied Provident, the acquisition by any person or group of persons of shares representing more than 10% of the issued shares of Allied Provident or total voting rights and to provide such information as the Insurance Supervisor may require for the purpose of enabling an assessment as to whether the persons acquiring control or ownership are fit and proper persons to acquire such control or ownership;

•	to maintain appropriate business records in Barbados; and
•	to pay an annual license fee.

The Law requires that the holder of an Exempt Insurance License engage a licensed insurance manager operating in the Barbados to provide insurance expertise and oversight, unless exempted by the Insurance Supervisor.  Allied Provident has engaged Amphora Captive Administrators Limited to perform these functions and has a written management agreement with them.

Where the Insurance Supervisor believes that a licensee is committing, or is about to commit or pursue, an act that is deemed to be unsafe or an unsound business practice, the Insurance Supervisor may request that the licensee cease or refrain from committing the act or pursuing the offending course of conduct. Failures to comply with Insurance Supervisor regulation may be punishable by a fine of up to one hundred thousand Barbados dollars (US$121,951 based on Barbados’ pegged exchange rate of CI$0.82 per US$1.00), and an additional ten thousand Barbados dollars (US $12,195) for every day after conviction that the breach continues.

Whenever the Insurance Supervisor believes that a licensee is or may become unable to meet its obligations as they fall due, is carrying on business in a manner likely to be detrimental to the public interest or to the interest of its creditors or policyholders, has contravened the terms of the Law, or has otherwise behaved in such a manner so as to call into question the licensee’s fitness, the Insurance Supervisor may take one of a number of steps, including requiring the licensee to take steps to rectify the matter, suspending the license of the licensee, revoking the license, imposing conditions upon the license and amending or revoking any such condition, requiring the substitution of any director, manager or officer of the licensee, at the expense of the licensee, appointing a person at the licensee’s expense to advise the licensee on the proper conduct of its affairs and to report to the Insurance Supervisor thereon, appointing a person to assume control of the licensee’s affairs or otherwise requiring such action to be taken by the licensee as Insurance Supervisor considers necessary, any of which would have a material adverse effect on the business of Allied Provident.

Any suspension or revocation of its insurance license would materially impact its ability to do business and implement Allied Provident’s business strategy.

Allied Provident is licensed as both an insurance company and a reinsurer only in Barbados and does not plan to be licensed in any other jurisdiction. The suspension or revocation of its license to do business as a insurance and reinsurance company in Barbados for any reason would mean that it would not be able to enter into any new insurance or reinsurance contracts until the suspension ended or it became licensed in another jurisdiction. Any such suspension or revocation of its license would negatively impact its reputation in the insurance and reinsurance marketplace and could have a material adverse effect on Allied Provident’s results of operations.

Allied Provident’s ability to pay dividends is subject to certain restrictions.

The bylaws of Allied Provident provide that the board of directors may not declare dividends if the company is unable (or would be unable following payment of the dividend) to pay its liabilities as they become due, or if the value of the company’s assets would be less than the aggregate of its liabilities and stated capital. In addition, any dividends declared by the board of Allied Provident are subject to approval by Barbados regulators.

Risks Related to Being a British Virgin Islands Company

Amalphis’ ability to pay dividends is subject to certain restrictions.

Amalphis has not, and currently does not intend, to declare and pay dividends on its shares. In addition, its ability to pay dividends is limited by the laws of the British Virgin Islands and by its status as a holding company.

For example, its Articles of Association contain certain limitations regarding the payment of dividends in accordance with the laws of the British Virgin Islands. Pursuant to its Articles of Association, Amalphis may only pay dividends if its board of directors determines that, immediately after the dividend, the value of Amalphis’ assets will exceed its liabilities and that it will be able to pay its debts as they become due.

As a holding company, Amalphis transacts business through Allied Provident, and its primary asset is the capital stock of Allied Provident. Accordingly, its ability to pay dividends depends upon the surplus and earnings of Allied Provident and any limitations on its ability to pay dividends to Amalphis.

Amalphis may become subject to taxation in 2028 which would negatively affect its results.

Under current British Virgin Islands law, Amalphis is not obligated to pay any taxes in the British Virgin Islands on either income or capital gains. The Governor-in-Cabinet of the British Virgin Islands has granted Amalphis an exemption from the imposition of any such tax on it for a period of twenty years from 2008. There can be no assurance given that after such date it would not be subject to any such tax. If it were to become subject to taxation in the British Virgin Islands, its financial condition and results of operations could be significantly and negatively affected.

Risks Related to Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by us.

 We have applied for and received an undertaking dated April 3, 2007 from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation.

Risks Related to U.S. Taxation

We and the Insurance Companies could be treated as engaged in a trade or business in the United States for federal income tax purposes and subject to U.S. federal corporate income tax, a 30% branch profits tax, and possibly state and local taxes.  We and the Insurance Companies could also be subject to a 30% U.S. federal withholding tax if certain U.S. source income is earned by these entities.

Because the determination of whether we and the Insurance Companies are engaged in a trade or business is essentially factual, there can be no assurance that we will not be treated as engaged in a trade or business in the United States for federal income tax purposes and subject to U.S. federal income tax (and possibly a 30% branch profits) on income that is effectively connected to its trade or business in the United States. Any such taxes could have a material adverse effect on us and the Insurance Companies.

Potential Application of the Federal Insurance Excise Tax

The IRS has held that the U.S. federal insurance excise tax (“FET”) is applicable at a 1% rate on reinsurance cessions or retrocessions of “U.S. risk” by U.S. insurers or reinsurers to non-U.S. reinsurers, as well as to all reinsurance cessions or retrocessions of U.S. risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers, even if the FET has been paid on prior cessions of the same risks. The liability for the FET may be imposed on either the ceding party or the cedant. Also, in certain instances a 4% excise tax can apply.  We make no representations or opinion with respect to the potential application of the FET.

Changes in U.S. federal income tax law could materially adversely affect us or our investors.

It is possible that legislation could be introduced and enacted by the U.S. Congress, or U.S. Treasury regulations could be issued that could have an adverse effect on us or our investors. In particular, a bill was introduced in the U.S. Congress on October 27, 2009 that would require certain foreign corporations (such as us and the Insurance Companies) to enter into an agreement with the IRS to disclose to the IRS the name, address, and tax identification number of any U.S. person who owns an interest in us or an Insurance Company, and impose a 30% withholding tax on certain payments of income or capital gains to us or an Insurance Company if they fail to enter into the agreement or satisfy its obligations under the agreement. A version of this legislation was included in a bill that passed the U.S. House of Representatives on December 9, 2009.  If we or an Insurance Company fails to enter into the agreement or satisfy its obligations under the agreement, payments to them may be subject to a withholding tax, which could reduce the cash available for investors.

Risks Related to the Investments of the Insurance Companies

Limited Liquidity

A substantial portion of the investments held by the Insurance Companies will lack liquidity.  In certain situations, the Insurance Companies may invest in illiquid investments which could result in significant loss in value should they be forced to sell the illiquid investments as a result of rapidly changing market conditions or as a result of margin calls or other factors.  In addition, U.S. futures exchanges typically establish daily price limits for most futures contracts. If the future’s price moves up or down in a single day by an amount equal to the daily price limit, it might not be able to enter or exit a position as desired. This may prevent an exit from an unprofitable position and lead to losses.  In addition, the exchange or the CFTC may halt trading in a particular market or otherwise impose restrictions that affect trade execution.

Risk of hedging transactions

Hedging strategies in general are usually intended to limit or reduce investment risk, but can also be expected to limit or reduce the potential for profit.  No assurance can be given that any particular hedging strategy will be successful.

Risk of derivative instruments

The Insurance Companies may make use of various derivative instruments, such as options.  The use of derivative instruments involves a variety of risks, including the risks inherent in the extremely high degree of leverage often embedded in such instruments.  In addition, derivative instruments often have limited liquidity, which can make it difficult as well as costly to close out open positions in order either to realize gains or to limit losses.  Derivatives may be traded using a principal-to-principal or “over-the-counter” contract between the Insurance Companies and third parties.  The risk of counterparty nonperformance, financial soundness and creditworthiness can be significant in the case of over-the-counter instruments, and “bid-ask” spreads may be unusually wide in these substantially unregulated markets.  In addition, there is no guarantee that non-exchange markets will remain liquid enough for the Insurance Companies to close out positions.

Risks involving options

Investing in options can provide a greater potential for profit or loss than an equivalent investment in the underlying asset.  The value of an option may decline because of a decline in the value of the underlying asset relative to the strike price, the passage of time, changes in the market’s perception as to the future price behavior of the underlying asset, or any combination thereof.  In the case of the purchase of an option, the risk of loss of an investor’s entire investment in the option (i.e., the premium paid plus transaction charges) reflects the nature of an option as a wasting asset that may become worthless when the option expires.  Where an option is written or granted (sold) uncovered, the seller may be liable to pay substantial additional margin and the risk of loss is unlimited, as the seller will be obligated to deliver, or take delivery of, an asset at a predetermined price which may, upon exercise of the option, be significantly different from the then market value.

Over-the-counter options generally are not assignable except by agreement between the parties concerned, and no party or purchaser has any obligation to permit such assignments.  The over-the-counter market for options is relatively illiquid, particularly for relatively small transactions which may be used in the investment strategies of the Insurance Companies.

Transaction counterparty risk.  The receipt of monies owed under the terms of each option structure is subject to and dependent on the counterparty’s ability to pay such monies.  As a result, the Insurance Companies may be susceptible to risks relating to the creditworthiness of the counterparty.  In addition, the counterparty acts as principal and does not act in the capacity of a fiduciary to the Insurance Companies with respect to the option structures.

Lack of centralized clearing.  Because there is no central clearing agency for options, if the counterparty fails to make the cash payments required to settle an option, the Insurance Companies may lose any premium paid for the option as well as any anticipated benefit of the option.  In such a situation, the Insurance Companies would look to the counterparty for recovery of any loss sustained by them that was caused by the failure of the counterparty to perform under the option.

Volatility of transactions; Leverage.  The value of the option depends on the performance of the underlying security.  In addition, options will be leveraged and most, if not all, of the underlying securities to which an option is referenced use leverage and may also utilize over-the-counter derivative instruments.  As a result, relatively small movements in the market prices of the instruments traded by the underlying securities can result in immediate and substantial losses.  Such losses ultimately can adversely affect the economic return of the options.

No direct ownership of the underlying funds.  The options are intended to provide an economic return based on the performance of the underlying securities.  The Insurance Companies may not have any rights of ownership or other rights to such securities, either directly or indirectly.  Even if the Insurance Companies generate a profit, a default on the part of the counterparty could result in losses.

Delay in payment.  Under the anticipated terms of an option, the Insurance Companies may not receive payments until after the counterparty receives the redemption proceeds from the liquidation of the assets comprising its hedging position, if any.  In the event that valuation difficulties arise, payment could be delayed and such delay potentially could be for a significant period of time.

Valuation risks.  The value of an option is not subject to verification through price transparency which typically results from secondary market trading.  The value of an option is based upon the economic performance of the underlying securities, which may be illiquid and generally difficult to value.

Dependency on issuer for leverage strategy.  The ability of the Insurance Companies to use leverage through options, and to maintain the desired leverage ratio, is dependent on the counterparty’s willingness and ability to execute the options.

Market volatility

The profitability of the Insurance Companies substantially depends upon correctly assessing the future price movements of stocks, bonds, options and other securities or commodities, and the movements of interest rates.  We cannot guarantee that the Insurance Companies will be successful in accurately predicting price and interest rate movements.

Investment activities

The Insurance Companies’ investment activities involve a significant degree of risk.  The performance of any investment is subject to numerous factors which are neither within the control of nor predictable by us.  Such factors include a wide range of economic, political, competitive and other conditions (including acts of war or terrorism) which may affect investments in general or specific industries or companies.  In recent years, the securities markets have become increasingly volatile, which may adversely affect the ability of the Insurance Companies to realize profits.  As a result of the nature of the Insurance Companies’ investing activities, it is possible that our financial performance may fluctuate substantially from period to period.

Risks related to use of leverage

The Insurance Companies may use leverage in their investment program, including the use of borrowed funds and investments in option structures, and may use certain types of options, such as puts, calls and warrants, which may be purchased for a fraction of the price of the underlying securities while giving the purchaser the full benefit of movement in the market of those underlying securities.  While such strategies and techniques increase the opportunity to achieve higher returns on the amounts invested, they also increase the risk of loss. To the extent the Insurance Companies purchase securities with borrowed funds, their net assets will tend to increase or decrease at a greater rate than if borrowed funds are not used. The level of interest rates generally, and the rates at which such funds may be borrowed in particular, could affect the operating results of the Insurance Companies.   If the interest expense on borrowings were to exceed the net return on the portfolio securities purchased with borrowed funds, the Insurance Companies’ use of leverage would result in a lower rate of return than if there was no leverage.

Risks related to short sales

The Insurance Companies may sell securities short.  Short selling involves the sale of a security that the Insurance Companies do not own and must borrow in order to make delivery in the hope of purchasing the same security at a later date at a lower price.  Theoretically, securities sold short are subject to unlimited risk of loss because there is no limit on the price that a security may appreciate before the short position is closed.  In addition, the supply of securities that can be borrowed fluctuates from time to time.  The Insurance Companies may be subject to losses if a security lender demands return of the lent securities and an alternative lending source cannot be found.

Risks associated with counterparties

The Insurance Companies may engage in transactions in securities and financial instruments that involve counterparties, including the counterparties to options.  Under certain conditions, a counterparty to a transaction or an option could default or file for bankruptcy, or the market for certain securities and/or financial instruments may become illiquid. In such event, the Insurance Companies could suffer losses and/or experience liquidity problems.  In addition, the Insurance Companies’ rights against counterparties to options constitute general unsecured (i.e., not collateralized) obligations of the counterparty and are subject to the credit risk of the counterparty.

Risks of trading futures

Trading futures is a highly risky strategy. Whenever an Insurance Company purchases a particular future, there is a substantial possibility that it may sustain a total loss of its purchase price. The prices of futures are, in general, much more volatile than prices of securities such as stocks and bonds. As a result, the risk of loss in trading futures is substantially greater than in trading those securities. Prices of futures react strongly to the prices of the underlying commodities. The prices of these underlying products, in turn, rise and fall based on changes in interest rates, international balances of trade, changes in governments, wars, weather and a host of other factors that are entirely beyond the control of the Insurance Companies and that are very difficult (and perhaps impossible) to predict.

Risks of investments in non-U.S. securities

The Insurance Companies may invest a portion of their assets in foreign securities, which may give rise to risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject.  These risks may include political or social instability, acts of war or terrorism, the seizure by foreign governments of assets, withholding taxes on dividends and interest, high or confiscatory tax levels, and limitations on the use or transfer of portfolio assets.  Enforcing legal rights in some foreign countries is difficult, costly and slow, and there are sometimes special problems enforcing claims against foreign governments. Non-U.S. securities markets may be less liquid, more volatile and less closely supervised by the government than in the United States.  Foreign countries often lack uniform accounting, auditing and financial reporting standards, and there may be less public information about their operations.

Foreign securities often trade in currencies other than the U.S. dollar, and the Insurance Companies may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect an Insurance Company’s net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of an Insurance Company’s investments to decline. Some foreign currencies are particularly volatile. Foreign governments may intervene in the currency markets, causing a decline in value or liquidity in an Insurance Company’s foreign currency holdings. If an Insurance Company enters into forward foreign currency exchange contracts for hedging purposes, it may lose the benefits of advantageous changes in exchange rates. On the other hand, if it enters forward contracts for the purpose of increasing return, it may sustain losses.

The Insurance Companies may make commodity investments in non-U.S. markets.  In addition to the general risks of commodity trading discussed above, such investments face special risks particular to non-U.S. markets.  Non-U.S. commodity markets may have greater risk potential than United States markets.  Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by a regulatory body comparable to the CFTC.  For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and a trader may look only to the broker for performance of the contract.  In addition, any profits that an Insurance Company might realize in trading could be eliminated by adverse changes in the relevant currency exchange rate, or the Insurance Company could incur losses as a result of those changes.  Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not.

Risks related to real estate

Certain of the assets of the Insurance Companies may consist of real estate and real estate-related assets. Accordingly, such assets are subject to risks associated with the direct and indirect ownership of real estate and with the real estate industry in general. These risks include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds; overbuilding; extended vacancies of properties and fluctuations in occupancy rates; increases in competition, property taxes and operating expenses; changes in zoning laws; costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; limitations on and variations in rents and fluctuations in interest rates. To the extent that real estate assets are concentrated geographically, by property type or in certain other respects, the Insurance Companies may be subject to certain of the foregoing risks to a greater extent.

Risks associated with trading limitations

For all securities listed on a securities exchange, including options listed on a public exchange, the exchange generally has the right to suspend or limit trading under certain circumstances.  Such suspensions or limits could render certain strategies difficult to complete or continue and subject the Insurance Companies to losses. Also, such a suspension could render it impossible for the Insurance Companies to liquidate positions and thereby expose them to potential losses.

Risks Relating to Our Securities

A market for our securities has existed only since January 16, 2008 and from that time until January 20, 2010, the market for our securities reflected our status as a blank check company.  A market for our securities reflecting our being engaged in the insurance business from and after January 20, 2010 may not develop, which could adversely affect the liquidity and price of our securities.

A market for our securities has existed only since January 16, 2008. From that date through January 20, 2010, we were a blank check company, and were not engaged in any business that could be evaluated using customary stock valuation metrics and methodologies.  Therefore, shareholders should be aware that they should not rely on information about prior market history in connection with their investment decisions relating to the Ordinary Shares.

The distribution of a significant number of our Ordinary Shares to the former investors and beneficial owners of the Stillwater Funds and the Wimbledon Funds could materially affect the market for and price of our publicly traded shares.

Subject to completion of the audits of certain of our assets and the effectiveness of our resale registration statement with respect to the Ordinary Shares issuable to the former investors and beneficial owners of the Stillwater Funds and the Wimbledon Funds, we expect to distribute such shares in February 2011.  It may be anticipated that in order to achieve liquidity, many of these former investors and beneficial owners will seek to sell a substantial amount of their shares in the public markets, which, absent an adequate demand for such shares at that time, could reasonably be expected to have a material adverse affect on the market price of our Ordinary Shares.

We do not expect to pay dividends on our Ordinary Shares in the foreseeable future.

We do not currently pay cash dividends on our Ordinary Shares.  Any future dividend payments are within the discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.  We may not generate sufficient cash from operations in the future to pay dividends on our Ordinary Shares.

We will issue preferred shares or debt securities with greater rights than our Ordinary Shares and may issue additional series of Ordinary Shares with greater rights than our presently outstanding Ordinary Shares.

Our Third Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue one or more series of Ordinary Shares and set the terms of the Ordinary Shares without seeking any further approval from holders of our Ordinary Shares.  We may also issue preferred shares in the future without seeking any approval from holders of our Ordinary Shares.  In addition, we may issue debt securities that accrue interest and have priority over our Ordinary Shares with respect to liquidations

The trading price of our Ordinary Shares may decline.

The trading price of our Ordinary Shares may decline for many reasons, some of which are beyond our control, including, among others:

•	our results of operations;
•	changes in expectations as to our future results of operations, including financial estimates and projections by securities analysts and investors;
•	dilution caused by the issuance of additional securities;
•	results of operations that vary from those expected by securities analysts and investors;
•	developments in the healthcare or insurance industries;
•	changes in laws and regulations;
•	announcements of claims against us by third parties;
•	future sales of our Ordinary Shares;
•	lack of liquidity available to our shareholders;
•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment that affect returns on invested assets;
•	changes in the frequency or severity of claims;
•	the financial stability of our reinsurers and changes in the level of reinsurance capacity and our capital and surplus;
•	new types of claims and new or changing judicial interpretations relating to the scope of liabilities of insurance companies;
•	volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks; and
•	price competition.

In addition, the stock market in general has experienced significant volatility that often has been unrelated to the operating performance of companies whose shares are traded. These market fluctuations could adversely affect the trading price of our Ordinary Shares, regardless of our actual operating performance.

ITEM4 :	Information on the Company

A.	History and Development of the Company

Overview

GEROVA Financial Group, Ltd. is an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and causality business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

We were formed as a blank check company with the corporate name Asia Special Situation Acquisition Corp. on March 22, 2007. We were formed for the purpose of acquiring control of one or more unidentified operating businesses, through a capital stock exchange, asset acquisition, stock purchase, or other similar transaction, including obtaining a majority interest through contractual arrangements. In January 2008, we consummated an initial public offering of our Ordinary Shares.

In January 2010, in connection with the Business Combinations, we acquired an 81.5% interest in Amalphis, the parent company of Allied Provident. At the same time, we also acquired what was estimated to be approximately $655 million of various investment assets (subject to assumed liabilities as well as valuation and audit adjustments) which are managed by Stillwater and Weston.   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.  Also in January 2010, in connection with the Business Combinations, we changed our corporate name to GEROVA Financial Group, Ltd.

As part of our acquisition of certain of the assets managed by Stillwater, we acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar.

In connection with the foregoing acquisitions, we entered into management agreements with Stillwater and Weston.  Pursuant to such management agreements, Stillwater and Weston agreed to manage such assets in consideration for the payment of certain management and incentive fees.

Our Ordinary Shares, units and warrants trade on the NYSE Amex Exchange (NYSE:Amex US: GFC, GFC.U and GFC WS).

The Company’s principal executive offices are located at:

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda

The Company’s registered and records office is located at:

Ugland House
PO Box 309
George Town, Grand Cayman KY1-1104
Cayman Islands

The Company has financed its operations through the financings listed in the table shown below.

Date of Offering/Financing	Nature of Issuance	Number of Securities	Capital Raised
January 14, 2008	Private Placement(1)	5,725,000 warrants(1)	$5,725,000
January 23, 2008	Initial Public Offering(2)	10,000,000 units(2)	$100,000,000
January 30, 2008	Initial Public Offering(3)	1,500,000 units(3)	$15,000,000
February 28, 2008	Line of Credit(4)	Up to $500,000 promissory note(4)	Up to $500,000
December 16, 2008	Funding Agreement(5)	Up to $1,250,000 promissory note(5)	Up to $1,250,000

(1)  On January 14, 2008, the Company completed a private placement of 5,725,000 warrants to the Company’s sponsor in connection with the initial public offering, Ho Capital Management LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and former chairman, and Noble Investment Fund Limited, generating gross proceeds of $5,725,000.

(2)  On January 23, 2008, the initial public offering of 10,000,000 units (the “Units”) of the Company was consummated. Each Unit consists of one Ordinary Share and one warrant, each warrant to purchase one Ordinary Share at an exercise price of $7.50 per Ordinary Share. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $100,000,000.

(3)  On January 30, 2008, the underwriters for the initial public offering of the Company exercised their over-allotment option in full, to the extent of 1,500,000 Units. The initial public offering, including the exercise of the over-allotment option, generated total gross proceeds of $115,000,000 to the Company (excluding proceeds of $5,725,000 from the sale of private placement warrants to Ho Capital Management LLC).

(4)  On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, the Company drew down $190,000. On June 8, 2008, the Company repaid $50,000 under the note payable and on July 3, 2008, the remaining $140,000 principal amount, plus interest, was repaid. Borrowings under the promissory note bore interest at the bank’s prime rate (the “Interest Rate”) or, upon the occurrence of a default by the Company, at a default rate equal to the Interest Rate plus 2%, and were secured by certain of our assets.

(5)  On December 16, 2008, the Company consummated a Funding Agreement (the “Funding Agreement”) with a placement agent calling for loans of up to $1,250,000 in 12% promissory notes (the “Notes”) that mature on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender.  The Notes were non-recourse to the amounts held in the Trust Account (defined in Item 5A below) and were secured by the assignment of 100,000 Ordinary Shares that are owned by certain initial shareholders. In addition, the Notes were secured by the interest earned in the Trust Account up to $2,000,000. Under the agreement, $500,000 was borrowed on December 26, 2008, and the remaining $750,000 was borrowed during the year ended December 31, 2009.  On December 1, 2009 the Notes were repaid in full.  In connection with the financing, as an inducement, certain of the Ordinary Shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2007	$0
Fiscal 2008	$0
Fiscal 2009	$0

B.	Business Overview

Overview

We are an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and causality business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

We currently own a controlling interest in Allied Provident, a specialty insurance company domiciled in Barbados, and a significant interest in Northstar, a Bermuda insurance holding company with insurance subsidiaries licensed in Bermuda and Ireland.

Our Strategic Plan

We believe that there is significant growth available in our life and annuity reinsurance segment and we will seek to benefit from macro trends influencing balance sheet management decisions of life insurance and annuity providers, including increased risk aversion and regulatory considerations, which are resolved with risk transfer through reinsurance. We believe life and annuity companies are highly leveraged in the United States and, therefore, there is a demand for reinsurance to serve as a capital replenishment mechanism, which is referred to as surplus relief. According to Standard and Poor’s research and based on data from A.M. Best Co. Inc., a global insurance rating and information agency, the life and health insurance industry’s assets totaled $4.6 trillion at December 31, 2008, while the industry’s capital and surplus reached $261 billion, representing a capital ratio of 5.67% or a leverage ratio of 17.6 times. Our addressable market is large and, we believe, is underserved by reinsurers. This market continues to grow with total premiums and annuity considerations for the life and health insurance industry totaling $637 billion in 2008, or roughly 4.8% of U.S. real gross domestic product. Life insurance in force in the United States at year-end 2008 reached a level of $38.1 trillion, up 31.0% over the previous five years.

We believe that the financial services industry has been severely dislocated with the financial markets experiencing nearly unprecedented volatility and de-leveraging over the past two years beginning with the sub-prime mortgage crisis but spreading throughout the financial markets to include other fixed income markets, equities, bank debt, and private placements. Over the last two years, there has been a substantial decline in global asset valuations.  The reduction in liquidity and deleveraging has also resulted in sources of long term financing and capital becoming extremely limited.

We believe the insurance industry is in transition. The financial services market dislocation has caused insurers and reinsurers to face several challenges requiring them to change their strategic focus creating opportunities for newly formed reinsurers. These challenges have included the following.

•
Regulatory bodies around the world are mandating that commercial insurance companies and, in particular, large insurance companies, increase their capital adequacy ratio.  Since many large insurance companies are integral to their national economies, we believe that they will be subjected to more stringent regulations on their capital.

•
Additional regulatory and capital adequacy pressure with the anticipated implementation in 2012 of Solvency II, the updated set of regulatory requirements for insurance firms that operate in the European Union.  It is anticipated that Bermuda, a key global insurance market, will have similar disruptions as the Bermuda Monetary Authority implements new solvency rules in late 2012.

•
The continuing deterioration in the U.S. residential housing market in general and the market for sub-prime and Alt-A residential mortgage-backed securities specifically. We believe these conditions have had, and will likely continue to have, a material adverse effect on insurers and reinsurers, specifically on the value of their investment portfolios, and capital and liquidity positions.

•
We believe that many life insurers have sizable exposure to commercial real estate in the form of commercial real estate loans and commercial mortgage-backed securities.  Historically, commercial real estate realizes the adverse impact of a recession after other asset classes, which many analysts believe may lead to sizable losses for insurers in the future.

•
The negative outlooks placed on the financial strength ratings, actions taken by ratings agencies on insurers and reinsurers can have a material negative impact on their abilities to grow their reinsurance businesses and maintain core competitive capabilities.

We believe that several insurers and reinsurers have begun addressing the new industry realities implementing plans to achieve other business and financial objectives such as:

•	disposing assets to raise needed capital;
•	exploring strategic alliances or other means of maximizing value, including mortality assessment and existing treaty administration;
•	decreasing the volatility of their earnings;
•	improving their capital position by reducing the financial strain associated with new business production or by increasing their risk-based capital ratio;
•	entering new lines of business and offering new products; and
•	exiting discontinued lines of business.

Our goal is to take advantage of opportunities arising from financial market dislocations, including by aggregating permanent regulatory capital by exchanging our shares for performing assets at discounts to their intrinsic value.  We believe that our business model of acquiring new equity capital by exchanging our shares for unquoted financial assets and utilizing these financial assets as regulatory capital, where permitted, differentiates us from other insurance carriers. We also believe that this capital structure has the advantage of potentially achieving a superior return on equity given the relatively large amount of assets that insurance carriers are permitted to take on balance sheet relative to their equity capital.  We believe that Gerova has an opportunity to benefit from the change in strategic focus of its insurance company clients and its competitors.

Our growth strategy includes fully deploying our insurance regulatory capital by providing insurance and writing reinsurance at a multiple of our book value as provided for by applicable insurance statutes. By accepting select liabilities through reinsurance contracts together with assets ceded to us, we believe that we will be are able to gather substantial assets under management in a relatively small number of transactions. We believe this is an efficient business model that will require less staff and marketing efforts than currently exists in traditional asset management businesses and primary life and annuity carriers. We also believe that by focusing primarily on life and annuity reinsurance that the duration of time required to manage the assets is relatively long and we believe the payment of claims is more predictable based on actuarial science.

Management believes that its has identified a significant structural arbitrage opportunity to acquire performing unquoted financial assets and to redeploy the acquired performing assets into a more suitable longer-term capital structure through the use of insurance company subsidiaries.  In addition, by contributing these assets to our insurance companies, we expect to increase their regulatory capital and significantly expand their ability to write more premium business.

We believe that our business model of acquiring new equity capital by exchanging our stock for unquoted financial assets and utilizing these financial assets as regulatory capital, where permitted, differentiates us from other insurance carriers. We also believe that this capital structure has the advantage of potentially achieving a superior return on equity arising from the relatively large amount of assets that insurance carriers are permitted to take on balance sheet relative to their equity capital.

Our operating plan is to expand the regulatory capital base of our existing and additional insurance companies we form or acquire and to thereafter use this expanded regulatory capital to grow the size and scope of their in-force insurance policies.  As a result, it is anticipated that we will have legal regulatory capacity to expand assets substantially in excess of the present capital base.

As we grow the base of our investable assets, we intend to selectively leverage the expertise of our investment managers and advisors.  Our initial business plan is to expand the alternative fixed income operations by increasing our exposure to directly originated credit facilities. We believe alternative fixed income investments are prudent for our insurance company targets. Based on the dislocation in the credit markets, the near term expectation is that demand for credit will outstrip supply and, therefore, pricing may continue to be favorable to non-bank credit providers like us.

Our Competitive Advantages

•           Experienced management team.  Lou Hensley, Gary Hirst and Stuart L R Solomons have had long and successful careers as senior executives of financial companies, and together have extensive experience in insurance and asset management.

•           Strong initial capital base.  We have a significant net capital base which will we believe will enable us to materially increase our insurance, investment and lending activities.

•           Focused acquisition strategy.  Our strategic focus is to significantly enhance our insurance premium business focusing on the life and fixed annuity markets.  In addition to our insurance company acquisition strategy, we intend to seek to acquire additional investment managers or registered investment advisors and, where appropriate, the investment funds they manage at prices which we believe will be at discounts from their current carrying values, for the purpose of growing our legal insurance regulatory capacity.  We believe that such acquisitions can be made at attractive prices in exchange for a combination of cash, deferred payments tied to future performance and equity in our company.

Allied Provident

Allied Provident is one of our indirect operating subsidiaries engaged in insurance.  Allied Provident is a specialty insurance company that offers reinsurance products in markets where traditional reinsurance alternatives are limited.  Allied Provident also directly sells a variety of property and casualty insurance products to businesses.

 Allied Provident holds an insurance license in Barbados and is authorized to conduct a general insurance business, including the sale of property, general liability, business interruption and political risk insurance, as well as compensation bonds, directors and officers insurance, errors and omissions insurance, structured transactions insurance wraps, and reinsurance.  Allied Provident commenced its insurance business in Barbados in November 2007.  It has primarily issued quota share policies that reinsure automobile insurance policies in the United States.  It has also directly written a number of directors’ and officers’ liability policies and a financial guaranty policy.

Allied Provident currently issues reinsurance to a United States licensed insurance carrier (the “Carrier”) that offers non-standard personal automotive insurance coverage to high risk or “rated” drivers who are unable to obtain insurance from standard carriers.  Non-standard insurance is insurance sold to those drivers whose underwriting experience makes it difficult or impossible to obtain insurance at standard or preferred rates.  Such drivers generally have a poor driving history, which may include, but is not limited to, multiple points violations, multiple accidents reported, single or multiple severe accidents reported, and/or repeated non-payment of premiums. Allied Provident plans to significantly expand its reinsurance product offerings with other insurers that provide a variety of property and casualty insurance products.

Allied Provident’s direct insurance business currently offers a suite of business property and casualty insurance products, such as directors and officers liability insurance, financial guarantee insurance, excess and umbrella liability insurance, business income insurance, and inland marine and product liability insurance.

Reinsurance is an arrangement whereby the reinsurer agrees to indemnify its client insurance company against all or a portion of the insurance risks underwritten by the client under one or more insurance policies. As a reinsurer, Allied Provident assumes a portion of the insurer’s risk in exchange for a portion of the premium payable by the insured to the primary insurer.  Reinsurance provides an insurer with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides the insurance company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a related increase in capital and surplus. Although reinsurance provides security and indemnities to the insurance company, it does not legally discharge the insurer from its liability with respect to its obligations to the insured.

Allied Provident’s current quota share treaty reinsurance agreement with the Carrier commenced on January 1, 2008 for a one year term, and was renewed on January 1, 2009 and January 1, 2010 for additional one year terms.  The agreement may be terminated by either party on 90 days’ prior written notice.  Under the terms of the agreement, the Carrier “ceded” (which is a term used in the insurance industry similar to the term transferred or assigned) Allied Provident 50% of its premium as well as the net liability risk under all non-standard automobile liability insurance policies written by the Carrier during the term of the agreement.  However, the Carrier is permitted to receive or retain 29% of all gross earned premiums ceded to Allied Provident by the Carrier.  Upon termination of the agreement, Allied Provident remains liable for all losses that occur under insurance risks ceded to it at the time of termination for a period of one year following termination of such agreement, and for all claims made under such policies for a period of 18 months from termination of the reinsurance agreement.  The Carrier must obtain the approval of Allied Provident for the settlement of any claims for which Allied Provident may be liable that are in excess of $5,000.  The Carrier is obligated to notify Allied Provident within 60 days after the close of each calendar quarter of any claims or losses incurred and premiums received from insureds and the amounts owed by either party to the other.  If the Carrier paid any claim in excess of $50,000, subject to receipt of satisfactory proof of loss and payment, Allied Provident will reimburse the Carrier within 15 business days.

Allied Provident’s reinsurance strategy is to build a portfolio of “frequency” and “severity” reinsurance agreements with select insurance companies that are designed to meet the needs of the insurer that are not being met in the traditional reinsurance marketplace. Allied Provident currently has one senior generalist underwriter and it has contracted with third-party actuaries to operate its reinsurance business.  “Frequency” reinsurance contracts typically contain a potentially large number of small losses from multiple events, whereas “severity” contracts have the potential for significant losses from one event.  As an example of a frequency reinsurance contract, Allied Provident’s reinsurance business currently consists of reinsuring non-standard personal automobile insurance policies for a United States insurance carrier.  The automobile insurance policies are designed to provide coverage to drivers who ordinarily cannot obtain insurance from standard carriers due to a variety of factors.  For example, a motorist may be considered as a high-risk driver because he or she has a serious violation, such as a DUI, on their driving record. It also may be difficult for a driver to find standard auto insurance if they have been recently involved in a serious accident or who may have had a number of claims, accidents or motor vehicle violations in their recent past.  Because of such factors, the motorist may not meet the underwriting standards established by a standard policy issuer.  Non-standard policies generally are issued for the minimum limits of coverage required under applicable state laws and have relatively small individual premiums.  However, they have a relatively high “frequency” of losses.

Allied Provident intends to expand its reinsurance business to provide reinsurance contracts to other business, property and casualty insurance companies providing frequency and severity policy coverage.  It underwrites reinsurance contracts only where it believes it can model, analyze and monitor risks effectively.  Allied Provident’s underwriter is responsible for both its reinsurance and its direct property and casualty insurance contracts from origination to final disposition, including underwriting, pricing, servicing, monitoring and claims proceeds.  It is believed that this integrated approach will translate to superior contract management, better client service and superior economic returns over the long term.

Allied Provident’s investment strategy, like its reinsurance strategy, is designed to maximize returns over the long term while minimizing the risk of capital loss. Unlike the investment strategy of many of its competitors, which invest primarily in fixed-income securities either directly or through fixed-fee arrangements with one or more investment managers, its investment strategy is to invest in long and short positions primarily in publicly-traded equity and corporate debt securities.  It seeks to buy the shares of companies that can be purchased at a significant discount to its estimate of their intrinsic value.  It defines the intrinsic value of a company to be the sum of the estimated future income generated by the company, discounted to present value.   It estimates intrinsic value by analysis of a company's financial statements, business plan, management qualifications, competitive advantages, intellectual property assets, competitors and markets.  The Allied Provident board of directors has responsibility for making investment decisions.

Business Strategy

Allied Provident’s goal is to become a leading provider of insurance and reinsurance products and provide significant returns on our equity.  The key elements of its business strategy are to:

•
Distinguish its operations from those of its competitors.   As opposed to engaging in traditional insurance and reinsurance underwriting, Allied Provident focuses on offering specialty insurance and reinsurance products and solutions, such as reinsuring frequency contracts on automobile insurance issued to high risk drivers;

•
Achieve attractive economic returns.  On each insurance and reinsurance contract underwritten the focus is on  expected return on equity over the life of the contract, which may span many years, rather than on yearly combined ratios or short-term considerations such as premium volume in any given period. Accordingly, unlike many of its competitors, Allied Provident does not measure economic success with respect to a contract in any given accounting period but rather after the final loss payments on the contract are made, which it is anticipated will occur on average between 2.5 and 3.5 years from the writing of the contract.  The decision to underwrite a contract depends on the determination that the expected ultimate net gain from that contract would exceed the current target return on equity on the capital needed to underwrite the contract. The target return on equity varies with the degree of risk assumed and generally is at least equal to the risk-free rate (the interest rate on a riskless, or safe, asset, usually short-term U.S. government security rate) plus 5.0%. In pricing contracts during 2008 and 2009, and setting target return on equity, Allied Provident assumed a risk-free rate of 2.3% rather than using historical investment returns as a benchmark.

•
Operate as a lead underwriter on the majority of the premiums that are underwritten.    Due to the nature of its business strategy, Allied Provident anticipates that the majority of its insurance and reinsurance contracts will be sizeable and require significant interaction among clients, brokers and ourselves.  Allied Provident has a strong preference to be the lead underwriter of a majority of the premiums that are underwritten, which it believes allows it to influence the pricing, terms and conditions of the business written and, accordingly, better enables it to meet or exceed its targeted return on equity. Allied Provident was the lead underwriter for all of its contracts bound from inception to December 31, 2009. Although Allied Provident seeks to be the lead underwriter for the majority of the aggregate premiums that are underwritten, it may participate in non-lead positions when it believes the opportunity offers compelling returns on equity.

•
Manage capital prudently.    Allied Provident seeks to manage its capital prudently with respect to its underwriting and capital financing activities. It models, analyzes and monitors underwriting activities, which are subject to written underwriting guidelines and regularly reviewed by the Underwriting Committee of its board of directors. Each reinsurance contract that is underwritten must satisfy minimum expected returns on equity. Allied Provident utilizes a capital allocation model that requires it to allocate substantially more capital for contracts with larger potential for loss in an effort to not overexpose its capital. The underwriting decision-making is centralized and the Chief Executive Officer of Allied Provident must approve each contract that is executed. Additionally, Allied Provident occasionally may purchase reinsurance of the liabilities it reinsures, or retrocessional coverage, in an effort to protect its invested capital in a transaction. Retrocessional coverage is typically acquired to mitigate the effect of a potential concentration of losses. Allied Provident’s investment strategy attempts to maximize returns while limiting the risk of capital loss; the investment portfolio is comprised of both long and short securities in an attempt to partially hedge overall market exposure. Further, its investment guidelines provide for minimal use of leverage. Finally, Allied Provident currently employs no debt in its capital structure.

•
Use only generalist underwriters.  Allied Provident employs an experienced underwriter possessing industry knowledge, experience and relationships with many brokers in the United States, Europe, Asia and Barbados.  This generalist underwriter handles both the underwriting and administering of each insurance and reinsurance contract, as opposed to underwriters who focus only on specific lines of business.

•
Maintain a highly experienced management team.  The Chief Executive Officer of Allied Provident has more than 20 years of industry experience. The Allied Provident management team has knowledge, experience and relationships with brokers in the United States, Bermuda and Barbados.

•
Provide management incentives to align management and employee’s interests with those of its shareholders.  Allied Provident structures its management incentive compensation plans to align management and employee interests with those of its shareholders over the long term. As such, the majority of payments under its cash bonus plan are based on the ultimate underwriting returns, not on underwriting profitability in any single year or the returns generated by our investment portfolio. As a result, Allied Provident expects most of the cash bonus plan payments each year will be deferred for a multi-year period to reflect actual underwriting results as they develop.

Because Allied Provident’s underwriting and investment strategies differ from other participants in the property and casualty reinsurance market, it may not be possible to directly compare its business or prospects with those of other property and casualty reinsurers. Allied Provident’s results from financial accounting period to period may vary significantly and may not be as predictable as many of its competitors. However, Allied Provident believes that its operational differences, particularly its focus on writing select contracts, which it believes will allow it to better manage its underwriting risks, and its value-oriented investment strategy, which has the potential to generate higher rates of return than traditional fixed-income strategies, will enable it to generate, over the long term, returns on equity superior to those of traditional reinsurers.

Market Trends and Opportunities

Extended periods of competitive pricing, increases in reserves, rating downgrades, higher than expected losses and rating agency changes in capital requirements for certain lines of business historically have caused capacity shortages in certain product lines in the property and casualty industry. These capacity shortages have created considerable cyclical increases in pricing and changes in terms and conditions that are significantly more favorable for reinsurers as clients may not be able to identify or locate reinsurers that are willing or able to reinsure their underwriting risks.

Allied Provident anticipates that over the next five years, it will see attractive opportunities to write directly and to write as a reinsurer in non-standard auto, directors’ and officers’, homeowners’, medical malpractice, workers’ compensation, property catastrophe and marine lines. Allied Provident believes that these lines of business will present it with opportunities for the following reasons:

•
non-standard auto insurance provides coverage to drivers who, due to their driving record, age, vehicle type, or some other factor, represent higher than normal risks and do not qualify for coverage in standard auto insurance markets. These perceived higher risk drivers pay substantially higher premiums than standard drivers. The non-standard line of business has been growing recently as the larger standard auto insurers further restrict their underwriting guidelines and as some states abandon government sponsored assigned risk facilities in favor of free market solutions. A number of states have also passed, or improved implementation of, mandatory auto insurance laws that further add to the pool of higher-risk drivers seeking insurance;

•	the current financial crisis has driven up the frequency and severity of securities fraud claims, moving some directors’ and officers’ insurance rates sharply higher;

•
in certain states, including Florida, a number of insurers are reducing their homeowners’ writings, creating opportunity for the remaining insurers that, in turn, will require more reinsurance to mitigate their overall exposure; and

•	there continues to be significant demand for property catastrophe and marine reinsurance.

Allied Provident continues to monitor market conditions so as to be positioned to participate in future underserved or capacity-constrained markets as they arise and to offer products that it believes will generate favorable returns on equity over the long term. Accordingly, its underwriting results and product line concentrations in any given period may not be indicative of its future results of operations.

Reinsurance Risks to Be Written

Allied Provident underwrites reinsurance contracts with favorable long-term returns on equity as opportunities arise. It attempts to select the most economically attractive opportunities across a variety of all property and casualty lines of business.

Reinsurance is an arrangement under which an insurance company or reinsurer agrees to indemnify or assume the obligations of another insurance company, or client, for all or a portion of the insurance risks underwritten by the client. It is standard industry practice for primary insurers to reinsure portions of their insurance risks with other insurance companies under reinsurance agreements or contracts. This permits primary insurers to underwrite policies in amounts larger than the risks they are willing to retain. Reinsurance is generally designed to:

•
reduce the client’s net liability on individual risks, thereby assisting it in increasing its capacity to underwrite business as well as increasing the limit to which it can underwrite on a single risk;

•	assist the client in meeting applicable regulatory and rating agency capital requirements;
•	assist the client in reducing the short-term financial impact of sales and other acquisition costs; and
•	enhance the client’s financial strength and statutory capital.

Allied Provident characterizes the reinsurance risks it assumes as frequency or severity and aim to balance the risks and opportunities of its underwriting activities by creating a diversified portfolio of both types of businesses.

Frequency business is characterized by contracts containing a potentially large number of smaller losses emanating from multiple events. Clients generally buy this protection to increase their own underwriting capacity and typically select a reinsurer based upon the reinsurer’s financial strength and expertise. Allied Provident expects the results of frequency business to be less volatile than those of severity business from period to period due to its greater predictability. It also expects that over time the profit margins and return on equity for its frequency business will be lower than those of its severity business.

Severity business is typically characterized by contracts with the potential for significant losses emanating from one event. Clients generally buy this protection to remove volatility from their balance sheets and, accordingly, Allied Provident expects the results of severity business to be volatile from period to period. However, over the long term, it also expects that its severity business will generate higher profit margins and return on equity than its frequency business.

Allied Provident expects to act as lead underwriter for the majority of total premiums that it underwrites. Depending on the mix of its frequency and severity business, it expects that, over time, its annual premiums written will be equal to 0.5 to 1.0 times its capital.

In addition, some of the risks Allied Provident underwrites reflect traditional opportunities in reinsurance where it will participate in a larger underwriting syndicate where it believes the return on equity over the long term will exceed its internal targeted return on equity.

Allied Provident’s targeted return on equity varies with the degree of risk assumed on the contract underwritten, but is equal to at least the sum of an assumed risk-free rate plus 5.0%. In pricing its contracts in 2008 and 2009, and setting its targeted return on equity, it assumed investment returns would equal a risk-free rate of 2.3%, rather than using its historical investment returns as a benchmark.

Products

Allied Provident’s experienced, generalist underwriting team allows it to offer a range of property and casualty insurance and reinsurance products, including, but not limited to, casualty and liability risks, damage, health, homeowners, medical malpractice, professional liability, property catastrophe, automotive surety and fidelity and workers’ compensation, and marine insurance.  At present, it only reinsures automotive frequency-type insurance issued to high risk or “rated” drivers, but intends to expand its reinsurance business to cover all of the other business, property and casualty insurance it currently writes as a direct insurer and propose to write in the future.

While Allied Provident expects to establish a diversified portfolio, its allocation of risk will vary based on its perception of the opportunities available in each line of business. Moreover, its focus on certain lines will fluctuate based upon market conditions and it may only offer or underwrite a limited number of lines in any given period. Allied Provident:

•	targets markets where capacity and alternatives are underserved or capacity constrained;
•	employs strict underwriting discipline;
•	selects reinsurance opportunities with favorable returns on equity over the life of the contract; and
•	potentially offers lines such as political risk, completion bonds, business interruption, structured transactions, insurance wraps and annuities.

Marketing and Distribution

Currently, Allied Provident’s products are marketed primarily by leveraging the personal and business contacts of its management and directors.  Allied Provident does not have any employees who are dedicated solely to marketing its products.  Allied Provident expects that some of its business will be sourced through insurance brokers. Brokerage distribution channels provide it with access to an efficient, variable cost, and global distribution system without the significant time and expense that would be incurred in creating a wholly-owned distribution network. Allied Provident believes that its financial strength, unencumbered balance sheet and superior client service are essential for creating long-term relationships with clients and brokers.

Allied Provident works to build long-term relationships with global reinsurance brokers. Allied Provident’s management team has significant relationships with many of the primary and specialty broker intermediaries in the reinsurance marketplace. Allied Provident believes that by maintaining close relationships with brokers it will be able to continue to obtain access to a broad range of reinsurance clients and opportunities.

Allied Provident focuses on the quality and financial strength of any brokerage firm with which it does business. Brokers do not have the authority to bind it to any reinsurance contract. Allied Provident reviews and approves all contract submissions in its corporate offices located in Barbados. From time to time, it may also enter into relationships with managing general agents who could bind it to reinsurance contracts based on narrowly defined underwriting guidelines.

Insurance brokers receive a brokerage commission that is usually a percentage of gross premiums written. Allied Provident seeks to become a preferred choice of brokers and their clients by providing:

•	solutions that address the specific business needs of its clients;

•	rapid and substantive responses to proposal and pricing quote requests;
•	timely payment of claims;
•	financial security; and
•	clear indication of risks it will and will not underwrite.

One of the key objectives of Allied Provident is to build long-term relationships with key reinsurance brokers, such as Access Reinsurance, Inc., Aon Re Worldwide, Inc., Benfield Group Limited, Guy Carpenter & Company, Inc., and Willis Group Holdings, Ltd., and with their clients.

Allied Provident believes that by maintaining close relationships with brokers, it is able to obtain access to a broad range of potential clients. Allied Provident meets frequently in Barbados and elsewhere with brokers and senior representatives of clients and prospective clients. All contract submissions are approved in its corporate offices in Barbados.

In addition, Allied Provident expects the large number of captive insurance companies located in Barbados to be a source of business for it in the future. Allied Provident expects to develop relationships with potential clients when it believes they have a need for reinsurance, based on its industry knowledge and market trends. Allied Provident believes that diversity in its sources of business will help reduce any potential adverse effects arising out of the termination of any one of its business relationships.

Underwriting and Risk Management

Allied Provident believes that its approach to underwriting will allow it to deploy its capital in a variety of lines of business and to capitalize on opportunities that it believes offer favorable returns on equity over the long term. Its underwriter has expertise in a number of lines of business and it will also look to outside consultants on a fee-for-service basis, to help it with niche areas of expertise when it deems appropriate. Allied Provident generally applies the following underwriting and risk management principles:

Economics of Results

Allied Provident’s primary goal is to build a reinsurance portfolio that has attractive economic results. Allied Provident may underwrite a reinsurance contract that may not demonstrate immediate short-term benefits if it believes it will provide favorable return on equity over the life of the contract. In pricing its products, Allied Provident assumes investment returns equal to the risk-free rate, which it reviews and adjusts, if necessary, on an annual basis. Allied Provident assumes a risk-free rate of 2.3%.

Actuarially Based Pricing

Allied Provident uses public domain or commercially available actuarial models to price most of its business.  Allied Provident may also develop its own actuarial models where appropriate models are not available to it.  Its models not only consider conventional underwriting metrics, but also incorporate a component for risk aversion that places greater weight on scenarios that result in greater losses. The actuary working on the transaction must agree that the transaction meets or exceeds its return on equity requirements before Allied Provident will commit capital. Allied Provident prices each transaction based on the risk profile and structure of the transaction.

Act as Lead Underwriter

Typically, one reinsurer acts as the lead in negotiating principal policy terms and pricing of reinsurance contracts. Allied Provident plans to act as the lead underwriter for the majority of the aggregate premiums that it underwrites. Allied Provident believes that lead underwriting is an important factor in achieving long-term success, as lead underwriters have greater influence in negotiating pricing, terms and conditions. In addition, it believes that reinsurers that lead policies are generally solicited for a broader range of business and have greater access to attractive risks.

Alignment of Company and Client’s Interests

Allied Provident seeks to ensure every contract it underwrites aligns its interests with those of its clients.  In addition to having the client retain a portion of the risk, Allied Provident may seek to:

•	pay its clients a commission based upon a predetermined percentage of the profit it realizes on the business, which is referred to as a profit commission;

•	allow the client to perform all claims adjusting and audits, as well as the funding and paying of claims, which is referred to as self insured retentions;

•	provide that the client pays a predetermined proportion of all losses above a pre-determined amount, which is referred to as co-participation; and/or

•
charge the client a premium for reinstatement of the amount of reinsurance coverage to the full amount reduced as a result of a reinsurance loss payment, which is referred to as a reinstatement premium.

Allied Provident believes that through profit commissions, self-insured retentions, co-participation, reinstatement premiums or other terms within the contract, its clients are provided with an incentive to manage its interests. Allied Provident believes that aligning its interests with those of its clients promotes accurate reporting of information, timely settling and management of claims and limits the potential for disputes.

Integrated Underwriting Operations

Allied Provident has implemented a ‘‘cradle to grave’’ service philosophy where the same individual underwrites and administers the reinsurance contracts. Allied Provident believes this method enables it to best understand the risks and likelihood of loss for any particular contract and to provide superior client service.

Detailed Contract Diligence

Allied Provident seeks to be highly selective in the contracts it chooses to underwrite and spends a significant amount of time with its clients and brokers to understand the risks and appropriately structure its contracts. Allied Provident usually obtains significant amounts of data from its clients to conduct a thorough actuarial modeling analysis. As part of its pricing and underwriting process, it assesses among other factors:

•	the client’s and industry historical loss data;
•	the expected duration for claims to fully develop;
•	the client’s pricing and underwriting strategies;
•	the geographic areas in which the client is doing business and its market share;
•	the reputation and financial strength of the client;
•	the reputation and expertise of the broker;
•	the likelihood of establishing a long-term relationship with the client and the broker; and
•	reports provided by independent industry specialists.

Underwriting Authorities

Allied Provident uses actuarial models that it produces and applies its underwriting guidelines to analyze each reinsurance opportunity before it commits capital. The underwriting committee of the board of directors of Allied Provident has set parameters for zonal and aggregate property catastrophic caps and limits for maximum loss potential under any individual contract. The underwriting committee may approve exceptions to the established limits. Allied Provident’s approach to risk control imposes an absolute loss limit on its natural catastrophic exposures rather than an estimate of probable maximum losses and it has established zonal and aggregate limits. Allied Provident manages all non-catastrophic exposures and other risks by analyzing its maximum loss potential on a contract-by-contract basis. Maximum authorities will likely change over time to be consistent with its capital base.

Retrocessional Coverage

Allied Provident may from time to time purchase retrocessional coverage to manage its overall exposure and to balance its portfolio. Allied Provident only purchases uncollateralized retrocessional coverage from a reinsurer with a minimum financial strength rating of A− (Excellent) from either A.M. Best or an equivalent rating from Standard & Poor’s Rating Services.

Capital Allocation

Allied Provident expects to allocate capital to each contract that it binds. Its capital allocation methodology uses the probability and magnitude of potential for economic loss. Allied Provident allocates capital for the period until the risk is resolved. It has developed a proprietary return on equity capital allocation model to evaluate and price each reinsurance contract that it underwrites. Allied Provident uses different return on equity thresholds depending on the type and risk characteristics of the business it underwrites, although it uses a standard risk-free interest rate.

Claims Management

Allied Provident has not experienced a high volume of claims to date. Its claims management process initiates upon receipt of reports from its clients.

Allied Provident’s underwriter reviews claims submissions for authorization prior to entry and settlement. It believes this ensures that it pays claims consistently with the terms and conditions of each contract. Its chief financial officer must also approve all cash disbursements.

Where necessary, Allied Provident conducts or contracts for on-site audits, particularly for large accounts and for those whose performance differs from its expectations. Through these audits, it evaluates ceding companies’ claims-handling practices, including the organization of their claims departments, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines.

Allied Provident recognizes that fair interpretation of its reinsurance agreements with its clients and timely payment of covered claims is a valuable service to its clients.

Reserves

Allied Provident’s reserving philosophy is to reserve to its best estimates of the actual results of the risks underwritten. Allied Provident’s underwriter provides reserving estimates on a quarterly basis calculated to meet its estimated future obligations. It reserves on a transaction by transaction basis. Outside actuaries review these estimates at least once a year. Due to the use of different assumptions, accounting treatment and loss experience, the amount it establishes as reserves with respect to individual risks, transactions or classes of business may be greater or less than those established by clients or ceding companies. Reserves may also include unearned premiums, premium deposits, profit sharing earned but not yet paid, claims reported but not yet paid, claims incurred but not reported, and claims in the process of settlement.

Reserves do not represent an exact calculation of liability. Rather, reserves represent Allied Provident’s estimate of the expected cost of the ultimate settlement and administration of the claim. Although the methods for establishing reserves are well-tested, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. Allied Provident bases these estimates on its assessment of facts and circumstances then known, as well as estimates of future trends in claim severity and frequency, judicial theories of liability and other factors, including the actions of third parties, which are beyond its control.

Collateral Arrangements/Letter of Credit Facility

Allied Provident is not licensed or admitted as an insurer in any jurisdiction other than Barbados. Many jurisdictions including states in the United States do not permit clients to take credit for reinsurance on their statutory financial statements if such reinsurance is obtained from insurers that are unlicensed or non-admitted in such jurisdiction without appropriate collateral. As a result, all of its U.S. clients and a portion of its non-U.S. clients require it to provide collateral for the contracts it binds with them. This collateral usually takes the form of funds withheld or trust arrangements.  A client may also request collateral in the form of letters of credit, in which case the failure to obtain, maintain, replace or increase its letter of credit facilities on commercially acceptable terms may significantly and negatively affect Allied Provident’s ability to implement its business strategy.

Competition

The insurance and reinsurance industry is highly competitive. Allied Provident expects to compete with numerous property and casualty insurance companies and major reinsurers, most of which are well established, have significant operating histories and strong financial strength ratings and have developed long-standing client relationships.

Allied Provident’s principal reinsurance competitors are ACE Limited, General Re Corporation, Hannover Re Group, Munich Reinsurance Company, PartnerRe Ltd., Reinsurance Group of America, Inc., Swiss Reinsurance Company, Transatlantic Reinsurance Company and XL Capital Ltd., which are dominant companies in its industry. Although Allied Provident seeks to provide coverage where capacity and alternatives are limited, it directly competes with these larger companies due to the breadth of their coverage across the property and casualty market in substantially all lines of business. Allied Provident also competes with smaller companies and other niche reinsurers.

Ratings

Allied Provident does not currently have a financial strength rating from A.M. Best or any other rating agency.

Investment Strategy

Allied Provident implements a value-oriented investment strategy by taking long positions in perceived undervalued securities. Allied Provident may also take short positions in perceived overvalued securities. It aims to achieve high absolute rates of return while minimizing the risk of capital loss.  Allied Provident determines the risk/return characteristics of potential investments by analyzing factors such as the risk that expected cash flows will not be obtained, the volatility of the cash flows, the leverage of the underlying business and the security’s liquidity, among others.

Allied Provident’s investment strategy involves buying the shares of companies that can be purchased at a significant discount to its estimate of their intrinsic value.  Allied Provident defines the intrinsic value of a company to be the sum of the estimated future income generated by the company, discounted to present value.   It estimates intrinsic value by analysis of a company’s financial statements, business plan, management qualifications, competitive advantages, intellectual property assets, competitors and markets.  The board of directors of Allied Provident (as opposed to the board of directors of Gerova) has undertaken the responsibility for the investments of Allied Provident and has created an investment committee to make investment decisions on behalf of the company.

Allied Provident’s board of directors, through the investment committee of the board, conducts reviews of its investment portfolio activities and oversees its investment guidelines to meet its investment objectives. Allied Provident believes, while less predictable than traditional fixed-income portfolios, its investment approach complements its reinsurance business and will achieve higher rates of return over the long term. The investment guidelines are designed to maintain adequate liquidity to fund reinsurance operations and to protect against unexpected events.

In addition, implementation of Allied Provident’s investment strategy further includes buying public or private corporate equities and current-pay debt securities, selling securities short, and investing in trade claims, debt securities of distressed issuers, arbitrages, bank loan participations, derivatives (including options, warrants and swaps), leases, break-ups, consolidations, reorganizations, limited partnerships and similar securities of foreign issuers.

Investment Guidelines

The investment guidelines adopted by Allied Provident’s board of directors, which may be amended, or modified, from time to time, take into account restrictions imposed on it by regulators, its liability mix, requirements to maintain an appropriate claims paying rating by ratings agencies and requirements of lenders. As of the date of this Annual Report, the investment guidelines currently state:

•
Quality Investments:  At least 80% of the assets in the investment portfolio are to be held in debt or equity securities (including swaps) of publicly-traded companies or of governments of the Organization of Economic Co-operation and Development, or the OECD, high income countries and cash, cash equivalent or United States government obligations, or in investment companies.

•
Concentration of Investments: Other than cash, cash equivalents and United States government obligations, no single investment in the investment portfolio may constitute more than 20% of the portfolio.

•
Liquidity:  Assets are invested in such fashion that there is a reasonable expectation that Allied Provident can meet any of its liabilities as they become due. Allied Provident periodically reviews the liquidity of the portfolio.

•	Monitoring: Allied Provident re-evaluates each position in the investment portfolio and monitor changes in intrinsic value and trading value monthly.

•
Leverage: The investment portfolio may not employ greater than 5% indebtedness for borrowed money, including net margin balances, for extended time periods. Allied Provident may use, in the normal course of business, an aggregate of 20% margin leverage for periods of less than 30 days.

Legal Proceedings

Allied Provident is not currently involved in any litigation or arbitration. Allied Provident anticipates that, similar to the rest of the insurance and reinsurance industry, it will be subject to litigation and arbitration in the ordinary course of business.

Properties

Allied Provident’s office space in Barbados is currently provided to them by the company with whom it contracts for management services at no additional charge.  It is located in the CGI Tower office building, in the city of St. Michael, Barbados.  Allied Provident believes that for the foreseeable future this office space will be sufficient for it to conduct its operations.  Except for computers and miscellaneous office equipment Allied Provident does not have any other material tangible assets.

Employees

As of December 31, 2009, Allied Provident has three employees, based in Barbados, two of whom are executive officers.  Other services which Allied Provident needs are provided by a third-party management company.  Allied Provident believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Allied Provident is not aware of any current efforts to implement such agreements.

Northstar

Northstar is a holding company, incorporated under the laws of Bermuda.  It is the parent company of Northstar Reinsurance, Ltd., a Bermuda company and a Long-Term and Class 3 licensed reinsurer (“Northstar Bermuda”), and Northstar Reinsurance Ireland Ltd., an Ireland company and a licensed life and annuity reinsurer (“Northstar Ireland”).

Northstar reinsures standard life, deferred and payout annuities.  It also acquires various fixed-income and other investments, thereby creating long term cash flows to pay corresponding liabilities.  Currently there is no business conducted by Northstar Bermuda, though it has a contract to manage a third party owned Bermuda reinsurer on behalf of its U.K. insurance company. Northstar accepts no reinsurance risk pursuant to this contract and is paid an annual service fee of $1.2 million.  Northstar Ireland is actively involved in the reinsurance business and is a party to two reinsurance treaties.

Northstar Ireland employs the services of Allied Risk Management (Ireland) plus two independent Irish directors to manage its day-to-day operations in Dublin. Northstar Bermuda is managed by a group of professionals including three actuaries and one FCA with experience in the life and annuity business for major US based international insurance and reinsurance companies. Northstar also has a strong financial partner in Commerzbank AG Bank, who participates as an investor, supplier and advisor.

As of December 31, 2009, Northstar has approximately $800 million in assets and $120 million in capital.

Reinsurance Treaties

Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. Northstar’s treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February 2008. The transaction is a retrocession agreement between a large U.S. reinsurance company that reinsures on a funds withheld basis from a direct writing company.  During the term of the agreement, this reinsurer reinsured 60% of the direct writing company’s new business of certain EIA annuities, and retroceded 27.5% of this 60% to Northstar. A third party asset manager manages the fixed income assets that back the statutory liability, and Milliman USA assists with dynamic hedging of the indexed nature of the product.  As of June 30, 2009, Northstar’s share of the block consists of:

•	over 57,500 policies;
•	deposits to date of $550 million; and
•	fund value in force of $572 million.

The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. All policies pay premiums to age 100. The treaty was effective September 30, 2005. At inception, the insurance company reinsured (known as the “cedant”) transferred approximately $38 million of cash to Northstar, and Northstar receives its share of ongoing premium payments that are made by the policyholders. The cedant’s reserve credits are covered by a combination of assets in trust and letters of credit. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004. Prior to the transaction with Northstar, the cedant had reinsured various portions of its business with three other reinsurance companies. As of June 30, 2009, Northstar’s share of the block consists of:

•	9,500 policies;
•	$262 million of face amount in-force; and
•	$12.0 million of annualized premium in-force.

The projected 2010 operating costs of the two treaties (exclusive of letter of credit fees) are expected to be $1.7 million, offset by the service fee of $1.2 million, for a net cost of $500,000.  The 2010 earnings from the two treaties are expected to be $2.0 million per annum.  The regulatory capital needed to support the two treaties is $34 million (125% of factor-driven requirement).

Strategy

Northstar specializes in managing a specific set of insurance and capital market risks. Northstar plans to direct all its resources towards a limited number of activities and create the focus needed to develop and maintain industry leading knowledge, best in class risk management and investment practices. Northstar believes that an attractive business opportunity exists for a new reinsurer to provide reinsurance to life insurance companies and acquire investments at attractive prices thereby achieving a substantial return on equity.

Northstar’s business plan is targeted to the provisioning of reinsurance in specialty sectors of the insurance industry; including life, long term disability, deferred annuities and payout annuities. As part of its growth plan, Northstar continues to strategically deploy its capital along the following lines:

•	reinsurance transactions, with focus on on-shore and off-shore cedants;
•	acquisitions of insurance entities (on-shore and off-shore);
•	preferred-share investments in certain carriers in return for certain considerations (equity warrants, asset management mandates, etc.); and
•	pension liabilities (e.g. U.K. annuities in the course of payment, other pensions that are not yet converted to a life annuity contract issued by an insurer etc).

Annuity and Life Reinsurance

Reinsurance is an arrangement under which an insurance company known as the reinsurer agrees in a contract called a treaty to assume specified risks of another insurance company known as the ceding company. The reinsurer may assume all or a portion of the insurance underwritten by the ceding company. In exchange for assuming the risks of the ceding company, the reinsurer receives some or all of the premium and, investment income derived from the assets supporting the reserves of the reinsured policies. Reinsurance permits primary insurers to diversify their risks over larger pools of risks, and to write insurance policies in amounts larger than they are willing or able to retain. Also, reinsurers have the ability to structure treaties that allow the ceding companies to achieve other business and financial objectives such as:

•	decreasing the volatility of their earnings;
•	improving their capital position by reducing the financial strain associated with new business production or by increasing their risk-based capital ratio;
•	entering new lines of business and offering new products; and
•	exiting discontinued lines of business.

In addition, reinsurers may also purchase reinsurance, or “retrocession” coverage, to limit their own risk exposure.

Northstar focuses on several categories of life and annuity reinsurance products including:

•	Reinsuring the mortality risk on life and annuity insurance policies written by primary insurers. This business is often referred to as traditional life reinsurance.

•	Reinsurance solutions that improve the financial position of our clients by increasing their effective capital base and reducing leverage ratios through the assumption of reserves.
•
Providing clients with exit strategies for discontinued lines, closed blocks in run-off, or lines not providing a good fit for a company’s growth strategies. With Northstar’s ability to manage these contracts, their clients will be able to concentrate their efforts and resources on core strategies.

Competition

Competition in the annuity and life reinsurance industry is intense. Reinsurers compete on the basis of many factors, including financial strength, pricing and other terms and conditions of reinsurance agreements, reputation, service, and experience in the types of business underwritten. For annuity issuers, there are a limited number of players providing reinsurance. Northstar believes that the dynamics of the reinsurance market has created opportunities for smaller reinsurers who are actively pursuing smaller annuity carriers. While Northstar believes there is a demand for reinsurance from primary insurers seeking to free up capital, especially as the industry has experienced investment losses which have impaired capital, industry consolidation among reinsurers has effectively limited capacity. Reinsurers have been facing the same economic challenges as the broader financial services industry, creating opportunities for firms with capital. The U.S. annuity and life reinsurance markets are served by numerous international and domestic reinsurance companies. Northstar focuses on the smaller policy block market where competition is less intense and it can leverage its capabilities more fully. Northstar believes that its primary competitors in the North American annuity and life reinsurance market are currently the following, or their affiliates: Athene Re, Reinsurance Group of America, Inc. and Wilton Re. However, within the reinsurance industry, this can change from year to year.

Life Reinsurance Advantages to Insurers

Northstar believes that two converging events — capital losses caused by investments and capital losses caused by product design — will require life insurers, both in the U.S. and in Europe, to reduce their now greatly increased operating leverage. We believe they will accomplish this through either the raising of new capital or through the purchase of reinsurance. Northstar believes that a unique opportunity exists for the life reinsurance industry to provide capacity at favorable pricing to those primary insurers operating in this sector that need to reduce their operating leverage and similarly unique opportunity presents itself on the asset side of the balance sheet for undervalued illiquid investments which can also be acquired at favorable prices. Northstar believes that a similar opportunity exists for life insurers operating in Europe. Northstar also believes that Bermuda is ideally positioned both geographically and as an established reinsurance market with a global view on the insurance and reinsurance markets.

Operations

Northstar is headquartered in Bermuda with its top executives, underwriting and actuarial functions located there. Northstar believes that Bermuda is an attractive location for conducting its operations due to Bermuda’s strong locally based insurance and reinsurance infrastructure. Bermuda has a flexible regulatory system with limited government involvement for those reinsurance companies that meet certain solvency and liquidity requirements. It is Northstar’s expectation that it will continue to meet all such requirements. In addition, Bermuda currently has no corporate income or capital gains tax and Northstar has received an assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that it will not be subject to any such tax until at least March 28, 2016. Moreover, Bermuda has a satisfactory availability of cost effective third-party services providers. To the extent required or desirable, Northstar utilizes such service providers. Bermuda’s excellent insurance and reinsurance infrastructure, political and economic stability and easy access from major east coast U.S. cities compare favorably with alternative offshore reinsurance company domiciles. Northstar will not be an admitted U.S. insurer. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. Northstar does not maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license.

Target Products

Northstar’s target products include a wide range of annuity and life reinsurance products, such as yearly renewable term, coinsurance and modified coinsurance for term, universal and whole life policies. It may also offer block reinsurance structures that would enable clients to transfer previously underwritten groups of policies from their balance sheet to Northstar. This would further enable companies to better manage their capital requirements and allocations.

The strategy for each product will be contingent on the objectives of the clients. For example, a particular life insurer may be seeking to reduce the ‘statutory strain’ associated with a new type of term life insurance that it has recently introduced to its agency force and needs to reduce the impact of high demand for the product on its capital and surplus. Northstar would work with the client to create a coinsurance program that would enable them to roll out the new product without needing to worry about reducing their sales efforts.

Northstar excludes by way of carve-out any exposure to any guaranty elements of variable annuity policies and minimum investment return or face value guarantees. Northstar believes that life insurance companies with such exposures will result in an increase in demand for reinsurance by third parties, such as Northstar, in order to provide capital relief to the cedants. This is an important product demand element, given the recent experiences of certain major U.S. life insurers in this space that have recently taken large losses due to these guaranty features. Northstar expects this trend to continue.

Marketing and Distribution Effort

Northstar targets life insurers who meet established criteria and standards set by Northstar, which are based upon:

•	perceived need and objective for reinsurance;
•	qualitative factors such as the ability to submit quality data;
•	overall management and corporate governance;
•	historical financial performance, including volatility of earnings and capital; and
•	distribution channels.

Once sufficient data has been gathered, representatives of Northstar generally contact the chief actuaries and risk officers of the target life insurers to discuss the potential for a reinsurance transaction. The following target clients comprise Northstar’s initial focus:

•
Mid-Sized and Small Insurance Companies - Northstar can partner with mid-sized and smaller writers not only to reinsure their business, but also to aid in designing, pricing and assessing the risk of new products. These types of arrangements will be favorable to both Northstar and the mid-sized and smaller writers.

•
Insurers Exiting Specific Business Lines - Northstar can provide reinsurance solutions to companies that used to provide certain products but have since stopped providing such service and that are looking to effectively reduce or eliminate risks associated with a legacy block of business.

Product Underwriting and Pricing

Each reinsurance agreement is the result of a process lasting several weeks, or months as the case may be, of analysis and negotiations between the ceding company and Northstar. In negotiating such agreements, Northstar’s goal is to strike the proper balance between risk transfer and cost from the perspective of both the ceding company and Northstar.

Modeling of Reinsured Products

The specific insurance block (or subset thereof) to be reinsured is modeled using a comprehensive software platform. For existing blocks, each risk is modeled on a seriatim (i.e. contract by contract) basis. Other important inputs include the specific asset allocation of the ceding company block, as well as the ceding company’s actual experience with respect to lapses, benefit utilization and mortality, among other things.

Pricing and Monitoring Actuarial Risk

To appropriately price actuarial risk, Northstar models numerous scenarios where lapse, mortality and contract holder behavior assumptions are varied. Northstar then analyzes the sensitivity of results to provide an indication of the risk being assumed.  If uncertainties arise, provisions for adverse deviations may be reflected in the actuarial assumptions or additional risk capital will be allocated (impacting the required risk margin) to determine a final price. Northstar may negotiate certain maximum limits on claims or other provisions to balance its overall risk exposure and generate a reasonable price for the cedant.

Set the Final Price

Once Northstar has determined the risk neutral cost, transaction costs and has analyzed the actuarial risks, it then sets the overall price. Northstar sets the margin at a level that will provide it with the appropriate rate of return on its capital for the type of business and risks being reinsured (including operational, actuarial and basis risks).

Risk Management

Northstar implements and maintains an enterprise risk management (“ERM”) framework to ensure a comprehensive assessment of its current risks, control effectiveness and capital position. Risk management is a continuous process applied across the entire organization.  Northstar’s ERM framework provides a comprehensive and consistent enterprise view of risk exposures and opportunities. Additionally, Northstar does not view risk management simply as how to avoid losses, but also as a key part of how to best take advantage of market opportunities.

One of the most critical factors in a successful risk management process is having a culture in which risk management is both supported and valued from senior leadership. Risk management is a core element of every employee’s day-to-day job responsibilities. Northstar maintains a culture that promotes risk management together with open communication of potential risks so that they are addressed before becoming significant. Northstar’s senior leadership has extensive experience in risk management from both a direct writer and reinsurance perspective. Northstar believes that one advantage it has relative to many companies is that it has the ability to react quickly to changes in risk exposure due its relatively small size. Northstar believes this leads to it being able to make quicker decisions in order to either reduce risk exposure or to exploit potential opportunities.

Investment Portfolio Strategy

Northstar’s primary investment objective is to protect and build its capital base in order to continue to support the risks to be underwritten. Northstar invests to achieve a stable return while preserving capital. Northstar’s investment committee approves all of the below procedures, namely the responsibilities of the chief investment officer, the role of the investment plan, monitoring procedures and exceptions protocol. Additionally, Northstar reviews at least quarterly the performance of the investment portfolio versus the investment plan.

Northstar employs a conservative investment strategy for investable funds that support its reserves and its capital assets. The investment plan sets forth, among other things, (i) credit limits, (ii) the targeted asset allocation (including permitted guidelines or boundaries), (iii) duration and convexity limits, (iv) corporate sector limits and (v) single issuer limits. Specifically, the plan sets limits for the following asset classes: treasury and agency bonds, cash and equivalents, investment grade corporate bonds, below investment grade corporate bonds, asset backed securities, commercial mortgage backed securities, residential mortgage pass through notes, collateralized mortgage obligation bonds, non-publically traded securities, bank loans, undervalued and distressed real estate, and hedge funds with diversified investment strategies.

Given the longer-term nature of the anticipated liabilities, Northstar expects that the duration of its investment portfolio will also be long to match the payments of those liabilities as they come due. In addition, Northstar plans to have sufficient short-term cash and cash equivalents on hand to meet all near term operating expenses and outlays.

Retrocessional Reinsurance Strategy

The strategy for purchasing retrocessional reinsurance is principally opportunistic. To the extent that there exists in the retrocessional market an opportunity for Northstar to reduce its aggregate risk exposure for an attractive price, then it seeks to acquire that coverage. Northstar, with every potential retrocessional transaction, ensures that the counterparty is of sufficient credit quality and that any reinsurance recoverables payable to Northstar are sufficiently collateralized. They also ensure that any letters of credit used as collateral for such recoverables, typically posted by third party financial institutions, do not represent any additional credit risks.

Northstar plans to periodically explore the market for aggregate excess-of-loss coverages. To the extent that Northstar can prudently purchase protection for the aggregate portfolio, or on a block-by-block basis, it seeks to purchase that coverage from a financially sound reinsurer.  To date, however, Northstar has not engaged in any retrocessional reinsurance transactions.

Loss Payment and Reserving Philosophy

Northstar adheres to a strict policy of conservative reserve balance establishment and maintenance. This includes protective measures to ensure that Northstar has adequate cash and liquidity to make timely payments of claims to policyholders. These reserves are balance sheet liabilities representing estimates of future obligations to pay benefit claims and claims payment expenses for reinsured policies, and are determined and confirmed actuarially.  Northstar establishes and maintains its life and annuity reinsurance reserves at a level that it estimates will, when taken together with future premium payments and interest and investment income expected to be earned in respect of reserves, be sufficient to support all future cash flow benefit and third party servicing obligations as they become payable. Northstar employs both internal actuaries and third party actuaries to ensure that both the pricing of the liabilities are accurate and that the reserve estimates are set conservatively. In all cases, the reserving actuarial function and the pricing actuarial function are separate functions. In addition, Northstar conducts most of the reserving activities and all of the underwriting activities in Bermuda.

Since the development of reserves is based upon cash flow projection models, Northstar must make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Northstar and its service providers establish these estimates based upon transaction specific historical experience, information provided by ceding companies and industry experience studies. Northstar also periodically works with its auditors as part of its strategy to ensure that the actuaries’ analyses and assumptions are reasonable. Actual results could differ materially from these estimates. Northstar monitors actual experience and, where circumstances warrant, revises its assumptions and the related life and annuity reinsurance reserve estimates.

 The executive officers of Northstar have decades of experience in the financial services sector and apply this experience to the operations of Northstar. Northstar has strict operating and risk management controls that ensure the reserving methodology employed by it is up-to-date and that it appropriately reflects the underlying risks in the life insurance or annuity products that comprise the blocks of business in the portfolio.

Legal Proceedings

Northstar is not currently involved in any litigation or arbitration. Northstar anticipates that, similar to the rest of the insurance and reinsurance industry, it will be subject to litigation and arbitration in the ordinary course of business.

Properties

Northstar’s office space in Hamilton, Bermuda is located at Hurst Holme, 12 Trott Road, Hamilton, Bermuda.

Employees

As of December 31, 2009, Northstar has three employees, based in Bermuda and Ireland and two consultants.  Northstar believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Northstar is not aware of any current efforts to implement such agreements.

Real Estate Joint Venture

On May 26, 2010, we entered into a real estate joint venture transaction with Planet Five Development Group, LLC (“Planet Five”) and Robert V. Willison.   Planet Five and Mr. Willison (collectively, the “Operating Members”) formed with us a new Florida limited liability company called Net Five Holdings, LLC (the “JV Company”).   We intend to contribute to the JV Company all of the owned real estate properties and real estate loan assets we acquired in connection with our January 2010 acquisition of the Stillwater Funds, and Planet Five and its affiliates will contribute to the JV Company not less than $100.0 million in net asset value of seven income producing operating properties and four undeveloped commercial and residential properties located in Florida (collectively, the “Contributed Assets”).  We will own a 49% Class A equity percentage interest in the JV Company, Planet Five will own a 38% Class A equity percentage interest, Mr. Willison and a third party will own in the aggregate a 12% Class B equity percentage interest in the JV Company.  The Class B equity interests only share in earning and profits of the JV Company after each of Gerova and Planet Five recoup in cash the net asset values of the respective properties contributed by them to the JV Company.  In addition, the holders of the Class B equity interests have granted to Planet Five a three year irrevocable proxy to vote all Class B equity interests in the JV Company.  Neither Planet Five nor the holders of Class B equity interests in the JV Company are affiliated with us.  The management of the JV Company will be conducted by the Operating Members through a board of managers, a majority of which members are and will be persons designated by the Operating Members of the JV Company.  Messrs. Paul Rohan and Gregory Laubach, principal owners of Planet Five, and Robert Willison will constitute a majority of the members of the board of managers of the JV Company.

Our strategic plan is for the JV Company to both manage the Contributed Assets and acquire additional real estate assets, primarily consisting of income producing residential and commercial properties.  We and the Operating Members believe that by leveraging and refinancing certain of the estimated $200.0 million of Contributed Assets, the JV Company will be able to acquire, at attractive prices, significant additional income producing real estate properties and assets.  In such connection we and Planet Five have agreed to provide joint guarantees to refinance the Contributed Assets under certain conditions and based on certain loan to value ratios and other valuation metrics.  Under proper conditions to be mutually agreed upon by both us and Planet Five, we may cause the JV Company to effect a public offering or reverse takeover of a public entity.  Consistent with our overall strategic plan, it is our intention to ultimately contribute our equity investment in the JV Company or its successor to one or more of our insurance subsidiaries.

C.	Organizational Structure

As of the date of this Annual Report, the Company is the parent company of the following entities.  Each company is a direct subsidiary of the Company, except where otherwise noted.

Name	Jurisdiction of Incorporation	Proportion of Company’s Ownership Interest
Gerova Holdings Ltd.	Bermuda	100%
Gerova Management Inc.	Florida	100%
Gerova Financial Group (UK) Ltd.	United Kingdom	100%
Gerova Advisors LLC	Delaware	100%
Gerova Asset Backed Holdings LP	Delaware	100%
Gerova Real Estate Holdings LP	Delaware	100%
Gerova WPB Venture Holdings LP	Delaware	100%
Stillwater Market Neutral Holdings LP	Marshall Islands	100%
Gerova AB Holdings Ltd.	Cayman Islands	100%
Gerova MN Holdings Ltd.	Cayman Islands	100%
WFM Holdings Ltd.	Cayman Islands	100%
Amalphis Group, Inc.	British Virgin Islands	81.5%
Allied Provident Insurance Inc.[1]	Barbados	81.5%
Net Five Holdings, LLC	Florida	49%
Northstar Group Holdings, Ltd.[2]	Bermuda	38%
Northstar Reinsurance Ltd.[3]	Bermuda	38%
Northstar Reinsurance Ireland Ltd.[3]	Ireland	38%

1.	Direct wholly-owned subsidiary of Amalphis Group, Inc.

2.	Direct partially-owned subsidiary of Stillwater Market Neutral Holdings LP. Such ownership interest represents approximately a 40% voting interest.

3.	Direct wholly-owned subsidiary of Northstar Group Holdings, Ltd. Such ownership interest represents approximately a 40% voting interest.

D.           Property, Plants and Equipment

Gerova

Our principal executive offices are located at Cumberland House, 5th Floor, 1 Victoria Street, Hamilton, HM 11, Bermuda. We consider our current office space adequate for our current operations.

Allied Provident

Allied Provident’s office space in Barbados is currently provided to them by the company with whom it contracts for management services at no additional charge.  It is located in the CGI Tower office building, in the city of St. Michael, Barbados.  Allied Provident believes that for the foreseeable future this office space will be sufficient for it to conduct its operations.  Except for computers and miscellaneous office equipment Allied Provident does not have any other material tangible assets.

Northstar

Northstar’s office space in Hamilton, Bermuda is located at Hurst Holme, 12 Trott Road, Hamilton, Bermuda. Northstar believes that for the foreseeable future this office space will be sufficient for it to conduct its operations.

ITEM 4A: Unresolved Staff Comments

None.

ITEM 5:	Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended December 31, 2009 and 2008 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report.

Overview

We currently own a controlling interest in Allied Provident, a specialty insurance company domiciled in Barbados, and a significant interest in Northstar, a Bermuda insurance holding company. At the same time, we also own what was estimated to be approximately $655 million of various investment assets (subject to assumed liabilities as well as valuation and audit adjustments).   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.

In January 2010, in connection with the Business Combinations, we acquired an 81.5% interest in Amalphis, the parent company of Allied Provident. At the same time, we also acquired the investment assets which are managed by Stillwater and Weston.  As part of our acquisition of certain of the assets managed by Stillwater, we acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar.

A.           Operating Results

Critical Accounting Policies

We have identified the following as our critical accounting policies:

Basis of Presentation

Our financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC.

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

In accordance with SFAS 52, “Foreign Currency Translation”, foreign currency balance sheets will be translated using the end of period exchange rates and statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholders’ equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Year ended December 31, 2009 compared with year ended December 31, 2008

We had net income of $335,000 for the year ended December 31, 2009 and net income of $129,000 for the year ended December 31, 2008. During the year ended December 31, 2009, we expensed $2,438,000 of costs associated with the Business Combinations and other potential transaction which did not close. During the year ended December 31, 2008, we expensed $978,000 of costs associated with other attempted acquisitions and business combinations which were partially offset with interest income resulting from our initial public offering in January 2008.  During the year ended December 31, 2009, we received $3,123,000 in connection with the termination and release of our agreement to acquire White Energy Company Limited.

Our trust account which held the proceeds of our initial public offering pending the acquisitions (the “Trust Account”) earned interest of $470,000 for the year ended December 31, 2009, and our funds outside of the Trust Account did not earn any material interest. Our Trust Account earned interest of $2,054,000 for the year ended December 31, 2008, and our funds outside of the Trust Account did not earn any material interest.

Recently Adopted Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (the “FASB”) issued guidance in the Financial Instruments and Interim Reporting Topics of the FASB ASC. This guidance requires disclosures about fair value of financial instruments in interim financial statements. It requires that disclosures be included in both interim and annual financial statements of the methods and significant assumptions used to estimate the fair value of financial instruments. This guidance is effective for periods ending after June 15, 2009, with comparative disclosures required only for periods ending subsequent to initial adoption. The Company has disclosed the assumptions used to estimate the fair value of financial instruments in the notes to financial statements.

In August 2009, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of FASB ASC. This guidance updates the fair value measurement of liabilities that provides clarification for circumstances in which a quoted price in an active market for the identical liability is not available; a reporting entity is required to measure fair value using alternative valuation techniques. This guidance provided in this update is effective for interim and annual periods beginning after August 27, 2009. Valuation techniques used by the Company are disclosed in Note 3 to financial statements.

In January 2010, the FASB issued guidance in the Fair Value Measurements and Disclosures Topic of FASB ASC. The guidance requires reporting entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance also clarified existing fair value measurement disclosure guidance about the level of disaggregation, inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The guidance does not have a material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In June 2009, FASB issued Statement of Financial Accounting Standards No. 167, Amendments to FASB Interpretation No. 46(R) (“Statement No. 167”). Statement No. 167 amends FASB Interpretation No. 46R, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46R”) to require an analysis to determine whether a company has a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The statement requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity when the holders of the entity, as a group, lose power, through voting or similar rights, to direct the actions that most significantly affect the entity’s economic performance. This statement also enhances disclosures about a company’s involvement in variable interest entities. Statement No. 167 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Although. The Company is in the process of evaluating Statement No. 167 and the impact, if any, it will have on the Business Combinations.

In September 2009, the FASB issued guidance in the Revenue Recognition Topic of FASB ASC. This guidance updates the accounting and expands disclosures for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Management is currently evaluating the impact of applying the update to the Company’s future consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

B.           Liquidity and Capital Resources

At December 31, 2009, we had cash of approximately $973,000 and working capital of approximately $198,000.  As discussed above and in the Notes to Financial Statements, in January 2010, the Company completed an acquisition of an operating company and, in addition, purchased significant investment assets.  The Company believes that it has sufficient liquidity through the sale or redemption of the various acquired investment assets to conduct its business for the coming year.  The Company may also attempt to raise additional debt and/or equity financing in connection with its planned activities or potential acquisitions.

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

On February 28, 2008, we entered into a Loan and Security Agreement with a bank pursuant to which we issued a $500,000 promissory note to the bank in exchange for a line of credit to be used for working capital and general corporate purposes. On March 28, 2008, we drew down $190,000, and on June 8, 2008 we repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, were repaid. Borrowings under the promissory note bore interest at the bank’s prime rate or, upon the occurrence of a default, at a default rate equal to the prime rate plus 2%, and were secured by certain of our assets.

On December 16, 2008, we consummated the Funding Agreement with a placement agent where we issued Notes that matured on the earlier of (a) January 16, 2010, or (b) the consummation of a business combination satisfactory to the lender. The Notes were non-recourse to the amounts held in the Trust Account and were secured by the assignment of 100,000 Ordinary Shares that are owned by certain initial shareholders. In addition, the Notes were secured by the interest earned in the Trust Account up to $2,000,000. Under the agreement, $500,000 was borrowed on December 26, 2008, and the remaining $750,000 was borrowed during the year ended December 31, 2009.  On December 1, 2009 the Notes were repaid in full.  In connection with the financing, as an inducement, certain of the Ordinary Shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow.  The value of these shares, $665,000 was treated as a capital contribution and the related financing costs are being amortized over the term of the loan.  Pursuant to the Agreement, the Company is obliged to pay, and has paid, approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total.  Such costs are included in deferred financing costs and amortized over the term of the loan.

In connection with the Business Combinations, the Company redeemed 3,278,991 ordinary shares subject to redemption for approximately $32,790,000 and repurchased 7,916,656 ordinary shares for approximately $79,639,000.  The Company has entered into a settlement and release agreement with respect to an underwriter concerning the deferred underwriting fee.  Such agreement calls for the cash payment of $250,000 and a non-interest bearing note payable for $1,300,000 which is due on December 15, 2011 (subject to a discount if paid by December 15, 2010 or June 15, 2011 of $130,000 and $65,000, respectively.  If the note is not paid at maturity, the principal amount, after a notice and cure period, would increase to 2,250,000.

The Company estimates that it has incurred approximately $23,500,000 in costs directly attributable to the Business Combinations relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 million was satisfied through the issuance of 1,391,667 Ordinary Shares.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.

In connection with the retention of a new chief executive officer (see below), the Company sold Marseilles Capital LLC 5,333,333 Ordinary Shares in consideration of a limited recourse note in the amount of $20,000,000 ($3.75 per share).  The difference between the fair value of the Ordinary Shares on the date of the sale ($5.09) and the sales price aggregated approximately $7,150,000 and was charged to operations.

C.           Research and Development, Patents and Licenses, etc.

From March 22, 2007 (inception) through December 31, 2009, the Company has not engaged in any research and development activities.

D.           Trend Information

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future.

E.           Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth a summary of the Company’s contractual obligations as at December 31, 2009:

	Less Than 1 Year	1-3 Years	Total

Contractual Obligations:	$0	$275,000	$275,000

Debt maturing within:	$0	$0	$0

Investment banking agreements	$406,000	$213,000	$619,000

Total contractual cash obligations	$406,000	$488,000	$894,000

G.           Safe Harbor

This report contains forward-looking statements and forward looking information, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are based upon our current internal expectations, estimates, projections, assumptions and beliefs as at the date of those statements or that information, including, among other things, assumptions with respect to production, future capital expenditures and cash flows. In some cases, words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements and forward-looking information.  Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements or information.  In addition, this report and the documents incorporated by reference may contain forward-looking statements and information attributed to third party industry sources.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  Such forward-looking statements and information in this report speak only as of the date of this report or as of the date specified in the documents incorporated by reference.

These statements relate to future events or our future financial performance and only reflect management’s expectations and estimates.  They are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments will be those that they have anticipated. These statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described under the heading “Risk Factors.” Specifically, some factors that could cause actual results to differ include:

•	the impairment of other financial institutions and its effect on our business;
•	requirements to post collateral or make payments due to declines in market value of assets subject to our collateral arrangements;
•	the fact that any adverse change in mortality, morbidity, lapsation or claims experience or the determination of allowances and impairments taken on our investments is highly subjective;
•	adverse capital and credit market conditions and their impact on our liquidity, access to capital and cost of capital;
•	changes in our financial strength and credit ratings and the effect of such changes on our future results of operations and financial condition;
•	inadequate risk analysis and underwriting;
•	general economic conditions or a prolonged economic downturn affecting the demand for insurance and reinsurance in our current and planned markets;
•	the availability and cost of collateral necessary for regulatory reserves and capital;
•	market or economic conditions that adversely affect the value of our investment securities or result in the impairment of all or a portion of the value of certain of our investment securities;
•	market or economic conditions that adversely affect our ability to make timely sales of investment securities;
•	risks inherent in our risk management and investment strategy, including changes in investment portfolio yields due to interest rate or credit quality changes;
•	fluctuations in U.S. or foreign currency exchange rates, interest rates, or securities and real estate markets;

•	adverse litigation or arbitration results;
•	the adequacy of reserves, resources and accurate information relating to settlements, awards and terminated and discontinued lines of business;
•	the stability of and actions by governments and economies in the markets in which we operate;
•	competitive factors and competitors’ responses to our initiatives;
•	the success of our clients;
•	successful execution of our entry into new markets;
•	successful development and introduction of new products and distribution opportunities;
•	regulatory action that may be taken by insurance regulatory authorities with respect to the Insurance Companies;
•	our dependence on third parties, including those insurance companies and reinsurers to which we cede some reinsurance, third-party investment managers and others;
•	the threat of natural disasters, catastrophes, terrorist attacks, epidemics or pandemics anywhere in the world where we or our clients do business;
•	changes in laws, regulations, and accounting standards applicable to the Insurance Companies;
•	the effect of our status as an holding company and regulatory restrictions on our ability to pay dividends;
•	other risks and uncertainties described in this report; and
•	other risks referenced from time to time in the Company’s filings with the SEC.

Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the factors described herein and in other documents we file from time to time with the SEC.

ITEM 6:	Directors, Senior Management, and Employees

A.           Directors and Senior Management

The following are the age, position and biographical information of our board of directors and executive officers. Each of these individuals serves in his respective position until his successor is duly elected or appointed and qualified.

Name	Age	Position
Gary T. Hirst	57	President and Chairman
Stuart L R Solomons	59	Managing Director
Lou Hensley	46	President & CEO/Gerova Holdings Ltd.
Arie Jan van Roon	64	Director
Leonard de Waal	62	Director
Arie Bos	61	Director
Jack Doueck	46	Director
Keith Laslop	38	Director
Michael Hlavsa	56	Chief Financial Officer and Secretary

Dr. Gary T. Hirst, originally appointed as our Co-Chief Executive Officer on an interim basis, was appointed as our President in October 2007 and as Chairman of our board of directors in April 2010. He has been a director of our company since our inception. Dr. Hirst has been responsible for the development and investment management of both offshore and domestic hedge funds, including global macro funds, funds-of-funds, currency funds, and a number of structured investment products (synthetic investment instruments, typically created by combining securities, such as notes or common stock, with derivatives such as options, that are specially created to meet specific needs that cannot be met from the standard financial instruments available in the markets) including for principal protected notes issued by Zurich Capital Markets and Rabobank which invested in diversified global portfolios of hedge funds. From 1991 to 2006, Dr. Hirst was Chairman and Chief Investment Officer of Hirst Investment Management. In his roles with Hirst Investment Management, Dr. Hirst managed over $600 million in assets on behalf of multi-national banks, pension plans, insurance companies, foundations and endowments, public companies, family offices and high net worth investors. Under his leadership, the firm established itself as a developer of innovative financial products and services, with a focus on maximizing the risk-adjusted return on its clients’ investments. From 1976 to 1991, Dr. Hirst was Investment Manager for the Hirst Family Office where he managed allocation and trading for all investment portfolios of the Hirst family and its associates. These investments included traditional asset portfolios, real estate, and a range of alternate investment strategies including hedge funds, private equity, futures trading and physical commodities. From 2003 to 2005, Dr. Hirst was a director of Alpine Select A.G., a publicly traded (Swiss Exchange) investment company based in Zug, Switzerland.

Stuart L R Solomons was appointed as our interim Managing Director in April 2010.  Since that date, he has also served as a member of our board of directors.  It is intended that Mr. Solomons will remain as Managing Director and as a member of our board of directors only until such time as a suitable replacement is appointed.  For the past ten years Mr. Solomons has engaged in an international tax practice as a partner in the offices of Transtax Limited, based in Lugano, Switzerland.  In addition, he founded and for the past six years has served as Chairman of one of the largest privately owned companies in the United Kingdom specializing in assisting individuals in the annulment of personal insolvencies.  In addition, Mr. Solomons was the former chairman of AMEC, the world’s largest independent recording consol manufacturer in the world.  AMEC earned the Queens Award for industry for 3 consecutive years for its contribution to British exports.  Mr. Solomons has held the position of visiting professor of international law and has lectured extensively and spoken at a number of conferences.  Mr. Solomons holds a Masters of International Law.

Lou Hensley has served as the President and Chief Executive Officer of Gerova Holdings Ltd., a subsidiary of the Company, since April 2010.  He also serves as the head of the Gerova Insurance Group (as defined below).  Prior to joining us, Mr. Hensley spent ten years as a senior vice president with Wells Fargo & Co., the third largest bank in the U.S., and an executive officer of Wells Fargo’s Bermuda-based reinsurance subsidiary, Union Hamilton Reinsurance, Ltd.  Mr. Hensley was instrumental in helping Union Hamilton grow from a start-up company to a multi-billion dollar reinsurance company. Mr. Hensley joined Wells Fargo and Union Hamilton as a result of Wachovia/Wells Fargo’s acquisition of Pivot, a leading insurance-focused technology and financial information services company of which he was co-founder and president. Mr. Hensley also served as vice president of corporate development for Jackson National Life, a $87 billion subsidiary of Prudential plc., where he was principally responsible for the development and execution of the company’s merger and acquisition business plan in North America. He also held positions at the Swiss Re affiliate, The Midland Life Insurance Company, and Conseco. Mr. Hensley has over twenty years experience in the insurance industry and has played an instrumental part in M&A, product design, capital management, and corporate strategy.  He holds a BS in Actuarial Science and Accounting from Ball State University.

Arie Jan van Roon has served as a director of the Company since our inception.  From January 2000 to the present, he has served as the managing partner of TransTax LLP, a Swiss-based private wealth management firm. The firm provides financial advisory services to high net worth investors and family offices principally within the European Union. In January 2007, he established Pure Glow Finance Limited of which he is the Managing Director as well as the sole shareholder, with the same activities as TransTax LLP and also the beneficial owner and investment advisor of Noble Investment Fund Limited, one of our principal shareholders. Prior to founding this firm, from 1984 to 2000, Mr. van Roon established van Roon Partners, Ltd., a private equity and advisory firm with an emphasis on investment in distressed, turn around and special situations with a geographic focus on Europe and across a wide range of industries. In addition to investment management experience, during this period he also developed operational experience in his capacity as acting interim CEO for investee companies in the consumer goods, airline and service industries including Girmi spa, an Italian industrial firm, Intair GMBH, an airline handling company based in Germany, and Aerolloyd, a German airline. In 1990, Mr. van Roon entered into a joint venture arrangement with US-based Quantum Development Corporation, a boutique venture capital firm specializing in early stage high tech and pharmaceutical companies. In connection with this activity, from January 2000 to May 2000 he acted as interim CEO of Alyn Corporation, a NASDAQ listed innovative materials firm. Mr. van Roon has never been employed by any of the above companies and has always acted as a consultant or owner. Mr. van Roon is a Dutch citizen who lives in Lugano, Switzerland and in Milan, Italy. He obtained a doctoral degree (Drs) from Erasmus Rotterdam University in 1971, where his thesis centered on Bayesian Statistics.

Leonard de Waal has served as a director of the Company since April 2008.  He has over 32 years experience in the financial industry and in particular, portfolio management. From 1984 to July 2002, Mr. de Waal served as a senior relationship manager and discretionary portfolio manager with Merrill Lynch (Luxembourg).  From January 2005 to August 2006, he has served as a part-time managing director of Eduma Marketing & Education S.A.  From November 2004 to January 2006, Mr. de Waal has served as a part-time senior portfolio manager for Fuchs & Associés Finance Luxembourg S.A. and as a part-time accounting manager of Shire Holdings Europe S.à.r.l. and Shire Holdings Ireland Ltd., Luxembourg Branch from September 2005 to the present. From March 2007 to the present, Mr. de Waal has served as a part-time manager of Triseas Korea Property S.à.r.l., Luxembourg. From April 2008 to March 2009, he served as a part-time accounting supervisor of Severn Trent Luxembourg Finance SA, Severn Trent Luxembourg Holdings SA, Severn Trent Luxembourg Overseas Holdings SA, Severn Trent Luxembourg Overseas Finance SA and Severn Trent European Limited, S.à.r.l.  Since November 2009, Mr. de Waal has served as managing director of Red Lion International Management S.A. in Luxembourg.  He is currently a director of FFH Financial Holding S.A. and Fairfax Holdings Luxembourg S.à.r.l.  Mr. de Waal is a U.S. registered broker-dealer (FINRA Series 7, 6 and 3) and Discretionary Asset Manager (Merrill Lynch Corporate Campus).

Arie Bos has served as a director of the Company since January 2009. From 2002 to 2006, Mr. Bos served as the Business Development Manager at Fortis Luxembourg, a commercial banking firm, where he was responsible for mergers and acquisitions for the firm.  From 1980 to 2002, Mr. Bos served as an options and operations specialist, administrative director and financial consultant at Merrill Lynch International in London and Luxembourg.  From 1978 to 1980, he was a clearing manager at the European Option Exchange.  Mr. Bos is currently retired. He earned 3 degrees from the School of Graphic Design and School of Commerce in Accountancy and Modern Business Administration from Utrecht University in 1969, 1970 and 1972.  Mr. Bos received his Series 3 and Series 7 certifications from the Financial Industry Regulatory Authority in 1989 (Series 3) and 1990 (Series 7).

Jack Doueck was appointed to the board of directors of Gerova in January 2010.  Mr. Doueck is a principal of Stillwater and Stillwater Capital Partners, LLC, a Delaware limited liability company and the investment manager of the Stillwater Funds (the “Stillwater LLC”), since 1997. Commencing in 1999, with Stillwater, Stillwater LLC has formed and managed the Stillwater Funds. Mr. Doueck was responsible for the formation of one of the first convertible bond arbitrage hedge funds in January 1992. Mr. Doueck has been researching and actively investing, on his own behalf and for others, in alternative strategies since 1985. He is a published author and has been a featured speaker at alternative investment conferences around the world. Mr. Doueck currently serves on the Board of Directors of several charitable organizations. Mr. Doueck graduated Valedictorian, Summa Cum Laude, from Yeshiva University in 1985 and has attended the Bernard Revel Graduate School.

Keith Laslop was appointed as a director of the Company in May 2008.  Mr. Laslop is a chartered accountant and holds the Chartered Financial Analyst (CFA) accreditation. From 2004 to 2008, Mr. Laslop served as the President of Prolexic Technologies, Inc., a managed digital security service provider, where he was responsible for the growth and financial performance of the company.  From 2001 to 2004, he served as the Chief Financial Officer and Business Development Director of Elixir Studios Ltd., a London-based interactive entertainment software developer, where he was responsible for originating and negotiating new development contracts, as well as securing three rounds of capital to fund operations. Prior to Elixir, Mr. Laslop was Director of Business Development EMEA at Inktomi, a public Internet infrastructure software company.  He has a background in structuring and negotiating various mergers and acquisitions in London, England and Toronto, Canada.   Mr. Laslop earned an Honors Business Administration degree from the University of Western Ontario in 1993 and his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1996. In addition, he earned his Chartered Financial Analyst designation from the Institute of Chartered Financial Analysts in 1999.

Michael Hlavsa. Mr. Hlavsa is an experienced executive that has over 33 years of combined financial and operational experience. He is both a Certified Public Accountant and a Certified Internal Auditor. He has spent over 18 years working in the United States casino industry. From 2004 to the present, he has been the founder and principal owner of Signature Gaming Management LLC, a consulting firm specializing in advising emerging companies engaged in gaming operations. In 2005, he served as Chief Executive Officer for Titan Cruise Lines, a casino business which operated a 2,000 passenger ship and high speed shuttles. From 2001 to 2004, Mr. Hlavsa was the Chief Executive Officer for SunCruz Casinos, the largest day cruise gaming company in the United States. From 1997 to 2000, Mr. Hlavsa was Managing Partner at Casino Princesa in Miami, Florida where he was responsible for the development and operation of a large mega-yacht gaming vessel. From 1993 to 1997, he served as Chief Financial Officer and Vice President, Midwest region, for Lady Luck Gaming Corporation, a publicly traded company. While at Lady Luck, he participated in that company’s initial public offering of equity and a $185 million debt financing. From 1991 to 1993, Mr. Hlavsa was the Vice President of Finance and Administration for the Sands Hotel and Casino in Las Vegas, Nevada. His first 12 years of gaming experience was in Atlantic City, New Jersey in various audit and finance positions with well-established gaming companies such as Caesars, Tropicana and Trump Plaza. Since March 2007, Mr. Hlavsa has served as Chief Financial Officer and a director of Gerova.  Since November 2007, he has also served as the Chief Financial Officer and Director for Fund.com Inc., a publicly trade company.  He received a Bachelor of Science degree from Canisius College in Buffalo, New York in 1975.

Family Relationships

There are no family relationships among our executive officers and directors.

Involvement in Certain Legal Proceedings

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

B.           Compensation

On April 8, 2010, Marshall Manley, our then chief executive officer and chairman of our board of directors, resigned from all positions held with the Company.  In connection with the resignation, we entered into a Separation Agreement and Release with Mr. Manley. We also entered into a Share Repurchase Agreement with Mr. Manley and Marseilles Capital LLC, an affiliate of Mr. Manley, pursuant to which Marseilles Capital LLC agreed to sell 5,333,333 Ordinary Shares back to the Company as further described in Item 8B below.

The non-executive members of our board of directors (other than Mr. Doueck) are paid annual director’s fees in the amount of $11,000.  Such fees are paid on the last day of each calendar quarter in cash.

Employment Agreements

Effective April 1, 2010, Mr. Hensley and the Company entered into an employment agreement, pursuant to which, among other things, Mr. Hensley serves as President and Chief Executive Officer of Gerova Holdings, Ltd. (“Holdings”) for an initial term of three years, subject to mutual agreement to extend the term for such period as may be agreed.  Mr. Hensley shall also provide services to one or more direct or indirect subsidiary corporations or divisions of the Company or related affiliates of the Company that are engaged in the insurance and/or reinsurance businesses (the “Gerova Insurance Group”).  He also has such additional responsibilities or duties with respect to the Company as may be determined and assigned to him by our board of directors.

Mr. Hensley is entitled to a base salary of $400,000, subject to increase at the discretion of our board of directors, and to a targeted bonus of 100% of his base salary as may be determined by the board of directors.  Mr. Hensley is also entitled to receive options to purchase 120,000 Ordinary Shares under our Stock Incentive Plan.  Such options shall vest at a rate of one-third per year on the each anniversary of the employment agreement and are exercisable at a price per share that is the greater of 100% of the closing market price of the Ordinary Shares, as traded on the NYSE Amex Exchange or other national securities exchange, or 100% of the per share value of the shareholders’ equity of the Company. Such options are subject to immediate vesting if Mr. Hensley terminates the employment agreement for “good reason” or his employment is terminated for reasons other than “cause”.   Should Mr. Hensley’s employment be terminated for “cause”, all such options be immediately cancelled and forfeited.   Mr. Hensley is also entitled to receive standard insurance, health and medical benefits as are generally made available to other employees of the Company.

In the event of Mr. Hensley’s death during the term of the agreement, Mr. Hensley’s salary and performance bonus will be paid to his designated beneficiary, estate or other legal representative for twelve months following his death. In the event of Mr. Hensley’s disability during the term of the agreement, he will be entitled to receive twelve months’ salary following such disability plus any accrued but unpaid performance bonus. This disability payment is in addition to other long-term disability benefits provided to Mr. Hensley for a period of eighteen months following such disability. For the purposes of this agreement, “disability” is deemed to have occurred if Mr. Hensley is unable by reason of sickness, disease or accident to substantially perform his duties under the agreement for an aggregate of 90 days in any one year period.

Upon termination of the agreement for “cause” by the Company, Mr. Hensley will be entitled to receive his base salary hereunder through the date of termination.  If the agreement is terminated by Mr. Hensley for “good reason”, he shall be entitled to receive his base salary owing through the remaining term of employment plus an amount equal to 50% of such amount (up to a maximum payment of $800,000), any accrued but unpaid performance bonus, and the health, medical insurance and other benefits which are normally provided to Mr. Hensley for a period of six months following such termination.  In addition, any stock options granted to Mr. Hensley which have not vested or are not yet exercisable shall automatically vest and become immediately exercisable for a period of five years following such date of termination.

 For the purposes of this agreement, “cause” is defined as any breach by Mr. Hensley of any material covenant, condition or term contained in the employment agreement, which breach has been committed either in bad faith or without reasonable belief by him that the act or omission giving rise to such breach was in the best interests of the Company, and his failure to cure such breach within sixty days of his receipt of written notice with respect thereto, or any conviction of Mr. Hensley of a crime of moral turpitude or a felony of a nature that would either result in his incarceration or could reasonably be expected to materially and adversely affect the Company and its reputation in the business and investment community.  For the purposes of the agreement, “good reason” is defined as any of the following events: (i) Mr. Hensley is not retained as Chief Executive Officer and President of the Gerova Insurance Group; (ii) the Company materially reduces his duties and responsibilities; (iii) the Company requires Mr. Hensley to move his principal office out of Charlotte, North Carolina; or (iv) the Company fails to perform or observe any of its material obligations under the agreement including, without limitation, by failing to provide or cause the provision of, any compensation or benefits that it is obligated to provide thereunder.

Pursuant to his employment agreement, Mr. Hensley agrees to a covenant not to compete during the term of the agreement and for a period of twelve months thereafter, which covers any business which provides reinsurance and other insurance products. Mr. Hensley also agrees to maintain the confidentiality of certain information in certain circumstances.

Long-Term Incentive, Retirement and Pension Plans

The Company recently adopted a Stock Incentive Plan (the “2010 Plan”) for its employees, which was approved by the shareholders at an extraordinary general meeting. The 2010 Plan was filed with the SEC on May 3, 2010 as Exhibit A to the Company’s Proxy Statement filed as Exhibit 99.2 to the Company’s Interim Report on Form 6-K.

General. The 2010 Plan provides for various types of awards denominated in Ordinary Shares to employees, officers, nonemployee directors and agents of the Company and its participating subsidiaries. The purposes of the 2010 Plan are to align employee interests with those of our shareholders, to attract and retain employees by providing competitive compensation opportunities, and to provide incentives for those employees who contribute to the long-term performance and growth of the Company and its subsidiaries.

Administration. The 2010 Plan is administered by the compensation committee of the board of directors. With respect to participants who are directors, the plan may be administered by the entire board of directors.

The committee has the authority to administer and interpret the 2010 Plan, to determine the employees to whom awards will be made under the 2010 Plan and, subject to the terms of the 2010 Plan, the type and size of each award, the terms and conditions for vesting, cancellation and forfeiture of awards and the other features applicable to each award or type of award. The committee may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, waive any conditions or restrictions imposed with respect to awards or the stock issued pursuant to awards and make any and all other determinations that it deems appropriate with respect to the administration of the 2010 Plan, subject to the minimum vesting requirements of the 2010 Plan, the prohibitions in the 2010 Plan against re-pricing, the provisions of Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the laws of the Cayman Islands and the Amended Articles and any other applicable laws or exchange rules.

The committee may delegate some or all of its authority over administration of the 2010 Plan to one or more officers or directors, except with respect to persons who are Section 16(a) officers or covered employees (as defined in the 2010 Plan).

Eligibility. All “employees” of the Company - within the broad definition set forth in the instructions to the SEC’s Form S-8 registration statement - are eligible to receive awards under the 2010 Plan. This definition includes nonemployee directors of the Company. Participation is discretionary - awards are subject to approval by the committee.

Shares Subject to the Plan. The 2010 Plan provides that up to 20 million shares shall be available for grant pursuant to the various types of awards that may be granted under the plan, but that each share subject to an option or SAR shall be counted as one share.

The number of shares authorized for grant under the 2010 Plan is subject to adjustment, as described below, if there is a change in the Ordinary Shares, such as a share split or other transaction that increases (or decreases) the number of Ordinary Shares outstanding.

The maximum number of Ordinary Shares that may be issued under the 2010 Plan will not be affected by the payment in cash of dividends or dividend equivalents in connection with outstanding awards, the granting or payment of stock-denominated awards that by their terms may be settled only in cash, or awards that are granted in connection with a transaction between the Company or a subsidiary and another entity or business in substitution or exchange for, or conversion adjustment, assumption or replacement of, awards previously granted by such other entity to any individuals who have become employees (as defined in the 2010 Plan) as a result of such transaction.

Ordinary Shares issued in connection with awards under the 2010 Plan may be shares that are authorized but unissued, or previously issued shares that have been reacquired, or both.

If an award under the 2010 Plan is forfeited, canceled, or terminated or expires prior to the issuance of shares, the shares subject to the award will be available for future grants under the 2010 Plan. However, shares subject to outstanding awards granted under other plans shall not be subject to future issuance pursuant to awards granted under the 2010 Plan.

Limits on Awards. There are no limits to the class or classes of employees to which awards may be granted under the 2010 Plan, or to the number of shares authorized for grant that may be granted pursuant to the various types of awards permitted under the plan. However, the aggregate number of Ordinary Shares that may be subject to awards of options and SARs, and/or stock awards under the 2010 Plan to any one employee in a calendar year shall not exceed 1,000,000. This limit will be subject to adjustment, as described below, to reflect certain changes in the outstanding Ordinary Shares, such as a share split.

Types of Awards. The following types of awards may be made under the 2010 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the committee, in its sole discretion, subject to such limitations as are provided in the plan. The number of shares subject to any award is also determined by the committee, in its discretion.

Restricted Stock. A restricted stock award is an award of outstanding Ordinary Shares that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the committee, and which may be forfeited if conditions to vesting are not met. Participants generally receive dividend payments on the shares subject to their award during the vesting period (unless the awards are subject to performance-vesting criteria) and are also generally entitled to indicate a voting preference with respect to the shares underlying their awards. All shares underlying outstanding restricted stock awards are voted proportionately to the restricted shares for which voting instructions are received.

Deferred Stock. A deferred stock award is an unfunded, unsecured promise to deliver Ordinary Shares to the participant in the future, if the participant satisfies the conditions to vesting, as determined by the committee.  Participants do not have voting rights, but generally receive dividend equivalent payments during the vesting period (unless the awards are subject to performance-vesting criteria).

Stock Units. A stock unit is an award denominated in Ordinary Shares that may be settled either in shares and/or cash, subject to terms and conditions determined by the committee.

Stock Payment. Subject to plan limits, the committee may issue unrestricted Ordinary Shares, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the committee shall determine. A stock payment may be granted as, or in payment of, a bonus (including without limitation any compensation that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code), or to provide incentives or recognize special achievements or contributions. Because stock payments are not subject to vesting conditions, they may be made only from the 20% of the shares authorized for awards under the 2010 Plan that are not subject to the minimum vesting requirements described below.

Non-qualified Stock Options. An award of a nonqualified stock option under the 2010 Plan grants a participant the right to purchase a certain number of Ordinary Shares during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the “fair market value” (see below) of the Ordinary Shares on the grant date. The term of a non-qualified stock option may not exceed 10 years from the date of grant. The exercise price may be paid with cash, Ordinary Shares already owned by the participant or with the proceeds from a sale of the shares subject to the option. A non-qualified stock option is an option that does not qualify under Section 422 of the Code.

Incentive Stock Options. An incentive stock option is a stock option that meets the requirements of Section 422 of the Code, which include an exercise price of not less than 100% of “fair market value” on the grant date, a term of no more than 10 years, and that the option be granted from a plan that has been approved by shareholders.

Stock Appreciation Rights (SARs). A SAR, upon exercise, entitles the participant to receive an amount equal to the difference between the fair market value of Ordinary Shares on the exercise date and the exercise price of the SAR (which may not be less than 100% of fair market value of an Ordinary Share on the grant date) times the number of shares subject to the SAR. A SAR may be granted in substitution for a previously granted option, and if so, the exercise price of any such SAR may not be less than 100% of the fair market value of Ordinary Shares as determined at the time the option for which it is being substituted was granted. Payment to a participant upon the exercise of a SAR may be in cash and/or Ordinary Shares.

Definition of “Fair Market Value.” For purposes of any option or SAR granted under the 2010 Plan, “fair market value” means the NYSE Amex Exchange (or other national securities exchange) closing price on the trading date immediately preceding the grant date, or the closing price on the grant date in the case of a grant to a Section 16(a) officer.

Minimum Vesting Requirements. Under the 2010 Plan, the shares available for awards under the plan may not be vest in full prior to the third anniversary of the award date (except in certain circumstances, such as retirement, death, disability, leave of absence, termination of employment, the sale or other disposition of a participant’s employer or other similar event). Additionally, this three-year minimum vesting schedule will not apply to the extent that any award would become vested upon the achievement of performance objectives over a period of at least one year, and such objectives are in fact achieved.

Payment of Exercise Price. Payment of the exercise price of a non-qualified stock option or incentive stock option may be made by methods permitted by the committee from time to time, including payment in cash, by tendering (actually or by attestation) Ordinary Shares owned by the participant for any minimum period of time that the committee may specify, and that have a fair market value equal to the exercise price; by a combination of cash and Ordinary Shares; or by authorizing the sale of the number of shares otherwise issuable upon exercise, with the sale proceeds applied towards the exercise price. Additionally, the committee may provide that stock options can be net exercised, that is, to be exercised by issuing shares having a value approximately equal to the difference between the aggregate value of the shares as to which the option is being exercised and the aggregate exercise price for such number of shares.

Prohibition against Repricing. The 2010 Plan prohibits the issuance of awards in substitution for outstanding awards or any other adjustment that would constitute a repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule) of awards.

Additional Forfeiture Provisions. Awards granted under the 2010 Plan are subject to forfeiture if, after a termination of employment, the participant engages in certain activities that are materially injurious to or in competition with the Company.

Non-U.S. Participants. To accommodate differences in local law, tax policy or custom, awards granted to employees who are not U.S. nationals or who are employed outside the U.S. may be subject to special terms, conditions and documentation as provided by the committee.

Deferrals. The committee may postpone the exercise of awards, or the issuance or delivery of shares or cash pursuant to any award for such periods and upon such terms and conditions as the committee determines, but not in contravention of Section 409A of the Code. In addition, the committee may, but not in contravention of Section 409A of the Code, determine that all or a portion of a payment to a participant, whether in cash and/or shares, will be deferred in order to prevent the Company or any subsidiary from being denied a federal income tax deduction with respect to an award granted under the 2010 Plan.

Non-Transferability. During the vesting period, and prior to the lapse of any sale restriction on shares delivered in an option exercise, awards and sale restricted shares are not transferable other than by will or the laws of descent and distribution. However, the committee may permit participants to transfer certain nonqualified stock options or shares issued as a result of an option exercise but that are subject to a restriction on transferability, one time to an immediate family member or a trust for the benefit of immediate family members.

Adjustments. The 2010 Plan provides that the committee shall make appropriate equitable adjustments to the maximum number of shares available for issuance under the 2010 Plan and other limits stated in the plan, the number of shares covered by outstanding awards, and the exercise prices and performance measures applicable to outstanding awards. Such changes will be made to reflect changes in the capital structure of the Company (including a change in the number of Ordinary Shares outstanding) on account of any share dividend, share split, reverse share split, share consolidation or any similar equity restructuring, or any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization or similar event, and/or to the extent necessary to prevent the enlargement or diminution of participants’ rights by reason of any such transaction or event or any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders. Such adjustments will be made only to the extent they conform to the requirements of applicable provisions of the Code and other applicable laws and regulations. The committee, in its discretion, may decline to adjust an award if it determines that the adjustment would violate applicable law or result in adverse tax consequences to the participant or to the Company.

Change of Control. The 2010 Plan provides that at any time prior to, at or after the time of a “change of control” (as defined in the plan) that, with respect to a participant whose employment has been terminated as a result of the change of control, the committee, may, in its discretion, provide for the acceleration of any time periods or the waiver of any other conditions to vesting, exercise, payment or distribution of an award, or provide for the purchase of any award. For these purposes, a termination as a result of the change of control shall mean involuntary termination of employment other than for “gross misconduct” or by the participant for “good reason” (each as defined in the applicable award agreement) upon, or on or prior to the first anniversary of the change of control. In addition, the committee may also provide for the termination or adjustment of awards as it deems necessary to reflect a transaction or change, or for the assumption or substitution of awards by a surviving corporation, upon a change of control. The 2010 Plan defines a “change of control” to mean (i) a person acquiring direct or indirect beneficial ownership of 50 percent (50%) or more of the combined voting power of the Company’s then outstanding securities (30 percent (30%) if such “person” acquires such securities within a twelve month period); (ii) adoption by shareholders of a plan or proposal for the dissolution or liquidation of the Company; (iii) certain changes in the majority of the board of directors of the Company (not including the election of directors whose election or nomination was approved by a majority of the then incumbent board); (iv) a sale, transfer or distribution of all or substantially all of the Company’s assets; or (v) a reorganization, merger, consolidation or other corporate transaction that results in shareholders not owning more than 50% of the combined voting power of the Company or other corporation resulting from the transaction. Notwithstanding the foregoing, for any awards subject to Section 409A of the Code, the effect of a change of control and what constitutes a change of control shall be set forth in the terms governing the actual award.

Amendment and Termination. The 2010 Plan may be further amended or terminated by the committee at any time, provided that no amendment shall be made without shareholder approval if it would materially increase the number of shares available under the plan, materially expand the types of awards available under the plan or the class of persons eligible to participate in the plan, materially extend the term of the plan, materially change the method of determining the exercise price of an option or SAR granted under the plan, delete or limit the prohibition against repricing, or otherwise require approval by shareholders in order to  comply with applicable law or the rules of the NYSE Amex Exchange (or principal national securities exchange upon which the Ordinary Shares are traded). Notwithstanding the foregoing, with respect to awards subject to Section 409A of the Code, any termination, suspension or amendment of the plan shall conform to the requirements of Section 409A of the Code. Except as may be required to comply with applicable tax law, no termination, suspension or amendment of the plan shall adversely affect the right of any participant with respect to a previously granted award without the participant’s written consent.

Duration. The 2010 Plan will terminate on April 9, 2015, unless terminated earlier by our board of directors.

Plan Benefits. Future benefits under the 2010 Plan are not currently determinable. Whether future awards are made depends on committee actions, and even in cases where the terms of employee contracts call for guaranteed bonuses to be paid as stock awards, or otherwise provide for any type of equity awards, all equity awards are subject to vesting conditions, so the monetary benefits to be gained from any equity award will ultimately depend on the future price of Ordinary Shares, among other factors.

C.           Board Practices

Director Independence

We are subject to the Sarbanes-Oxley Act of 2002, as amended, and the rules of the NYSE Amex Exchange in determining whether a director is independent. The board of directors also will consult the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE Amex Exchange listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Those rules also identify specific relationships and transactions, generally existing or occurring during the three years prior to the independence determination, which preclude a director from being an independent director, including employment by the company, receipt by the director or certain family members of compensation in excess of $120,000 per year, service by a family member as an executive officer, certain business relationships with the company and certain compensation committee interlocks and being a partner in or employee of the company’s auditors.  Consistent with these considerations, the board of directors will include four independent directors and three non-independent directors. The four independent directors are Messrs. van Roon, de Waal, Bos and Laslop.  The three non-independent directors are Messrs. Hirst, Solomons and Doueck.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors.  Our board of directors consists of seven members, five of whom we believe are independent directors under currently applicable listing standards of the NYSE Amex Exchange. None of the Company’s directors have any service contracts for serving as directors.

Our board of directors is divided into three classes of directors who serve in staggered three-year terms, as follows:

•	Class I directors are Messrs. Bos and Doueck, and their terms will expire at the annual general meeting of shareholders to be held in 2011;
•	Class II directors are Messrs. De Waal, Laslop and van Roon, and their terms will expire at the annual general meeting of shareholders to be held in 2012; and
•	Class III directors are Messrs. Hirst and Solomons, and their terms will expire at the annual general meeting of shareholders to be held in 2013.

At each annual general meeting of our shareholders, the successors to the directors whose terms expire at each such meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected. As a result, only one class of directors will be elected at each annual general meeting of our shareholders, with the other classes serving for the remainder of their respective three year terms.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Board Committees

Our board of directors has established the following committees: (i) Audit Committee, (ii) Corporate Governance Committee, (iii) Compensation Committee and (iv) Business Combination Committee. The board of directors has adopted charters for these committees.

Audit Committee

Our Audit Committee consists of Messrs. Bos, Laslop and van Roon, with Mr. Laslop serving as chairman. Each member of our Audit Committee is financially literate under the current listing standards of the NYSE Amex Exchange, and our board of directors has determined that at least one the members of the Audit Committee qualifies as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Amex Exchange rules.

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

Corporate Governance Committee

Our Corporate Governance Committee consists of Messrs. Bos, de Waal and Hirst, with Dr. Hirst serving as chairman. The Corporate Governance Committee insures that we have the best management processes in place to run the Company legally, ethically and successfully in order to increase shareholder value. The principal functions of the Corporate Governance Committee are:

•	advising the board of directors with respect to it composition, procedures and committees;
•	assisting the board of directors in identifying, evaluating, and nominating candidates to serve as members of the board of directors and its various committees;
•	recommending to the board of directors any director nominees for the next annual general meeting of shareholders;
•
reviewing and making recommendations to the board of directors regarding the composition of the board of directors, the operations of the board of directors, and the continuing qualifications of incumbent directors, including any changes to a director’s primary activity;

•
reviewing annually and making recommendations to the board of directors as to whether each non-management director is independent and otherwise qualified in accordance with applicable law or regulation;

•	developing, reviewing and making recommendations to the board of directors regarding corporate governance policies, procedures and ethical conduct;
•	monitoring our corporate governance policies and procedures;
•	reviewing and assessing our management succession plan; and
•	recommending and monitoring public affairs giving and involvement.

The Corporate Governance Committee identifies potential director nominees based upon recommendations by directors, management, or shareholders, and then evaluates the candidates based upon various factors, including, but not limited to:

•	a reputation for honesty and integrity and a willingness and ability to spend the necessary time to function effectively as a director;
•	an understanding of business and financial affairs and the complexities of business organizations;
•	a general understanding of our specific business and industry;

•	strategic thinking and willingness to share ideas, network of contacts, and experience; and
•	a proven record of competence and accomplishments through leadership in industry, education, the professions or government.

The Corporate Governance Committee considers these and other criteria to evaluate potential nominees and does not evaluate proposed nominees differently depending upon who has made the proposal. To date, we have not paid any third-party fees to assist in this process.

 The Corporate Governance Committee will consider and make recommendations to the board of directors regarding any shareholder recommendations for candidates to serve on the board of directors. However, it has not adopted a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical development of the Company.

Compensation Committee

Our Compensation Committee consists of Messrs. Doueck, Hirst and van Roon, with Mr. van Roon serving as chairman. The principal functions of the Compensation Committee include:

•	reviewing and making recommendations to the board of directors regarding all forms of salary, bonus and stock compensation provided to executive officers;
•	the long-term strategy for employee compensation, including the types of stock and other compensation plans to be used by the Company; and
•	overseeing the overall administration of the Company’s equity-based compensation and stock option plans, including the 2010 Plan.

There are no Compensation Committee interlocks between the Company and other entities involving the Company’s executive officers and directors who serve as executive officers of such entities. None of the Company’s executive officers have served as members of a compensation committee or as a director of any other entity that has an executive officer serving on the Compensation Committee or as a member of our board of directors.

Business Combination Committee

Our Business Combination Committee consists of Messrs. de Waal, Laslop and van Roon, with Mr. Laslop serving as chairman. The Business Combination Committee assists the board of directors in the identification of companies that the Company could acquire (“Targets”), the negotiation and execution of letters of intent (“LOI(s)”) with the Targets, the completion of due diligence on Targets, and the negotiation and preparation of definitive transaction documents to acquire Targets.

The Business Combination Committee has authority with respect to the following matters:

•
the identification of potential Targets, including the hiring and instruction of agents, finders, investment bankers, and other third parties that the Business Combination Committee deems advisable to assist with such identification;

•
the determination of with which Targets the Company should sign LOIs, on which Targets the Company should perform due diligence and with which Targets the Company should negotiate definitive acquisition documents;

•	the negotiation, preparation and execution of LOIs with Targets, including the authority to hire and instruct outside counsel to assist with such negotiation, preparation and execution;
•
the completion of due diligence on Targets, including the authority to hire and instruct outside counsel, agents, consultants, investment bankers, and any other third parties that the Business Combination Committee deems advisable to assist with such due diligence; and

•	the negotiation and preparation of definitive transaction documents to acquire Targets, including the authority to instruct outside counsel to assist with such negotiation and preparation.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act, which is filed as Exhibit 99.1 to our Registration Statement on Form S-1 (File No. 333-145163), as filed with the SEC on August 6, 2007. Our Code of Ethics applies to our chief executive officer and our senior financial officers.

D.           Employees

Our Company

As of April 30, 2010, we have three executive officers, two of whom are also members of our board of directors. We believe that our employee relations are good. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such agreements.

Allied Provident

As of December 31, 2009, Allied Provident has three employees, based in Barbados, two of whom are executive officers.  Other services which Allied Provident needs are provided by a third-party management company.  Allied Provident believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Allied Provident is not aware of any current efforts to implement such agreements.

Northstar

As of December 31, 2009, Northstar has three employees, based in Bermuda and Ireland and two consultants.  Northstar believes that its employee relations are good. Its employees are not subject to any collective bargaining agreements, and Northstar is not aware of any current efforts to implement such agreements.

E.           Share Ownership

The following table sets forth information known to the Company regarding the beneficial ownership of the Ordinary Shares as of May 24, 2010 by:

•	each person known by the Company to be the beneficial owner of more than 5% of the Ordinary Shares;
•	each of the Company’s executive officers and directors; and
•	all executive officers and directors of the Company as a group.

As of April 23, 2010, the holders of over two-thirds of the Company’s outstanding voting shares, including the record holders of 742,250 of the Preferred Shares, consented to a modification of the conversion terms of the Preferred Shares, by providing that the Preferred Shares may be converted at any time into Ordinary Shares at a conversion price of $6.00.  Previously the Preferred Shares were convertible at a rate of one-sixth of the Preferred Shares per month, commencing on July 31, 2010, at a conversion price of $7.50. On May 12, 2010, after the Company’s extraordinary general meeting, all of the Preferred Shares were converted into Ordinary Shares. Upon conversion, the holders of the Preferred Shares received up to a maximum of 123,708,333 Ordinary Shares, subject to reduction based on appraisals and audits of the net asset values of the assets acquired from the Stillwater Funds and from the Wimbledon Funds.  As of the date of filing of this Annual Report, no Preferred Shares are issued or outstanding.

Unless otherwise indicated, the Company believes that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

Name of Beneficial Owner (1)	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (2)(3)(5)
Rineon Group, Inc.(4)	9,025,000	6.8%
Jack Doueck(5)	2,281,667	1.7%
Arie Jan van Roon(6)(7)	1,937,500	1.5%
Gary Hirst(7)	683,600	*
Michael Hlavsa	62,500	*
Leonard de Waal	0	-
Arie Bos	0	-
Keith Laslop	0	-
Stuart Solomons	0	-
Lou Hensley	0	-
All directors and executive officers as a group (nine persons) (1)(5)(6)(7)	4,406,667	3.5%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each holder is Cumberland House, 5th Floor, 1 Victoria Street, Hamilton, HM 11, Bermuda.

(2)	Based on approximately 133,400,000 Ordinary Shares currently outstanding.

(3)
An aggregate of 19,000,000 Ordinary Shares (subject to adjustment based upon audits of the Wimbledon Funds) are held of record by Wimbledon Financing Master Fund Ltd. (“WFMF”) and Wimbledon Real Estate Financing Master Fund Ltd. (“WREF”) on behalf of the various investors thereof. WFMF and WREF are required to vote in accordance with the recommendations of a majority of the members of the board of directors of the Company, subject to limited exceptions.   Weston Capital Asset Management LLC (“Weston”), a wholly-owned subsidiary of Weston Capital Management LLC (“WCM”), is the investment manager for WFMF and WREF, and Weston and WCM  may be deemed to beneficially own any shares beneficially owned by WFMF or WREF.     The business address of Weston, WCM, WFMF and WREF is 264 Riverside Avenue, Westport, Connecticut 06880.  Each of Weston, WCM, WREF, WFMF and their respective principals have disclaimed beneficial ownership of any Ordinary Shares.

(4)	The address for Rineon Group, Inc. is 4140 East Baseline Road, Suite 201, Mesa AZ 85206.

(5)
Includes 266,667 Ordinary Shares issued to Stillwater Capital Partners, Inc.  Also includes 2,015,000 Ordinary Shares owned by Stillwater Capital Partners, Inc. or its affiliates (the “Stillwater Parties”). Such estimated numbers are subject to adjustment based on audits currently being performed with respect to the Stillwater Funds. Does not include an aggregate of 88,193,333 (subject to adjustments based upon the results of such audits) Ordinary Shares held of record by Stillwater Capital Partners, Inc. or its affiliates, including certain of the Stillwater Funds, on behalf of the various investors thereof. The Stillwater Parties are required to vote in accordance with the recommendations of a majority of the members of the board of directors of the Company, subject to limited exceptions and, accordingly, the Stillwater Parties disclaim any voting or dispositive power over such shares. Stillwater Capital Partners, Inc. is managed and controlled by Jack Doueck and Richard Rudy. Messrs. Doueck and Rudy disclaim beneficial ownership of any shares held by the Stillwater Parties in which they do not have a pecuniary interest. The business address of Stillwater Capital Partners, Inc. is 41 Madison Avenue, New York, New York 10010.

(6)
Noble Investment Fund Limited is a Gibraltar-based company that invests and manages portfolio investments of other investment funds. Mr. van Roon is the natural person with sole voting, investment and dispositive power over all assets of Noble Investment Fund Limited (including Ordinary Shares and insider warrants), and shares listed in the table as beneficially owned by him include those owned by Noble Investment Fund Limited. Mr. van Roon is also the sole shareholder, officer and director of Pure Glow Finance Limited, the sole investment advisor of Noble Investment Fund Limited. Noble Investment Fund Limited owns 33.3% of the membership interests in Ho Capital Management LLC. Under the terms of the operating agreement of Ho Capital Management LLC, Noble Investment Fund Limited has a beneficial interest in 437,500 Ordinary Shares or 33.3% of the 1,312,500 Ordinary Shares owned by Ho Capital Management LLC, and has the right to withdraw as a member of Ho Capital Management LLC and receive a distribution of 437,500 Ordinary Shares as well as 50% of the 5,725,000 insider warrants owned by Ho Capital Management LLC. However, the amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes all of the 1,312,500 Ordinary Shares beneficially owned by Ho Capital Management LLC because Noble Investment Fund Limited jointly controls Ho Capital Management LLC with Angela Ho, and, as such, share voting and dispositive control over its shares. The amount of shares listed for each of Mr. van Roon and for Noble Investment Fund Limited includes 500,000 Ordinary Shares beneficially owned by them through Allius Ltd. This does not include a 50% beneficial interest in the 5,725,000 insider warrants and the 5,725,000 Ordinary Shares issuable upon exercise of the insider warrants.

(7)
Allius Ltd. is a British Virgin Islands company formed by Dr. Gary T. Hirst, the Company’s president and a director, and Noble Investment Fund Limited, for the purpose of owing Ordinary Shares. Dr. Hirst and Noble Investment Fund Limited each own 50% of the outstanding interests in Allius Ltd. and are co-managers of Allius Ltd. Accordingly, shares listed for each of Dr. Hirst and Noble Investment Fund Limited include all shares owned by Allius Ltd. and the shares listed for Dr. Hirst also include 125,000 Ordinary Shares owned directly by Dr. Hirst.  Dr. Hirst is also a director of ICA, which owns 58,600 Ordinary Shares, though he disclaims beneficial ownership of such shares.

ITEM 7:	Major Shareholders and Related Party Transactions

A.           Major Shareholders

As of May 14, 2010, the Company has approximately 133,400,000 Ordinary Shares outstanding. At such date, based upon Schedule 13Gs filed with the Securities and Exchange Commission, the Company believes that there are no major shareholders owning 5% or more of the Company’s voting securities, except as set forth in Item 6E above.  Prior to the consummation of the Business Combinations, several major shareholders asked to have their shares redeemed in the manner set forth in our proxy statement dated January 5, 2010.

B.           Related Party Transactions

On March 23, 2007, we issued an aggregate of 1,312,500 Ordinary Shares to our sponsor, Ho Capital Management LLC (“Ho Capital”) and an aggregate of 1,187,500 Ordinary Shares to certain of our officers and directors and their affiliates, for a total of $25,000 in cash, or a purchase price of $0.01 per share. Ho Capital is co-managed and jointly owned by Angela Ho, our former chief executive officer and former chairman of our board of directors.

The Ordinary Shares owned by our sponsor and the 1,187,500 Ordinary Shares owned by our officers and directors and their affiliates were placed in escrow and may not be sold, transferred or assigned for a period of three years from the date of completion of our initial public offering, or January 16, 2011, except for estate planning purposes.

The holders of these shares will be entitled to make up to two demands that we register these shares pursuant to an agreement signed on January 16, 2008. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares are released from escrow, which, except in limited circumstances, is not before January 16, 2011. In addition, these shareholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

On January 16, 2008, Ho Capital and Noble Investment Fund Limited (“Noble”) purchased an aggregate of 5,725,000 warrants from us at a price of $1.00 per warrant in a private placement made in accordance with Regulation D under the Securities Act (the “Insiders Warrants”). All of the proceeds received from the Insiders Warrants (an aggregate of $5,725,000) were placed in a trust account together with the net proceeds of our initial public offering. Ho Capital and Noble each have a 50% beneficial ownership interest in the Insiders Warrants. So long as the Insiders Warrants are owned by Ho Capital, Noble or Angela Ho (a co-manager of Ho Capital), the Insiders Warrants may be exercised on a cashless basis and will not be subject to redemption.

On January 16, 2008, Noble loaned $5,725,000 to Ho Capital to enable it to purchase the Insiders Warrants. The loan bears interest at the rate of 4.5% per annum and is payable, together with accrued interest, five years from the date of issuance (but subject to mandatory prepayment to the extent of any net proceeds received by Ho Capital from the sale of any Insiders Warrants or shares issuable upon exercise of such warrants). Ho Capital used the proceeds of such loan to purchase the Insiders Warrants. The Insiders Warrants were pledged to Noble to secure repayment of such loan.  As of January 20, 2010, the record and beneficial ownership of 2,862,500 Insiders Warrants, or 50% of such Insiders Warrants was transferred by Ho Capital to Noble and such transfer represents repayment of 50% of the $5,725,000 loan. The remaining $2,862,500 principal amount of the loan, together with accrued interest thereon at the rate of 4.5% per annum, will be repaid by Ho Capital and Angela Ho solely out of the proceeds of any one or more sales of the Insiders Warrants or underlying shares. Accordingly, except for the remaining 2,862,500 pledged Insiders Warrants and proceeds from periodic sales of such warrants or underlying shares, the loan from Noble to Ho Capital is non-recourse to both Ho Capital and Angela Ho, and none of the other assets of Ho Capital or Ms. Ho (including their legal and beneficial interest in our Ordinary Shares) are subject to attachment or any liability for repayment of the loan. The loan from Noble to Ho Capital was made based upon a pre-existing business arrangement between Noble and Angela Ho whereby Ms. Ho agreed to organize the sponsor and management of our Company, Noble agreed to provide the financing for the purchase of the Insiders Warrants, and the parties agreed to share equally in such Insiders Warrants.

 Noble owns 33.3% of the equity interests of Ho Capital. Under the terms of the operating agreement of Ho Capital, Noble has a beneficial interest in 437,500 shares or 33.3% of the 1,312,500 shares owned by Ho Capital, and as of January 20, 2010, has the right to withdraw as a member of Ho Capital and receive a distribution of 437,500 Ordinary Shares (33.3% of the 1,312,500 Ordinary Shares owned by Ho Capital) as well as 50% of the 5,725,000 Insiders Warrants owned by Ho Capital. In the event Noble withdraws as a member of Ho Capital, the 437,500 Ordinary Shares transferable to Noble by Ho Capital will be placed in a three year escrow account together with the remaining 875,000 Ordinary Shares owned of record and beneficially by Ho Capital. Including its interest in 250,000 Ordinary Shares, or 50% of the Ordinary Shares owned by Allius Ltd., Noble has the right to receive an aggregate of 687,500 Ordinary Shares (250,000 shares transferable from Allius and 437,500 shares transferable from Ho Capital), as well as 2,862,500 Insiders Warrants (transferable from Ho Capital).

At December 31, 2009, we were obligated to Angela Ho, our former chief executive officer, for approximately $276,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $24,000 of accrued interest at 5% per year.

In connection with the acquisitions of the net assets of the Stillwater Funds, we entered into a management agreement with Stillwater. Pursuant to such management agreement, Stillwater agreed to manage such assets in consideration for the payment of certain management and incentive fees.  Jack Doueck, a director of the Company, is a principal of Stillwater. For important disclosures and regulatory information regarding Stillwater, including with respect to its management, advisory business and marketing practices, please see Item 11 (Disclosure Reporting Page) of Stillwater's Form ADV to be found online at www.adviserinfo.sec.gov.

Transactions with Directors and Executive Officers

Effective April 1, 2010, Mr. Hensley and the Company entered into the employment agreement described in Item 6B above.

On April 8, 2010, Marshall Manley, our then chief executive officer and chairman of the board of directors, resigned from all positions held with the Company.  In connection with the resignation, we entered into a Separation Agreement and Release with Mr. Manley. We also entered into a Share Repurchase Agreement with Mr. Manley and Marseilles Capital LLC, an affiliate of Mr. Manley, pursuant to which Marseilles Capital LLC agreed to sell 5,333,333 Ordinary Shares back to the Company as further described in Item 8B below.

The non-executive members of our board of directors (other than Mr. Doueck) are paid annual director’s fees in the amount of $11,000.  Such fees are paid on the last day of each calendar quarter in cash.

In connection with the acquisitions of the net assets of the Stillwater Funds, we entered into a management agreement with Stillwater. Pursuant to such management agreement, Stillwater agreed to manage such assets in consideration for the payment of certain management and incentive fees.  Jack Doueck, a director of the Company, is a principal of Stillwater.

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

A.           Financial Statements and Other Financial Information

Reference is made to Item 17. Financial Statements for the audited financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has not paid dividends in the past and does not expect to pay dividends in the near future.

B.           Significant Changes

On January 20, 2010, the Company consummated the Business Combinations pursuant to which it acquired (a) an 81.5% interest in Amalphis, the parent company of Allied Provident, and (b) what was estimated to be approximately $655 million of the net assets of the Stillwater Funds and the Wimbledon Funds (subject to assumed liabilities as well as valuation and audit adjustments), in exchange for the issuance of 742,250 Preferred Shares.  The Company contributed some of, and intends to contribute the remainder of, the investment fund assets to its existing insurance companies and other specialty insurance or reinsurance companies it form or acquire in the future.  As part of our acquisition of certain of the assets managed by Stillwater, the Company acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar.

(a) Allied Provident is a specialty insurance company domiciled, and holding an insurance license, in Barbados and is authorized to conduct a general insurance business, including the sale of property, general liability, business interruption and political risk insurance, as well as compensation bonds, directors and officers insurance, errors and omissions insurance, structured transactions insurance wraps, and reinsurance.  Allied Provident commenced its insurance business in Barbados in November 2007.  It has primarily issued quota share policies that reinsure automobile insurance policies in the United States.  It has also directly written a number of directors’ and officers’ liability policies and a financial guaranty policy.

(b) The Stillwater Funds were a collection of Delaware limited partnerships and Cayman Islands exempt companies, all of which were pooled investment vehicles.  The Stillwater Funds were managed by Stillwater or its affiliates.  The portfolios consisted of mostly illiquid short and medium term loans and other asset backed obligations for various types of borrowers (consisting of lines of credit to attorneys, real estate investments and life insurance settlement and premium finance loans) and also included participations in loans and loan portfolios of other lenders, undervalued real estate, distressed real estate and real estate sold at foreclosure sales, and a portfolio of hedge funds with diversified investment strategies.

(c) The Wimbledon Funds were master funds in a master-feeder structure which invested in investment pools managed by investment managers, such as secured and unsecured loans and convertible and non-convertible notes and other debt instruments, including investments coupled with warrants or other equity securities issued by small capitalization and private companies.

(d) Northstar is a Bermuda-based insurance holding company with a 100% interest in two licensed reinsurance companies in Ireland and Bermuda. The insurance operating subsidiaries are life and annuity specialist reinsurers that commenced operations on July 1, 2004.  They were organized by Stillwater and Argus Insurance, together with management.  In Bermuda, Northstar holds a Class 3 license as a reinsurer and is a licensed life and annuity reinsurer in Ireland.  As of December 31, 2009, Northstar and its subsidiaries have approximately $800 million in assets and $120 million in capital.  Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. This treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February, 2008.  The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004

The Company estimates that it has incurred approximately $23,500,000 in costs directly attributable to the Business Combinations relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 million was satisfied through the issuance of 1,391,667 Ordinary Shares.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.

The Business Combinations were accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.   The acquisition of the Stillwater Funds and Wimbledon Funds were accounted for at their estimated total net asset value (“NAV”), initially estimated to be approximately $685,000,000, but are subject to adjustment through audits and appraisals.  The term “NAV” is defined to mean (a) the aggregate fair market values of the assets of the applicable funds (including loan participations), calculated (i) as to the lending funds and the real estate funds at the lower of original investment cost or market value, and (ii) as to the Stillwater fund of funds (both Delaware and Cayman) at the market value of the portfolios of the investee-funds, as at December 31 2009, less (b) any liabilities or obligations of such fund as at December 31, 2009.

In connection with the Business combinations, the Company redeemed 3,278,991 Ordinary Shares subject to redemption for approximately $32,790,000 and repurchased 7,916,656 Ordinary Shares for approximately $79,639,000.  The Company has entered into a settlement and release agreement with respect to an underwriter concerning the deferred underwriting fee.  Such agreement calls for the cash payment of $250,000 and a non-interest bearing note payable for $1,300,000 which is due on December 15, 2011 (subject to a discount if paid by December 15, 2010 or June 15, 2011 of $130,000 and $65,000, respectively.  If the note is not paid at maturity, the principal amount, after a notice and cure period, would increase to 2,250,000.

On January 20, 2010, the shareholders of the Company approved the change of the Company’s name to GEROVA Financial Group, Ltd.

In connection with the retention of Marshall Manley as chief executive officer, the Company agreed to issue 5,333,333 Ordinary Shares in consideration of a limited recourse note in the amount of $20,000,000 ($3.75 per share).  The difference between the fair value of the Company’s Ordinary Shares on the date of the sale ($5.09) and the sales price aggregated approximately $7,150,000 was charged to operations.  On April 8, 2010, Marshall Manley resigned from all positions held with the Company.  In connection with the resignation, the Company entered into a Share Repurchase Agreement with Mr. Manley and Marseilles Capital LLC, an affiliate of Mr. Manley, pursuant to which Marseilles Capital LLC agreed to sell 5,333,333 Ordinary Shares back to the Company in consideration for the termination of the above-referenced note and certain deferred payments aggregating $4.95 million.

As of April 23, 2010, the holders of over two-thirds of the Company’s outstanding voting shares, including the record holders of 742,250 of the Preferred Shares, consented to a modification of the conversion terms of the Preferred Shares, by providing that the Preferred Shares may be converted at any time into Ordinary Shares at a conversion price of $6.00.  Previously the Preferred Shares were convertible at a rate of one-sixth of the Preferred Shares per month, commencing on July 31, 2010, at a conversion price of $7.50. On May 12, 2010, after the Company’s extraordinary general meeting, all of the Preferred Shares were converted into Ordinary Shares. Upon conversion, the holders of the Preferred Shares received up to a maximum of 123,708,333 Ordinary Shares, subject to reduction based on appraisals and audits of the net asset values of the assets acquired from the Stillwater Funds and from the Wimbledon Funds.  As of the date of this Annual Report, no Preferred Shares are issued or outstanding.

On May 12, 2010, the shareholders of the Company at an extraordinary general meeting approved the following: (i) an increase in the authorized Ordinary Shares from 350,000,000 to 500,000,000; (ii) an increase in the authorized preferred shares from 10,000, 000; (iii) the automatic conversion of all 742,250 outstanding Preferred Shares into 123,708,333 Ordinary Shares, resulting from a reduction in the conversion price of such Preferred Shares from $7.50 per share to $6.00 per share; and (iv) the 2010 Plan.  As a result, there are approximately 133,400,000 Ordinary Shares issued and outstanding and no preferred shares issued and outstanding as of the date of this Annual Report.

On May 21, 2010, our board of directors approved amendments to the January 16, 2008 warrant agreement to:

(a) effect an exchange of the 17.7 million outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange will receive an additional warrant and own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of our Ordinary Shares;

(b) reduce the exercise price of the warrants from $7.50 to $7.00; and

(c) extend the exercise period of the warrants for two years, or until January 16, 2014.

Under the terms of the warrant agreement, since such amendments inure to the benefit of the holders of the warrants, they may be unilaterally taken by us.  We have set June 8, 2010 as the record date for determining the appropriate warrant holders entitled to receive the benefit of the foregoing amendments.

On May 26, 2010, we entered into a real estate joint venture transaction with the Operating Members wherein we formed the JV Company.   We intend to contribute to the JV Company all of the owned real estate properties and real estate loan assets we acquired in connection with our January 2010 acquisition of the Stillwater Funds, and Planet Five and its affiliates will contribute to the JV Company the Contributed Assets.  We will own a 49% Class A equity percentage interest in the JV Company, Planet Five will own a 38% Class A equity percentage interest, Mr. Willison and a third party will own in the aggregate a 12% Class B equity percentage interest in the JV Company.  The Class B equity interests only share in earning and profits of the JV Company after each of Gerova and Planet Five recoup in cash the net asset values of the respective properties contributed by them to the JV Company.  In addition, the holders of the Class B equity interests have granted to Planet Five a three year irrevocable proxy to vote all Class B equity interests in the JV Company.  Neither Planet Five nor the holders of Class B equity interests in the JV Company are affiliated with us.  The management of the JV Company will be conducted by the Operating Members through a board of managers, a majority of which members are and will be persons designated by the Operating Members of the JV Company.  Messrs. Paul Rohan and Gregory Laubach, principal owners of Planet Five, and Robert Willison will constitute a majority of the members of the board of managers of the JV Company.

ITEM 9:	The Offering and Listing

A.           Offer and Listing Details

Our Ordinary Shares, units and warrants are traded on the NYSE Amex Exchange under the symbols “GFC”, “GFC.U”, and “GFC.WS”, respectively. Our units were approved for listing on the NYSE Amex Exchange on January 16, 2008. Commencing on February 13, 2008, the Ordinary Shares and warrants included in our units began trading separately. The following tables set forth the reported high and low closing prices per share for our Ordinary Shares based on information provided by the NYSE Amex Exchange for (a) from the five most recent fiscal years (December 31, 2008 and December 31, 2009); (b) each quarterly period for the past two fiscal years, and (c) for the most recent twelve months.

High and Low Prices for the Five Most Recent Fiscal Years (December 31, 2008 and December 31, 2009)	High	Low
December 31, 2009	$9.98	$9.00
December 31, 2008	$9.44	$8.05

High and Low Prices for Each Quarterly Period for the Past Two Fiscal Years

Year Ended December 31, 2009	High	Low
First Quarter ended March 31, 2009	$9.85	$9.00
Second Quarter ended June 30, 2009	$9.61	$9.20
Third Quarter ended September 30, 2009	$9.89	$9.57
Fourth Quarter ended December 31, 2009	$9.98	$9.84

Year Ended December 31, 2008	High	Low
First Quarter ended March 31, 2008	$9.15	$8.95
Second Quarter ended June 30, 2008	$9.25	$9.03
Third Quarter ended September 30, 2008	$9.44	$8.75
Fourth Quarter ended December 31, 2008	$9.15	$8.05

High and Low Prices for the Most Recent Twelve Months	High	Low

May 2010	$17.20	$6.71
April 2010	$7.00	$5.34
March 2010	$6.63	$5.00
February 2010	$6.46	$4.43
January 2010	$9.95	$5.91
December 2009	$9.98	$9.89
November 2009	$9.95	$9.85
October 2009	$9.92	$9.84
September 2009	$9.89	$9.72
August 2009	$9.82	$9.72
July 2009	$9.82	$9.57
June 2009	$9.59	$9.53

B.           Plan of Distribution

Not applicable.

C.           Markets

See Item 9A above.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10:	Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

At the Company’s extraordinary general meeting held on May 12, 2010, our shareholders approved the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), to be effective on May 19, 2010.  The Memorandum and Articles of Association were filed with the SEC on May 3, 2010 as Exhibit B to the Company’s Proxy Statement filed as Exhibit 99.2 to the Company’s Interim Report on Form 6-K.

Incorporation

We were formed in the Cayman Islands on March 22, 2007 under the Companies Law (2009 Revision) of the Cayman Islands (the "Statute") with the name of Asia Special Situation Acquisition Corp. In January 2010, we changed our corporate name to GEROVA Financial Group, Ltd.

The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object not prohibited by the Statute or any revisions thereto.

Powers, functions and qualifications of Directors

The powers and functions of directors are set forth in the Statute and in the Memorandum and Articles of Association of the Company.

With respect to the voting powers of directors, the Statute provides that a director (or senior officer) has a disclosable interest in a contract or transaction if the contract or transaction is material to the Company and the director has a material interest in the contract.

The Memorandum and Articles of Association provides that a director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.  A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Rights and Restrictions Attached to Shares

As all of the Company's authorized and issued Ordinary Shares are of one class, there are no special rights or restrictions of any nature or kind attached to any of the Ordinary Shares. All authorized and issued Ordinary Shares rank equally in respect of the declaration and receipt of dividends and the rights to share in any profits or surplus on liquidation, dissolution or winding up of the Company. Each Ordinary Share has attached to it one vote.

The Company may by ordinary resolution (i) increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine; (ii) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; (iii) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing classes of shares; (iv) by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount or into shares without par value; and (v) cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

The Company may by special resolution reduce its share capital and any capital redemption reserve fund.

At the Company’s extraordinary general meeting held on May 12, 2010, the shareholders approved an increase in the authorized share capital of the Company from 350,000,000 Ordinary Shares and 10,000,000 preferred shares, to 500,000,000 Ordinary Shares and 500,000,000 preferred shares.

As of April 23, 2010, the holders of over two-thirds of the Company’s outstanding voting shares, including the record holders of 742,250 of the Preferred Shares, consented to a modification of the conversion terms of the Preferred Shares, by providing that the Preferred Shares may be converted at any time into Ordinary Shares at a conversion price of $6.00.  Previously the Preferred Shares were convertible at a rate of one-sixth of the Preferred Shares per month, commencing on July 31, 2010, at a conversion price of $7.50. On May 12, 2010, after the Company’s extraordinary general meeting, all of the Preferred Shares were converted into Ordinary Shares. Upon conversion, the holders of the Preferred Shares received up to a maximum of 123,708,333 Ordinary Shares, subject to reduction based on appraisals and audits of the net asset values of the assets acquired from the Stillwater Funds and from the Wimbledon Funds.  As of the date of filing of this Annual Report, no Preferred Shares are issued or outstanding.

On May 21, 2010, our board of directors approved amendments to the January 16, 2008 warrant agreement to:

(a) effect a 2:1 split of the 17.7 outstanding warrants covered by the agreement, as a result of which the holders of such warrants will own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of our Ordinary Shares;

(b) reduce the exercise price of the warrants from $7.50 to $7.00; and

(c) extend the exercise period of the warrants for two years, or until January 16, 2014.

Under the terms of the warrant agreement, since such amendments inure to the benefit of the holders of the warrants, they may be unilaterally taken by us.  We have set June 8, 2010 as the record date for determining the appropriate warrant holders entitled to receive the benefit of the foregoing amendments.

General Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.  The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it.  The annual general meeting shall be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held on the second Wednesday in December of each year.  The majority of the directors, the managing director, the chief executive officer, the president, the chief financial officer or the chairman of the board of directors may call general meetings, and they shall on a members requisition, proceed to convene an extraordinary general meeting of the Company.

Foreign Ownership Limitations

There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

Change of Control

Other than the designation of directors into classes, there are no provisions in the Memorandum and Articles of Association that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate re-structuring of the Company.

The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The Class I Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2011, the Class II Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2012, and the Class III Directors shall stand elected for a term expiring at the Company’s annual general meeting held in 2013. Commencing at the Company’s annual general meeting held in 2011, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the succeeding annual general meeting to be held approximately 3 years after their election.

Share Ownership Reporting Obligations

There are no provisions in the Memorandum and Articles of Association requiring share ownership to be disclosed. The securities laws of the United States require disclosure of shareholdings by:

(a)         insiders who are directors or senior officers of the Company; and

(b)         a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and of control or direction over securities of the Company carrying more than 5% of the voting rights attached to all the Company's outstanding voting securities.

C.	Material Contracts

The following material contracts have been entered into by the Company within the past two years:

1.           Letter of Intent, dated December 18, 2009, with Stillwater Capital Partners, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

2.           Letter Agreement dated December 22, 2009 with Northstar Companies (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

3.           Stillwater Merger Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

4.           Stillwater Asset Purchase Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

5.           Wimbledon Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.6 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

6.           Wimbledon Real Estate Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.7 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

7.           Amalphis Group Share Exchange Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.8 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

8.           Employment Agreement dated as of December 1, 2009, by and between Marshall Manley and Asia Special Situation Acquisition Corp. (incorporated herein by reference to Exhibit 10.10 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

9.           Share Purchase Agreement dated as of January 1, 2010, by and among Asia Special Situation Acquisition Corp., Marseilles Capital LLC and Marshal Manley (incorporated herein by reference to Exhibit 10.9 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.         Engagement Agreement with Roth Capital Partners (incorporated herein by reference to Exhibit 10.11 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

11.         Agreement, dated January 13, 2010, by and between Asia Special Situation Acquisition Corp. and Victory Park Capital Advisors, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010.

12.         Form of Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010.

13.         Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

14.         Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

15.         Investment Management Agreement, between the Company and Stillwater Capital Partners, Inc., dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

16.         Separation Agreement and Release, dated as of April 8, 2010, by and between Gerova Financial Group, Ltd. and Marshall Manley (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010.

17.         Share Repurchase Agreement, dated as of April 8, 2010, by and among Gerova Financial Group, Ltd., Marseilles Capital LLC and Marshall Manley (incorporated herein by reference to Exhibit 4.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010.

18.         Amended and Restated Registration Rights Agreement by and among the Company, Stillwater Capital Partners, Inc., Stillwater Capital Partners, LLC, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., dated as of April 23, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010.

19.         Employment Agreement dated as of April 1, 2010 by and between Gerova Financial Group, Ltd. and Lou E. Hensley (filed as an exhibit to this Annual Report on Form 20-F).

20.         Amendment No. 1 to Warrant Agreement, dated as of May 25, 2010, by and among Gerova Financial Group, Ltd. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 28, 2010.

D.	Exchange Controls

See the disclosure set forth under “Risk Factors” and “Business Overview” beginning on pages 7 and 30, respectively, of this Annual Report.

E.	Taxation

See the disclosure set forth under “Risk Factors” and “Business Overview” beginning on pages 7 and 30, respectively, of this Annual Report.

In addition, the following summary of the material Cayman Islands and United States federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or the Company’s shareholders. The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Company.

The Company has applied for and has received an undertaking dated April 3, 2007 from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Certain United States Federal Income Tax Consequences

The following is a general summary of certain United States federal income tax considerations, under current U.S. law, generally applicable to a U.S. Holder (as defined below).  This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  United States alternative minimum tax considerations are not addressed in this summary.  In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences.

This summary is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only U.S. Holders that purchased shares prior to the date of this Annual Report, and that beneficially own shares as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes, or as part of some other integrated investment. This summary does not discuss tax consequences of an investor that is not a U.S. Holder, or all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; tax-exempt persons or organizations; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their notes through a partnership or other entity treated as a partnership for U.S. federal income tax purposes; persons who acquire shares as compensation or on exercise of an option; investors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or persons holding the shares in tax-deferred or tax-advantaged accounts; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder and no opinion or representation with respect to the United States federal income tax consequences to any such holder is made.  Accordingly, U.S. Holders should consult their own tax advisors about the United States federal (income and non-income), state, local, and foreign tax consequences of the proposed acquisition and potential redemption of shares.  We intend to operate our business in the best interests of itself, the Insurance Companies and their subsidiaries, which may conflict with the optimal tax considerations of its shareholders.

CIRCULAR 230 DISCLOSURE

ANY STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX ISSUE IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES.  ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES.  EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

United States Taxation

For purposes of this summary, a “U.S. Holder” is an owner of shares that is:

•   an individual who is a citizen or resident of the United States (as defined under United States tax laws) for U.S. federal income tax purposes;

•   a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•   an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•   a trust if (a) a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons have the authority to control all of its substantial decisions, or (b) the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a United States person.

U.S. Federal Income Tax Treatment of the Company and the Insurance Companies

Trade or Business in the United States.  Non-U.S. entities such as the Company and the Insurance Companies will be subject to U.S. federal income tax if they are engaged in a U.S. trade or business or have certain types of U.S. source income.  The determination of whether the Company and the Insurance Companies are engaged in a trade or business in the United States is highly factual. Therefore, there can be no assurance that the Company and the Insurance Companies will not be treated as engaged in a trade or business in the United States for U.S. federal income tax purposes.

An insurance enterprise resident in Bermuda may be entitled to the benefits of the income tax treaty between the United States and Bermuda (the “U.S.-Bermuda tax treaty”) if (i) more than 50% of its shares are owned beneficially, directly, or indirectly, by U.S. citizens or by individuals who are residents of the United States or Bermuda under their respective tax laws, (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens, and (iii) its income is not derived from a permanent establishment located in the United States.

If Northstar is entitled to benefits under the U.S.-Bermuda tax treaty, Northstar would not be subject to U.S. federal income tax on its insurance income unless that income is determined to be effectively connected with a U.S. trade or business that is conducted through a permanent establishment in the United States. However, because Northstar is wholly owned by the Company and the Company’s shares are publicly-traded, it is uncertain whether more than 50% of Northstar’s shares will be beneficially owned by U.S. citizens, U.S. residents, and Bermuda residents, and it is uncertain whether Northstar could demonstrate the identity of the beneficial ownership of its shares to the IRS if the IRS were to challenge its entitlement to benefits under the U.S.-Bermuda tax treaty. Accordingly, no assurance can be given that Northstar will be entitled to the benefits of the U.S.-Bermuda treaty. Moreover, no assurance can be given that Northstar will not be treated as having a permanent establishment in the United States.

If it is determined that Northstar is engaged in a trade or business in the United States for U.S. federal income tax purposes and does not qualify for the benefits of the U.S.-Bermuda tax treaty or has a permanent establishment in the United States, then Northstar would be subject to U.S. federal income tax on a net income basis (and possibly a 30% branch profits tax could be imposed in addition to the net income tax) on all or a substantial portion of its income.

Treaty benefits may potentially be available to Allied Provident under the U.S.-Barbados tax treaty.   If it is determined that Allied Provident is engaged in a trade or business in the United States for U.S. federal income tax purposes and does not qualify for the benefits of the U.S.-Barbados tax treaty, then Allied Provident would be subject to U.S. federal income tax on a net income basis (and possibly a 30% branch profits tax could be imposed in addition to the net income tax) on all or a substantial portion of its income.

No representation or opinion is being made concerning whether the Company or the Insurance Companies may be subject to U.S. federal income tax.

U.S. Withholding Tax.  Non-U.S. corporations not engaged in a trade or business in the United States are generally subject to a 30% U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments). However, most capital gains are exempt from U.S. withholding tax, and most U.S.-source interest income is exempt from U.S. withholding tax under a broad “portfolio interest exemption.” Even if the Company and the Insurance Companies are not engaged in a trade or business in the United States for federal income tax purposes, they would still potentially be subject to this 30% U.S. withholding tax.

Federal Excise Tax.  The United States imposes a federal excise tax (the “FET”) generally at a 1% rate on reinsurance premiums that are paid to non-U.S. reinsurers with respect to “U.S. risk.” For this purpose, “U.S. risk” refers to (i) risks of a U.S. entity or individual located wholly or partly within the United States or (ii) risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States. The IRS has held that the FET is applicable to all to reinsurance cessions or retrocessions of U.S. risk by U.S. insurers or reinsurers to non-U.S. insurers or reinsurers, as well as to all reinsurance cessions or retrocessions of U.S. risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers, even if the FET has been paid on prior cessions or retrocessions of the same risks. The liability for the FET may be imposed on either the ceding party or the cedant. Also, in certain instances a 4% FET can apply.  The Company makes no representation or opinion with respect to the potential applicability of the FET.

Taxation of the Company, the Insurance Companies and U.S. Holders

The consummation of the Business Combinations generally will not give rise to any U.S. federal income tax liability for the Company, the Insurance Companies, or the shareholders of the Company. However, if a U.S. Holder redeemed its Ordinary Shares for cash, the U.S. Holder will generally recognize a gain or loss on its investment in the Ordinary  Shares for federal income tax purposes.

Taxation of U.S. Holders

Taxation of Distributions.  Subject to the discussion below regarding PFICs and CFCs, U.S. Holders receiving distributions (including constructive distributions) with respect to the Ordinary Shares are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any income tax withheld from such distributions), to the extent that the Company has current or accumulated earnings and profits. To the extent that distributions exceed current or accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the Ordinary Shares, and thereafter as gain from the sale or exchange of our Ordinary Shares. (See more detailed discussion at “Disposition of Shares” below). Any tax withheld from a distribution may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.

Dividend not Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. A corporation that is properly described as a PFIC, as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. In the case of U.S. Holders that are corporations, dividends paid on Ordinary Shares generally will not be eligible for the “dividends received deduction”. The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of Ordinary Shares should consult their own tax advisor regarding the dividends received deduction.

Dispositions of Shares.  Subject to the PFIC and CFC rules discussed further below, generally a U.S. Holder will recognize gain or loss upon the sale, redemption or other taxable disposition of the Ordinary Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s tax basis in the Ordinary Shares. This gain or loss will be capital gain or loss if the Ordinary Shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Ordinary Shares are held for more than one year.

Reduced Tax Rate. Under current law, preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a timely election regarding such shares. As discussed further below, the Company may currently be classified as a PFIC.

After the completion of the Business Combinations, U.S. tax rules related to the ownership of non-U.S. insurance companies may become applicable. These rules are discussed in further detail below. Specifically, Code section 1248 provides that if a United States person (i) sells or exchanges stock in a non-U.S. corporation, (ii) the United States person owned, directly, indirectly, or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition, and (iii) the corporation was a CFC during that period, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and the corporation was a CFC.

Code section 953(c)(7) provides that section 1248 also applies to the sale or exchange of shares by any shareholder in a non-U.S. insurance company, regardless of whether the shareholder is a 10% U.S. shareholder or whether the 20% gross income exception or the 20% ownership exception from the RPII rules (discussed further below) apply. It is unclear whether sections 953(c)(7) and 1248 apply to a non-U.S. holding corporation (such as the Company) that is not a CFC and does not earn RPII but has a subsidiary (such as an Insurance Company) that is an insurance company and earns RPII.   Prospective U.S. Holders should consult with their tax advisors regarding the effects of these rules on a disposition of the Company’s shares.

Treatment of the Company and the Insurance Companies as Passive Foreign Investment Companies.  In general, a PFIC is a non-U.S. corporation 75% or more of the income of which consists of passive income or 50% of the assets of which produce passive income. For these purposes, income that is treated as derived in the active conduct of an insurance business is not treated as passive income. However, if a non-U.S. insurance company has reserves that are excessive in proportion to the insurance risks it has undertaken, it may be treated as not engaged in the active conduct of an insurance business.

The Company was most likely classified as a PFIC in 2007, 2008 and 2009 and, as described below, may be a PFIC in future years.  The PFIC provisions contain a look-through rule under which a non-U.S. corporation (such as the Company) is treated as if it earns directly its proportionate share of the income, and holds directly its proportionate share of the assets, of any other corporation in which it owns at least 25% of the value of the stock. However, it is unclear at this time whether the Company will continue to be classified as a PFIC after the consummation of the Business Combinations especially in light of the nature of the assets that were acquired.  Accordingly, the Company may continue to be a PFIC in future years. Potential investors should consult with their tax advisor as to the specific application of the PFIC rules to their particular situation.

QEF Election.  If a U.S. Holder holds the shares while the Company is a PFIC and the U.S. Holder does not make the “qualified electing fund” (“QEF”) or “mark-to market” election described below for the U.S. Holder’s first taxable year it held the shares or otherwise make a “purging election”, the U.S. Holder will be required to report (i) any gain on the disposition of any shares and (ii) any distribution to the extent it exceeds 125% of the average amount of distributions in respect thereof during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares (an “excess distribution”) as if the gain or excess distribution had been earned ratably over each day in the U.S. Holder’s holding period for the shares. A U.S. Holder will be subject to tax on the gain or excess distribution at its applicable tax rate on ordinary income for the portion of the gain or excess distribution that is treated as having been earned in the current year, and at the highest ordinary income tax rate for the items that are treated as having been earned in prior taxable years, regardless of the rate otherwise applicable to the U.S. Holder. Further, the U.S. Holder will also be subject to a nondeductible interest charge (at the “underpayment rate”) as if the income tax liabilities had been due with respect to gain or excess distributions allocable to prior years in each such prior year. These adverse consequences of owning shares in a PFIC may be avoided by making a QEF election described below.

If a U.S. Holder makes a timely QEF election with respect to a PFIC, the electing U.S. Holder is required in each taxable year to include in gross income (i) as ordinary income, such U.S. Holder’s pro rata share of the PFIC’s ordinary earnings and (ii) as long term capital gain, such U.S. Holder’s pro rata share of the PFIC’s net capital gain, whether or not distributed. However, a U.S. Holder that makes a timely QEF election with respect to the Company will not be subject to the nondeductible interest charge described above and may be entitled to capital gains treatment upon a sale.

U.S. Holders should be aware that in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election, the Company may not (1) comply with the record keeping requirements that apply to a QEF, or (2) supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules.  Therefore, U.S. Holders should consult their own tax advisor regarding the impact of the PFIC rules on them and the availability or lack of availability of any applicable elections.

Mark-to-Market Election. U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special PFIC taxation rules of Code Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Ordinary Shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such Public Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Ordinary Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Ordinary Shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the Ordinary Shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Ordinary Shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

Application of the PFIC Rules to Warrantholders.  Under Proposed Treasury Regulations,  if a U.S. Holder has a warrant or other right to acquire stock of a PFIC, such warrant is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of a warrant may not make a QEF election that will apply to the warrant.  In addition, if a U.S. Holder holds a warrant, the holding period with respect to the shares of stock of the PFIC acquired upon exercise of such warrant will include the period that the warrant was held.  Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to its ownership of warrants.

Classification of the Company as a Controlled Foreign Corporation.  A non-U.S. corporation (such as the Company) will constitute a “controlled foreign corporation” (a “CFC”) if more than 50% of the voting power or value of the equity interests in the non-U.S. corporation (or more than 25% if the non-U.S. corporation is an insurance company) is owned directly, indirectly (including through non-U.S. entities), or constructively by any U.S. Holder that possesses directly, indirectly, or constructively 10% or more of the combined voting power of all classes of equity in the non-U.S. corporation (such a shareholder, a “10% U.S. shareholder”).

If, for any given taxable year, the Company is treated as a CFC for an uninterrupted period of 30 days or more, a 10% U.S. shareholder in the Company would be required to include as ordinary income an amount equal to that person’s pro rata share of the Company’s “subpart F income” at the end of such taxable year, even if the subpart F income is not distributed.

If the Company is treated as a CFC and a U.S. Holder is treated as a 10% U.S. shareholder of such company, then the Company will not be treated as a PFIC with respect to the U.S. Holder for the period during which it remains a CFC and the U.S. Holder is a 10% U.S. shareholder of it.  The Company makes no representation or opinion with respect to the potential applicability of the CFC rules.

Related Person Insurance Income Rules.  Special rules may apply to require any U.S. Holder (i.e., even a U.S. Holder that owns and is treated as owning less than 10% of the voting stock of the Company) to include in income the U.S. Holder’s pro rata share of any “related person insurance income” (“RPII”) of the Company.

These special RPII rules will not apply unless (i) 25% or more of the value or voting power of the Company is held by U.S. Holders directly, indirectly, or through attribution, (ii) at least 20% of the Company’s gross insurance income consists of RPII, and (iii) 20% or more of either the voting power or value of the Company’s equity (as determined for U.S. federal income tax purposes) is owned directly (or indirectly through foreign entities) by persons that are directly or indirectly insured or reinsured by the Company or that are related to such insureds or reinsureds. For these purposes, RPII is income (including investment income and premium income) from the direct or indirect insurance or reinsurance of any U.S. Holder or a person related to such U.S. Holder.

Because (1) the amount of this RPII can not be accurately predicted and (2) the Company is publicly traded and it would be impracticable to monitor its shareholders on an ongoing basis, no assurance can be given that the Company will not earn RPII income in any taxable year.

In general, if the Company earns RPII, each U.S. Holder that owns an equity interest in the Company will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of the Company, determined as if all such RPII were distributed proportionately only to such U.S. Holders at that date, but limited by each such U.S. Holder’s share of the Company’s current-year earnings and profits as reduced by the U.S. Holder’s share of certain prior-year deficits in earnings and profits.

Uncertainty as to the Application of the RPII Rules.  The application of the RPII provisions to the Company is uncertain. The amount of RPII or the amounts of the RPII inclusions for any particular U.S. Holder, if any, may be challenged upon subsequent IRS examination. U.S. Holders should consult with their tax advisors as to the application and effect of the RPII rules.

Transfer and Other Reporting Requirements

A U.S. Holder that purchases shares for cash is required to file an IRS Form 926 or similar form with the IRS, if (i) the U.S. Holder owns or is treated as owning, directly or by attribution, immediately after the transfer at least 10% of the voting stock vote or value of the Company or (ii) the amount of cash transferred by such person (or any related person) to the Company during the 12-month period ending on the date of such transfer, exceeds $100,000. Additionally, if the Company is treated as a CFC, a 10% U.S. Holder may in certain circumstances be required to report a disposition of shares in the Company by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. A U.S. Holder that (i) is treated as owning (actually or constructively) at least 10% by vote or value of the equity of the Company for U.S. federal income tax purposes or (ii) includes RPII in income as a result of its ownership of an interest in the Company may be required to file an information return on IRS Form 5471. Holders should consult with their tax advisors with respect to these and any other reporting requirements that may apply with respect to their ownership of the shares.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting” annually to the IRS and to each U.S. Holder, and “backup withholding” with respect to certain payments made on or with respect to the shares. Backup withholding generally does not apply with respect to certain shareholders, such as corporations. Backup withholding will apply to a U.S. Holder only if the U.S. Holder (i) fails to furnish its taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. The application for exemption is available by providing a properly completed IRS Form W-9.

Information reporting and backup withholding may apply to the proceeds of a sale of shares made within the United States or conducted through certain U.S. related financial intermediaries unless the payor receives the statement described above. Backup withholding is not an additional tax and may be refunded (or credited against the U.S. Holder’s U.S. federal income tax liability, if any), provided that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required.

Future U.S. Tax Legislation or Regulations

It is possible that legislation could be introduced and enacted by the U.S. Congress, or U.S. Treasury regulations could be issued, that could have an adverse effect on the Company, the Insurance Companies, or its investors. In particular, a bill was introduced in the U.S. Congress on October 27, 2009 that would require certain foreign corporations, (such as the Company and the Insurance Companies) to enter into an agreement with the IRS to disclose to the IRS the name, address, and tax identification number of any U.S. person who owns an interest in the Company or an Insurance Company, and imposes a 30% withholding tax on certain payments of income or capital gains to the Company or the Insurance Company if it fails to enter into the agreement or satisfy its obligations under the agreement. A version of this legislation was introduced in a bill that passed the U.S. House of Representatives on December 9, 2009.  If the Company or an Insurance Company fails to enter into the agreement or satisfy its obligations under the agreement, payments to it may be subject to a withholding tax, which could reduce the cash available for investors.

FBAR Reporting

U.S. Holders should consider their possible obligation to file a Form TD F 90-22.1 — Foreign Bank and Financial Accounts Report — with respect to the shares. Holders should consult with their tax advisors with respect to these and any other reporting requirements that may apply with respect to their ownership and disposition of the shares.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE U.S. FEDERAL INCOME TAX IMPLICATIONS OF THE OWNERSHIP AND DISPOSITION OF THE SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE TAX IMPLICATIONS OF THEIR OWNERSHIP AND DISPOSITION OF THE SHARES IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

The Company is required to file reports and other information with the SEC under the Exchange Act. Reports and other information filed by the Company with the SEC may be inspected and copied at the SEC's public reference facilities described above. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, as a foreign private issuer, the Company is not required to publish financial statements as frequently or as promptly as United States companies.

I.	Subsidiary Information

Not applicable.

ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. The net proceeds of our initial public offering held in the Trust Account were invested only in US Treasury bills and money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended.  Additional information concerning such risks can be found under Item 3D.

ITEM 12:	Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

As of April 23, 2010, the holders of over two-thirds of the Company’s outstanding voting shares, including the record holders of 742,250 of the Preferred Shares, consented to a modification of the conversion terms of the Preferred Shares, by providing that the Preferred Shares may be converted at any time into Ordinary Shares at a conversion price of $6.00.  Previously the Preferred Shares were convertible at a rate of one-sixth of the Preferred Shares per month, commencing on July 31, 2010, at a conversion price of $7.50. On May 12, 2010, after the Company’s extraordinary general meeting, all of the Preferred Shares were converted into Ordinary Shares. Upon conversion, the holders of the Preferred Shares received up to a maximum of 123,708,333 Ordinary Shares, subject to reduction based on appraisals and audits of the net asset values of the assets acquired from the Stillwater Funds and from the Wimbledon Funds.  As of the date of filing of this Annual Report, no Preferred Shares are issued or outstanding.

ITEM 15:	Controls and Procedures

(a)	Disclosure Controls and Procedures

Disclosure controls and procedures reporting as promulgated under the Exchange Act is defined as controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our President and our Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our President and our Chief Financial Officer and Secretary have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 and have concluded that these disclosure controls and procedures are effective.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting provides reasonable assurance of the reliability of our financial statements for external purposes in accordance with the generally accepted accounting principles in the United States of America. Internal control involves maintaining records that accurately represent our business transactions, providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material affect on out financial statements would be detected or prevented on a timely basis.

Because of its innate limitations, internal control over our financial statements is not intended to provide absolute guarantee that a misstatement can be detected or prevented on the statements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of out internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO). Based on management’s assessment and those criteria, management believes that the company’s internal control over financial reporting was effective as of December 31, 2009.

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

(d)           Changes in internal control over financial reporting. During the six month period ended December 31, 2009, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16:	Reserved

A.	Audit Committee Financial Expert

Our Audit Committee consists of Messrs. Bos, Laslop and van Roon, with Mr. Laslop serving as chairman. Each member of our Audit Committee is financially literate under the current listing standards of the NYSE Amex Exchange, and our board of directors has determined that at least one the members of the Audit Committee qualifies as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Amex Exchange rules.

B.	Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act, which is filed as Exhibit 99.1 to our Registration Statement on Form S-1 (File No. 333-145163), as filed with the Securities and Exchange Commission on August 6, 2007. Our Code of Ethics applies to our chief executive officer, president and senior financial officers.

C.	Principal Accountant Fees and Services

Appointment of Auditors

Our board of directors have appointed Rothstein, Kass & Company, P.C. to serve as our independent auditors since September 2007.

Audit Fees

Rothstein, Kass & Company, P.C. billed us $55,500 in fees for audit services for the period January 1, 2009 to December 31, 2009. Audit fees consist of fees billed for professional services rendered in connection with the audit of our financial statements and review of the interim financial statements reflecting quarterly results included in our Form 6-K.

Audit-Related Fees

We paid $83,000 to Rothstein, Kass & Company, P.C. for assurance and related services that are not reported under Audit Fees above, for the period ended December 31, 2009.  These services were related to procedures performed in connection with the Company’s acquisitions and related regulatory filings.

Tax and All Other Fees

We were billed $6,000 in fees by Rothstein, Kass & Company, P.C. for tax compliance and other work for the year ended December 31, 2009.

Pre-Approval Policies and Procedures

We have implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, our Audit Committee pre-approves all services to be provided by Rothstein, Kass & Company, P.C. and the estimated fees related to these services.

With respect to the audit of our financial statements as of December 31, 2009, and for the year then ended, none of the hours expended by Rothstein, Kass & Company, P.C.’s engagement to audit those financial statements were attributed to work by persons other than Rothstein, Kass & Company, P.C., and its full-time, permanent employees.

D.	Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers

In connection with the Business Combinations, the Company redeemed 3,278,991 Ordinary Shares subject to redemption for approximately $32,790,000 and repurchased 7,916,656 Ordinary Shares for approximately $79,639,000.

On April 8, 2010, Marshall Manley, our then chief executive officer and chairman of our board of directors, resigned from all positions held with the Company.  In connection with the resignation, we entered into a Separation Agreement and Release with Mr. Manley. We also entered into a Share Repurchase Agreement with Mr. Manley and Marseilles Capital LLC, an affiliate of Mr. Manley, pursuant to which Marseilles Capital LLC agreed to sell 5,333,333 Ordinary Shares back to the Company as further described in Item 8B above.

F.	Change in Registrant’s Certifying Accountant

Not Applicable.

PART III

ITEM 17:	Financial Statements

GEROVA Financial Group Ltd.
(f/k/a Asia Special Situation Acquisition Corp.)
(a corporation in the development stage)

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Balance Sheets as of December 31, 2009 and , 2008	F-2

Statements of Operations for the years ended December 31, 2009 and 2008, for the period from March 22, 2007 (inception) to December 31, 2009 and from March 27, 2007 (inception) to December 31, 2007	F-3

Statements of Cash Flows for the years ended December 31, 2009 and 2008, for the period from March 22, 2007 (inception) to December 31,2009 and from March 22, 2007 (inception) to December 31, 2007	F-4

Statements of Shareholders’ Equity for the period from March 22, 2007 (inception) to December 31, 2009	F-5

Notes to Financial Statements	F-6 – F-19

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Gerova Financial Group Ltd. (f/k/a Asia Special Situation Acquisition Corp.)

We have audited the accompanying balance sheets of Gerova Financial Group Ltd. (f/k/a Asia Special Situation Acquisition Corp.) (a corporation in the development stage) (the “Company”) as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholders’ equity, and cash flows for the years end December 31, 2009 and 2008 and the periods from March 22, 2007 (inception) through December 31, 2009 and March 22, 2007 (inception) to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerova Financial Group Ltd (a corporation in the development stage)  as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2009 and the periods from March 22, 2007 (inception) to December 31, 2009 and March 22, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
June 2, 2010

GEROVA FINANCIAL GROUP, LTD.
(f/k/a ASIA SPECIAL SITUATION ACQUISITION CORP.)
(a corporation in the development stage)

BALANCE SHEETS

	December 31,	December 31,
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$973,000	$96,000
Interest receivable from Trust Account	47,000	-
Prepaid expenses and other assets	68,000	120,000
Total current assets	1,088,000	216,000
Other assets
Investment in Trust Account	115,000,000	115,000,000
Deferred finance costs, net	-	672,000
Total other assets	115,000,000	115,672,000
	$116,088,000	$115,888,000

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses (including approximately $270,000 and $264,000, respectively, payable to the Company's former Chief Executive officer)	$890,000	$524,000
Note payable together with accrued interest/current portion of debt	-	501,000
Total current liabilities	890,000	1,025,000
Long-term liabilities, deferred underwriters' fee net of redemption forfeiture	3,450,000	3,450,000

Ordinary shares subject to redemption, 4,024,999 shares at redemption, approximately $10 per share	40,250,000	40,250,000
Commitments and contingencies
Shareholders' equity
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued
Ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 14,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	71,036,000	71,036,000
Retained earnings	461,000	126,000
Total shareholders' equity	71,498,000	71,163,000
	$116,088,000	$115,888,000

See accompanying notes to financial statements

GEROVA FINANCIAL GROUP, LTD.
(f/k/a ASIA SPECIAL SITUATION ACQUISITION CORP.)
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

			For the period
			March 22, 2007
			(date of inception) to
	Year ended December 31,		to December 31,
	2009	2008	2007	2009

Revenue	$-	$-	$-	$-

Costs of China Tel acquisition not completed	-	978,000	-	978,000
Formation, operating and diligence costs	2,438,000	924,000	6,000	3,368,000
Transaction costs recovered	(3,123,000)	-	-	(3,123,000)

Income (loss) from operations	685,000	(1,902,000)	(6,000)	(1,223,000)

Other income (expense):
Interest income from Trust Account	470,000	2,054,000	-	2,524,000
Other interest	-	-	3,000	3,000
Amortization of deferred finance costs	(696,000)	-	-	(696,000)
Interest expense	(124,000)	(23,000)	-	(147,000)
Net income (loss) applicable to ordinary shareholders	$335,000	$129,000	$(3,000)	$461,000

Weighted average number of ordinary shares outstanding excluding ordinary shares subject to possible redemption:
Basic	14,000,000	9,506,000	2,500,000	7,707,000
Diluted	17,678,000	12,245,000	2,500,000	10,113,000
Net income (loss) per ordinary share excluding shares subject to possible redemption:
Basic	$0.02	$.01	$0.00	$(0.20)
Diluted	$0.02	$.01	$0.00	$(0.20)

Weighted average number of ordinary shares subject to possible redemption:	4,025,000	3,772,000	-	2,534,000
Net income per ordinary share for shares subject to possible redemption:	$0.00	$0.00	$0.00	$0.00

See accompanying notes to financial statements

GEROVA FINANCIAL GROUP, LTD.
(f/k/a ASIA SPECIAL SITUATION ACQUISITION CORP.)
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

			For the period
			March 22, 2007
			(date of inception)
	Year ended December 31,		to December 31,
	2009	2008	2007	2009

Cash flows from operating activities
Net income (loss)	$335,000	$129,000	$(3,000)	$461,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of deferred finance costs	696,000	9,000	-	705,000
Increase (decrease) in cash attributable to change in current assets and liabilities:
Interest receivable from Trust account	(47,000)	-	-	(47,000)
Prepaid expenses and other assets	52,000	128,000	(248,000)	(68,000)
Accounts payable and accrued expenses and other	365,000	272,000	253,000	890,000
Net cash provided by operating activities	1,401,000	538,000	2,000	1,941,000

Cash flows used in investing activities: Investment in
Trust account	-	(115,000,000)	-	(115,000,000)

Cash flows from financing activities
Proceeds from line of credit, shareholder	-	-	500,000	500,000
Proceeds from offering of 11,500,000 Units in intial public offering	-	115,000,000	-	115,000,000
Proceeds from sale of warrants to purchase 5,725,000 ordinary shares to founders	-	5,725,000	-	5,725,000
Payments of offering costs	-	(6,345,000)	(333,000)	(6,678,000)
Payment of line of credit, shareholder	-	(500,000)	-	(500,000)
Proceeds from note payable	750,000	690,000	-	1,440,000
Payment of notes payable	(1,250,000)	(190,000)	-	(1,440,000)
Payment of financing costs	(24,000)	(16,000)	-	(40,000)
Proceeds from issuance of ordinary shares to founders	-	-	25,000	25,000
Net cash provided by (used in) financing activities	(524,000)	114,364,000	192,000	114,032,000

Net increase (decrease) in cash and cash equivalents	877,000	(98,000)	194,000	973,000

Cash and cash equivalents, beginning of period	96,000	194,000	-	-
Cash and cash equivalents, end of period	$973,000	$96,000	$194,000	$973,000

Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$124,000	$2,000	$-	$126,000

Supplemental schedule of non-cash financing activity:
Accrued offering costs	$-	$-	$260,000	$-
Deferred underwriters' fee	$3,450,000	$3,450,000	$3,450,000	$3,450,000
Ordinary shares assigned in connection with debt financing	$665,000	$665,000	$665,000	$665,000

See accompanying notes to financial statements

GEROVA FINANCIAL GROUP, LTD.
(f/k/a ASIA SPECIAL SITUATION ACQUISITION CORP.)
(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS' EQUITY
For the period March 22. 2007 (date of inception) to Decemeber 31, 2009

				Retained Earnings/
				(Deficit
				Accumulated
			Additional	During	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage)	Equity
Ordinary shares issued to founders at $0.01 per share on March 23, 2007	2,500,000	$-	$25,000	$-	$25,000

Net loss for the period	-	-	-	(3,000)	(3,000)
Balances, at December 31, 2007	2,500,000	-	25,000	(3,000)	22,000

Sale of 10,000,000 units on January 23, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 3,499,999 shares subject to possible redemption)	10,000,000	1,000	99,999,000	-	100,000,000

Sale of 1,500,000 units in underwriters overallotment option on January 30, 2008 at a price of $10 per unit in the public offering (each unit consists of one ordinary share and one warrant to purchase one ordinary share) (including 525,000 shares subject	1,500,000	-	15,000,000	-	15,000,000

Underwriter's discount and offering costs related to the public offering (includes $3,450,000 payable upon a business combination)	-	-	(10,128,000)	-	(10,128,000)

Sale of warrants to purchase 5,725,000 ordinary shares at $1 per warrant on January 16, 2008 to a founding shareholder			5,725,000	-	5,725,000
	-	-
Ordinary shares sold in the public offering subject to redemption (4,024,999 shares at redemption value)	-	-	(40,250,000)	-	(40,250,000)

Shares assigned in connection with debt financing	-	-	665,000		665,000

Net income for the period	-	-	-	129,000	129,000

Balances, at December 31, 2008	14,000,000	$1,000	$71,036,000	$126,000	$71,163,000

Net income for the period	-	-	-	335,000	335,000

Balances, at December 31, 2009	14,000,000	$1,000	$71,036,000	$461,000	$71,498,000

See accompanying notes to financial statements

GEROVA FINANCIAL GROUP, LTD.
(F/K/A ASIA SPECIAL SITUATION ACQUISITION CORP.)
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1—BASIS OF PRESENTATION, DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS AND ACQUISITION TRANSACTION

Basis of Presentation & Description of Organization and Business Operations:

Gerova Financial Group, Ltd. (f/k/a Asia Special Situation Acquisition Corp.) (a corporation in the development stage) (the “Company”) was formed under the laws of the Cayman Islands for the purpose of acquiring, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or obtaining a majority interest through contractual arrangements, of one or more unidentified operating businesses.  The Company’s intent has been to acquire all or a controlling interest in the equity of such operating business or businesses. In addition, the Company intent has been to only acquire a business or businesses that, upon completion of the Company’s initial business combination, will be its majority-owned subsidiaries and will be neither investment companies nor companies excluded from the definition of investment company by Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended.  If the Company’s initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of that interest that the Company acquires will be equal to at least 80% of the balance in the Trust Account (excluding deferred underwriting discounts and commissions).  In all instances, the Company would control the target company.  At December 31, 2009 the Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

At December 31, 2009, the Company had not commenced any operations or generated revenue.  All activity through December 31, 2009 relates to the Company’s formation, capital raising, initial public offering (the “Offering”) described below and efforts to locate a suitable acquisition target.  Following the Offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest.  The Company generates non-operating income in the form of interest income on investments held in a Trust Account, as described below, from the proceeds of the Offering.

The Company’s intent has been to identify prospective acquisitions that are located in or providing products or services to customers located in Asia.  The Company’s efforts to identify a prospective target business has not be limited to a particular industry or area in Asia, although the Company initially intends to focus efforts on acquiring an operating business in the leisure and hospitality and financial services industries, that is located in or providing products or services to consumers in China.  In evaluating a prospective target business, the Company will consider, among other factors, the financial condition and results of operations; growth potential; experience and skill of management; availability of additional personnel; capital requirements; competitive position; barriers to entry into other industries; stage of development of the products, processes or services; degree of current or potential market acceptance of the products, processes or services; proprietary features and degree of intellectual property or other protection of the products, processes or services; regulatory environment of the industry; and costs associated with effecting the business combination.  These criteria are not intended to be exhaustive.  Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors, as well as other considerations deemed relevant by the Company in effecting a business combination consistent with its business objective.  The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

The registration statement for the Offering (as described in Note 8) was declared effective on January 16, 2008 and the Company consummated the Offering on January 23, 2008.  Preceding the consummation of the Offering, an affiliate of the Company’s sponsor, which is an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased warrants to purchase 5,725,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), at $1 per warrant in a private placement (the “Private Placement”) (see Note 9).

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

The Company's first business combination must be with a business or combination of businesses with a fair market value of at least 80% of the amount in the Trust Account, less deferred offering costs of $3,450,000 at the time of acquisition.  In the event that shareholders owning 35% or more of the outstanding shares excluding, for this purpose, those persons who were shareholders prior to the Offering, vote against the business combination and request their redemption right as described below, the business combination will not be consummated.  In the event that more than 20%, but less than 35% of the shares owned by the Company’s public shareholders vote against a proposed business combination and exercise their redemption rights, the Company is still required to complete a business combination whose fair market value is equal to at least 80% of the amount in the Trust Account at the time of such acquisition, and as a result of any such redemptions may have to issue debt or additional equity securities to consummate the business combination or otherwise may be forced to dissolve and liquidate the Company.  All of the Company's shareholders prior to the Offering, including all of the officers and directors of the Company (the “Initial Shareholders”), have agreed to vote their 2,500,000 founding Ordinary Shares in accordance with the vote of the majority in interest of all other shareholders of the Company (the “Public Shareholders”) with respect to any business combination.  Additionally, in the event that any of the Initial Shareholders acquire shares of the Company in connection with the initial public offering, or in the aftermarket, they have each agreed to vote in favor of any business combination.

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

Acquisition Transaction:

Subsequent event:  As discussed further in Note 12, in January 2010, the Company acquired an 81.5% interest in Amalphis Group, Inc. (“Amalphis”), the parent company of Allied Provident Insurance Company, Ltd. (“Allied Provident”), a specialty insurance company domiciled in Barbados. At the same time, the Company also acquired approximately $655 million of the net assets (subject to assumed liabilities as well as valuation and audit adjustments) of a series of investment funds managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”).  The Company contributed to Allied Provident a portion of the net assets of the funds managed by Stillwater and Weston and may contribute the remaining Stillwater and Weston fund assets and other hedge fund assets the Company may acquire in the future to Allied Provident and to other insurance companies the Company may acquire.  The Company plans to redeem or sell some of the investment assets in order to generate additional working capital for operations.  The Company believes that it has sufficient sources of liquidity to finance its operations for the coming twelve months. The Company may, however, also attempt to raise additional debt and/or equity financing in connection with its planned activities or potential acquisitions.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Development stage company:

The Company complies with GAAP reporting requirements for Development Stage Enterprises.

Cash and cash equivalents:

For the purpose of the statements of cash flows, the Company considers money market and mutual fund accounts as well as all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Income (loss) per ordinary share:

Net income (loss) per Ordinary Share is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding for the period.  Net income (loss) per Ordinary Share, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares and would then share in the earnings of the Company except where the result would be anti-dilutive.  For the years ended December 31, 2009 and 2008 and for the period from March 22, 2007 (date of inception) to December 31, 2007 and 2009, the effect of the 17,225,000 warrants outstanding (including 5,725,000 warrants issued in connection with the Private Placement) have been considered in the calculation of fully diluted income per share under the treasury stock method.  The effect of the 475,000 units issued to the underwriters (see Note 7) was excluded from the calculation as the effect would be anti-dilutive.  For the period from March 22, 2007 (inception) to December 31, 2007, the Company did not have any dilutive securities therefore diluted loss per Ordinary Share is equal to basic loss per Ordinary Share for the period.

The Company’s statement of operations includes a presentation of net income per share for Ordinary Shares subject to possible conversion in a manner similar to the two-class method of net income per share.  Net income per Ordinary Share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to ordinary shares subject to conversion (nil for the years ended December 31, 2009 and 2008 and for the period from March 22, 2007 (inception) to December 31, 2007 and 2009) by the weighted average number of ordinary shares subject to possible conversion.

Fair value of financial instruments:

The carrying amounts of the Company's assets and liabilities, which qualify as financial instruments approximates their fair value represented in the accompanying balance sheet, due to their short-term maturities.

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

Preferred shares

As of December 31, 2009, the Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Redeemable ordinary shares:

If the Company’s initial business combination is approved, Public Shareholders voting against the business combination will be entitled to convert their Ordinary Shares into a pro rata share of the aggregate amount then on deposit in the Trust Account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the Trust Account, net of (1) income taxes payable on the interest income on the Trust Account and (2) up to $2,000,000 of interest earned on the Trust Account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The per share conversion price was $10.00 at December 31, 2009.

Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable ordinary shares to equal its redemption value at the end of each reporting period.

Deferred finance costs:

Deferred financing costs include amounts paid to lenders and others to obtain financing.  Such costs are capitalized and amortized using the straight-line method over the term of the related loan, which approximately the effective interest rate method.  Amortization of deferred financing costs is included in interest expense in our accompanying statements of operations.

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

Uncertain tax positions:

The Company periodically assesses its uncertain tax positions and recognizes tax benefits if they are “more-likely-than-not” to be upheld upon review by the appropriate taxing authority. The Company measures the tax benefit by determining the maximum amount that has a “greater than 50 percent likelihood” of ultimately being realized. The Company reverses previously accrued liabilities for uncertain tax positions when audits are concluded, statutes expire, and administrative practices dictate that a liability is no longer warranted, or in other circumstances as deemed necessary. These assessments can be complex and the Company often obtains assistance from external advisors. The Company recognizes interest and penalties related to uncertain tax positions in other income (expense) on its Statement of Operations. The Company did not recognize any adjustments for uncertain tax positions for any of the periods presented in the accompanying financial statements.

Foreign Currency Translation

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

As of December 31, 2009 and 2008, there were no local currency financial statements and, therefore, no such gains or losses were recognized in the statement of operations and no translation adjustments were recognized in shareholders’ equity.

NOTE 3 - FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board issued a statement which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The implementation during the first quarter of 2008 did not have a material impact on our financial condition, results of operations, or cash flows. We deferred the adoption of this statement with respect to non-financial assets until January 1, 2009 which include goodwill, and intangible assets with indefinite lives. This implementation did not have any effect on our financial condition, results of operations or cash flows. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset, and includes situations where there is little, if any, market activity for the asset as of December 31, 2009 and, 2008 follows:

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (at fair value):

Investment in Trust Account (see Note 4)	$115,000,000	$115,000,000	$—	$—
Cash equivalent	47,000	47,000	—	—
Total	$115,047,000	$115,047,000	$—	$—

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets (at fair value):

Investment in Trust Account (see Note 4)	$115,000,000	$115,000,000	$—	$—
Cash equivalent	96,000	96,000	—	—
Total	$115,096,000	$115,096,000	$—	$—

NOTE 4 – INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

The Company periodically invests in United States Treasury bills and classifies such bills as held-to-maturity securities in accordance with GAAP.  Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity.  Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.  During portions of 2008 and 2009, investment securities in the Company’s Trust Account consisted of a US dollar denominated Institutional Money Market Fund whose objective is to provide investors with as high a level of current income in U.S. dollars as is consistent with the preservation of capital and liquidity by investing in a diversified portfolio of high quality U.S. dollar denominated short-term money market instruments.  During 2008, investments also included repurchase agreements, time deposits, commercial paper, certificates of deposit, medium term notes and floating rate notes rated A-1/P-1 or better with a maximum weighted average maturity of 60 days.

Investment securities in the Company’s Trust Account at December 31, 2008 consisted of an investment in a Municipal Obligations mutual fund account (approximately $115,000,000 at December 31, 2008) which is recorded at cost, which approximates fair value, and adjusted for income distributions which occur monthly.

In February 2009, the Company purchased $115,000,000 face amount of Treasury Bills that mature on September 25, 2009.  In June 2009, such Treasury Bills were sold and the proceeds invested in a money market account.  Investment securities in the Company’s Trust Account at December 31, 2009 consist of $115,000,000 in a money market fund, which is recorded at cost, which approximates fair value, and is adjusted for income distributions which occur monthly.

For the period from March 22, 2007 (inception) to June 30, 2008, approximately $60,000 was deducted from the Trust Account for withholding of taxes which are not likely to be recovered.  As such, this amount was charged to formation and operating costs during the year ended December 31, 2008.  Through December 31, 2009, the first $750,000 of trust income was retained (see Note 1) and approximately $1,675,000 of trust income had been transferred to fund working capital of the Company.

NOTE 5 – ACQUISITION ACTIVITY AND ACQUISITIONS NOT COMPLETED

Amalphis Group, Inc. and certain investment funds –

As discussed further in Note 12, in January 2010, the Company acquired an 81.5% interest in Amalphis Group, Inc., the parent company of Allied Provident Insurance Company, Ltd., a specialty insurance company domiciled in Barbados. At the same time, the Company also acquired approximately $655 million of the net assets (subject to assumed liabilities as well as valuation and audit adjustments)of a series of investment funds managed by Stillwater and Weston.

White Energy -

On December 17, 2008, the Company entered into an Acquisition Framework Agreement (the “Framework Agreement”) with White Energy Company Limited (“White Energy”) and Binderless Coal Briquetting Company Pty Limited, a wholly owned subsidiary of White Energy (“BCBC”). Under the terms of the Framework Agreement, the Company agreed to acquire, through an exchange of shares, White Energy’s South-East Asian business operated by its indirect wholly owned subsidiary, BCBC Singapore Pte Ltd. (“BCBC Singapore”).  The Company and White Energy subsequently entered into a merger implementation agreement, as amended on August 28, 2009 and October 9, 2009 (the “Merger Agreement”).  The Merger Agreement replaced and superseded the terms of a prior agreement entered into with White Energy on March 12, 2009.  Under the terms of the Merger Agreement, it was contemplated that the Company would acquire, through an Australian court approved merger implementation arrangement, all of the outstanding shares of White Energy.  Under the terms of the Merger Agreement, White Energy was valued at approximately $490.0 million and, depending upon the amount of funds available from the Company as working capital after consummation of the transaction, the shareholders of White Energy would have owned approximately 75% to 83% of the Company’s fully diluted ordinary shares.

Consummation of the merger transaction was subject to a number of conditions, including the Company retaining (after all transaction expenses) not less than $100.0 million in cash in its trust fund, the approval by a majority number of holders holding not less than 75% of the voting share capital of White Energy, approval of the Australian courts, and the approval by holders of a majority of the 11,500,000 publicly traded voting ordinary shares of the Company.

On November 11, 2009, White Energy announced that it received commitments for $100.0 million of equity financing from unrelated institutional investors.   In addition, the Company was advised that the board of directors of White Energy determined in good faith that a number of the conditions precedent and other matters fundamental to the successful completion of the merger transaction with the Company were unlikely to be achieved.  After discussions between representatives of the Company and White Energy, the parties entered into a termination agreement pursuant to which the Merger Agreement and the transactions contemplated thereby were terminated by mutual agreement and each of the parties released the other and their respective affiliates and representatives.   In consideration for the Company’s agreement to terminate the Merger Agreement, White Energy agreed to pay the Company $3,125,000, consisting of $2,500,000 payable directly to the Company and $625,000 payable to retire 50% of the Company’s $1,250,000 line of credit note to an unaffiliated third party; both of which payments were made on November 27, 2009.

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

On November 3, 2008, pursuant to a Termination and Mutual Release Agreement with ChinaTel, the Company and ChinaTel agreed to terminate the Stock Purchase Agreement, the Amended and Restated Stock Purchase Agreement and the Merger Agreement (collectively, the “ChinaTel Agreements”) in their entirety.  In addition, the parties agreed to release each other, and their respective officers, directors, employees, agents, shareholders, representatives and affiliates against any and all rights, claims, liabilities, demands, actions, proceedings and causes of action, in law or in equity, by reason of any matter, event, cause or thing whatsoever, including, but not limited to, the obligations of the parties under the ChinaTel Agreements.  The Company elected to terminate the ChinaTel Agreements primarily due to the fact that the Company believed there were a number of unresolved regulatory due diligence issues in the People’s Republic of China relating to the proposed transaction.

NOTE 6 – NOTES PAYABLE

On December 16, 2008, the Company consummated a Funding Agreement (the “Funding Agreement”) with a placement agent calling for loans of up to $1,250,000 pursuant to promissory notes (the “Notes”) that called for interest at 12% per year and matured on the earlier of (a) January 16, 2010 or (b) the consummation of a business combination satisfactory to the lender.  The Notes are non-recourse to the amounts in the Trust Account in favor of the Public Shareholders and are secured by the assignment of 100,000 Ordinary Shares that are owned by certain Initial Shareholders.  Under the agreement, $500,000 was borrowed on December 26, 2008, and the remaining $750,000 was borrowed during the year ended December 31, 2009.  On December 1, 2009 the Notes were paid in full. The Notes were secured by the interest earned in the Trust Account up to $2,000,000.  In connection with the financing, as an inducement, certain of the Ordinary Shares held by certain initial investors were assigned to the lenders and will be conveyed upon release from escrow.  The value of these shares, $665,000 was treated as a capital contribution and the related financing costs are being amortized over the term of the loan.  Pursuant to the Funding Agreement, the Company is obliged to pay, and has paid, approximately $40,000 of costs associated with the agreement, proportionally with each draw down against the total.  Such costs are included in deferred financing costs and amortized over the term of the loan.

On February 28, 2008, the Company consummated a Loan and Security Agreement with a bank pursuant to which it issued a $500,000 promissory note to the bank in exchange for a line of credit that was used for working capital and general corporate purposes.  On March 28, 2008, the Company drew down $190,000, and on June 8, 2008 the Company repaid $50,000, under the note payable and on July 3, 2008 the remaining $140,000 principal amount, plus interest, was repaid.  Borrowings under the promissory note bore interest at the bank’s prime rate and were secured by certain assets of the Company.  No amounts were outstanding at December 31, 2009 and 2008 under this agreement.

NOTE 7—INITIAL PUBLIC OFFERING

On January 23, 2008, the Company consummated the sale of 10,000,000 units (“Units”) at a price of $10.00 per unit.  Each Unit consists of one Ordinary Share and one Redeemable Ordinary Share Purchase Warrant (“Warrant”).   On January 30, 2008, an additional 1,500,000 Units were sold pursuant to a 45-day option granted to the underwriters to cover any over-allotments.  Each Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $7.50 commencing on the later of: (i) the completion of business combination with a target, or (ii) January 16, 2009, and expiring on January 16, 2012.  The Warrants may be redeemed by the Company, at a price of $0.01 per Warrant, upon thirty (30) days notice after the Warrants become exercisable, only in the event that the average sale price of the ordinary share is at least $14.25 per share for any twenty (20) trading days within a thirty (30) trading-day period ending on the third day prior to date on which notice of redemption is given.  If the Company is unable to deliver registered Ordinary Shares to the holder upon exercise of warrants during the exercise period, there will be no cash settlement of the warrants and the warrants will expire worthless.

In connection with the Offering, the Company paid an underwriting discount of $4,600,000 (4.0%) and a non-accountable corporate finance fee of $1,150,000 (1%).  An additional fee of $3,450,000 (3.0%) is payable upon the Company's consummation of a business combination.  The underwriters are not entitled to any interest accrued on the deferred fee and have agreed to forfeit their share of the deferred fee due them to the extent of shares redeemed by Public Shareholders.  See however, Note 12.

In connection with the Offering, the Company has also sold to the underwriter, for $100 as additional compensation, an option to purchase up to a total of 475,000 units at a price of $12.50 per unit.  The 475,000 units to be issued upon exercise of these options are identical to those sold in the Offering.  The Company has accounted for this purchase option as a cost of raising capital and has included the instrument as equity in its financial statements. Accordingly, there is no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

The Company has estimated, based upon a Black Scholes model, that the fair value of the purchase option on the date of sale is approximately $0.78 per unit (a total value of $368,525), using an expected life of five years, volatility of 9.45% and a risk-free rate of 4.17%.  The volatility calculation is based on the average volatility of 16 business combination companies that have completed their public offerings in amounts ranging from $75,000,000 to $150,000,000, but have not yet announced an acquisition, during the period from January 1, 2002 to September 26, 2007.  Because the Company did not have a trading history at the time of the calculation, it needed to estimate the potential volatility of the unit price, which will depend on a number of factors which could not be ascertained at the time.  The Company used these companies because management believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s units.  Although an expected life of five years was used in the calculation, if the Company does not consummate a business combination within the prescribed time period and the Company is liquidated, the option will become worthless.

NOTE 8—RELATED PARTY TRANSACTIONS

At December 31, 2009, the Company is obligated to Angela Ho, its former chief executive officer for approximately $276,000 consisting of amounts advanced to pay certain costs on behalf of the Company in February 2008, together with approximately $24,000 of accrued interest at 5% per year.

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

On January 16, 2008, immediately prior to the Offering, the Company’s sponsor, Ho Capital Management, LLC, an entity co-managed and jointly owned by Angela Ho, the Company’s former chief executive officer and chairman, and Noble Investment Fund Limited, purchased an aggregate of 5,725,000 warrants, or “insider warrants,” at a price of $1.00 per warrant in the Private Placement. Ho Capital Management LLC and Noble Investment Fund Limited each have a 50% beneficial ownership interest in the insider warrants.  So long as the insider warrants are owned by Ho Capital Management LLC, Noble Investment Fund Limited or Angela Ho, the insider warrants may be exercised on a cashless basis and will not be subject to redemption.  The insider warrants may not be sold, assigned or transferred by Ho Capital Management LLC (nor may the members interest in Ho Capital Management LLC be sold, assigned or transferred) until the Company has consummated a business combination or (if the Company fails to consummate such business combination ) liquidates.  The insider warrants transfer restriction expires on the earlier of (i) a business combination or (ii) the Company’s liquidation.

The sale of the warrants to the Company’s sponsor did not result in the recognition of any stock-based compensation expense because they were sold above fair market value. The Company has granted the holders of such warrants demand and “piggy back” registration rights with respect to the 5,725,000 warrants and the 5,725,000 Ordinary Shares underlying the warrants at any time commencing on the date the Company announces that it has entered into a letter of intent with respect to a proposed business combination, provided, however, any such registration shall not become effective until the business combination has been completed.  The demand registration may be exercised by the holders of a majority of such warrants.  Insider warrants will not be subject to redemption if held by the initial holder thereof or its permitted assigns.  Permitted assigns include transfers to Noble Investment Fund Limited, as partial consideration for the $5,725,000 loan provided to Ho Capital Management LLC by Noble to purchase the insider warrants immediately prior to the Offering, or to Angela Ho, a member of Ho Capital Management LLC; provided that, the insider warrants may not be sold, assigned or transferred until the Company consummates a business combination.  The Company will bear the expenses incurred in connection with the filing of any such registration statements.  If the Company does not complete a business combination, then the $5,725,000 proceeds will be part of the liquidating distribution to Public Shareholders and the warrants issued under the transaction will expire worthless.  As a result of the business combinations consummated in January 2010 described in Note 12, the warrants remained in force.  However, the warrants or the Ordinary Shares issuable upon exercise of the warrants may not be transferred or sold until January 20, 2011, or one year after completion of the business combinations.

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

In connection with the acquisitions of the net assets of the Stillwater Funds (Notes 1, 5 and 12), the Company entered into a management agreement with Stillwater. Pursuant to such management agreement, Stillwater agreed to manage such assets in consideration for the payment of certain management and incentive fees.  A director of the Company is a principal of Stillwater.

NOTE 9 - REDEEMABLE ORDINARY SHARES

If the Company’s initial business combination is approved, Public Shareholders voting against the business combination will be entitled to convert their Ordinary Shares into a pro rata share of the aggregate amount then on deposit in the Trust Account, including their pro rata portion of the deferred underwriting discount and any interest income earned on the Trust Account, net of (1) income taxes payable on the interest income on the Trust Account and (2) up to $2,000,000 of interest earned on the Trust Account balance which will be available to the Company, net of income taxes payable on this amount, to fund working capital requirements. The initial per share conversion price was $10.00 at January 23, 2008.  In order to maintain that per share conversion price after the exercise of the underwriters overallotment option on January 30, 2008, the first $750,000 in interest earned on the amount held in the Trust Account (net of taxes payable) has been used raise the balance held in trust for the benefit of the public shareholders to $115,000,000 ($10.00 per share).  The per share conversion price at December 31, 2009 is $10.00 per share.

The Company accounts for redeemable Ordinary Shares in accordance with GAAP.  Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder.  The Company recognizes changes in the redemption value immediately as they occur and will adjust the carrying value of the redeemable Ordinary Shares to equal its redemption value at the end of each reporting period.

NOTE 10 – COMMITMENTS

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

In March 2009, the Company issued warrants to purchase 200,000 Ordinary Shares to a consultant in connection with performing due diligence on potential acquisitions.  The warrants have an exercise price of $7.50 and expire in January 2013.  The Company valuation of the warrants resulted in an immaterial amount.

NOTE 11 – NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, GAAP was amended to require an analysis to determine whether a company has a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The statement requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity when the holders of the entity, as a group, lose power, through voting or similar rights, to direct the actions that most significantly affect the entity’s economic performance. This amendment also enhances disclosures about a company’s involvement in variable interest entities and is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Although. The Company is in the process of evaluating this amendment to GAAP and the impact, if any, it will have on the acquisitions discussed in Note 12.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 12 – SUBSEQUENT EVENTS

Business Combination and Related Transactions -

On January 20, 2010, the Company consummated a business combination in which it (a) acquired an 81.5% interest in Amalphis, the parent company of Allied Provident, and (b) acquired what was estimated to be approximately $655 million of the net assets (subject to assumed liabilities as well as valuation and audit adjustments) of a series of investment funds managed by Stillwater and Weston.  The Company contributed to Allied Provident a portion of the net assets of the funds managed by Stillwater and Weston and intends to contribute the remaining Stillwater and Weston fund assets and other hedge fund assets it may acquire in the future to Allied Provident and to other insurance companies it may acquire. As part of the acquisition of certain of the assets managed by Stillwater, the Company acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar.  A description of the businesses comprising the business combination is as follows:

(a) Allied Provident is a specialty insurance company domiciled, and holding an insurance license, in Barbados and is authorized to conduct a general insurance business, including the sale of property, general liability, business interruption and political risk insurance, as well as compensation bonds, directors and officers insurance, errors and omissions insurance, structured transactions insurance wraps, and reinsurance.  Allied Provident commenced its insurance business in Barbados in November 2007.  It has primarily issued quota share policies that reinsure automobile insurance policies in the United States.  It has also directly written a number of directors’ and officers’ liability policies and a financial guaranty policy.

(b) The Stillwater Funds were a collection of Delaware limited partnerships and Cayman Islands exempt companies, all of which were pooled investment vehicles.  The Stillwater Funds were managed by Stillwater or its affiliates.  The portfolios consisted of mostly illiquid short and medium term loans and other asset backed obligations for various types of borrowers (consisting of lines of credit to attorneys real estate investments and life insurance settlement and premium finance loans) including participation in loans and loan portfolios of other lenders undervalued real estate, distressed real estate and real estate sold at foreclosure sales and a portfolio of hedge funds with diversified investment strategies.

(c) The Wimbledon Funds were master funds in a master-feeder structure which invested in investment pools managed by investment managers such as secured and unsecured loans and convertible and non-convertible notes and other debt instruments including investments coupled with warrants or other equity securities and issued by small-capitalization and private companies.

(d) Northstar Group Holdings, Ltd. is a Bermuda-based insurance holding company with a 100% interest in two licensed reinsurance companies in Ireland and Bermuda, Northstar Reinsurance Ireland Ltd. and Northstar Reinsurance, Ltd.  The insurance operating subsidiaries are life and annuity specialist reinsurers that commenced operations on July 1, 2004.  They were organized by Stillwater and Argus Insurance, together with management.  In Bermuda, Northstar holds a Class 3 license as a reinsurer and is a licensed life and annuity reinsurer in Ireland.  The Northstar Subsidiaries have approximately $800 million in assets and $120 million in capital.  Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. This treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February, 2008.  The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004

In connection with the business combination, the Company designated Series A Fixed Price Mandatory Convertible Preferred Shares, $0.0001 par value, $1,000 liquidation value (“Series A Preferred Shares”) that were convertible into Ordinary Shares at $7.50 per share.  Consideration paid for the business combination is as follows:

(a) 57,000 Series A Preferred Shares in consideration of shares in Amalphis equal to an 81.5% interest in the equity of Amalphis, and 30,000 Series A Preferred Shares for other assets contributed to Allied Provident (a subsidiary of Amalphis), which shares are to be converted into 11.6 million Ordinary Shares at $7.50 and are valued at approximately $87,000,000

(b)  655,250 Series A Preferred Shares in consideration for the net assets of the acquired Stillwater Funds and Wimbledon Funds, which shares are valued, initially, at $655,250,000 subject to appraisal and audit, and convertible into Ordinary Shares at $7.50 based on the final audited and appraised net asset value (initially, 87,366,666 Ordinary Shares).

(c) As part of the acquisition of the net assets of the Stillwater Funds, the Company acquired a 38% interest in Northstar Group Holdings, Ltd.

In connection with the acquisitions, the Company estimates that it has incurred approximately $23,500,000 costs directly attributable to the Amalphis, Stillwater and Wimbledon transactions relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 will be satisfied through the issuance of 1,391,667 Ordinary Shares.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.  In connection with the retention of a new chief executive officer (see below), the Company sold that person $5,333,333 Ordinary Shares in consideration of a limited recourse note in the amount of $20,000,000 ($3.75 per share).  The difference between the fair value of the Ordinary Shares on the date of the sale ($5.09) and the sales price aggregated approximately $7,150,000 and will be charged to operations.

The business combination will be accounted for under the purchase method of accounting in accordance with IFRS 3R. Under the purchase method of accounting, the total estimated purchase price, as calculated in the table below, is allocated to the net tangible and intangible assets acquired and liabilities assumed in connection with the transaction, based on their estimated fair values as of the completion of the transaction.  Any excess of the purchase price over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill.  The initial purchase price allocation has been made using estimates that are subject to audit and appraisal and therefore are subject to change.  The acquisition of the Stillwater Funds and Wimbledon Funds will be accounted for at their estimated total net asset value (“NAV”), initially estimated to be approximately $685,000,000, but subject to post closing audit and appraisal.  The term “NAV” is defined to mean (a) the aggregate fair market values of the assets of the applicable funds (including loan participations), calculated (i) as to the lending funds and the real estate funds at the lower of original investment cost or market value, and (ii) as to the Stillwater fund of funds (both Delaware and Cayman) at the market value of the portfolios of the investee-funds, as at December 31 2009, less (b)  any liabilities or obligations of such Fund as at December 31, 2009.  The assets of the Stillwater Funds and the Wimbledon Funds are included in the pro-forma information based on preliminary estimates and are subject to adjustment based on completion of appraisals and audits that are in process.  Such adjustments could be material.

In connection with the business combination, the Company redeemed 3,278,991 Ordinary Shares subject to redemption for approximately $32,790,000 and repurchased 7,916,656 Ordinary Shares for approximately $79,639,000.  The Company has entered into a settlement and release agreement with respect to an underwriter concerning the deferred underwriting fee.  Such agreement calls for the cash payment of $250,000 and a non-interest bearing note payable for $1,300,000 which is due on December 15, 2011 (subject to a discount if paid by December 15, 2010 or June 15, 2011 of $130,000 and $65,000, respectively).  If the note is not paid at maturity, the principal amount, after a notice and cure period, would increase to 2,250,000 less all amounts paid through the date of such increase.

In connection with the business combination, the Company granted the Stillwater Funds and Wimbledon Funds registration rights for the Ordinary Shares underlying the conversion feature of the Series A Preferred Shares issued to them.   The Company could be assessed penalties, as defined in the related agreement, for the failure to file a registration statement in a certain timeframe or for the failure to obtain effectiveness of such registration statement by July 31, 2010 or maintain effectiveness after such date.  Such penalties shall not exceed, in the aggregate, 10% of the aggregate net asset value transferred.  The Company intends to file the registration statement within the required timeframe and believes that such registration statement will be declared effective in the requisite timeframe and therefore there is not a material likelihood of a liability under the registration rights agreement.

On January 20, 2010, the shareholders of the Company approved the change of the Company’s name to Gerova Financial Group, Ltd., increased the Company’s authorized Series A Preferred Shares from 1,000,000 shares to 10,000,000 shares and increased the Company’s authorized Ordinary Shares from 50,000,000 to 350,000,000 Ordinary Shares.

On May 12, 2010, the shareholders of the Company at an extraordinary general meeting approved the following: (i) an increase in the authorized Ordinary Shares from 350,000,000 to 500,000,000; (ii) an increase in the authorized Series A Preferred Shares from 10,000,000 to 500,000,000; (iii) the automatic conversion of all 742,250 outstanding Series A Preferred Shares into 123,708,334 Ordinary Shares, resulting from a reduction in the conversion price of such Series A Preferred Shares from $7.50 per share to $6.00 per share; and (iv) the 2010 Plan (defined below).  As a result, there are approximately 133,400,000 Ordinary Shares issued and outstanding and no Series A Preferred Shares issued and outstanding.  All but 9,500,000 of the 123,708,334 shares issued upon conversion of the Series A Preferred Shares are subject to post-acquisition audit and other adjustments.

The following unaudited condensed pro-forma information reflects the business combination with Amalphis as though they occurred at the beginning of each period presented.

	Year ended December 31,
	2009	2008
Revenues	$22,859,000	$17,468,000
Net Income	$13,222,000	$3,932,000
Earnings per share:
Basic	$1.36	$0.04
Diluted	$0.12	$0.04

On May 21, 2010, the board of directors of the Company approved amendments to the January 16, 2008 warrant agreement to: (a) effect an exchange of the 17.7 million outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange will receive an additional warrant and own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of our Ordinary Shares; (b)  reduce the exercise price of the warrants from $7.50 to $7.00; and (c) extend the exercise period of the warrants for two years, or until January 16, 2014. The Company has set June 8, 2010 as the record date for determining the appropriate warrant holders entitled to receive the benefit of the foregoing amendments.

On May 26, 2010, the Company entered into a real estate joint venture transaction with Planet Five Development Group, LLC (“Planet Five”) and two other unaffiliated third parties.   The Company, Planet Five and Robert Willison (collectively, the “Operating Members”) formed a new Florida limited liability company called Net Five Holdings, LLC (the “JV Company”).   The Company intends to contribute to the JV Company all of the owned real estate properties and real estate loan assets acquired in connection with the January 2010 acquisition of the Stillwater Funds, and Planet Five and its affiliates will contribute to the JV Company not less than $100.0 million in net asset value of seven income producing operating properties and four undeveloped commercial and residential properties located in Florida (collectively, the “Contributed Assets”).  The Company or its subsidiaries will own a 49% Class A equity percentage interest in the JV Company, Planet Five will own a 38% Class A equity percentage interest and Mr. Willison and a third party will collectively own 12% Class B equity percentage interests in the JV Company.  The Class B equity interests only share in earning and profits of the JV Company after each of the Company and Planet Five recoup in cash the net asset values of the respective properties contributed by them to the JV Company.  In addition, the holders of the Class B equity interests have granted to Planet Five a three year irrevocable proxy to vote all Class B equity interests in the JV Company.   The management of the JV Company will be conducted by the Operating Members through a board of managers, a majority of which members are and will be persons designated by the Operating Members of the JV Company.  Messrs. Paul Rohan and Gregory Laubach, principal owners of Planet Five, and Robert Willison will constitute a majority of the members of the board of managers of the JV Company.

Employment Agreements -

The Company retained the services of a new chief executive officer effective December 1, 2009 under a contract that calls for a base salary of $650,000 (as increased by the greater of 3% per year or the increase in the consumer price index) and a bonus of up to 100% of his base salary as may be determined by the board of directors.  On April 8, 2010, such chief executive officer resigned from all positions held with the Company and entered into a separation agreement and release with the Company.  In addition, the Company also agreed to repurchase from an entity affiliated with such executive, all of the 5,333,333 Ordinary Shares sold to such entity in January 2010, in consideration for termination of a secured note issued to the Company and certain deferred payments aggregating $4.95 million.

Effective April 1, 2010, the Company entered into an employment agreement pursuant to which, among other things, an executive serves as President and Chief Executive Officer of Gerova Holdings, Ltd. for an initial term of three years, subject to mutual agreement to extend the term for such period as may be agreed.   The executive shall also provide services to one or more direct or indirect subsidiary corporations or divisions of the Company or related affiliates of the Company that are engaged in the insurance and/or reinsurance businesses.  He also has such additional responsibilities or duties with respect to the Company as may be determined and assigned to him by the board of directors.

This executive is entitled to a base salary of $400,000, subject to increase at the discretion of our board of directors, and to a targeted bonus of 100% of his base salary as may be determined by the board of directors.  He is also entitled to receive options to purchase 120,000 Ordinary Shares under the 2010 Plan.  Such options shall vest at a rate of one-third per year on the each anniversary of the employment agreement and are exercisable at a price per share that is the greater of 100% of the closing market price of the Ordinary Shares, as traded on the NYSE Amex Exchange or other national securities exchange, or 100% of the per share value of the shareholders’ equity of the Company.  Such options are subject to immediate vesting if the executive terminates the employment agreement for “good reason” or his employment is terminated for reasons other than “cause” as defined.  Should his employment be terminated for “cause,” all such options will be immediately cancelled and forfeited.  He is also entitled to receive standard insurance, health and medical benefits as are generally made available to other employees of the Company. The agreement also contains provisions for payment in the event of death or disability or termination without “cause,” all as defined in the agreement.

2010 Stock Incentive Plan -

In January 2010, the Company adopted a Stock Incentive Plan (the “2010 Plan”) for its employees, which was approved by the shareholders at an extraordinary general meeting. The 2010 Plan provides for various types of awards denominated in Ordinary Shares to employees, officers, nonemployee directors and agents of the Company and its participating subsidiaries. The purposes of the 2010 Plan are to align employee interests with those of our shareholders, to attract and retain employees by providing competitive compensation opportunities, and to provide incentives for those employees who contribute to the long-term performance and growth of the Company and its subsidiaries.

The 2010 Plan is administered by the compensation committee of the board of directors. With respect to participants who are directors, the plan may be administered by the entire board of directors.  The committee has the authority to administer and interpret the 2010 Plan, to determine the employees to whom awards will be made under the 2010 Plan and, subject to the terms of the 2010 Plan, the type and size of each award, the terms and conditions for vesting, cancellation and forfeiture of awards and the other features applicable to each award or type of award. The committee may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, waive any conditions or restrictions imposed with respect to awards or the stock issued pursuant to awards and make any and all other determinations that it deems appropriate with respect to the administration of the 2010 Plan, subject to the minimum vesting requirements of the 2010 Plan, the prohibitions in the 2010 Plan against re-pricing, the provisions of Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended, the laws of the Cayman Islands, the Memorandum and  Articles of Association of the Company and any other applicable laws or exchange rules.

The 2010 Plan provides that up to 20 million shares shall be available for grant pursuant to the various types of awards that may be granted under the plan, but that each share subject to an option or SAR shall be counted as one share.  The number of shares authorized for grant under the 2010 Plan is subject to adjustment if there is a change in the Ordinary Shares, such as a share split or other transaction that increases (or decreases) the number of Ordinary Shares outstanding.

If an award under the 2010 Plan is forfeited, cancelled, or terminated or expires prior to the issuance of shares, the shares subject to the award will be available for future grants under the 2010 Plan.

Under the 2010 Plan, the shares available for awards under the plan may not vest in full prior to the third anniversary of the award date (except in certain circumstances, such as retirement, death, disability, leave of absence, termination of employment, the sale or other disposition of a participant’s employer or other similar event). Additionally, this three-year minimum vesting schedule will not apply to the extent that any award would become vested upon the achievement of performance objectives over a period of at least one year, and such objectives are in fact achieved.  Payment of the exercise price of a non-qualified stock option or incentive stock option may be made by methods permitted by the committee from time to time, including payment in cash, by tendering (actually or by attestation) Ordinary Shares owned by the participant for any minimum period of time that the committee may specify, and that have a fair market value equal to the exercise price; by a combination of cash and Ordinary Shares; or by authorizing the sale of the number of shares otherwise issuable upon exercise, with the sale proceeds applied towards the exercise price. Additionally, the committee may provide that stock options can be net exercised, that is, to be exercised by issuing shares having a value approximately equal to the difference between the aggregate value of the shares as to which the option is being exercised and the aggregate exercise price for such number of shares.

The 2010 Plan provides that at any time prior to, at or after the time of a “change of control” (as defined in the plan) that, with respect to a participant whose employment has been terminated as a result of the change of control, the committee, may, in its discretion, provide for the acceleration of any time periods or the waiver of any other conditions to vesting, exercise, payment or distribution of an award, or provide for the purchase of any award.

The Company has evaluated the need to disclose events subsequent to the balance sheet date through the filing date of this 20-F and concluded that all such material items are disclosed.

ITEM 18:	Financial Statements

See Item 17.

ITEM 19:	Exhibits

Financial Statements

The following financial statements are filed as part of this report under Item 8 of Part II “Financial Statements and Supplementary Data:

A.	Report of Independent Registered Public Accounting Firm
B.	Balance Sheets as of December 31, 2009 and 2008.
C.	Statements of Operations for the years ended December 31, 2009 and 2008 and for the period from March 22, 2007 (inception) to December 31, 2009.
D.	Statements of Cash Flows for the years ended December 31, 2009 and 2008 and for the period from March 22, 2007 (inception) to December 31, 2009.
E.	Statements of Shareholders’ Equity for the period from March 22, 2007 (inception) to January 1, 2009.

Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 20-F.

Exhibit No.	Description
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

3.2
Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

3.3
Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit B of Exhibit 99.2 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010.

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

4.7
2010 Stock Incentive Plan of the Company (incorporated herein by reference to Exhibit A of Exhibit 99.2 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010.

4.8
Amendment No. 1 to Warrant Agreement, dated as of May 25, 2010, by and among Gerova Financial Group, Ltd. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 28, 2010.

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

10.16
Letter of Intent, dated December 18, 2009, with Stillwater Capital Partners, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.17
Letter Agreement dated December 22, 2009 with Northstar Companies (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.18
Stillwater Merger Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.19
Stillwater Asset Purchase Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.20
Wimbledon Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.6 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.21
Wimbledon Real Estate Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.7 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.22
Amalphis Group Share Exchange Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.8 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.23
Employment Agreement dated as of December 1, 2009, by and between Marshall Manley and Asia Special Situation Acquisition Corp. (incorporated herein by reference to Exhibit 10.10 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.24
Share Purchase Agreement dated as of January 1, 2010, by and among Asia Special Situation Acquisition Corp., Marseilles Capital LLC and Marshall Manley (incorporated herein by reference to Exhibit 10.9 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.25
Engagement Agreement with Roth Capital Partners (incorporated herein by reference to Exhibit 10.11 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010.

10.26
Agreement, dated January 13, 2010, by and between Asia Special Situation Acquisition Corp. and Victory Park Capital Advisors, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010.

10.27
Form of Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010.

10.28
Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

10.29
Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

10.30
Investment Management Agreement, between the Company and Stillwater Capital Partners, Inc., dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010.

10.31
Separation Agreement and Release, dated as of April 8, 2010, by and between Gerova Financial Group, Ltd. and Marshall Manley (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010.

10.32
Share Repurchase Agreement, dated as of April 8, 2010, by and among Gerova Financial Group, Ltd., Marseilles Capital LLC and Marshall Manley (incorporated herein by reference to Exhibit 4.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010.

10.33
Amended and Restated Registration Rights Agreement by and among the Company, Stillwater Capital Partners, Inc., Stillwater Capital Partners, LLC, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., dated as of April 23, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010.

10.34	Employment Agreement dated as of April 1, 2010 by and between Gerova Financial Group, Ltd. and Lou E. Hensley.*

10.35
Form of Operating Agreement of Net Five Holdings, LLC, dated as of May 26, 2010, by and among Planet Five Development Group, LLC, Gerova Financial Group, Ltd., Planet Five at Gerova, LLC, Robert V. Willison, and the other parties thereto.*

10.36	Form of Contribution Agreement, dated as of May 26, 2010, by and among Gerova Financial Group, Ltd., Planet Five Development Group, LLC and Net Five Holdings, LLC.*

12.A	Certification by President pursuant to Sarbanes Oxley Section 302.*

12.B	Certification by Chief Financial Officer pursuant to Sarbanes Oxley Section 302.*

13.A	Certification by President pursuant to 18 U.S.C. Section 1350.*

13.B	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350.*

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

GEROVA FINANCIAL GROUP, LTD.

June 1, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President (Principal Executive Officer)