Form 20-F/A
period 2009-12-31
Gerova Financial Group Ltd
filed 2010-06-16
CIK 1407437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

Commission File No.  001-33916

GEROVA Financial Group, Ltd.
(Exact name of Registrant as specified in its charter)

GEROVA Financial Group, Ltd.
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Keith Laslop
Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11
Bermuda
(441) 296-7777
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐      No ☒

TABLE OF CONTENTS

FORM 20-F/A		I

TABLE OF CONTENTS		2

EXPLANATORY NOTE		4

PART I		5

OVERVIEW:		5

ITEM 1:	Identity of Directors, Senior Management and Advisors	7

ITEM 2:	Offer Statistics and Expected Timetable	7

ITEM 3:	Key Information	7

A.	Selected Financial Data	7
B.	Capitalization and Indebtedness	8
C.	Reasons For The Offer and Use Of Proceeds	8
D.	Risk Factors	8

ITEM 4:	Information on the Company	27

A.	History and Development of the Company	27
B.	Business Overview	29
C.	Organizational Structure	46
D.	Property, Plants and Equipment	46

ITEM 5:	Operating and Financial Review and Prospects	47

A.	Operating Results	47
B.	Liquidity and Capital Resources	49
C.	Research and Development, Patents and Licenses, etc.	50
D.	Trend Information	50
E.	Off-Balance Sheet Arrangements	50
F.	Tabular Disclosure of Contractual Obligations	51
G.	Safe Harbor	51

ITEM 6:	Directors, Senior Management, and Employees	52

A.	Directors and Senior Management	52
B.	Compensation	55
C.	Board Practices	60
D.	Employees	63
E.	Share Ownership	63

ITEM 7:	Major Shareholders and Related Party Transactions	65

A.	Major Shareholders	65
B.	Related Party Transactions	65
C.	Interests of Experts and Counsel	66

ITEM 8:	Financial Information	66

A.	Financial Statements and Other Financial Information	66
B.	Significant Changes	67

ITEM 9:	The Offering and Listing	69

A.	Offer and Listing Details	69
B.	Plan of Distribution	69
C.	Markets	69
D.	Selling Shareholders	70

E.	Dilution	70
F.	Expenses of the Issue	70

ITEM 10:	Additional Information	70

A.	Share Capital	70
B.	Memorandum and Articles of Association	70
C.	Material Contracts	73
D.	Exchange Controls	74
E.	Taxation	74
F.	Dividends and Paying Agents	80
G.	Statements by Experts	81
H.	Documents on Display	81
I.	Subsidiary Information	81

ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	81

ITEM 12:	Description of Securities other than Equity Securities	81

PART II		81

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	81

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	81

ITEM 15:	Controls and Procedures	82

ITEM 16:	Reserved	82

A.	Audit Committee Financial Expert	82
B.	Code of Ethics	83
C.	Principal Accountant Fees and Services	83
D.	Exemptions From the Listing Standards for Audit Committees	83
E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	83
F.	Change in Registrant’s Certifying Accountant	83
G.	Corporate Governance and Exchange Act Reporting	84

PART III		85

ITEM 17:	Financial Statements	85

ITEM 18:	Financial Statements	86

ITEM 19:	Exhibits	86

EXPLANATORY NOTE

GEROVA Financial Group, Ltd. (generally referred to herein as the “Company”, “we”, “our” or “us”) is filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2009 that was filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2010 (the “Original Filing”), to update certain Risk Factors related to the Company, to include information on recently appointed executive officers, to provide additional disclosure regarding corporate governance, and to highlight certain reporting and disclosure differences related to foreign private issuers.  In addition, as required by Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, new certifications by our principal executive officer and financial officer are filed as exhibits to this Amendment No. 1 to our Annual Report on Form 20-F/A under Item 19 of Part III hereof.  For the convenience of the reader, this Amendment No. 1 presents all information included in the Original Filing.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with our filings with the SEC which are subsequent to the filing of the Original Filing.

PART I

OVERVIEW:

GEROVA Financial Group, Ltd. is an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and casualty business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

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

In January 2010, we acquired an 81.5% interest in Amalphis Group Inc. (“Amalphis”), the parent company of Allied Provident Insurance Inc., a specialty insurance company domiciled in Barbados (“Allied Provident”). At the same time, we also acquired various investment assets (subject to assumed liabilities as well as valuation and audit adjustments) which are managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”).   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.  Also in January 2010, we changed our corporate name to GEROVA Financial Group, Ltd.

As part of our acquisition of certain of the assets managed by Stillwater, we acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar Group Holdings Ltd., a Bermuda insurance holding company (“Northstar”).

On June 7, 2010, we received approval from the Bermuda Monetary Authority to register a newly-formed Bermuda company, GEROVA Reinsurance, Ltd., as a long-term insurer, which will authorize it to underwrite life and annuity reinsurance business.

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

Our Ordinary Shares, units and warrants trade on the NYSE Amex Exchange (NYSE:Amex US: GFC, GFC.U and GFC. WS).

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

As disclosed in our Form 6-K dated January 22, 2010, in connection with our business combination transactions consummated in January 2010, we repurchased for approximately $112.4 million an aggregate of approximately 11.2 million ordinary shares from our public shareholders resulting in our retaining approximately $2.6 million in cash before transaction costs from the funds originally received in our January 2008 initial public offering.  As such, we need additional working capital in order to maintain the value of certain collateral securing our assets and to expand our business operations.  In the last few months we have sold or redeemed some of our acquired assets in order to generate additional working capital for operations.  We believe that we have sufficient sources of liquidity to finance our existing operations for the coming twelve months. However, we may be required to raise additional debt and/or equity capital to finance our planned activities or potential acquisitions.   There can be no assurance that we will be successful in raising additional capital if we elect to do so or, if such capital is available, that it will be on acceptable terms that will not otherwise dilute the equity interests of our existing shareholders.

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

As part of our January 2010 acquisition of the assets and liabilities of various pooled investment vehicles (the “Stillwater Funds”) then managed by Stillwater, the purchase price for those assets was based upon approximately $541.25 million of estimated net asset values as of December 31, 2009 (the “Estimated Asset Values”) which estimates were provided to us by Stillwater.  Such Estimated Asset Values are subject to a post-acquisition adjustment based upon an independent audit of approximately 90% of those assets.  Although the independent audit has not yet been completed, such audit may conclude that the final net asset values of the Stillwater Funds are materially lower than the Estimated Asset Values.  Although the share adjustment provisions contained in our acquisition agreements entitle us to issue a correspondingly lower number of our Ordinary Shares to the former investors and beneficial owners of the Stillwater Funds and our net shareholder equity per share would not be affected, any reduction to the Estimated Net Asset Values of the Stillwater Funds would result in our company having lower total net assets and a lower total capital base.

We may not be able to collect on certain of our assets and our lack of liquidity has resulted in the loss in value of certain collateral.

Certain of the Stillwater Funds have historically invested primarily in loans secured by real estate, loans made to law firms in connection with tort litigation claims, and loans made to borrowers who, in turn, have invested in life insurance policies and made certain premium finance loans in connection therewith. Although all the loans were originated as secured loans with what was deemed to be adequate collateral, as at December 31, 2009, a substantial majority of the real estate loans were experiencing interest payment delinquencies of 90 days or more, a small percentage of our law firm loans have ceased to accrue interest, and a substantial majority of all of these loans had been extended beyond their original maturity dates by more than six months. Additionally, certain of these loans were already declared in default resulting in legal action by Stillwater, including the foreclosure of certain real estate collateral. Although we have been advised that most of the principal amount of and accrued interest on the loans made by the Stillwater Funds will eventually be fully repaid by the borrowers, their guarantors or through foreclosure and disposition of collateral, there is a risk that a substantial portion of such loans may ultimately be non-performing or uncollectible.

In order to preserve the value of certain collateral, a portion of the Stillwater Funds asset backed loans may benefit by our investing additional funds to service the assets representing the collateral for such loans.  Specifically, our premium finance business and related life insurance assets require significant ongoing funding by the borrower to pay the periodic premiums due on the life insurance policies in order to preserve their value and keep such policies from lapsing.  In order to preserve the value of these life insurance assets, which are collateral for our loans to the borrower, we may be forced to make payments through the extension of additional loan advances to our borrower or through other direct payments.  However, we have not made a substantial number of these payments primarily due to our lack of liquidity, as well as other factors including rate of return considerations, collateral adequacy and life expectancy estimates.  Since December 2009, over 50% of the original face amount of these life insurance policies has lapsed.  Although, we are taking steps to take control of our collateral in this asset class, if we do not service the portfolio by making such payments, the collateral represented by these policies will continue to lose further value.

Similarly, our law firm loan portfolio may benefit from us making additional advances to law firm borrowers from time to time in order to allow the borrowers to pursue contingent litigation matters on which these borrowers may earn fees which are intended to serve as the principal source of repayment of our loans. If we are unable or otherwise elect not to continue to fund the litigation activities of these borrowers, it may have a negative impact on our ability to collect the full amount of the existing or future loans. In addition, our real estate loans and real estate investments may require additional funding in order to realize revenue or preserve economic value. Overall, if we do not have sufficient liquidity to meet the various funding requirements to preserve this collateral, a substantial portion of these assets may suffer a material loss in value, which would adversely affect our ability to collect on the loans.

Certain of our subsidiaries are obligated to pay significant redemption claims to former investors.

Partly as a result of the recent economic recession, many investors in hedge funds and other investment funds have sought to withdraw or redeem their investments, in many cases resulting in investment managers suspending redemption requests.  The Stillwater Funds currently owe approximately $30.0 million in unsatisfied investor redemption claims.  Many, if not all, of these debts and claims will be required to be repaid by our subsidiaries from the sale of fund assets or collection of accounts receivable before available funds can be redeployed or reinvested.  As a result, amounts available to be utilized as regulatory capital for our existing and proposed insurance businesses may be materially and adversely affected.  In addition, former investors to whom such redemption claims are owed may take legal action to collect these debts which could adversely affect the operations of our subsidiaries.

Our failure to obtain the audits of certain of our assets may adversely affect our business and operations.

Under the terms of our acquisition agreements, we were to have obtained by not later than March 31, 2010 audits of certain of such Stillwater Funds as at December 31, 2009.  Although we have been advised that such audits will be completed in the near future, to date, such audits have not been completed.   Further delays in receiving such audit reports may materially and adversely affect our ability to raise additional capital and could result in our breach of certain agreements to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares we issued in connection with our January 2010 acquisitions.  Although we believe that such audits will be completed in the near future, there is no assurance that they will be made available on a timely basis, if at all.

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

A.                 History and Development of the Company

Overview

GEROVA Financial Group, Ltd. is an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and casualty business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

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

In January 2010, in connection with the Business Combinations, we acquired an 81.5% interest in Amalphis, the parent company of Allied Provident. At the same time, we also acquired various investment assets (subject to assumed liabilities as well as valuation and audit adjustments) which are managed by Stillwater and Weston.   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.  Also in January 2010, in connection with the Business Combinations, we changed our corporate name to GEROVA Financial Group, Ltd.

As part of our acquisition of certain of the assets managed by Stillwater, we acquired a 38% economic interest (representing approximately a 40% voting interest) in Northstar.

On June 7, 2010, we received approval from the Bermuda Monetary Authority to register a newly-formed Bermuda company, GEROVA Reinsurance, Ltd., as a long-term insurer, which will authorize it to underwrite life and annuity reinsurance business.

In connection with the foregoing acquisitions, we entered into management agreements with Stillwater and Weston.  Pursuant to such management agreements, Stillwater and Weston agreed to manage such assets in consideration for the payment of certain management and incentive fees.

Our Ordinary Shares, units and warrants trade on the NYSE Amex Exchange (NYSE:Amex US: GFC, GFC.U and GFC. WS).

The Company’s principal executive offices are located at:

Cumberland House, 5th Floor
1 Victoria Street
Hamilton, HM 11, Bermuda

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

B.                 Business Overview

Overview

We are an international reinsurance company focused on the life and annuity reinsurance markets, in addition to a niche property and casualty business. Through our insurance subsidiaries, we underwrite annuity and life insurance risks that we believe will produce favorable long-term returns on shareholder equity. The investment portfolio derived from our insurance reserves, or our float, is allocated across traditional fixed income and equity investments, as well as asset classes where we believe we can achieve yield enhancement opportunities, including engaging in active investment strategies such as directly making secured loans to middle market companies in select industries underserved by banks. We believe the active origination of secured loans and equity interests as part of our investment strategy is differentiated from many traditional insurance companies’ portfolio management approach.

We currently own a controlling interest in Allied Provident, a specialty insurance company domiciled in Barbados, and a significant minority interest in Northstar, a Bermuda insurance holding company with insurance subsidiaries licensed in Bermuda and Ireland.

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

Our Competitive Advantages

•           Experienced management team.  Lou Hensley and Gary T. Hirst have had long and successful careers as senior executives of financial companies, and together have extensive experience in insurance and asset management.

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

Name	Jurisdiction of Incorporation	Proportion of Company’s Ownership Interest
GEROVA Holdings Ltd.	Bermuda	100%
GEROVA Reinsurance, Ltd.	Bermuda	100%
Gerova Management Inc.	Florida	100%
Gerova Financial Group (UK) Ltd.	United Kingdom	100%
Gerova Advisors LLC	Delaware	100%
Gerova Asset Backed Holdings LP	Delaware	100%
Gerova Real Estate Holdings LP	Delaware	100%
Gerova WPB Venture Holdings LP	Delaware	100%
Stillwater Market Neutral Holdings LP	Marshall Islands	100%
Gerova AB Holdings Ltd.	Cayman Islands	100%
Gerova MN Holdings Ltd.	Cayman Islands	100%
WFM Holdings Ltd.	Cayman Islands	100%
Amalphis Group, Inc.	British Virgin Islands	81.5%
Allied Provident Insurance Inc.[1]	Barbados	81.5%
Net Five Holdings, LLC	Florida	49%
Northstar Group Holdings, Ltd.[2]	Bermuda	38%
Northstar Reinsurance Ltd.[3]	Bermuda	38%
Northstar Reinsurance Ireland Ltd.[3]	Ireland	38%

1.             Direct wholly-owned subsidiary of Amalphis Group, Inc.

2.	Direct partially-owned subsidiary of Stillwater Market Neutral Holdings LP. Such ownership interest represents approximately a 38% economic interest and approximately a 40% voting interest.

3.	Direct wholly-owned subsidiaries of Northstar Group Holdings, Ltd. Such ownership interest represents approximately a 38% economic interest and approximately a 40% voting interest.

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

Overview

We currently own a controlling interest in Allied Provident, a specialty insurance company domiciled in Barbados, and a significant minority interest in Northstar, a Bermuda insurance holding company. At the same time, we also own various investment assets (subject to assumed liabilities as well as valuation and audit adjustments).   We have contributed some of, and intend to contribute the remainder of, these assets to our existing insurance companies and other specialty insurance or reinsurance companies we form or acquire in the future.

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

The Company estimates that it has incurred approximately $23,500,000 in costs directly attributable to the Business Combinations relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 million was satisfied through the issuance of 1,391,667 Ordinary Shares and certain private warrants.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.

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

Name	Age	Position
Gary T. Hirst	57	President and Chairman of the Board
Joseph J. Bianco	59	Chief Executive Officer
Keith Laslop	38	Chief Operating Officer and Director
Michael Hlavsa	56	Chief Financial Officer and Secretary
Christopher Holmes	50	Vice President
Andrew Tse	57	Vice President
Lou Hensley	46	President & CEO/Gerova Holdings Ltd.
Arie Jan van Roon	64	Director
Stuart L.R. Solomons	59	Director
Leonard de Waal	62	Director
Arie Bos	61	Director
Jack Doueck	46	Director

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

Joseph J. Bianco was appointed as our Chief Executive Officer in June 2010.  Mr Bianco purchased Lotus Performance Cars, Inc. in 1982, which he subsequently sold to General Motors in 1987. In 1990, Mr. Bianco co-founded and became Chief Executive Officer of Alliance Entertainment Corporation. In 1996, Mr. Bianco and his partner sold control of NYSE-Listed Alliance, then the leading independent distributor of CD music in the world, and resumed his private investing activities. In 1998, an investor group led by Mr. Bianco bought the first of several magazine distributors that were consolidated into the Interlink Companies, of which Mr. Bianco was Chairman. Interlink, a leading distributor of magazines to booksellers and other retailers was sold in 2001 to the Source-Interlink Companies. From 1997 to 2000, Mr. Bianco was also Chairman of Cognitive Arts, Inc., a leading creator of educational software, which was purchased from Northwestern University. From 2003 to 2004, he served on the board of directors of Whitewing Environmental, Inc. Mr. Bianco also serves on the Board of several other private corporations as well as two non-profit organizations.  He also currently serves as Chairman and CEO of Florham Consulting Corp. a publicly traded company.  Mr. Bianco graduated from Yale Law School in 1975, where he was an editor of the Yale Law Journal. He became Associate Dean at Cardozo School of Law at Yeshiva University and is the author of two books and various articles.

Keith Laslop was appointed as a director of the Company in May 2008 and was appointed as our Chief Operating Officer in June 2010.  Mr. Laslop is a chartered accountant and holds the Chartered Financial Analyst (CFA) accreditation. From 2004 to 2008, Mr. Laslop served as the President of Prolexic Technologies, Inc., a managed digital security service provider, where he was responsible for the growth and financial performance of the company.  From 2001 to 2004, he served as the Chief Financial Officer and Business Development Director of Elixir Studios Ltd., a London-based interactive entertainment software developer, where he was responsible for originating and negotiating new development contracts, as well as securing three rounds of capital to fund operations. Prior to Elixir, Mr. Laslop was Director of Business Development EMEA at Inktomi, a public Internet infrastructure software company.  He has a background in structuring and negotiating various mergers and acquisitions in London, England and Toronto, Canada.   Mr. Laslop earned an Honors Business Administration degree from the University of Western Ontario in 1993 and his Chartered Accountant designation from the Canadian Institute of Chartered Accountants in 1996. In addition, he earned his Chartered Financial Analyst designation from the Institute of Chartered Financial Analysts in 1999.

Michael Hlavsa has been our Chief Financial Officer since our inception.  He is an experienced executive that has over 33 years of combined financial and operational experience. He is both a Certified Public Accountant and a Certified Internal Auditor. He has spent over 18 years working in the United States casino industry. From 2004 to the present, he has been the founder and principal owner of Signature Gaming Management LLC, a consulting firm specializing in advising emerging companies engaged in gaming operations. In 2005, he served as Chief Executive Officer for Titan Cruise Lines, a casino business which operated a 2,000 passenger ship and high speed shuttles. From 2001 to 2004, Mr. Hlavsa was the Chief Executive Officer for SunCruz Casinos, the largest day cruise gaming company in the United States. From 1997 to 2000, Mr. Hlavsa was Managing Partner at Casino Princesa in Miami, Florida where he was responsible for the development and operation of a large mega-yacht gaming vessel. From 1993 to 1997, he served as Chief Financial Officer and Vice President, Midwest region, for Lady Luck Gaming Corporation, a publicly traded company. While at Lady Luck, he participated in that company’s initial public offering of equity and a $185 million debt financing. From 1991 to 1993, Mr. Hlavsa was the Vice President of Finance and Administration for the Sands Hotel and Casino in Las Vegas, Nevada. His first 12 years of gaming experience was in Atlantic City, New Jersey in various audit and finance positions with well-established gaming companies such as Caesars, Tropicana and Trump Plaza. Since March 2007, Mr. Hlavsa has served as Chief Financial Officer and a director of Gerova.  Since November 2007, he has also served as the Chief Financial Officer and Director for Fund.com Inc., a publicly trade company.  He received a Bachelor of Science degree from Canisius College in Buffalo, New York in 1975.

Christopher Homes was appointed as our Vice President in June 2010. Mr. Holmes has worked in financial services for 27 years as a senior executive officer and director of a variety of private and public companies.  Since 2007 he has served as the Chief Executive Officer of Bankruptcy Protection Fund Ltd., a niche financial services business.  From 2005 to 2007, he was the Chief Executive Officer of One Advice Group, LLC.  From 1983 through 2004, he served in a variety sales and management positions for HSBC Bank, HFC Bank plc (a member of the HSBC Group), Commercial Union, Lloyds of London and, from 2004 to 2004, as Strategy Director for Barclay’s Bank, Premier Banking.

Andrew Tse has served as our Vice President since our inception. From 1981 to 2006, Mr. Tse was associated with a number of businesses located in China (Hong Kong and Macau) that are owed or controlled by Dr. Stanley Ho, the father of our chairman and co-chief executive officer, Angela Ho, including Shun Tak Holdings Ltd., Heli Express Ltd. and Hong Kong Express Airways Ltd. which are engaged in the business of sea transport, helicopter transport and scheduled airline services, respectively. From 1981 to 2006, Mr. Tse was an executive director, and from 1989 to 1996 served as the chief financial officer and a member of the board of directors of, Shun Tak Holdings Limited. Shun Tak Holdings Limited is a leading Hong Kong-based conglomerate established in 1972 and listed on the Hong Kong Stock Exchange since 1973 with core businesses in transportation, casino investment and operations and property investments. During his tenure with Shun Tak, Mr. Tse was instrumental in listing the company on the Hong Kong Stock Exchange and was instrumental in negotiating and financing many of Shun Tak’s acquisitions and business expansion initiatives. From 1989 to 2003, Mr. Tse served as executive director of Air Hong Kong Ltd., a dedicated cargo airline based in Hong Kong offering scheduled service to Europe and the United States. Mr. Tse was instrumental in the sale of Air Hong Kong to Cathay Pacific Airways in 2003. From 1997 to 2006, Mr. Tse also served as chief executive officer of Heli Express Limited, a helicopter airline operating between Hong Kong and Macau, with more than 50 daily flights. From 1997 to the present, Mr. Tse has served as the founder and chief executive officer of Hong Kong Express Airways Limited, a new regional airline that commenced operation in 2005 and provides scheduled Boeing 737 and Embraer E170 service between Hong Kong and secondary cities in Mainland China and Taiwan. A 1977 graduate of McMaster University in Canada, Mr. Tse also received an MBA from McMaster University in 1978.

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

Stuart L R Solomons was appointed as our interim Managing Director and a member of our board of directors in April 2010.  He resigned as Managing Director in June 2010, but remains a member of our board of directors.  It is intended that Mr. Solomons will remain as a member of our board of directors only until such time as a suitable replacement is appointed.  For the past ten years Mr. Solomons has engaged in an international tax practice as a partner in the offices of Transtax Limited, based in Lugano, Switzerland.  In addition, he founded and for the past six years has served as Chairman of one of the largest privately owned companies in the United Kingdom specializing in assisting individuals in the annulment of personal insolvencies.  In addition, Mr. Solomons was the former chairman of AMEC, the world’s largest independent recording consol manufacturer in the world.  AMEC earned the Queens Award for industry for 3 consecutive years for its contribution to British exports.  Mr. Solomons has held the position of visiting professor of international law and has lectured extensively and spoken at a number of conferences.  Mr. Solomons holds a Masters of International Law.

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

Jack Doueck was appointed to the board of directors of the Company in January 2010.  Mr. Doueck is a principal of Stillwater and Stillwater Capital Partners, LLC, a Delaware limited liability company and the investment manager of the Stillwater Funds (the “Stillwater LLC”), since 1997. Commencing in 1999, with Stillwater, Stillwater LLC has formed and managed the Stillwater Funds. Mr. Doueck was responsible for the formation of one of the first convertible bond arbitrage hedge funds in January 1992. Mr. Doueck has been researching and actively investing, on his own behalf and for others, in alternative strategies since 1985. He is a published author and has been a featured speaker at alternative investment conferences around the world. Mr. Doueck currently serves on the Board of Directors of several charitable organizations. Mr. Doueck graduated Valedictorian, Summa Cum Laude, from Yeshiva University in 1985 and has attended the Bernard Revel Graduate School.

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

Director Independence

We are subject to the Sarbanes-Oxley Act of 2002, as amended, and the rules of the NYSE Amex Exchange in determining whether a director is independent. The board of directors also will consult the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE Amex Exchange listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Those rules also identify specific relationships and transactions, generally existing or occurring during the three years prior to the independence determination, which preclude a director from being an independent director, including employment by the company, receipt by the director or certain family members of compensation in excess of $120,000 per year, service by a family member as an executive officer, certain business relationships with the company and certain compensation committee interlocks and being a partner in or employee of the company’s auditors.  Consistent with these considerations, the board of directors includes four independent directors and three non-independent directors. The four independent directors are Messrs. van Roon, de Waal, Bos and Solomons.  The three non-independent directors are Messrs. Hirst, Laslop and Doueck.

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

Board Committees

Our board of directors has established the following committees: (i) Audit Committee, (ii) Corporate Governance Committee, (iii) Compensation Committee, (iv) Business Combination Committee and (v) Executive Committee. The board of directors has adopted charters for these committees.

Audit Committee

Our Audit Committee consists of Messrs. Bos, de Waal and van Roon, with Mr. Bos serving as chairman. Each member of our Audit Committee is financially literate under the current listing standards of the NYSE Amex Exchange, and our board of directors has determined that at least one the members of the Audit Committee qualifies as an “audit committee financial expert,” as such term is defined by SEC and the NYSE Amex Exchange rules.

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

Executive Committee

Our Executive Committee consists of Messrs. Laslop, van Roon and Hirst, with Dr. Hirst serving as chairman. The Executive Committee acts on behalf of the full board of directors between regularly scheduled meetings, especially when timing is critical.  The Executive Committee has and may exercise all of the powers and authority of the board of directors, subject to such limitations as the board of directors and/or applicable law may from time to time impose.   The Executive Committee also has authority to appoint and remove executive officers of the Company and its subsidiaries.

Code of Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act, which is filed as Exhibit 99.1 to our Registration Statement on Form S-1 (File No. 333-145163), as filed with the SEC on August 6, 2007. Our Code of Ethics applies to our chief executive officer and our senior financial officers.

D.	Employees

Our Company

As of April 30, 2010, we have four executive officers, two of whom are also members of our board of directors. We believe that our employee relations are good. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such agreements.

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

Name of Beneficial Owner (1)	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (2)(3)(5)
Rineon Group, Inc. (4)	9,025,000	6.8%
Jack Doueck (5)	2,281,667	1.7%
Arie Jan van Roon (6)(7)	1,937,500	1.5%
Gary Hirst (7)	683,600	*
Joseph J. Bianco (8)	660,700	*
Andrew Tse	125,000	*
Michael Hlavsa	62,500	*
Leonard de Waal	0	-
Arie Bos	0	-
Keith Laslop	0	-
Stuart Solomons	0	-
Lou Hensley	0	-
Christopher Holmes	0	-
All directors and executive officers as a group (twelve persons) (1)(5)(6)(7)(8)	5,192,367	4.0%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each holder is Cumberland House, 5th Floor, 1 Victoria Street, Hamilton, HM 11, Bermuda.

(2)	Based on approximately 133,400,000 Ordinary Shares currently outstanding.

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

(7)
Allius Ltd. is a British Virgin Islands company formed by Dr. Gary T. Hirst, the Company’s president and a director, and Noble Investment Fund Limited, for the purpose of owing Ordinary Shares. Dr. Hirst and Noble Investment Fund Limited each own 50% of the outstanding interests in Allius Ltd. and are co-managers of Allius Ltd. Accordingly, shares listed for each of Dr. Hirst and Noble Investment Fund Limited include all shares owned by Allius Ltd. and the shares listed for Dr. Hirst also include 125,000 Ordinary Shares owned directly by Dr. Hirst.  Dr. Hirst is also a director of ICA, which owns 58,600 Ordinary Shares, although he disclaims beneficial ownership of such shares.

(8)
Consists of 544,500 shares owned of record by Black Bear Trading Corp., 100,000 shares owned of record by JP Comp, Inc., and 14,000 shares owned of record by Whyte Lyon & Co., Inc., all entities affiliated with Joseph J. Bianco and in which he holds a beneficial interest.  Also includes 2,200 shares owned by members of the family of Joseph J. Bianco and a trust for the benefit of one of his children.  Mr. Bianco disclaims beneficial interest in such shares.

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

In connection with the acquisitions of the net assets of the Stillwater Funds, we entered into a management agreement with Stillwater. Pursuant to such management agreement, Stillwater agreed to manage such assets in consideration for the payment of certain management and incentive fees.  Jack Doueck, a director of the Company, is a principal of Stillwater.  For important disclosures and regulatory matters regarding Stillwater, including with respect to its management, advisory business and its marketing materials and practices, please see Item 11 (Disclosure Reporting Page) of Stillwater’s Form ADV to be found online at www.adviserinfo.sec.gov.

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

(d) Northstar is a Bermuda-based insurance holding company with a 100% interest in two licensed reinsurance companies in Ireland and Bermuda. The insurance operating subsidiaries are life and annuity specialist reinsurers that commenced operations on July 1, 2004.  They were organized by Stillwater and Argus Insurance, together with management.  In Bermuda, Northstar holds a Class 3 license as a reinsurer and is a licensed life and annuity reinsurer in Ireland.  As of December 31, 2009, Northstar and its subsidiaries have approximately $800 million in assets and $120 million in capital.  Northstar’s current insurance activities are represented by two reinsurance treaties in force. The first treaty reinsures equity-indexed annuities (EIA) on a co-insurance, funds withheld basis. This treaty was effective April 1, 2005, and Northstar continued to accept new business under this agreement until the end of February, 2008.  The second treaty reinsures in force, fixed premium, fixed cash value, whole life insurance policies. Northstar reinsures on a coinsurance basis various pieces of in force life insurance policies that were issued from 1996 through 2004

The Company estimates that it has incurred approximately $23,500,000 in costs directly attributable to the Business Combinations relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 million was satisfied through the issuance of 1,391,667 Ordinary Shares and certain private warrants.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.

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

On May 12, 2010, the shareholders of the Company at an extraordinary general meeting approved the following: (i) an increase in the authorized Ordinary Shares from 350,000,000 to 500,000,000; (ii) an increase in the authorized preferred shares from 10,000,000 to 500,000,000; (iii) the automatic conversion of all 742,250 outstanding Preferred Shares into 123,708,333 Ordinary Shares, resulting from a reduction in the conversion price of such Preferred Shares from $7.50 per share to $6.00 per share; and (iv) the 2010 Plan.  As a result, there are approximately 133,400,000 Ordinary Shares issued and outstanding and no preferred shares issued and outstanding as of the date of this Annual Report.

On May 21, 2010, our board of directors approved amendments to the January 16, 2008 warrant agreement to:

(a) effect an exchange of the 17.7 million outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange received an additional warrant and now own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of our Ordinary Shares;

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

On May 21, 2010, our board of directors approved amendments to the January 16, 2008 warrant agreement to:

 (a) effect an exchange of the 17.7 outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange received an additional warrant and now own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million of our Ordinary Shares;

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

Certain Differences in Corporate Law

The following is a summary of material differences between the Statute and general corporate law in the United States insofar as they relate to the material terms of our ordinary shares. The Statute is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Statute applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Statute provides for the merger and consolidation of Cayman Islands companies and Cayman Islands and foreign companies if the merged company or continued company will continue to be a Cayman Islands company.  In addition, Cayman Islands law does have statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger, this can be achieved through other means, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a merger was sought pursuant to these statutory provisions (which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Statute or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

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

F.	Change in Registrant’s Certifying Accountant

Not Applicable.

G.	Corporate Governance and Exchange Act Reporting

We are a Cayman Islands company, and our corporate affairs are governed by the Memorandum and Articles of Association and the Statute and common law of the Cayman Islands. A majority of our executive officers and a majority of the members of our board of directors are not United States citizens or residents, and substantially all of our assets are located outside of the United States. Based upon these and other relevant factors, management and the board of directors believe that we are a “foreign private issuer” as such term is defined in Rule 3b-4 of the Exchange Act.  On May 15, 2008, we furnished a Form 6-K to the SEC stating that we would discontinue filing period reports on Form 10-K and 10-Q and interim reports on Form 8-K and that, going forward, we would file annual and periodic reports under the Exchange Act as a “foreign private issuer.” This means generally that in lieu of reports on Forms 10-K, 10-Q or 8-K, we file annual reports on Form 20-F and periodic information on Form 6-K. We provide quarterly and other interim material information under cover of Form 6-K in accordance with applicable rules and regulations (including the listed company rules of the NYSE Amex Exchange) in a manner which we believe provides material and timely information. It is important to note that disclosure under Forms 20-F and 6-K may differ in certain material respects from disclosure on Forms 10-K, 10-Q and 8-K.

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

However, if a foreign private issuer makes interim reports available to shareholders, the foreign private issuer will be required to furnish copies of such reports to the SEC on a Form 6-K. Foreign private issuers are also not required to file current reports on Form 8-K upon the occurrence of specified significant events. However, foreign private issuers are required to file reports on Form 6-K disclosing whatever information the foreign private issuer has made or is required to make public pursuant to its home country’s (Cayman Islands) laws or distributes to its shareholders and that is material to the issuer and its subsidiaries. Foreign private issuers are also exempt from the requirements under the U.S. proxy rules prescribing content of proxy statements and annual reports to shareholders. Although the NYSE Amex Exchange does require that we prepare and deliver to shareholders annual reports and proxy statements in connection with all meeting of shareholders, these documents are not required to comply with the detailed content requirements of the SEC’s proxy regulations applicable to U.S. domestic companies. Foreign private issuers generally disclose less detailed information regarding executive compensation and related matters.  Officers, directors and 10% beneficial owners of foreign private issuers are exempt from requirements to file Forms 3, 4 and 5 to report their beneficial ownership of the issuer’s common stock under Section 16(a) of the Exchange Act and are also exempt from the related short-swing profit recapture rules under Section 16(b) of the Exchange Act.

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

In addition, as a foreign private issuer, are exempt from certain rules of the NYSE Amex Exchange, including shareholder approval requirements for the actual or potential issuance of securities representing 20% or more of our outstanding ordinary shares, at below market prices or in connection with acquisitions, as the laws of the Cayman Islands permit such issuances.

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
May 17, 2010

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
Preferred shares, $0.0001 par value; 10,000,000 shares authorized; none issued
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

Acquisition Transaction:

Subsequent event:  As discussed further in Note 12, in January 2010, the Company acquired an 81.5% interest in Amalphis Group, Inc. (“Amalphis”), the parent company of Allied Provident Insurance Company, Ltd. (“Allied Provident”), a specialty insurance company domiciled in Barbados. At the same time, the Company also acquired what was estimated to be approximately $655 million of the net assets (subject to assumed liabilities as well as valuation and audit adjustments) of a series of investment funds managed by Stillwater Capital Partners, Inc. (“Stillwater”) and Weston Capital Asset Management, LLC (“Weston”).  The Company contributed to Allied Provident a portion of the net assets of the funds managed by Stillwater and Weston and may contribute the remaining Stillwater and Weston fund assets and other hedge fund assets the Company may acquire in the future to Allied Provident and to other insurance companies the Company may acquire.  The Company plans to redeem or sell some of the investment assets in order to generate additional working capital for operations.  The Company believes that it has sufficient sources of liquidity to finance its operations for the coming twelve months. The Company may, however, also attempt to raise additional debt and/or equity financing in connection with its planned activities or potential acquisitions.

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

Preferred shares

As of December 31, 2009, the Company is authorized to issue 10,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

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

NOTE 5 – ACQUISITION ACTIVITY AND ACQUISITIONS NOT COMPLETED

Amalphis Group, Inc. and certain investment funds –

As discussed further in Note 12, in January 2010, the Company acquired an 81.5% interest in Amalphis Group, Inc., the parent company of Allied Provident Insurance Company, Ltd., a specialty insurance company domiciled in Barbados. At the same time, the Company also acquired what was estimated to be approximately $655 million of the net assets (subject to assumed liabilities as well as valuation and audit adjustments) of a series of investment funds managed by Stillwater and Weston.

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

  In connection with the acquisitions, the Company estimates that it has incurred approximately $23,500,000 costs directly attributable to the Amalphis, Stillwater and Wimbledon transactions relating to attorneys, accountants and other advisors fees.  Of this amount, approximately $10,400,000 million was satisfied through the issuance of 1,391,667 Ordinary Shares and certain private warrants.  In addition, there are approximately $24,000,000 in unpaid management fees due to the managers of the Stillwater Funds that are to be paid out of available cash flow as determined by the Company.  In connection with the retention of a new chief executive officer (see below), the Company sold that person $5,333,333 Ordinary Shares in consideration of a limited recourse note in the amount of $20,000,000 ($3.75 per share).  The difference between the fair value of the Ordinary Shares on the date of the sale ($5.09) and the sales price aggregated approximately $7,150,000 and will be charged to operations.

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

On May 12, 2010, the shareholders of the Company at an extraordinary general meeting approved the following: (i) an increase in the authorized Ordinary Shares from 350,000,000 to 500,000,000; (ii) an increase in the authorized preferred shares from 10,000,000 to 500,000,000; (iii) the automatic conversion of all 742,250 outstanding Series A Preferred Shares into 123,708,334 Ordinary Shares, resulting from a reduction in the conversion price of such Series A Preferred Shares from $7.50 per share to $6.00 per share; and (iv) the 2010 Plan (defined below).  As a result, there are approximately 133,400,000 Ordinary Shares issued and outstanding and no Series A Preferred Shares issued and outstanding.  All but 9,500,000 of the 123,708,334 shares issued upon conversion of the Series A Preferred Shares are subject to post-acquisition audit and other adjustments.

The following unaudited condensed pro-forma information reflects the business combination with Amalphis as though they occurred at the beginning of each period presented.

	Year ended December 31,
	2009	2008
Revenues	$22,859,000	$17,468,000
Net Income	$13,222,000	$3,932,000
Earnings per share:
Basic	$1.36	$0.04
Diluted	$0.12	$0.04

On May 21, 2010, the board of directors of the Company approved amendments to the January 16, 2008 warrant agreement to: (a) effect an exchange of the 17.7 outstanding warrants covered by the agreement, as a result of which the holders of such warrants on the June 8, 2010 effective date of the exchange received an additional warrant and own an aggregate of 35.4 million warrants, entitling such holders to purchase an aggregate of 35.4 million Ordinary Shares; (b) reduce the exercise price of the warrants from $7.50 to $7.00; and (c) extend the exercise period of the warrants for two years, or until January 16, 2014. The Company set June 8, 2010 as the record date for determining the appropriate warrant holders entitled to receive the benefit of the foregoing amendments.

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

3.2
Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

3.3
Third Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit B of Exhibit 99.2 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010).

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

4.7
2010 Stock Incentive Plan of the Company (incorporated herein by reference to Exhibit A of Exhibit 99.2 of the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010).

4.8
Amendment No. 1 to Warrant Agreement, dated as of May 25, 2010, by and among Gerova Financial Group, Ltd. and Continental Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 28, 2010).

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

10.16
Letter of Intent, dated December 18, 2009, with Stillwater Capital Partners, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.17
Letter Agreement dated December 22, 2009 with Northstar Companies (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.18
Stillwater Merger Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.19
Stillwater Asset Purchase Agreements, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.20
Wimbledon Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.6 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.21
Wimbledon Real Estate Financing Master Fund Asset Purchase Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.7 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.22
Amalphis Group Share Exchange Agreement, dated as of December 31, 2009 (incorporated herein by reference to Exhibit 10.8 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.23
Employment Agreement dated as of December 1, 2009, by and between Marshall Manley and Asia Special Situation Acquisition Corp. (incorporated herein by reference to Exhibit 10.10 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.24
Share Purchase Agreement dated as of January 1, 2010, by and among Asia Special Situation Acquisition Corp., Marseilles Capital LLC and Marshall Manley (incorporated herein by reference to Exhibit 10.9 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.25
Engagement Agreement with Roth Capital Partners (incorporated herein by reference to Exhibit 10.11 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 7, 2010).

10.26
Agreement, dated January 13, 2010, by and between Asia Special Situation Acquisition Corp. and Victory Park Capital Advisors, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010).

10.27
Form of Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 14, 2010).

10.28
Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010).

10.29
Management Agreement, between WFM Holdings, Ltd. and Weston Capital Asset Management, LLC, dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010).

10.30
Investment Management Agreement, between the Company and Stillwater Capital Partners, Inc., dated as of January 20, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on January 26, 2010).

10.31
Separation Agreement and Release, dated as of April 8, 2010, by and between Gerova Financial Group, Ltd. and Marshall Manley (incorporated herein by reference to Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010).

10.32
Share Repurchase Agreement, dated as of April 8, 2010, by and among Gerova Financial Group, Ltd., Marseilles Capital LLC and Marshall Manley (incorporated herein by reference to Exhibit 4.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on April 12, 2010).

10.33
Amended and Restated Registration Rights Agreement by and among the Company, Stillwater Capital Partners, Inc., Stillwater Capital Partners, LLC, the Wimbledon Financing Master Fund, Ltd. and the Wimbledon Real Estate Financing Master Fund, Ltd., dated as of April 23, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-33916), as filed with the Securities and Exchange Commission on May 3, 2010).

10.34
Employment Agreement dated as of April 1, 2010 by and between Gerova Financial Group, Ltd. and Lou E. Hensley (incorporated herein by reference to Exhibit 10.34 to the Company’s Annual Report on Form 20-F (File No. 001-33916), as filed with the Securities and Exchange Commission on June 2, 2010).

10.35
Form of Operating Agreement of Net Five Holdings, LLC, dated as of May 26, 2010, by and among Planet Five Development Group, LLC, Gerova Financial Group, Ltd., Planet Five at Gerova, LLC, Robert V. Willison, and the other parties thereto (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 20-F (File No. 001-33916), as filed with the Securities and Exchange Commission on June 2, 2010).

10.36
Form of Contribution Agreement, dated as of May 26, 2010, by and among Gerova Financial Group, Ltd., Planet Five Development Group, LLC and Net Five Holdings, LLC (incorporated herein by reference to Exhibit 10.36 to the Company’s Annual Report on Form 20-F (File No. 001-33916), as filed with the Securities and Exchange Commission on June 2, 2010).

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

GEROVA FINANCIAL GROUP, LTD.

June 16, 2010	By:
/s/ Joseph J. Bianco
Joseph J. Bianco
Chief Executive Officer
(Principal Executive Officer)